   As filed with the Securities and Exchange Commission on January 12, 2000.
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                EMUSIC.COM INC.
             (Exact name of registrant as specified in its charter)

                                      3652                 94-3290594
       Delaware           (Primary Standard Industrial   (IRS Employer
   (State or other        Classification Code Number)    Identification
   jurisdiction of                                          Number)
   incorporation or
    organization)


            1991 Broadway, 2nd Floor, Redwood City, California 94063
                                 (650) 216-0200
    (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               Gene Hoffman, Jr.
                     President and Chief Executive Officer
                                EMusic.com Inc.
            1991 Broadway, 2nd Floor Redwood City, California 94063
                                 (650) 216-0200
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service of process)

                                   Copies to:

           Andrew D. Zeif                      Richard R. Dennerline
          Lisa A. Mondori                        Mark L. Heimlich
  Gray Cary Ware & Freidenrich LLP               Freeborn & Peters
        400 Hamilton Avenue                   311 South Wacker Drive
    Palo Alto, California 94301               Chicago, Illinois 60606
           (650) 833-2000                         (312) 360-6000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the Joint Proxy Statement/Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
 Title of Each Class of                Proposed Maximum  Proposed Maximum   Amount of
    Securities to be     Amount to be   Offering Price  Aggregate Offering Registration
       Registered        Registered(1)   Per Share(4)        Price(1)(2)    Fee(2)(3)
---------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share.......   9,097,952        $1.58          $14,383,164      $3,797.16
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) The number of shares to be registered pursuant to this Registration Statement is based upon the aggregate number of shares of Tunes.com Inc. common stock expected to be outstanding on the effective date of this Registration Statement plus the aggregate number of shares of Tunes.com Inc. common stock issuable upon exercise of warrants to purchase shares of Tunes.com Inc. common stock expected to be outstanding on such date multiplied by an estimated exchange ratio of .82 shares of common stock of the Registrant to be issued in exchange for each share of Tunes.com Inc. common stock.
(2) The registration fee was computed pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on one-third of the principal amount, par value or stated value of the shares of Tunes.com Inc. common stock to be surrendered to the Registrant in exchange for the shares of common stock of the Registrant registered pursuant to this Registration Statement as of the latest practicable date prior to the filing of this Registration Statement.
(3) $2,876.63 of the registration fee was previously paid in connection with the filing by the Registrant of preliminary proxy solicitation materials under Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee has been credited against the registration fee payable hereunder pursuant to Rule 457(b) under the Securities Act of 1933, as amended. Accordingly, a registration fee of $920.53 is being paid herewith.
(4) The Proposed Maximum Offering Price Per Share was derived by dividing the Proposed Maximum Aggregate Offering Price of $14,383,164 by the 9,097,952 shares of the common stock of the Registrant to be registered hereunder.

                                ---------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                [LOGO OF EMUSIC]

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To Be Held On February 14, 2000

                               ----------------

TO THE STOCKHOLDERS OF
EMUSIC.COM INC.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of EMusic.com Inc., a Delaware corporation, will be held on February 14, 2000, at 9:00 a.m., local time, at the offices of Gray Cary Ware & Freidenrich LLP, 400 Hamilton Avenue, Palo Alto, California, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of November 29, 1999, by and among EMusic, Tunes.com Inc., a Delaware corporation, and GNB Corporation, a Delaware corporation and a wholly-owned subsidiary of EMusic, that provides for, among other things:

  . The merger of GNB Corporation with and into Tunes that will result in Tunes becoming a wholly-owned subsidiary of EMusic and Tunes stockholders becoming EMusic stockholders.

  . Tunes stockholders will receive in exchange for each share of Tunes capital stock that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. While the exact number of shares of EMusic common stock to be issued in exchange for each share of Tunes capital stock is subject to adjustment based on the number of outstanding shares, options and warrants at the closing of the merger, as of January 10, 2000, this formula would have resulted in approximately .82 shares of EMusic common stock being issued for each share of Tunes capital stock.

  . EMusic will assume all outstanding options and warrants to purchase Tunes capital stock, and each option and warrant will be converted into an option or warrant to purchase the number of shares of EMusic common stock that would have been issued to the holder of the option or warrant in the merger had the option or warrant been exercised immediately prior to the merger.

  . Ten percent of the shares of EMusic common stock that would otherwise be issuable in exchange for shares of Tunes capital stock at the closing of the merger initially will not be distributed to Tunes stockholders but will be placed in an escrow account to be available to compensate EMusic for certain losses that EMusic may incur during the one year period following the completion of the merger. These escrow shares will be withheld on a pro-rata basis from each Tunes stockholder who would otherwise be entitled to receive those shares in exchange for their Tunes shares. Any of the escrow shares remaining in the escrow account at the end of the one year period that are not required to compensate EMusic for any losses will be returned to the Tunes stockholders.

2. To consider and vote upon the postponement or adjournment of the special meeting in order to solicit additional votes to approve the merger agreement if the secretary of the special meeting determines that there are not sufficient votes to approve the merger agreement.

The close of business on January 10, 2000 has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Therefore, only stockholders of record on January 10, 2000 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

                                                  By Order of the Board of
                                                   Directors


                                                  /s/ Gene Hoffman, Jr.
                                                  Gene Hoffman, Jr.
                                                  President and Chief
                                                   Executive Officer

January 10, 2000

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person, even if you have previously returned your proxy card.

The merger agreement must be approved by the holders of a majority of the shares of EMusic common stock voted in person or by proxy at the special meeting. Your vote on this matter is very important. We urge you to review carefully the enclosed material and to return your proxy card promptly.

Your board of directors unanimously recommends that stockholders vote FOR adoption of the merger agreement.

                              [LOGO OF TUNES.COM]
                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To Be Held On February 14, 2000

                               ----------------

TO THE STOCKHOLDERS OF
TUNES.COM INC.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Tunes.com Inc., a Delaware corporation, will be held on February 14, 2000, at 1:00 p.m., local time, at the offices of Freeborn & Peters, 311 South Wacker Drive, Suite 3000, Chicago, Illinois, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of November 29, 1999, by and among Tunes, EMusic.com Inc., a Delaware corporation, and GNB Corporation, a Delaware corporation and a wholly-owned subsidiary of EMusic, that provides for, among other things:

  . The merger of GNB Corporation with and into Tunes that will result in Tunes becoming a wholly-owned subsidiary of EMusic and Tunes stockholders becoming EMusic stockholders.

  . Tunes stockholders will receive in exchange for each share of Tunes capital stock that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. While the exact number of shares of EMusic common stock to be issued in exchange for each share of Tunes capital stock is subject to adjustment based on the number of outstanding shares, options and warrants at the closing of the merger, as of January 10, 2000, this formula would have resulted in approximately .82 shares of EMusic common stock being issued for each share of Tunes capital stock.

  . EMusic will assume all outstanding options and warrants to purchase Tunes capital stock, and each option and warrant will be converted into an option or warrant to purchase the number of shares of EMusic common stock that would have been issued to the holder of the option or warrant in the merger had the option or warrant been exercised immediately prior to the merger.

  . Ten percent of the shares of EMusic common stock that would otherwise be issuable in exchange for shares of Tunes capital stock at the closing of the merger initially will not be distributed to Tunes stockholders but will be placed in an escrow account to be available to compensate EMusic for certain losses that EMusic may incur during the one year period following the completion of the merger. These escrow shares will be withheld on a pro-rata basis from each Tunes stockholder who would otherwise be entitled to receive those shares in exchange for their Tunes shares. Any of the escrow shares remaining in the escrow account at the end of the one year period that are not required to compensate EMusic for any losses will be returned to the Tunes stockholders.

2. To consider and vote upon the postponement or adjournment of the special meeting in order to solicit additional votes to approve the merger agreement if the secretary of the special meeting determines that there are not sufficient votes to approve the merger agreement.

The close of business on January 10, 2000 has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Therefore, only stockholders of record on January 10, 2000 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Holders of outstanding shares of Tunes capital stock have the right to dissent from the merger and, subject to certain conditions, receive payment for their shares. These rights are described in greater detail in the accompanying joint proxy statement/prospectus under the caption "Tunes Stockholders' Dissenters' Rights of Appraisal" and are set forth in full in Appendix F to that document.

                                                  By Order of the Board of
                                                   Directors

                                                  /s/ Howard A. Tullman

                                                  Howard A. Tullman
                                                  Chairman and Chief Executive
                                                   Officer

January 10, 2000

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person, even if you have previously returned your proxy card.

Although Delaware law provides that the merger agreement may be approved by the holders of a majority of the outstanding shares of Tunes capital stock, it is a condition to the completion of the merger that the merger agreement be approved by the holders of at least 95% of the outstanding shares of Tunes capital stock. Your vote on this matter is very important. We urge you to review carefully the enclosed material and to return your proxy card promptly.

Your board of directors unanimously recommends that stockholders vote FOR adoption of the merger agreement.

                              EMUSIC.COM INC. AND
                                 TUNES.COM INC.

                             JOINT PROXY STATEMENT

                                ---------------

                                EMUSIC.COM INC.

                                   PROSPECTUS

                                ---------------

EMusic.com Inc. and Tunes.com Inc. have entered into an agreement and plan of reorganization that provides for a merger, as a result of which Tunes will become a wholly-owned subsidiary of EMusic. In the merger, Tunes stockholders will receive for each share of Tunes capital stock that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. EMusic expects to issue at least 5.9 million shares of its common stock to holders of Tunes capital stock at the closing of the merger. EMusic may issue as many as an additional 4.7 million shares upon the exercise of all outstanding Tunes options and warrants.

Ten percent of the shares of EMusic common stock that would otherwise be issuable in exchange for shares of Tunes capital stock at the closing of the merger initially will not be distributed to Tunes stockholders but will be placed in an escrow account to be available to compensate EMusic for certain losses that EMusic may incur during the one year period following the completion of the merger. These escrow shares will be withheld on a pro-rata basis from each Tunes stockholder who would otherwise be entitled to receive those shares in exchange for their Tunes shares. Any of the escrow shares remaining in the escrow account at the end of the one year period that are not required to compensate EMusic for any losses will be returned to the Tunes stockholders.

This joint proxy statement/prospectus is being furnished to EMusic stockholders in connection with the solicitation by EMusic's board of directors of proxies for use at the special meeting of stockholders to be held at the offices of Gray Cary Ware & Freidenrich LLP, 400 Hamilton Avenue, Palo Alto, California, at 9:00 a.m., local time, on February 14, 2000. At this meeting, EMusic stockholders will vote on the proposed merger.

This joint proxy statement/prospectus is being furnished to Tunes stockholders in connection with the solicitation by Tunes' board of directors of proxies for use at the special meeting of stockholders to be held at the offices of Freeborn & Peters, 311 South Wacker Drive, Suite 3000, Chicago, Illinois, at 1:00 p.m., local time, on February 14, 2000. At this meeting, Tunes stockholders will vote on the proposed merger.

This joint proxy statement/prospectus also constitutes the prospectus of EMusic with respect to the up to 9,097,952 shares of EMusic common stock to be issued to Tunes stockholders in the merger in exchange for the outstanding shares of Tunes capital stock.

EMusic common stock is designated for quotation on the Nasdaq National Market under the symbol "EMUS," and, following the completion of the proposed merger, EMusic common stock is expected to continue to be traded under that symbol. EMusic has agreed to apply to have the shares of EMusic common stock issued to the Tunes stockholders approved for trading on the Nasdaq National Market, and that approval must be obtained prior to the completion of the proposed merger.

On November 29, 1999, the last full trading day prior to the public announcement of the proposed merger, the closing price of EMusic common stock on the Nasdaq National Market was $16.00 per share. On January 10, 2000, the closing price of EMusic common stock was $10.13 per share.

All information concerning EMusic in this joint proxy statement/prospectus has been furnished by EMusic, and all information concerning Tunes in this joint proxy statement/prospectus has been furnished by Tunes. EMusic stockholders and Tunes stockholders are all encouraged to read this joint proxy statement/prospectus carefully and understand it before they vote.

See "Risk Factors" beginning on page 13 for a discussion of certain risks that you should consider in determining how to vote on the proposed merger.

Neither the Securities and Exchange Commission nor any state securities commission has approved the securities to be issued in this transaction or determined that this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 This joint proxy statement/prospectus is dated January 12, 2000, and is first being mailed to stockholders of
                 EMusic and Tunes on or about January 18, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY...................................................................   1
RISK FACTORS..............................................................  13
 Risk Factors Relating to the Merger......................................  13
 Risk Factors Relating to EMusic..........................................  15
 Risk Factors Relating to Tunes...........................................  25
EMUSIC SPECIAL MEETING....................................................  39
 General..................................................................  39
 Matters to be Considered.................................................  39
 Proxies..................................................................  39
 Solicitation of Proxies..................................................  39
 Record Date and Voting Rights............................................  39
 Recommendation of the EMusic Board.......................................  40
TUNES SPECIAL MEETING.....................................................  41
 General..................................................................  41
 Matters to be Considered.................................................  41
 Proxies..................................................................  41
 Solicitation of Proxies..................................................  41
 Record Date..............................................................  41
 Voting Rights, Conditions and Requirements...............................  41
 Recommendation of the Tunes Board........................................  42
THE MERGER................................................................  43
 Background of the Merger.................................................  43
 Recommendation of the EMusic Board of Directors and EMusic's Reasons for
  the Merger..............................................................  44
 Opinion of EMusic's Financial Advisor....................................  46
 Recommendation of the Tunes Board of Directors and Tunes' Reasons for the
  Merger..................................................................  50
 Opinion of Tunes' Financial Advisor......................................  52
 Interests of Tunes' Management in the Merger and Potential Conflicts of
  Interests...............................................................  58
 The Merger...............................................................  59
 Closing..................................................................  59
 Conversion of Tunes Stock; Treatment of Tunes Stock Options and
  Warrants................................................................  59
 Exchange of Certificates; Fractional Shares..............................  60
 Representations and Warranties...........................................  60
 Conduct of Business Before the Merger....................................  61
 Conditions to Completing the Merger......................................  64
 Regulatory and Other Approvals Required for the Merger...................  65
 Waiver and Amendment of the Merger Agreement.............................  65
 Termination of the Merger Agreement......................................  66
 Material Federal Income Tax Consequences.................................  66
 Accounting Treatment.....................................................  67
 Tunes Stockholders' Dissenters' Rights of Appraisal......................  68
 EMusic Stockholders' Dissenters' Rights of Appraisal.....................  69
 Indemnity Escrow Agreement...............................................  69
 Tunes Stockholders' Indemnification and Liability Obligations............  69
 Appointment of Representative of Tunes Stockholders......................  70
 Shareholder Voting Agreements............................................  70
 Restrictions on Resales by Affiliates....................................  72
 Restrictions on Transfers by Stockholders................................  72
 Restrictions on Transfers by Option Holders..............................  72

                               TABLE OF CONTENTS
                                  (continued)

                                                                          Page
                                                                          ----
MANAGEMENT AFTER THE MERGER..............................................  73
 Board of Directors......................................................  73
 Management..............................................................  73
 EMusic Officers and Directors...........................................  73
 Information About Mr. Tullman...........................................  73
DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS........  75
 Description of EMusic Capital Stock.....................................  75
 Comparison of Rights of EMusic Stockholders and Tunes Stockholders......  76
PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION.....................  80
INFORMATION ABOUT EMUSIC.................................................  81
 Overview................................................................  81
 Industry Background.....................................................  81
 Benefits to Consumers...................................................  83
 Benefits to Artists and Independent Labels..............................  84
 EMusic Business Strategy................................................  84
 Content Acquisition.....................................................  86
 Strategic Partnerships..................................................  87
 IUMA--Internet Underground Music Archive................................  88
 Sales and Marketing.....................................................  88
 Operations..............................................................  89
 Competition.............................................................  89
 Intellectual Property...................................................  91
 Employees...............................................................  91
 Legal Proceedings.......................................................  92
 Facilities..............................................................  92
 Executive Officers, Directors and Key Employees.........................  92
 Board of Directors......................................................  95
 Executive Compensation..................................................  96
 Stock Plans.............................................................  97
 Limitation of Liability and Indemnification.............................  98
 Certain Transactions and Relationships..................................  99
 Principal Stockholders .................................................  99
EMUSIC'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS................................... 101
 Results of Operations................................................... 101
 Amortization of Trade Names............................................. 104
 Liquidity and Capital Resources......................................... 105
 Year 2000 Readiness..................................................... 106
 Quantitative and Qualitative Disclosures About Market Risk.............. 106
 Recent Accounting Pronouncements........................................ 107
INFORMATION ABOUT TUNES.................................................. 108
 Industry Background..................................................... 108
 Tunes' Websites......................................................... 111
 Advertising Sales and Promotion......................................... 114
 Marketing............................................................... 115
 Strategic Relationships................................................. 116
 Infrastructure, Operations And Technology............................... 117

                               TABLE OF CONTENTS
                                  (continued)

                                                                           Page
                                                                           ----
 Competition.............................................................  117
 Intellectual Property...................................................  118
 Government Regulation...................................................  119
 Employees...............................................................  120
 Properties..............................................................  120
 Legal Proceedings.......................................................  120
 Principal Stockholders..................................................  121
TUNES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  123
 Overview................................................................  123
 Results of Operations...................................................  125
 Nine Months Ended September 30, 1998 and 1999...........................  125
 Inception Period and Years Ended December 31, 1997 and 1998.............  127
 Selected Quarterly Operating Results....................................  129
 Liquidity and Capital Resources.........................................  129
 Year 2000 Readiness Disclosure..........................................  131
 Interest Rate Risk......................................................  132
LEGAL MATTERS............................................................  133
EXPERTS..................................................................  133
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
 DISCLOSURE..............................................................  133
STOCKHOLDER PROPOSALS....................................................  134
OTHER MATTERS............................................................  134
WHERE YOU CAN FIND MORE INFORMATION......................................  134
INDEX TO FINANCIAL STATEMENTS............................................  F-1

APPENDICES
Appendix A -- Agreement and Plan of Reorganization
Appendix B -- Indemnity Escrow Agreement
Appendix C -- Form of Shareholder Voting Agreement
Appendix D -- Opinion of CIBC World Markets Corp.
Appendix E -- Opinion of SG Cowen Securities Corporation
Appendix F -- Section 262 of the Delaware General Corporation Law
Appendix G -- Form of EMusic Proxy Card
Appendix H -- Form of Tunes Proxy Card

                                    Summary

This brief summary highlights selected information from the joint proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to carefully read the entire joint proxy statement/prospectus and the other documents to which this joint proxy statement/prospectus refers to fully understand our proposed merger. See "Where You Can Find More Information."

The Merger (page 44)

We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

Parties to the Merger (pages 81 and 108)

EMusic.com Inc.
1991 Broadway, 2nd Floor
Redwood City, California 94063
(650) 216-0200

EMusic is a leading provider of downloadable music over the Internet. Through its website at EMusic.com, EMusic offers a compelling selection of music from which its customers may discover, sample, and purchase popular recordings for immediate digital delivery and enjoyment. The recordings available for download at EMusic.com are provided through EMusic's relationships with a growing roster of recording artists and independent record labels. EMusic currently has exclusive, multi-year, digital download licenses, from over 500 record labels and over 2,500 recording artists, including selected titles from such well known artists as Bush, Phish, They Might Be Giants, B.B. King and Ella Fitzgerald. EMusic currently has over 50,000 titles available for download. In addition, EMusic's IUMA subsidiary offers its customers access to over 7,500 unsigned artists. EMusic believes this represents one of the largest digital music content archives currently licensed for distribution over the Internet.

Tunes.com Inc.
640 North LaSalle Street
Suite 560
Chicago, Illinois 60610
(312) 642-7560

Tunes is an online music network, providing music fans with extensive and exclusive music content, community features and e-commerce services. Tunes' network of websites ranked among the top five music content websites as measured by unique visitors in October 1999. Tunes' hub website, Tunes.com, is a "one-stop shop" designed to appeal to a broad spectrum of music fans by covering a wide range of genres, from urban to rock to classical. The Tunes.com website is supported by and integrated with Tunes' genre-specific websites Rollingstone.com--rock and pop and Downbeatjazz.com--jazz and blues. Tunes has built these websites through its exclusive relationships with leading music industry magazines, Rolling Stone and Down Beat. Tunes' websites provide advertisers and retailers with an attractive channel to reach consumers across both broad and targeted demographic groups. Tunes generates revenue from a number of sources, including advertising, sponsorships, promotions, e-commerce and content syndication.

Effect and Timing of the Merger

We propose that EMusic and Tunes combine by way of a merger as a result of which Tunes stockholders will become EMusic stockholders. We expect to complete the merger no later than February 15, 2000, or as soon as practicable thereafter, although the agreement does not expire until March 28, 2000.

Exchange of Shares (page 60)

When the merger occurs, each share of Tunes capital stock will automatically become the right to receive from EMusic that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. While the exact number of shares of EMusic common stock to be issued in exchange for each share of Tunes capital stock is subject to adjustment based on the number of outstanding shares, options and warrants at the closing of the merger, as of January 10, 2000, this formula would have resulted in approximately .82 shares of EMusic common stock being issued for each share of Tunes capital stock.

All of the Tunes stockholders will have to surrender their Tunes stock certificates to receive new certificates representing EMusic common stock. Tunes stockholders should not do this, however, until they receive written instructions after we have completed the merger.

Tunes Stock Options and Warrants (page 59)

In the merger, each stock option to buy Tunes common stock will become an option to buy EMusic common stock. However, each option will continue to be governed by the terms of the Tunes stock option plan or other agreement under which it was issued. The number of shares of EMusic common stock subject to each new stock option, as well as the exercise price of that stock option, will be adjusted to reflect the merger exchange ratio.

Each outstanding warrant to buy shares of Tunes common stock outstanding at the time of completion of the merger will be converted into a warrant to buy shares of EMusic common stock. However, each warrant will continue to be governed by the terms of the agreement under which it was issued. The number of shares of EMusic common stock subject to each new warrant, as well as the purchase price of that warrant, will be adjusted to reflect the merger exchange ratio.

Management after the Merger (page 73)

The composition of EMusic's current executive management is not expected to change as a result of the merger. It is, however, anticipated that Howard A. Tullman, the current Chairman and Chief Executive Officer of Tunes, will become a member of the board of directors of EMusic following the completion of the merger.

Several members of Tunes' current management have signed employment letters providing for them to be employed by EMusic after the merger.

The Tunes Stockholders Meeting (page 41)

At the Tunes stockholders meeting, Tunes stockholders will be asked to:

1. approve an agreement that provides for, among other things, a merger in which Tunes will become a wholly-owned subsidiary of EMusic; and

2. vote on the postponement or adjournment of the meeting to solicit additional votes to approve the merger agreement, if the secretary of the meeting decides that there are not enough votes to approve the merger agreement.

The EMusic Stockholders Meeting (page 39)

At the EMusic stockholders meeting, EMusic stockholders will be asked to:

1. approve an agreement that provides for, among other things, a merger in which Tunes will become a wholly-owned subsidiary of EMusic; and

2. vote on the postponement or adjournment of the meeting to solicit additional votes to approve the merger agreement, if the secretary of the meeting decides that there are not enough votes to approve the merger agreement.

Record Date and Vote Required for Tunes Stockholders (page 41)

Tunes stockholders can vote at the Tunes special meeting if they owned of record Tunes common stock or Tunes convertible preferred stock at the close of business on January 10, 2000, the record date for the special meeting. Holders of shares of Tunes common stock may cast one vote for each share of Tunes common stock owned at that time. Holders of shares of Tunes convertible preferred stock may cast one vote for each share of Tunes common stock that would have been issued had the shares of convertible preferred stock been converted immediately prior to the record date for the Tunes special meeting. Delaware law provides that the merger agreement may be approved by the affirmative vote of the holders of at least a majority of the shares of Tunes capital stock entitled to vote at the meeting. It is, however, a condition to the completion of the merger that the holders of at least 95% of the shares of Tunes capital stock entitled to vote at the meeting must vote in favor of it. As of the record date, Tunes' directors and executive officers and their affiliates beneficially owned about 73,600 shares of Tunes common stock and 2,684,123 shares of Tunes convertible preferred stock entitling them to exercise about 38.5% of the voting power of the Tunes capital stock entitled to vote at the special meeting. In addition, other affiliates of Tunes holding approximately 21.0% of the voting power, of the Tunes capital stock entitled to vote at the special meeting have signed shareholder voting agreements pursuant to which they have agreed to vote in favor of the merger. See "The Merger-- Shareholder Voting Agreements."

Tunes stockholders may vote their shares in person by attending the special meeting or by sending us their proxies if they are unable or do not wish to attend the meeting. Tunes stockholders may revoke their proxies at any time before a vote is taken at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Tunes, or by attending the Tunes special meeting and voting in person.

Record Date and Vote Required for EMusic Stockholders (page 39)

EMusic stockholders can vote at the EMusic special meeting if they owned EMusic common stock at the close of business on January 10, 2000, the record date for the meeting. EMusic stockholders may cast one vote for each share of EMusic common stock they owned at that time. To adopt the merger agreement, the holders of a majority of the shares of EMusic common stock present in person or by proxy at the meeting must vote in favor of it. As of the record date, EMusic's directors and executive officers and their affiliates beneficially owned about 7,293,000 shares of EMusic common stock entitling them to exercise about 19.6% of the voting power of the EMusic common stock entitled to vote at the special meeting.

EMusic stockholders may vote their shares in person by attending the meeting or by mailing us their proxies if they are unable or do not wish to attend. EMusic stockholders may revoke their proxies at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of EMusic, or by attending the EMusic special meeting and voting in person.

Our Reasons for the Merger (pages 44 and 50)

EMusic and Tunes are proposing to merge because they believe that the merger will significantly benefit their respective stockholders, customers and employees.

Specifically, EMusic believes that a combination with Tunes will benefit EMusic's stockholders, customers and employees for the following reasons:

  . EMusic will be able to provide its customers with a combination of the EMusic catalog of music for sale as well as the extensive music information available from Tunes and its various websites;

  . EMusic will be able to market its downloadable music to the larger audience of music consumers that utilize the services of Tunes.com, Rollingstone.com, and Downbeatjazz.com; and

  . the merger will allow EMusic to offer a broader combination of downloadable music and music information to distribution portals such as America Online and Yahoo!.

Tunes believes that the merger with EMusic will benefit Tunes' stockholders, customers and employees for the following reasons:

  . the complementary characteristics of the respective business and management philosophies and corporate cultures of Tunes and Emusic;

  . the potential for reduced stockholder risk after the merger as a result of the diversification of product and service offerings and revenue bases; and

  . the fairness to Tunes of the terms and conditions of the merger agreement, which were the product of extensive arm's length negotiations.

The discussion of our reasons for the merger includes forward-looking statements about possible or assumed future results of our operations and the performance of the combined company after the merger. Future results and performance are subject to risks and uncertainties, which could cause such results and performance to differ significantly from those expressed in these statements. For a discussion of factors that could affect these future results, see "Forward-Looking Statements May Prove Inaccurate" on page 7 and "Risk Factors" on page 13.

Tunes Board's Recommendation to Tunes Stockholders (page 50)

The Tunes board of directors believes that the merger is advisable, fair to Tunes stockholders and in their best interests, and unanimously recommends that Tunes stockholders vote "FOR" approval of the merger agreement.

EMusic Board's Recommendation to EMusic Stockholders (page 44)

The EMusic board of directors believes that the merger is advisable, fair to EMusic stockholders and in their best interests, and unanimously recommends that EMusic stockholders vote "FOR" approval of the merger agreement.

Opinion of EMusic's Financial Advisor (page 46)

The EMusic board of directors has received an opinion of its financial advisor, CIBC World Markets Corp., as to the fairness, from a financial point of view, to EMusic of the exchange ratio provided for in the merger. The full text of CIBC World Markets' written opinion dated November 29, 1999 is attached to the back of this joint proxy statement/prospectus as Appendix D. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. CIBC World Markets' opinion is directed to the EMusic board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the proposed merger.

Opinion of Tunes' Financial Advisor (page 52)

Tunes' financial advisor, SG Cowen Securities Corporation, has delivered a written opinion to the Tunes board of directors as to the fairness, from a financial point of view, of the exchange ratio provided for in the merger to the holders of Tunes common stock. The full text of SG Cowen's written opinion is attached to this joint proxy statement/prospectus as Appendix E. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. SG Cowen's opinion is directed to the Tunes board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Conditions to Completing the Merger (page 64)

Whether we complete the merger depends on a number of conditions being satisfied in addition to Tunes stockholders' and EMusic stockholders' approval of the merger agreement. However, either EMusic or Tunes may choose to complete the merger even though one or more of these conditions has not been satisfied, as long as the law allows them to do so. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Indemnity Escrow Agreement (page 69)

As contemplated by the merger agreement, we have also entered into an indemnity escrow agreement that provides that EMusic will retain in escrow ten percent of the shares of EMusic common stock to be issued at the closing of the merger on a pro-rata per stockholder basis. The escrowed shares of EMusic common stock are reserved for the purpose of satisfying the indemnification obligations owed to EMusic by the Tunes stockholders. See "Tunes Stockholders' Indemnification and Liability Obligations."

We have attached the indemnity escrow agreement to this joint proxy statement/prospectus as Appendix B.

Tunes Stockholders' Indemnification and Liability Obligations (page 69)

Pursuant to the terms of the merger agreement and the indemnity escrow agreement, the Tunes stockholders must indemnify EMusic against breaches of representations, warranties, covenants or obligations by Tunes that are discovered during the one year period following the completion of the merger. The Tunes stockholders will not, however, have liability for indemnification unless and until the total amount of all damages with respect to such matters, taken together, exceeds $250,000, in which case EMusic will be entitled to indemnification for the entire amount of its damages subject to the limitations set forth in the merger agreement.

Except with respect to breaches of Tunes' confidentiality obligations under the merger agreement or claims for fraud or intentional misrepresentation, the indemnification provisions of the merger agreement are the exclusive remedy of EMusic for claims following the completion of the merger.

Appointment of Representative of Tunes Stockholders (page 70)

By voting in favor of the merger, each holder of shares of Tunes capital stock will have agreed to the appointment of Howard A. Tullman, Chairman and Chief Executive Officer of Tunes, as the representative of the Tunes stockholders in connection with the indemnity escrow agreement. As the stockholder representative, Mr. Tullman will have the right to act on behalf of all Tunes stockholders with respect to the escrow, including the right to waive the terms and conditions of the escrow agreement, to authorize the release of shares of EMusic common stock from the escrow to satisfy any claims by EMusic, and to negotiate, enter into settlements and demand arbitration of claims by EMusic.

Shareholder Voting Agreements (page 70)

We have entered into shareholder voting agreements with certain Tunes stockholders who are officers, directors or other affiliates of Tunes. These stockholders, who together beneficially own and have voting control over approximately 59.5% of the shares of Tunes capital stock, have agreed to vote for adoption of the merger agreement and the transactions contemplated by the merger agreement.

A form of the shareholder voting agreement is attached to this joint proxy statement/prospectus as Appendix C.

Restrictions on Transfers by Tunes Stockholders, Option Holders and Affiliates (page 72)

Pursuant to the terms of the merger agreement, Tunes stockholders may not, during the six month period following the merger, sell, dispose of, loan, pledge or grant any rights relating to the shares of EMusic common stock received in the merger, except for qualified transfers by gift or bequest or to a family trust. In addition, although EMusic has agreed to file a Registration Statement on Form S-8 registering the shares of EMusic common stock to be issued upon exercise of assumed Tunes stock options, the holders of those shares will be subject to similar restrictions during the six month period following the merger. Shares of EMusic common stock received by affiliates of Tunes will also be subject to restrictions on transfer of their shares imposed by Rule 145 under the Securities Act.

Waiver and Amendment (page 65)

We may jointly amend the merger agreement, and each of us may waive our right to require the other to adhere to the terms and conditions of the merger agreement. However, we may not do so after the Tunes stockholders approve the merger, if the amendment or waiver reduces or changes the consideration that they will receive, unless the Tunes stockholders approve the amendment or waiver.

Termination of the Merger Agreement (page 66)

We can agree at any time prior to completing the merger to terminate the merger agreement. Also, either of us can decide, without the other's consent, to terminate the merger agreement if the merger has not been completed on or before March 28, 2000, if the other company has breached the merger agreement or for other reasons.

Interests of Tunes' Management in the Merger and Potential Conflicts of Interest (page 58)

Some of Tunes' officers have interests in the merger that differ from, or are in addition to, their interests as stockholders of Tunes. These additional interests exist because of employment and related agreements that these officers have entered into with Tunes and EMusic, and rights that these officers have or will have under some of the benefit plans maintained by Tunes and EMusic. These agreements and plans will provide the Tunes officers with severance benefits if their employment with Tunes is terminated after the merger occurs or after Tunes is acquired by anyone else.

In addition, after the merger, EMusic will continue the indemnification arrangements for directors and officers of Tunes in effect prior to the merger.

Details about the interests of some of Tunes' directors and executive officers are described under "The Merger--Interests of Tunes' Management in the Merger and Potential Conflicts of Interests."

The members of Tunes' board of directors knew about these interests, and considered them when they approved the merger agreement.

Dissenters' Appraisal Rights (pages 68 and 69)

Tunes stockholders have certain dissenters' rights of appraisal under Delaware law in connection with the proposed merger. EMusic stockholders, however, do not have any appraisal rights in connection with the merger.

Material Federal Income Tax Consequences to Tunes Stockholders (page 66)

We expect that, for United States federal income tax purposes, the Tunes stockholders' exchange of shares of Tunes common stock for shares of EMusic common stock generally will not cause them to recognize any gain or loss. The Tunes stockholders may, however, recognize gain or loss in connection with any cash they receive instead of a fractional share of EMusic common stock. A Tunes stockholder who exercises dissenters' rights of appraisal with respect to the stockholder's shares of Tunes capital stock and receives a cash payment for those shares will generally recognize gain or loss on those shares.

This tax treatment may not apply to every Tunes stockholder. Determining the actual tax consequences of the merger to individual stockholders may be complicated. They will depend on each stockholder's specific situation and on variables not within our control. Each Tunes stockholder should consult its own tax advisor for a full understanding of the merger's tax consequences.

Accounting Treatment (page 67)

We will account for the merger using the purchase accounting method. This means that, for accounting and financial reporting purposes, EMusic will make a determination of the fair value of Tunes' assets and liabilities in order to allocate the purchase price to the assets and acquired and the liabilities assumed.

Material Differences in the Rights of Stockholders (page 76)

The rights of EMusic stockholders are governed by Delaware law and EMusic's certificate of incorporation and bylaws. The rights of Tunes' stockholders are also governed by Delaware law and Tunes' certificate of incorporation and bylaws. If we complete the merger, the Tunes stockholders will become stockholders of EMusic, and the Tunes stockholders' rights will be governed by Delaware law and by EMusic's charter documents.

Forward-Looking Statements May Prove Inaccurate

We have each made forward-looking statements in this joint proxy statement/prospectus and in other documents to which we refer you that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of EMusic and Tunes after the merger is completed. When we use any of the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions, we are making forward-looking statements. These statements are only predictions. Many possible events or factors could affect the actual financial results and performance of each of our companies after the merger, and these factors or events could cause those results or performance to differ significantly from those expressed in our forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected historical financial information of EMusic as of June 30, 1999 and 1998 has been derived from audited historical consolidated financial statements included elsewhere in this document and should be read in conjunction with such financial statements and the notes referenced. The selected historical financial information of Tunes as of and for the two years ended December 31, 1998 and the period from July 2, 1996 (Inception) to December 31, 1996 has been derived from the audited financial statements of Tunes included elsewhere in this document. The selected financial information of EMusic as of and for the three months ended September 30, 1999 and 1998 and the selected financial information of Tunes as of and for the nine months ended September 30, 1999 and 1998 has been derived from unaudited financial statements of EMusic and Tunes, which are included elsewhere in this document. The results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year. The selected pro forma combined financial information of Emusic and Tunes.com is derived from the unaudited pro forma combined condensed consolidated financial statements and should be read in conjunction with such pro forma statements and notes thereto included elsewhere in this proxy statement/prospectus. For further information regarding the pro forma combined operating results of the two companies, see "Unaudited Pro Forma Condensed Combining Consolidated Financial Statements" on page F-21.

  The pro forma financial information does not purport to represent what EMusic's financial position or results of operations would actually have been had the merger occurred at the beginning of the earliest period presented or to project EMusic's financial position or results of operations for any future date or period. In addition, it does not incorporate any benefits from cost savings or synergies of operations of the combined company.

                       SELECTED HISTORICAL FINANCIAL DATA

                                EMUSIC.COM INC.

                    (in thousands, except per share amounts)

                                                                Three Months
                                                                   Ended
                               Period from January Year ended  September 30,
                               8, 1998 (Inception)  June 30,   ---------------
                                to June 30, 1998      1999      1998    1999
                               ------------------- ----------  ------  -------
                                                                (unaudited)
Consolidated Statement of
 Operations Data:
Revenues.....................        $    --         $     92  $   12  $   180
Gross profit.................             --               65      12      155
Operating loss...............         (1,180)          15,462    (852) (13,722)
Net loss.....................         (1,180)          15,140    (849) (13,519)
Net loss applicable to common
 shares......................        $(1,180)        $(47,677)   (849) (14,236)
                                     =======        ========   ======  =======
Net loss per common share--
 basic and diluted...........        $ (0.12)        $  (3.52) $(0.06) $ (1.09)
                                     =======        ========   ======  =======
Shares used in basic earnings
 per share calculations......         10,234           13,564  14,591   13,058

                                               As of June 30,    September 30,
                                               ----------------  -------------
                                                1998     1999        1999
                                               -------  -------  -------------
                                                                  (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments........    $510  $19,002     $78,904
Working capital...............................     396   16,593      84,877
Total assets..................................     582   54,221     125,165
Deficit accumulated during the development
 stage........................................  (1,180) (48,857)    (63,093)
Total stockholders' equity....................     447   18,987     121,439
Redeemable convertible preferred stock........      --   32,550          --


                       SELECTED HISTORICAL FINANCIAL DATA

                                 TUNES.COM INC.

                    (in thousands, except per share amounts)

                                                                   Nine Months
                                                 Year Ended           Ended
                          Period from July 1,   December 31,      September 30,
                          1996 (Inception) to -----------------  -----------------
                           December 31, 1996   1997      1998     1998      1999
                          ------------------- -------  --------  -------  --------
                                                                   (Unaudited)
Consolidated Statement
 of Income Data:
Revenues................         $  --        $   565  $  2,485  $ 1,715  $  3,303
Gross margin (deficit)..            --           (703)   (1,560)  (1,148)      195
Operating loss..........          (224)        (3,637)  (13,617)  (7,799)  (20,143)
Net loss................          (217)        (3,522)  (13,190)  (7,459)  (19,971)
Net loss applicable to
 common shares..........         $(217)       $(3,855) $(14,759) $(7,459) $(22,544)
                                 =====        =======  ========  =======  ========

                                                December 31,
                                             ------------------- September 30,
                                               1997      1998        1999
                                             --------- --------- -------------
                                                                  (Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term
 marketable securities......................  $2,674    $ 4,251     $ 7,528
Working capital.............................   3,379      3,240       7,444
Total assets................................   5,602     11,413      16,299
Redeemable preferred stock..................   8,430     22,116      43,135
Accumulated deficit.........................  (4,102)   (18,861)    (41,404)
Total stockholders' deficit.................  (3,342)   (13,618)    (30,662)

                                EMUSIC AND TUNES

         UNAUDITED SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

                    (in thousands, except per share amounts)

                                                Year ended
                                                 June 30,   Three months ended
                                                   1999     September 30, 1999
                                                ----------  ------------------
Pro Forma Combined Condensed Statements of
 Operations Data:
Revenues.......................................   $ 3,900         $ 1,507
Gross profit...................................     6,804             684
Operating loss.................................   (85,725)        (33,344)
Net loss.......................................   (85,137)        (33,021)
Net loss applicable to common shareholders..... $(117,674)       $(33,738)
                                                =========        ========
Net loss per share, basic and diluted.......... $   (5.26)       $  (1.60)
                                                =========        ========
Weighted average common shares outstanding,
 basic and diluted.............................    22,370          21,086
                                                =========        ========
                                                                  As of
                                                              September 30,
                                                                   1999
                                                            ------------------
Pro Forma Combined Condensed Balance Sheet
 Data:
Cash, cash equivalents and investments.........                  $ 87,320
Working capital(1).............................                    88,772
Total assets...................................                   314,656
Deficit accumulated during the development
 stage.........................................                   (63,093)
Total stockholders' equity.....................                   293,156

------------------
(1) Net of estimated expenses of $3.9 million expected to be incurred by the combined company in connection with direct costs associated with the Merger.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of EMusic and Tunes and combined per share data on an unaudited pro forma and equivalent pro forma basis, based on the assumption that the merger occurred at the beginning of the earliest period presented and was accounted for as a purchase business combination. The pro forma combined per share data gives effect to the merger at the assumed exchange ratio and is based on the number of shares of Tunes common stock and options to purchase shares of Tunes common stock outstanding as of September 30, 1999. In addition the pro-forma combined information gives effect to the merger with Group K Inc. d/b/a Cductive which was completed on December 10, 1999. The pro forma combined per share data does not purport to represent what EMusic's financial position or results of operations would actually have been had the merger occurred at the beginning of the earliest period presented or to project EMusic's financial position or results of operations for any future date or period. This data should be read in conjunction with the pro forma combined condensed financial statements included elsewhere herein and the separate historical financial statements and notes thereto of EMusic and Tunes included elsewhere herein. Neither EMusic nor Tunes declared any cash dividends during the periods presented.

                                                                Three Months
                                                     Year Ended     Ended
                                                      June 30,  September 30,
                                                     ---------- --------------
                                                        1999     1998    1999
                                                     ---------- ------  ------
HISTORICAL -- EMUSIC
Basic and diluted loss per share....................   $(3.52)  $(0.06) $(1.09)
Book value per share(1).............................   $ 1.13   $(0.00) $ 3.57

                                                                Nine Months
                                                   Year Ended      Ended
                                                  December 31, September 30,
                                                  ------------ ---------------
                                                      1998      1998    1999
                                                  ------------ ------  -------
HISTORICAL -- TUNES
Net loss per share -- basic and diluted..........   $(12.48)   $(7.40) $(16.34)
Book value per share(1)..........................   $(10.16)   $(6.33) $(20.86)

                                                 Year Ended
                                                  June 30,  Three Months Ended
                                                    1999    September 30, 1999
                                                 ---------- ------------------
PRO FORMA COMBINED PER EMUSIC SHARE
Net loss per share -- basic and diluted per
 share..........................................   $(5.26)        $(1.60)
Book value per share(1).........................   $ 9.15         $ 6.97

                                                  Year Ended
                                                   June 30,  Three Months Ended
                                                     1999    September 30, 1999
                                                  ---------- ------------------
PRO FORMA COMBINED PER TUNES SHARE
Net loss per share -- basic and diluted(2).......   $(4.32)        $(1.32)
Book value per share(1)..........................   $(7.52)        $ 5.73

------------------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of the period.
(2) The pro forma combined per Tunes share amounts are calculated by multiplying the pro forma combined per EMusic share amounts by the exchange ratio of 0.822 shares of EMusic common stock for each share of Tunes common stock.

                                  RISK FACTORS

You should carefully consider the following risk factors, together with the other information included and incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote to approve the merger.

Risk Factors Relating to the Merger

Changes in the market value of EMusic common stock could adversely affect the value of the consideration that Tunes stockholders will receive for their Tunes capital stock.

When the merger occurs, each share of Tunes capital stock will automatically become the right to receive from EMusic that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. There will be no adjustment to the number of shares of EMusic common stock that Tunes stockholders will receive for each of their shares of Tunes capital stock as a result of any changes in the market price of EMusic common stock, and Tunes is not permitted to "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of EMusic common stock. Accordingly, the specific dollar value of EMusic common stock to be received by the Tunes stockholders upon completion of the merger will depend on the market value of EMusic common stock at the time of the merger. Consequently, if there is a decline in the market value of EMusic common stock prior to the completion of the merger, the value of the shares of EMusic common stock that Tunes stockholders will receive in exchange for their shares of Tunes capital stock will be lower.

Issuances of additional shares of Tunes capital stock and grants of additional options, warrants or other rights to purchase Tunes capital stock could adversely affect the value of the consideration that Tunes stockholders will receive for their Tunes capital stock.

At the time of completion of the merger, the number of shares of EMusic common stock that Tunes stockholders will receive for each of their shares of Tunes capital stock will be calculated based on the number of outstanding shares of Tunes capital stock and the number of Tunes shares subject to outstanding options, warrants or other rights to acquire Tunes capital stock. This actual exchange ratio will not be determined until the closing. Accordingly, the actual exchange ratio for the merger will be affected by any issuances of additional shares of Tunes capital stock and any grants of additional Tunes options or warrants prior to the closing of the merger. Consequently, issuances of additional shares of Tunes capital stock and grants of additional Tunes options and warrants will reduce the number of shares that the Tunes stockholders will receive in exchange for their shares of Tunes capital stock.

Claims against the escrow created under the indemnity escrow agreement to compensate EMusic for losses incurred following the completion of the merger could reduce the value of the consideration that Tunes stockholders will receive for their Tunes capital stock.

Ten percent of the shares of EMusic common stock that would otherwise be issuable in exchange for shares of Tunes capital stock at the closing initially will not be distributed to Tunes stockholders but will be placed in an escrow account to be available to compensate EMusic for certain losses that may be incurred during the one year period following the completion of the merger. There will be no additional shares of EMusic common stock or other consideration distributed to Tunes stockholders after the closing if shares are released from the escrow account to compensate EMusic for any of those losses. Accordingly, the specific dollar value of EMusic common stock to be received by the Tunes stockholders in exchange for their shares of Tunes capital stock will depend on the number of shares released from the escrow account. Consequently, if shares are released from the escrow account, the dollar value of the shares of EMusic common stock that the Tunes stockholders will receive in exchange for their shares of Tunes capital stock will be lower.

The voting power of EMusic stockholders' shares of EMusic common stock will be diluted in the merger.

Immediately following the merger, the former Tunes stockholders option holders and warrant holders will own or have the right to purchase up to approximately 22% of the outstanding shares of EMusic common stock. This will result in the dilution of the EMusic stockholders' current ownership of 100% of the outstanding shares of EMusic common stock.

The IRS may challenge the tax-free nature of the merger, and if this challenge were successful Tunes stockholders could be required to pay income tax on any gain realized in the merger.

EMusic and Tunes will not seek a ruling from the Internal Revenue Service that the merger generally will be tax-free to Tunes stockholders. Therefore, there is a risk that the Internal Revenue Service may later challenge the tax-free nature of the merger. If it does, Tunes stockholders may be required to pay tax on any gain realized in the merger. See "The Merger--Material Federal Income Tax Consequences."

Some of Tunes' directors and officers have conflicts of interest that could have influenced their decision to recommend the merger to Tunes stockholders.

In considering the recommendation of the Tunes board of directors to approve the merger, Tunes stockholders should recognize that several of Tunes' directors and officers have conflicts of interest because of employment arrangements, potential severance benefits and other reasons. These reasons are described under the heading "The Merger--Interests of Tunes' Management in the Merger and Potential Conflicts of Interests."

We may not successfully integrate our business operations, or our management may be distracted by the integration process.

After the merger has been completed, EMusic may integrate, among other things, the computer systems which support the various EMusic and Tunes websites.

Integrating the operations of Tunes with those of EMusic after the merger may be difficult, costly and time consuming. The integration of our combined operations may temporarily distract management from the day-to-day business of the combined company after the merger. EMusic and Tunes may fail to manage this integration effectively or to achieve any of the anticipated benefits that both companies hope will result from the merger. If this occurs, EMusic's business could be harmed.

EMusic expects to incur potentially significant transaction costs in connection with the merger, which could negatively affect EMusic's earnings.

EMusic expects to incur potentially significant transaction costs in connection with the merger. Although we cannot determine the amount of these costs at this time for sure, we estimate that the transaction costs associated with the merger will be approximately $3.9 million. EMusic expects to charge these costs to operations in the quarter in which the merger is completed and in subsequent quarters as decisions are made and costs are incurred. This will increase EMusic's operating costs and expenses and decrease EMusic's operating income for those quarters.

EMusic could lose key Tunes personnel who are necessary to achieve the benefits that EMusic and Tunes expect to realize from the merger.

The merger could lead to the loss of key Tunes personnel even though some of them have signed employment and related agreements providing for them to remain with Tunes after the merger. Tunes' contribution to the combined company's success will depend in part on the continued service of key groups of Tunes personnel. If one or more of Tunes' senior management or key sales, technical or administrative personnel leaves after we complete the merger, Tunes' business could be seriously harmed, and EMusic may not be able to achieve the benefits that it expects to realize from the merger.

Acceleration of vesting of options upon completion of the merger may reduce the commitment of employees and key individuals.

Most of the stock options that Tunes has granted to employees will become exercisable upon completion of the merger. As a result, the financial incentive of employees and key individuals to continue to work for Tunes may be diminished. Consequently, EMusic may be unable to retain these employees after the merger. Although EMusic has agreed to grant Tunes' employees options to purchase an aggregate of 500,000 shares of EMusic common stock upon the completion of the merger, EMusic may still be required to grant additional options or provide other financial incentives to retain those employees.

Risk Factors Relating to EMusic

EMusic has a new and unproven business model and it may not generate sufficient revenue for EMusic's business to survive or be successful.

EMusic's model for conducting business and generating revenues is new and unproven and if it fails to develop as planned, EMusic's business may not succeed. EMusic's business model depends upon EMusic's ability to generate revenue streams from multiple sources through its website, including:

  .  online sales of downloadable music;

  .  website advertising fees from third parties;

  .  licensing of musical recordings for use by others; and

  .  online sales of music-related merchandise.

It is uncertain whether a music-based website such as EMusic's, that relies on attracting people to purchase and download music, mostly from lesser-known artists, can generate sufficient revenues to survive. This business model may not succeed or it may not be sustainable as EMusic's business grows.

In order for EMusic's business to be successful, EMusic must not only develop services that directly generate revenue, but also provide content and services that attract consumers to its website frequently. EMusic will need to develop new offerings as consumer preferences change and new competitors emerge. EMusic may not be able to provide consumers with an acceptable blend of products, services, and informational and community offerings that will attract consumers to its website frequently. EMusic provides many of its products and services without charge, and it may not be able to generate sufficient revenue to pay for these products and services. Accordingly, EMusic is not certain that its business model will be successful or that it can sustain revenue growth or be profitable.

EMusic is competing in a new market that may not develop sufficiently to support EMusic's business.

The market for online music promotion and distribution is new and rapidly evolving. As a result, demand and market acceptance for EMusic's products and services are subject to a high degree of uncertainty and risk. EMusic is attempting to capitalize on a talent pool of artists underserved by the traditional recording industry. Consumers may not continue to be interested in listening to, or purchasing music from, these artists. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if EMusic's products and services do not achieve or sustain market acceptance, EMusic may not generate sufficient revenues to become profitable.

The future popularity of downloadable music will depend on consumer acceptance of downloading music generally. EMusic believes that consumer acceptance is, in part, dependent on the availability of portable devices to store and play this music. To the extent that devices are not available at affordable prices, or consumer acceptance or distribution of these portable devices is delayed, EMusic's potential market, and thus EMusic's ability to increase its revenues, may be reduced.

EMusic has a limited operating history that makes an evaluation of its business difficult.

EMusic was incorporated in January 1998. During 1998, its operating activities consisted largely of developing the infrastructure necessary to download music on the Internet. EMusic's limited operating history makes it difficult to evaluate its current business and prospects. As a result of EMusic's limited operating history, EMusic does not have meaningful historical financial data upon which to forecast quarterly revenues and results of operations. Before voting on the merger, Tunes stockholders should evaluate the risks, expenses and problems frequently encountered by companies such as EMusic that are in the early stages of development.

EMusic has incurred substantial losses to date and expects to incur substantial net losses in the future.

From inception through September 30, 1999, EMusic had a deficit accumulated during the development stage of approximately $63.1 million. EMusic expects substantial net losses and negative cash flow for the foreseeable future. EMusic believes it is critical to its long-term success that it continue to develop "EMusic" brand awareness and loyalty through marketing and promotion, expand its artist and consumer networks, develop its online content and expand its other services. EMusic expects that its operating expenses will increase significantly during the next several years, especially in sales and marketing. With increased expenses, EMusic will need to generate significant additional revenues to achieve profitability. As a result, EMusic may never achieve profitability and, if EMusic does achieve profitability in any period, EMusic may not be able to sustain or increase profitability.

EMusic's quarterly revenues and operating results are subject to fluctuation which may result in volatility or a decline in the price of its stock.

We believe that period-to-period comparisons of EMusic's operating results are not meaningful and should not be relied upon as indicators of future performance. EMusic's quarterly operating results are likely to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of EMusic's control, including:

  .  the demand for downloadable music content and Internet advertising;

  .  the addition or loss of advertisers;

  .  the impact of special promotions;

  .  the level of traffic on EMusic's Internet sites;

  . the amount and timing of capital expenditures and other costs relating to the expansion of EMusic's operations;

  .  the introduction of new sites and services by EMusic or its competitors;

  . seasonal trends in Internet use, purchases of downloadable music, and advertising placements;

  .  price competition or pricing changes in the industry;

  .  technical difficulties or system downtime; and

  . general economic conditions, and economic conditions specific to the Internet and Internet media.

In addition, while EMusic's revenues may vary significantly, a portion of EMusic's expenses are fixed. As a result, any decrease in revenues will not be accompanied by a decrease in EMusic's fixed operating expenses and EMusic's operating results will suffer. EMusic's quarterly results may also be significantly impacted by the accounting treatment of acquisitions, financing transactions or other matters. Particularly at EMusic's early stage of development, such accounting treatment can have a material impact on the results for any quarter. Because of these and other factors it is likely that EMusic's operating results will fall below expectations in some future quarter and the trading price of its stock may drop.

Shares eligible for future sale in the open market may depress EMusic's stock price.

As of December 31, 1999, there were approximately 36,600,000 shares of EMusic common stock outstanding, of which approximately 34,000,000 were tradable without restriction under the Securities Act or tradable under Rule 144 or currently effective registration statements.

EMusic's stock price has been and may continue to be volatile.

EMusic's common stock is currently traded on the Nasdaq National Market under the ticker symbol "EMUS." There can be no assurance that an active trading market will be sustained in the future. In addition to fluctuations in EMusic's operating results, the following factors could cause the price of EMusic's securities to be volatile:

  .  development of the downloadable music market;

  .  technological innovations;

  .  new products;

  . acquisitions or strategic alliances entered into by EMusic or its competitors;

  .  failure to meet securities analysts' expectations;

  .  government regulatory action;

  .  patent or proprietary rights developments; and

  .  market conditions for internet and technology stocks in general.

If EMusic's brand name is not accepted, EMusic's ability to attract content and customers to its website will be harmed.

During the quarter ended June 30, 1999, EMusic began to operate under the name EMusic.com Inc. and launched a marketing campaign to establish the brand name "EMusic." EMusic believes that establishing and maintaining the EMusic brand is a critical aspect of its efforts to attract and expand its Internet audience and acquire new content, and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet content. EMusic intends to incur significant expenses in these brand building efforts. If these efforts do not generate increased revenues, EMusic's operating results will suffer. If EMusic is unable to provide high quality content or otherwise fails to promote and maintain the EMusic brand, its business will be harmed.

If we are unable to maintain or expand EMusic's contracts for music content, or if the content that EMusic licenses does not sell, EMusic's popularity and business may suffer.

EMusic believes that a primary draw to its website is the ability to access music from known artists and independent record labels. Currently, EMusic has exclusive multi-year contracts for much of its music library. However, if we are unable to sign contracts for new content, or if we are unable to extend the terms of existing contracts as they expire, EMusic's website may fail to attract new, or retain existing, customers which would harm our business.

For much of the content EMusic licenses, EMusic pays advances against future royalties which will be owed on sale of the content. If the content EMusic licenses does not sell in sufficient quantities, EMusic may not be able to recover all or part of the advances EMusic has paid and its business could be harmed.

EMusic relies on a third party for the hosting of its website and, if this hosting service becomes unavailable, EMusic's customers will not be able to access its website.

EMusic currently relies on a third party which hosts its website at a single location in Sunnyvale, California. EMusic currently does not maintain a redundant website. If for any reason EMusic's current website hosting services become unavailable or if EMusic's hosting service experiences technical problems, customers will not be able to access EMusic's website until these services are restored or until EMusic is able to make arrangements with an alternate provider.

If we fail to adequately manage EMusic's growth, we may not be successful as we may miss market opportunities.

We expect the scope of EMusic's operations and the number of its employees to grow rapidly. In particular, EMusic intends to hire additional engineering, sales, marketing, content acquisition and administrative personnel. The integration of EMusic and Tunes after the merger will also result in a significant increase in the scope of EMusic's operations. Additionally, future acquisitions could further increase EMusic's employee headcount and business activity. We expect EMusic's rapid growth to continue to place significant stress on its technology, operations, management and employee base. Any failure to successfully address the needs of EMusic's growing enterprise would harm our business.

EMusic's technology systems must be expanded and enhanced for its business to grow.

In order to support its growing business, EMusic will need to continue to enhance and expand the technology infrastructure which supports its business. EMusic has recently converted its central database to a new database based upon technology licensed from Oracle Corporation, and EMusic expects to implement a new accounting system in the first half of calendar year 2000. As EMusic's business continues to grow, EMusic will need to add additional servers and other hardware and software systems as well as additional sites for website hosting. If we fail to successfully implement these new and enhanced systems, EMusic's operations could be disrupted, we may become less competitive, EMusic's revenues could be reduced and we may need to incur additional costs to address these issues.

EMusic may have difficulty executing acquisitions and integrating the acquired companies into its business.

EMusic's business strategy includes entering into strategic alliances and acquiring complementary businesses, technologies, content or products. In January 1999, EMusic completed the acquisition of Creative Fulfillment, Inc. and, in June 1999, EMusic completed the acquisition of Internet Underground Music Archive. Most recently, in December 1999, EMusic completed the acquisition of Group K Inc. d/b/a Cductive. These acquisitions, the proposed merger with Tunes and any other future acquisitions involve risks commonly encountered in acquisitions of companies, including:

  .  exposure to unknown liabilities of acquired companies;

  . incurring acquisition costs and expenses in excess of what was anticipated;

  . the occurrence of fluctuations in quarterly and annual operating results due to the costs and expenses of acquiring and integrating new businesses or technologies;

  . experiencing difficulties and expenses in assimilating the operations and personnel of the acquired businesses;

  . disruption of EMusic's ongoing business and diversion of EMusic's management's time and attention;

  . a possible inability to integrate successfully or to complete the development and application of acquired technology and a possible failure to achieve the anticipated financial, operating, and strategic benefits from these acquisitions;

  . experiencing difficulties in establishing and maintaining uniform standards, controls, procedures, and policies;

  . impairment of EMusic's relationships with key employees and customers of acquired businesses or the loss of these key employees and customers as a result of changes in management and ownership of the acquired businesses; and

  . acquisitions using the purchase method of accounting, which may result in goodwill, creating amortization charges in future periods.

In addition, EMusic's stockholders may be diluted if the consideration for future acquisitions consists of equity securities. EMusic may not be able to overcome these risks or any other problems encountered in connection with future acquisitions. If EMusic is unsuccessful in doing so, EMusic's business could be harmed.

We expect competition to increase significantly in the future, and EMusic may not be able to compete successfully.

The market for the online promotion and distribution of music and music-related products and services is new, highly competitive and rapidly changing. The number of websites on the Internet competing for the attention and spending of consumers, users and advertisers has increased, and we expect it to continue to increase, because there are few barriers to entry to Internet commerce. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. Currently, there are more than one hundred music retailing websites on the Internet. EMusic faces competitive pressures from numerous actual and potential competitors.

Certain companies have agreed to work together to offer music over the Internet, and EMusic may face increased competitive pressures as a result. For example, it was recently announced that Time Warner and Sony's Columbia House unit will merge with CDNow, Inc. In May 1999, Microsoft Corporation and Sony announced an agreement to pursue a number of cooperative activities. Sony has announced that it will make its music content downloadable from the Internet using Microsoft's multimedia software. In addition, Universal Music Group and BMG Entertainment have announced a joint venture to form an online music store.

Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of EMusic's current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages relative to EMusic, including:

  .  longer operating histories;

  .  significantly greater financial, technical and marketing resources;

  .  greater brand name recognition;

  .  larger existing customer bases; and

  .  more popular content or artists.

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion, and sale of their products or services than EMusic can. Websites maintained by EMusic's existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to EMusic's. In addition, EMusic may not be able to maintain or increase its website traffic levels, purchase inquiries and number of click-throughs on its online advertisement. Further, EMusic's competitors may experience greater growth in these areas than EMusic does. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm EMusic's business.

EMusic may need to obtain additional funds to execute its business plan and, if it is unable to obtain such funds, EMusic will not be able to expand its business as planned.

EMusic believes that its existing capital resources will be sufficient to fund its planned level of operating activities, capital expenditures and other obligations through the next 12 months. However, EMusic may need to raise additional funds in order to:

  . finance unanticipated working capital requirements, including additional working capital required as a result of acquisitions;

  .  develop or enhance existing services or products;

  .  fund distribution relationships;

  .  advertise to build global brand recognition;

  .  respond to competitive pressures; or

  .  acquire complementary businesses, technologies, content or products.

Additional financing may not be available on terms favorable to EMusic, or at all. If adequate funds are not available or are not available on acceptable terms, EMusic's ability to fund its expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. If EMusic raises additional funds by issuing equity or convertible debt securities, the percentage ownership of EMusic's then existing stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of EMusic's stockholders.

EMusic's business is dependent on the continued development and maintenance of the Internet and the availability of increased bandwidth to consumers.

The success of EMusic's business will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term.

The success of EMusic's business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of music. EMusic's business will depend on the ability of EMusic's artists and consumers to continue to upload and download mp3 and other music file formats, as well as to conduct commercial transactions with us, without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and slower access to EMusic's website. EMusic's penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. Even compressed in mp3 format, a typical three-minute song file can occupy more than three megabytes of storage space. This file could take approximately seven minutes to download over a conventional 56 kbps modem compared to less than one minute over an xDSL or cable modem.

The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increases in users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the "year 2000" problem. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of music and music-related products and services. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products or services that EMusic offers.

EMusic must maintain and establish strategic alliances to increase its customer base and enhance its business.

In an attempt to increase EMusic's customer base and traffic on its website, build brand recognition, attract paid advertising and enhance content, distribution and commerce opportunities, EMusic has entered into agreements with various media, hardware device and Internet-related companies such as:
America Online, Yahoo!, Creative Labs and RealNetworks. EMusic's failure to maintain or renew these existing strategic alliances or to establish and capitalize on new strategic alliances could harm its business. EMusic's future success depends to a significant extent upon the success of such alliances. Moreover, EMusic is substantially dependent on its ability to advertise on other Internet sites and the willingness of the owners of other sites to direct users to its Internet sites through hypertext links. EMusic may not achieve the strategic objectives of these alliances, and parties to strategic alliance agreements with EMusic may not perform their obligations as agreed upon. Such agreements also may not be specifically enforceable by EMusic. In addition, some of EMusic's strategic alliances are short term in nature and may be terminated by either party on short notice. The termination or impairment of these strategic alliances could reduce EMusic's ability to attract new customers.

EMusic's success depends on its retention of key personnel.

EMusic's performance is substantially dependent on the services of Robert H. Kohn, its chairman, and Gene Hoffman, Jr., its chief executive officer, as well as on its ability to recruit, retain and motivate other officers and key employees. Competition for qualified personnel is intense and there are a limited number of persons with knowledge of and experience in the Internet and music entertainment industries. The loss of the services of any of EMusic's officers or senior managers could harm EMusic's business.

EMusic may not be able to hire and retain a sufficient number of qualified employees to grow its business as planned.

EMusic's future success will depend on its ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers, web designers and advertising sales personnel, and EMusic may be unable to successfully attract sufficiently qualified personnel. A large percentage of EMusic's employees joined the company in 1999, and EMusic expects that its rate of hiring will continue at a very rapid pace. To manage the expected growth of its operations, EMusic will need to integrate these employees into its business. EMusic's inability to hire, integrate and retain qualified personnel in sufficient numbers may reduce the quality of its programs, products and services, and could harm its business. In addition, companies in the Internet and music industries whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. EMusic may be subject to claims in the future as it seeks to hire qualified personnel, and those claims may result in material litigation involving EMusic. Even if unsuccessful, these claims could harm EMusic's business by damaging EMusic's reputation, requiring EMusic to incur legal costs and diverting management's attention away from EMusic's business.

Security concerns regarding credit card or other confidential information transmitted over the web could limit EMusic's growth and subject EMusic to liability.

A significant barrier to e-commerce and communications over the Internet has been the need for secure transmission of confidential information over public networks. Internet usage may not increase at the rate EMusic expects unless some of these concerns are adequately addressed and found acceptable by the market.

Internet usage could also decline if any well publicized compromise of security occurred. EMusic may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Protections against security breaches may not be available at a reasonable price or at all. If a third party were able to circumvent EMusic's security measures and misappropriate its users' personal information, it may cause interruptions to EMusic's retail website operation, damage EMusic's reputation or subject EMusic to claims by users. Any compromise of confidential data during transmission over the Internet may harm EMusic's business.

Any failure of EMusic's internal security measures could cause EMusic to lose customers and subject EMusic to liability.

EMusic's business is dependent on maintaining a database of confidential user information, including credit card numbers. If the security measures that EMusic uses to protect personal information are ineffective, EMusic may lose customers and its business would be harmed. EMusic relies on security and authentication technology licensed from third parties. With this technology, EMusic performs real-time credit card authorization and verification. We cannot predict whether new technological developments could allow these security measures to be circumvented. In addition, EMusic's software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. EMusic may need to spend significant resources to protect against security breaches or to alleviate problems caused by any security breaches. EMusic also may not be able to prevent all security breaches.

EMusic's intellectual property protection may be inadequate, and any loss or reduction in intellectual property protection may harm EMusic's business.

EMusic's intellectual property includes its trademarks and copyrights, proprietary software, and other proprietary rights. EMusic believes that its intellectual property is important to its success and its competitive position, and EMusic tries to protect that intellectual property. EMusic's efforts to protect its intellectual property could, however, be inadequate. Use of the "EMusic" name by others could dilute EMusic's brand identity and confuse the market. In addition, EMusic's ability to conduct its business may be harmed if others claim that EMusic is violating their intellectual property rights. For example, Sightsound.com, Inc. and Intouch Group, Inc. have asserted that many online music providers, including EMusic, violate patent rights that they allegedly own covering the sale of music over the Internet through digital downloads. If successful, these claims, or similar claims by others, could seriously harm EMusic's business by forcing EMusic to cease using intellectual property that EMusic depends on to operate its business. Even if unsuccessful, these claims could harm EMusic's business by damaging its reputation, requiring EMusic to incur legal costs and diverting management's attention away from EMusic's business.

Government regulation may require EMusic to change the way it does business.

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. Although EMusic's transmissions originate in California, the governments of other states or foreign countries might attempt to regulate those transmissions or levy sales or other taxes relating to EMusic's activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Furthermore, the Federal Trade Commission has recently

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investigated the disclosure of personal identifying information obtained from individuals by Internet companies. Evolving areas of law that are relevant to EMusic's business include privacy law, proposed encryption laws, content regulation and sales and use tax. For example, changes in copyright law could require EMusic to change the manner in which it conducts business or increase EMusic's cost of doing business. Because of this rapidly evolving and uncertain regulatory environment, EMusic cannot predict how these laws and regulations might affect its business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm EMusic by subjecting it to liability or forcing it to change how EMusic does business. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations applicable to EMusic's business, including those relating to the Internet and copyright matters, EMusic's business could be harmed.

EMusic may have liability for content on its website and liability for other materials which it distributes.

EMusic may be liable to third parties for content on its website and any other materials it distributes if:

  . the music, text, graphics or other content on EMusic's website violates any of those parties' copyrights trademarks or other intellectual property rights;

  . EMusic's artists or labels violate their contractual obligations to others by providing content on EMusic's website; or

  . the content EMusic distributes is deemed obscene, defamatory or excessively violent.

EMusic may also be subject to these types of liability for content that is accessible from its website through links to other websites.

Liability or alleged liability for content or other materials could harm EMusic's business by damaging EMusic's reputation, requiring EMusic to incur legal costs in defense, exposing EMusic to significant awards of damages, fines and costs and could divert management's attention away from EMusic's business. In particular, in addition to civil damages, liability for violations of copyright law currently can result in penalties of up to $10,000 per occurrence.

Imposition of sales and other taxes on e-commerce transactions may impair EMusic's ability to derive financial benefits from e-commerce.

Except for sales of tangible merchandise into certain states, EMusic does not collect sales or other taxes on sales of its products through its websites. Although the Internet Tax Freedom Act precludes, for a period of three years ending October 2001, the imposition of state and local taxes that discriminate against or single out the Internet, it does not currently impact existing taxes. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as EMusic, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect EMusic's opportunity to derive financial benefit from electronic commerce. Moreover, if any state or foreign country were to successfully assert that EMusic should collect sales or other taxes on the exchange of merchandise on its system, it could affect EMusic's cost of doing business.

EMusic may have difficulty expanding into international markets which could limit the growth of EMusic's business.

EMusic's future growth and success will depend in part on its ability to generate international sales. There can be no assurance, however, that we will be successful in generating international sales of EMusic's products. Sales to customers in certain international countries may be subject to a number of risks, including: currency exchange rate risk; the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through an international country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax EMusic's foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect EMusic's offerings and intellectual property rights to the same extent as the laws of the United States. If EMusic fails to compete successfully or to expand the distribution of its offerings in international markets, the growth of EMusic's business could be limited.

Development of new standards for the electronic delivery of music may threaten EMusic's business.

EMusic currently relies on mp3 technology as a delivery method for the digital distribution of music. Mp3 is an open standard adopted by the Moving Picture Experts Group for the compression of audio files. EMusic does not own or control mp3 technology and is dependent upon a license to obtain rights to certain patents relating to the technology. The onset of competing industry standards for the electronic delivery of music could significantly affect the way EMusic operates its business as well as the public's perception of EMusic as a company. For example, in December 1998, the major recording studios announced a plan to develop a universal standard for the electronic delivery of music, called the Secured Digital Music Initiative. If new standards are developed and adopted by consumers, EMusic may not be able to obtain a license to such technology on favorable terms or at all and EMusic's business could be harmed. Even if new standards are not developed, delays with respect to proposed standards, such as those which have occurred with respect to SDMI, can cause confusion in the marketplace and slow the development of the market for downloadable music.

Mp3 technology is controversial within certain segments of the traditional music industry and EMusic may face continued opposition to its use of mp3 which may slow market development and harm EMusic's business.

Certain segments of the traditional music industry have not embraced the development of the mp3 format to deliver music, in part because users of mp3 technology can download and distribute unauthorized or "pirated" copies of copyrighted recorded music over the Internet. We believe that EMusic's success is largely dependent upon the ease with which customers can download and play music. EMusic may face opposition from a number of different music industry sources including record companies and studios, the Recording Industry Association of America and certain artists. The adoption of competing standards may slow the development of the market for downloadable music or result in increased cost of doing business which could harm EMusic's business.

If EMusic, or third parties on which EMusic relies, fails to achieve year 2000 compliance, EMusic's business could be harmed.

EMusic may discover year 2000 compliance problems in its systems that will require substantial revision. EMusic has not conducted a formal year 2000 audit and has relied only on its internal assessments of its year 2000 needs. If EMusic unexpectedly experiences failures related to the year 2000 problem or if EMusic fails to fix or replace any affected systems on a timely basis, its business could be harmed. In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of EMusic's control, as well as the general infrastructure of the Internet, may not be year 2000 compliant. Failure of third parties or of the general Internet infrastructure to be year 2000 compliant could prevent EMusic from publishing its content, generating sales or collecting revenue, decrease the use of the Internet or prevent users from accessing EMusic's websites for a substantial period of time which could harm EMusic's business. For more information on EMusic's state of readiness, costs and rights associated with year 2000 issues, see "Management Discussion and Analysis of Financial Condition and Results of Operation--Year 2000 Readiness."

EMusic's executive officers and directors will control approximately 16% of EMusic's common stock after the completion of the merger and, as a result, have power to influence significant corporate matters, which may delay, deter or prevent transactions that could benefit EMusic stockholders.

EMusic's executive officers and directors, in the aggregate, beneficially own approximately 19% of EMusic's outstanding common stock, representing approximately 16% of EMusic common stock after completion of the merger. These stockholders are able to significantly influence all matters requiring approval by EMusic stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of EMusic and may make some transactions more difficult or impossible without the support of these stockholders.

Anti-takeover provisions in EMusic's charter documents could negatively impact its stockholders.

EMusic's Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock without need for stockholder approval. The board may also determine the economic and voting rights of this preferred stock. The holders of EMusic's common stock could be adversely affected by the issuance of preferred stock. Issuance of preferred stock could impede or prevent transactions that would cause a change in control of EMusic. This might discourage bids for EMusic's common stock as a premium over the market price of EMusic's common stock and adversely affect the trading price of EMusic's common stock. EMusic has no current plans to issue shares of preferred stock. In addition, other provisions in EMusic's charter documents could make it more difficult for a third party to acquire EMusic, even if doing so would be beneficial to EMusic's stockholders.

EMusic's data warehousing and web server systems are vulnerable to natural disasters, failure of third-party services and other unexpected problems.

Since EMusic's data warehousing, web server and network facilities are all located in California, an earthquake or other natural disaster could affect all of EMusic's facilities simultaneously. An unexpected event such as a power or telecommunications failure, fire, flood or earthquake at EMusic's on-site data warehousing facility or at EMusic's Internet service providers' facilities could cause the loss of critical data and prevent EMusic from offering its services to artists and consumers. EMusic's business interruption insurance may not adequately compensate EMusic for losses that may occur. In addition, EMusic relies on third parties to securely store its archived data, house its web server and network systems, and connect it to the Internet. A failure by any of these third parties to provide these services satisfactorily could harm EMusic's business.

Risk Factors Relating to Tunes

Tunes has a limited operating history so it is difficult to evaluate its business and prospects.

Tunes began its business in July 1996 and started operating its websites in March 1997--JAMtv.com, March 1998--Rollingstone.com, July 1998--Tunes.com and February 1999--Downbeatjazz.com. As a result, Tunes has only a limited operating history on which you can evaluate its business and prospects. You should consider Tunes' prospects in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving Internet-based markets such as online advertising, e-commerce and provision of online content. See "Tunes' Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Information About Tunes" for more detailed information on Tunes' limited operating history.

The market for online music content is new and unproven and if it does not develop Tunes may not be able to generate significant revenue.

Tunes seeks to attract and retain visitors to its websites by offering a variety of music content. The market for music content on the Internet is new and rapidly evolving, so there is uncertainty whether demand for Tunes' services will develop, be sustained and generate significant revenue. If the market for online music content or products fails to develop or develops more slowly than expected, or if Tunes' services do not achieve or sustain market acceptance, Tunes may not be able to generate significant revenue. Tunes cannot assure you that it will be able to attract and retain a significant number of visitors to its websites.

Tunes depends on its exclusive relationships with the publishers of Rolling Stone and Down Beat magazines for content and their brand name recognition and may not be able to attract visitors to its websites if these relationships terminate or become nonexclusive

Rolling Stone. Tunes depends significantly upon its relationship with Straight Arrow Publishers Company, L.P., the publisher and owner of Rolling Stone magazine, for editorial content, access to the archives of Rolling Stone and Tunes' use of the brand name "Rolling Stone," as well as for press coverage, business and marketing opportunities, strategic relationships and potential acquisitions. If Tunes is unable to continue its relationship with Straight Arrow and to utilize its content and the Rolling Stone brand name on its websites, or if Straight Arrow provides its content or makes its Rolling Stone brand name accessible to Tunes' competitors, Tunes may generate less traffic which would reduce its revenue. In addition, if Straight Arrow is not able to continue to obtain license rights for online distribution of its magazine content from third-party contributors, Tunes would not be able to make this content available on its websites which could reduce the number of visitors to Tunes' websites. Tunes' agreement with Straight Arrow will terminate in February 2011 unless, assuming the consummation of the merger, EMusic has a market capitalization of at least $2 billion at that time, in which case it will terminate in February 2016. Straight Arrow may terminate the agreement earlier if Tunes fails to maintain the technical reliability reasonably required to keep the Rollingstone.com website available, other than due to regularly scheduled maintenance and network and other outages that are not due to Tunes' actions or that are not Tunes' fault. This right to terminate also applies if the website is unavailable for more than a total of 24 hours in any 60-day period or 12 consecutive hours. Straight Arrow also may terminate the agreement earlier if Tunes fails to comply with its other obligations under the agreement, including its obligations to pay annual license fees, royalty payments or other amounts due to Straight Arrow, or if is Tunes acquired by a competitor of Rolling Stone or another company that is unacceptable to Straight Arrow.

Under Tunes' agreement with Straight Arrow, Tunes obtained the right to use the "Rolling Stone," "RollingStone Online" and "RollingStone.com" trademarks and their derivatives in connection with the Internet and the right to use the Rollingstone.com domain name. If Tunes' agreement with Straight Arrow terminates, Tunes will not be entitled to use these trademarks or the Rollingstone.com domain. During the three months ended September 30, 1999, revenue generated from the Rollingstone.com website accounted for approximately 69% of Tunes total revenue and Rollingstone.com generated approximately 65% of the total number of page views on all of Tunes' sites. As a result, the loss of Tunes' right to use the Rolling Stone trademarks, domain or content would damage Tunes' reputation and severely limit Tunes' ability to generate advertising, e-commerce and other revenue. See "Information about Tunes-- Strategic Relationships."

Down Beat. Tunes also depends upon its relationships with Maher Publications, Inc., the publisher and owner of Down Beat magazine, for editorial content, access to the archives of those magazines and Tunes' use of their brand names and domain names. If Tunes is unable to continue this relationship and to exclusively utilize the content, brand names and domain names of this magazine, Tunes may generate reduced website traffic and revenue. Tunes' agreement with Maher Publications will terminate in February 2001. Maher Publications may terminate its agreement earlier if Tunes fails to comply with its obligations under those agreements, including Tunes' obligations to pay fees, royalties or other amounts due. See "Information about Tunes--Strategic Relationships."

Tunes needs to continue to develop compelling content and features to attract visitors to its websites.

Tunes' future success depends on its ability to continue to offer compelling music content and website features. If Tunes does not deliver compelling music content and features that attract and engage its visitors, Tunes may be unable to attract and retain a significant number of visitors to its websites, which would reduce Tunes' advertising and e-commerce revenue. Tunes ability to deliver compelling music content and features depends upon the quality of its editorial and design staff and the editorial and design staffs of its magazine content providers, its ability to anticipate and capitalize upon trends in music and the Web and its access to content owned or controlled by others, including videos, audio previews of songs or song clips and artwork.

Tunes depends on the music industry and others for content and may not be able to attract visitors to its websites if it cannot obtain that content.

In addition to the content that Tunes develops on its own or that it licenses from the publishers of Rolling Stone and Down Beat, Tunes relies upon record labels, artists and other content owners for a significant amount of the content it offers on its websites. This third-party content includes music videos, album art, CD audio previews, photographs, artist biographies, artist interviews, tour information, live performances and other content. Tunes' licensed content is provided to it in many cases under nonexclusive licenses, which may be revoked by the content providers at any time or upon short notice. In addition, in many instances Tunes does not have express license agreements to use content. For example, Tunes has received a significant portion of the music videos on its websites from record labels without written license agreements to display these videos. Universal Music Group notified Tunes, as well as other music website operators, in February 1999 that Tunes is no longer authorized to use its music videos on Tunes' websites and Tunes has since removed those videos from its websites.

In addition, because some of Tunes' content providers directly and indirectly compete with Tunes, these content providers may seek competitive advantage by limiting or denying Tunes access to their content. For example, Sony Music Entertainment has a significant interest in Launch Media and EMI Group has made a significant investment in and entered into an exclusive five-year licensing arrangement with musicmaker.com, Inc. In addition, BMG Entertainment and Universal Music Group jointly operate a music-oriented website named Getmusic.com and also recently announced their intent to jointly develop an Internet music delivery system named Electronic Media Distribution.

Tunes does not have licenses for a substantial amount of music and associated artwork available on its websites, which may subject Tunes to infringement damages and significant license fees or loss of access to that content

Tunes places CD audio previews, associated album art and music videos on its websites to attract users and to promote the sale of music. Tunes does not have license agreements to digitally perform, copy or display a substantial portion of that content. Tunes could, therefore, be required to remove this content from Tunes' websites, pay substantial royalties, pay substantial infringement damages and penalties to the content copyright owners, incur substantial legal fees and other costs and indemnify its content providers for infringement costs and damages under Tunes' agreements with them. It is also possible that the content copyright owners could successfully seek to shut down Tunes' websites until any possible infringement claims are resolved. Any of these actions could seriously damage Tunes' business.

For example, on Tunes' websites, Tunes places album art and approximately 60-second audio previews of CD tracks of classical, jazz and country albums and approximately 30-second audio previews of CD tracks of albums of other genres of music. Tunes believes that at least one-half of its collection of audio previews and album art is not covered by license agreements. The Recording Industry Association of America, representing the interests of record labels, in an open letter to all Webcasters, notified Tunes that Tunes is responsible for the payment of license fees for the digital performance of sound recordings on its websites. To date, Tunes has not paid any license fees for this content, and Tunes does not have an agreement with the RIAA. Tunes may be subject to substantial penalties if it is found to have knowingly violated the copyrights of others.

Tunes will be required to pay additional royalties for the broadcast of music on the Web which may significantly increase its operating costs.

Tunes has entered into a license agreement with the American Society of Composers, Authors and Publishers and is currently negotiating a license with Broadcast Music, Inc. for the performance of musical compositions on the Web which will obligate Tunes to pay royalties. Tunes believes that the highest royalty rate for 1999 payable under the ASCAP license agreement is 1.6% of the higher of gross revenue generated by Tunes' websites or Tunes' operating expenses relating to the operation of its websites. In addition, Tunes believes that the highest royalty rate for 1999 payable under the BMI license is 1.75% of gross revenue generated by Tunes' websites. The royalties that Tunes must pay, and the terms and conditions of the license agreements, may change and those changes may materially harm Tunes' business. In addition, these license agreements do not grant Tunes performance rights outside the United States. Accordingly, Tunes could be subject to royalties, damages for infringement or denied access to content because Tunes' Web broadcasts or other content may be available outside the United States.

Tunes also broadcasts songs in a continuous stream over the Web on its Rolling Stone Radio and Tunes Radio. The Digital Millennium Copyright Act, which was adopted in October 1998, imposed new performance fees and royalties governed by this Act on digital performances of sound recording such as those on Rolling Stone Radio, Tunes Radio and any other continuous streaming broadcasts that Tunes may make available in the future. In a June 1998 letter widely distributed to Webcasters, the Recording Industry Association of America notified Tunes that it intends to form a clearing house for performance licenses for sound recordings. In addition, the RIAA notified Tunes in this letter of its need to obtain licenses for digital performances of sound recordings on Rolling Stone Radio. The statutory royalty rates for these compulsory licenses have been the subject of protracted negotiations between the RIAA and the Digital Media Association, an organization representing the interests of Webcasters, beginning in December 1998, and, to date, a schedule of statutory royalties has not been determined. The amount of royalties that Tunes may be required to pay for compulsory licenses for digital performances of sound recordings may be substantial and may damage Tunes business. Tunes plans to continue to digitally perform a number of sound recordings on its websites without paying royalties to the record labels until an industry-wide solution has been reached.

Tunes may have to pay higher fees for content which could hurt its business.

Tunes' licensed content is provided to it in many cases by record labels, artists and other content owners for minimal or no charge. If these content owners begin charging Tunes significant license fees for their content, Tunes either will be required to make significant payments or lose access to their content, which may reduce the number of visitors to Tunes' websites.

Tunes will continue to lose money unless Tunes significantly increases advertising revenue from its websites.

Tunes expects that its revenue and operating results for the foreseeable future will depend significantly on advertising revenue generated from selling sponsorships or other advertising on its websites. Tunes' advertising revenue was $970,000 in 1998 and $2.5 million for the nine months ended September 30, 1999. Tunes' losses were $3.5 million in 1997, $13.2 million in 1998 and $20.0 million for the nine months ended September 30, 1999. If Tunes does not significantly increase advertising revenue, Tunes' business will continue to lose money. Increasing advertising revenue will depend on the Internet becoming an effective advertising medium and many other factors, including Tunes:

  .  conducting effective marketing and selling efforts aimed at advertisers;

  . increasing the size of Tunes' audience and the time they spend at Tunes' websites,

  .  attracting demographically desirable audiences to Tunes' websites;

  . accurately measuring the size and demographic characteristics of Tunes' audience;

  .  being able to collect information about visitors to Tunes' websites; and

  . maintaining and developing Tunes' relationships with Web portal sites to attract additional visitors.

Tunes' failure to achieve one or more of these goals could significantly impact Tunes' ability to generate advertising revenue. In addition, even if Tunes generates increased traffic, there is no assurance that such increased traffic will result in significant revenue. See "--Tunes has a history of significant losses and anticipate significant continuing losses" and "Tunes' Management's Discussion and Analysis of Financial Condition and Results of Operations."

Tunes' agreements with advertisers are short-term so Tunes may not have a steady flow of advertising revenue.

Tunes' failure to develop long-term relationships with advertisers and consumers could reduce Tunes' advertising revenue. Tunes' contracts with advertisers generally are between two weeks and six weeks in duration. As a result, Tunes cannot depend upon a steady stream of revenue from advertisers. In addition, the short-term nature of these contracts allows Tunes' advertisers to move from Tunes' websites to those of Tunes' competitors or to other advertising media, which may deprive Tunes of the opportunity to build advertiser or consumer loyalty.

Tunes' advertising revenue may not grow if the Internet does not become an effective advertising medium.

Advertising on the Internet is relatively new and rapidly evolving and its effectiveness, compared to traditional media, is uncertain. Forrester Research estimates that online advertising in North America will increase from $1.3 billion in 1998 to $10.7 billion in 2003. However, if the Internet advertising market does not develop or develops more slowly than is expected, Tunes may not generate enough advertising revenue to ever become profitable. Widespread use of Internet advertising depends upon businesses accepting a new way of marketing their products. Businesses may find advertising on the Internet to be undesirable or less effective for promoting their products and services relative to traditional advertising media.

While commonly accepted standards have been established for measuring the effectiveness of advertising through traditional media, no recognized standard has been established to measure the effectiveness of Internet advertising. If a standard does not develop or develops more slowly than expected, advertising on the Internet may decrease or increase at a rate less than Tunes currently projects and/or advertisers may not be willing to pay as much to advertise on the Internet. In addition, the widespread adoption of technologies that permit Internet users to block advertisements on websites could adversely affect the growth of the Internet as an advertising medium.

There is intense Internet advertising competition which may reduce advertising rates and revenue.

Reduced rates for Internet advertising could reduce Tunes' revenue. There is intense competition for the sale of advertising on high-traffic websites. As a result, vendors quote a wide range of rates for advertising services. It is therefore difficult to project levels of Internet advertising that will be realized generally or by any specific website. Competition for advertisers among present and future websites, as well as competition with other traditional media for advertisers, may result in significant price competition, which may reduce the advertising rates Tunes charges.

Tunes needs to increase public awareness of its brands or it may not be able to attract a significant number of visitors to its websites.

Tunes' ability to attract and retain visitors to Tunes' websites significantly depends on Tunes' ability to develop a brand identity for Tunes.com and increase public awareness of the Rolling Stone and Down Beat brands on the Web. To date, a majority of Tunes' user traffic and revenue has been generated by Tunes' Rollingstone.com website. Tunes needs to significantly increase the awareness of Tunes' other websites, including the Tunes.com website, to significantly increase traffic and revenue.

To increase brand awareness, traffic and revenue, Tunes intends to substantially increase advertising and promotional efforts and provide high quality products and services. However, Tunes cannot assure you that Tunes will be able to achieve these goals or that Tunes' marketing activities will result in increased or sustainable revenue.

Tunes is currently redirecting traffic from the JAMtv.com website, and, in accordance with Tunes' agreement with the owner of the JAMtv trademark, Tunes will cease operating the JAMtv.com website on or before June 30, 2000. During November 1999, the JAMtv.com website generated 1.0 million page views, or 3.5% of the 28.0 million total page views on all of Tunes' websites. During the same period, the JAMtv.com website accounted for approximately 1.0% of Tunes' revenue. To retain users of the JAMtv.com website within Tunes' network, Tunes currently does and intends to redirect traffic from the JAMtv.com website to the Tunes.com website through June 30, 2000. In addition, in accordance with Tunes' agreement with the publisher of The Source magazine, Tunes intends to shut down its operation of The Source.com website at the end of 1999. During November 1999, TheSource.com website generated 2.9 million page views, or 10% of the 28.0 million total page views on all of Tunes' websites. During the same period, TheSource.com website accounted for approximately 4.0% of the Tunes' revenue. There is no assurance that Tunes will be able to retain a significant amount of traffic currently on the JAMtv.com or TheSource.com websites and there is no assurance that users of those sites will migrate to the other sites in Tunes' network.

Tunes depends upon relationships with third party websites to attract visitors to Tunes' websites and these relationships may terminate or may not produce a significant number of visitors.

Tunes relies upon contractual relationships with third party websites to attract a significant portion of the user traffic on Tunes' websites. For example, during the three month period ended November 30, 1999 user traffic generated from the top four arrangements accounted for 8% of page views on Tunes' websites. Tunes has entered into agreements with America Online, Netscape, Yahoo! and the providers of other third party websites. Tunes' failure to maintain existing relationships, establish additional relationships or fully capitalize on such relationships could reduce the number of visitors to Tunes' websites. In addition, the failure of these third parties to perform their obligations under Tunes' agreements with them could harm Tunes' business. See "Information about Tunes--Strategic Relationships--Distribution Network."

Tunes' market is highly competitive which may adversely affect Tunes' revenue and business.

Tunes currently competes directly and indirectly for advertisers, users, content providers, CD sales and rights to music events with other music websites and traditional off-line media, including television. Increased competition could result in a decline in the number of visitors to Tunes' websites and reduced advertising and e-commerce revenue. The online content and entertainment market is new, rapidly evolving and highly competitive. Tunes anticipates that competition will continue to intensify in the future from both online competitors and traditional off-line media. Increased competition may also arise from television networks that offer interactive music content to their viewers. Barriers to entry are relatively minimal. As a result, current and new competitors can launch new websites at a relatively low cost. In addition, many of Tunes' competitors offer, or could offer, content that is similar to the content Tunes offers, other than content that Tunes exclusively license from the publishers of Rolling Stone and Down Beat. The availability of such content on Tunes' competitors' websites or television networks could reduce the number of visitors to Tunes' websites.

Tunes' management believes Tunes' most significant competitors currently are websites operated by MTV, Ultimate Band List and Launch Media. Tunes anticipates that the number of Tunes' competitors will increase in the future. Tunes believes that the principal competitive factors in the online music content and entertainment market are and will increasingly be brand recognition and integrity, size, variety and scope of content, ease of access and use, quality of the entertainment experience and of the Webcasts and technical expertise.

In addition, formidable competition may emerge through mergers and acquisitions. For example, in the Summer of 1999, America Online acquired Spinner Networks, Inc., an Internet radio company and Nullsoft Inc., a company that provides digital audio software. New technologies and the expansion of existing technologies may also increase the competitive pressures on Tunes. Many of Tunes' competitors may be able to respond more quickly than Tunes can to new or emerging technologies and changes in Internet user requirements and to devote greater resources than Tunes can to the development, promotion and sale of their services. Tunes cannot assure you that its current or potential competitors will not develop products and services comparable or superior to those developed by Tunes or adapt more quickly than Tunes can to new technologies, evolving industry trends or changing Internet user preferences. See "Information about Tunes--Competition."

Many competitors have substantial competitive advantages which may make it more difficult to grow Tunes' business.

Many of Tunes' current and potential competitors may enjoy substantial competitive advantages, including:

  .  longer operating histories;

  .  significantly greater financial, technical and marketing resources;

  .  significantly greater brand recognition;

  .  better access to content; and

  .  substantially larger user and/or membership bases.

Such competitors may therefore have a significantly greater ability to attract users, advertisers and consumers of commercial goods which could harm Tunes' business.

A portion of Tunes' revenue is derived from barter transactions that do not generate cash.

Tunes generates a portion of Tunes' revenue from non-cash barter transactions in which Tunes exchanges advertising space on Tunes' websites for reciprocal advertising space on other websites or other promotional services. As a result, revenue from barter transactions does not generate cash that Tunes can use for general corporate purposes, such as paying general operating expenses. Revenue from barter transactions represented approximately 6% of Tunes' revenue in 1998, 20% of Tunes' revenue for the nine months ended September 30, 1999, and 10.4% of Tunes' revenue for the three months ended September 30, 1999. Tunes expects to continue to enter into barter transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Tunes' business is dependent on the continued development and maintenance of the Internet and development of technologies to present content and facilitate e-commerce.

Tunes' business will depend on its users being able to access Tunes' content and conduct e-commerce without significant delays or aggravation associated with inadequate Internet capacity or bandwidth. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high speed modems, for providing reliable Internet access and services. The failure of the Internet to achieve these goals will reduce Tunes' ability to generate significant revenue.

If Web usage grows, the Internet infrastructure may not adequately support the demands placed on it by this growth and its performance and reliability may decline. In addition, websites have experienced interruptions in their services as a result of outages and other delays occurring throughout the Internet infrastructure. If these outages or delays occur frequently in the future, Web usage, as well as the usage of Tunes' websites, could grow more slowly or decline.


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

The Internet is subject to rapid change which could result in significant additional costs.

The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make Tunes' existing or future products or services obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove to be difficult or impossible for Tunes. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of Tunes' websites could harm Tunes' ability to attract and retain users. Among other things, Tunes will need to license or develop leading technologies, enhance its existing services and develop new services and technologies that address the varied needs of its users.

Tunes' business may be harmed if Tunes is unable to safeguard the security and privacy of its users' information.

Adverse publicity and consumer concern about theft and the privacy of users on the Internet may reduce Tunes' user traffic and e-commerce and may cause Tunes' websites to be less attractive to advertisers. This reduction in user traffic, e-commerce or interest by advertisers could significantly reduce Tunes' revenue. In particular, a number of published reports have indicated that a perceived lack of security of commercial data, such as credit card numbers, has significantly impeded commercial exploitation of the Internet to date, and there can be no assurance that new technologies will satisfactorily address these security concerns. See "--Internet laws and regulations may change which could adversely affect Tunes' business" and "--Tunes may be subject to liability for misuse of users' private information."

Tunes has a history of significant losses and anticipates significant continuing losses.

To date Tunes has not been profitable. Tunes has incurred losses and negative operating cash flows since Tunes began operations and incurred a net loss of $13.2 million in 1998 and $20.0 million for the nine months ended September 30, 1999. As of September 30, 1999, Tunes had an accumulated deficit of $41.4 million. Tunes expects to incur significant losses and negative operating cash flows for the foreseeable future. Tunes plans to continue to significantly increase its operating expenses to increase Tunes' customer base, enhance Tunes' brand image, obtain additional content and support Tunes' growing infrastructure. If Tunes is unable to generate sufficient traffic, Tunes may never generate significant revenue and Tunes may never earn a profit. Even if Tunes does achieve profitability in the future, Tunes cannot assure you that Tunes will be able to sustain or increase profitability in subsequent periods. See "--Tunes will continue to lose money unless Tunes significantly increases advertising revenue from Tunes' websites" and "Tunes' Management's Discussion and Analysis of Financial Condition and Results of Operations."

Tunes may be unable to accurately forecast its revenue and may not be able to reduce expenses to compensate for revenue shortfalls.

Tunes may be unable to accurately forecast its future revenue because of its limited operating history and the emerging nature of the markets in which it competes. Tunes' current and future expense levels are based largely on Tunes' forecasts concerning future revenue and are to a large extent fixed. Accordingly, Tunes may be unable to adjust spending in time to compensate for any unexpected revenue shortfall. A shortfall in Tunes' revenue from the amounts that Tunes forecast could result in significant losses.

Tunes was dependent on CDnow for 33% of Tunes' revenue during 1998 and 22% of Tunes' revenue during the first nine months of 1999.

During 1998, CDnow accounted for $826,000, or 33%, of Tunes' total revenue. During the nine months ended September 30, 1999, CDnow accounted for $738,000, or 22%, of Tunes' total revenue. Most of the revenue was generated from advertising and content licensing. In July 1999, Tunes amended its agreement with CDnow to reduce the percentage of fees that Tunes received under the agreement, and was subsequently further amended to terminate the agreement effective September 30, 1999. As a result of this termination, Tunes expects no significant amount of future revenue from CDnow, which could have a material adverse effect on Tunes' revenue if not offset by increased revenue from other sources.

Because spending on music is dependent on discretionary consumer spending, Tunes is susceptible to fluctuations in general economic conditions.

Tunes believes that revenue from music sales and paraphernalia and related advertising is dependent on discretionary consumer spending. Tunes' revenue will therefore be subject to fluctuations based upon the general economic conditions of the United States and foreign countries in which Tunes or Tunes' advertisers do business. If there is a general economic downturn or recession in the United States or in such foreign countries, general consumer spending in these markets likely would decline. Tunes' advertising revenue and other online commercial activity may decrease as a result.

If Tunes does not manage its growth, Tunes may not be able to effectively operate its business.

Since Tunes' inception in July 1996, Tunes has rapidly and significantly expanded its operations. Tunes anticipates that it will continue to expand its operations to compete effectively and to exploit potential market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on Tunes' management, operations, systems and financial resources. Failure to manage Tunes' growth effectively could adversely affect Tunes' business. From September 1, 1996 to November 30, 1999, Tunes grew from five to 98 full-time employees. Tunes' recently hired employees also include several key managerial, technical and operations personnel, and Tunes expects to add additional key personnel in the near future. To manage Tunes' recent growth and any future growth of Tunes' operations and personnel, Tunes must improve and effectively utilize its existing operational, management, marketing and financial systems and successfully train and manage Tunes' employees. In addition, Tunes may also need to increase the capacity of its software, hardware and telecommunications systems on short notice. Tunes also will need to manage an increasing number of complex relationships with users, strategic affiliates, advertisers and other third parties.

Tunes relies on third parties for its website operations, and Tunes may be subject to system disruptions, which could reduce its revenue.

Tunes' ability to attract users to its websites and maintain relationships with advertisers depends on the performance, reliability and availability of Tunes' websites and network infrastructure. The maintenance and operation of substantially all of Tunes' Internet communications hardware and servers have been outsourced to the facilities of Exodus Communications, Inc. in Jersey City, New Jersey and in El Segundo, California. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt Tunes' services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt Tunes' services. System disruptions could result in the unavailability or slower response times of Tunes' websites and that would reduce the number of advertisements delivered, the quality of Tunes' users' experience and the attractiveness of Tunes' websites to users and advertisers, which could reduce Tunes' revenue. Tunes' insurance policies may not adequately compensate Tunes for losses Tunes may incur because of any disruptions in Tunes' systems. In addition, under Tunes' agreement with Exodus, it is not liable to Tunes for any damage or loss it may cause to Tunes' business and, accordingly, Tunes may be unable to seek reimbursement from Exodus for losses caused by it.

Service disruptions could adversely affect Tunes' revenue and, if they were prolonged, would seriously harm Tunes' business and reputation. In addition, service disruptions could result in the termination of Tunes' rights under Tunes' agreement with the publisher of Rolling Stone magazine, which would seriously harm Tunes' business. See "--Tunes depends on Tunes' exclusive relationships with the publishers of Rolling Stone and Down Beat magazines for content and their brand name recognition and may not be able to attract visitors to Tunes' websites if these relationships terminate or become nonexclusive."

Tunes may have capacity constraints which could reduce its revenue.

Tunes' ability to attract users to its websites and maintain relationships with advertisers also depends on Tunes' ability to have sufficient system capacity and reliability to accommodate the demands of its user traffic. If Tunes is unable to increase the data storage and processing capacity of its systems as fast as demand for its websites grows, Tunes' websites could operate with slower response times or could fail to operate for unknown periods of time. Slower response times or unscheduled down-time would reduce the number of advertisements delivered, the quality of Tunes' users' experience and the attractiveness of Tunes' websites to users and advertisers, which could reduce Tunes' revenue.

Since launching Tunes' first website in March 1997, Tunes has from time to time experienced slower response times and unscheduled down-time of its systems due to capacity constraints. Tunes believes that those interruptions will continue to occur from time to time in the future. Tunes does not carry business interruption insurance to compensate Tunes for losses that may occur as a result of these interruptions. These service interruptions could adversely affect Tunes' revenue and, if they were prolonged, would seriously harm Tunes' business and reputation. In addition, capacity constraints which result in unscheduled down-time of Tunes' services could result in the termination of Tunes' rights under its agreement with the publisher of Rolling Stone magazine, which would seriously harm Tunes' business. See "--Tunes depends on its exclusive relationships with the publishers of Rolling Stone and Down Beat magazines for content and their brand name recognition and may not be able to attract visitors to Tunes' websites if these relationships terminate or become nonexclusive."

Tunes depends upon timely installations of lines, feeds and downloads, and their failures may result in disruptions in Tunes' services.

Tunes depends upon receipt of timely installations of lines, feeds and content downloads from content providers, such as Tunes' magazine content providers and third-party Webcast venues. Any failure or delay in the transmission or receipt of such feeds and downloads, whether on account of Tunes' system failure, Tunes' content providers, telecommunications providers, Internet service providers or otherwise, could disrupt the delivery of content and delay its availability on Tunes' websites or disrupt Tunes' live Internet concerts, or Webcasts, which could adversely affect Tunes' performance and business. Tunes relies on third-party services to provide Tunes with access to the Internet. In addition, Tunes depends upon Web browsers, Internet service providers and online service providers to provide Internet users with access to Tunes' websites. See "Information about Tunes--Infrastructure, Operations and Technology."

Tunes' infrastructure is vulnerable to unauthorized access which may result in misappropriation of proprietary information and cause disruptions in Tunes' services.

Tunes' infrastructure is vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent Tunes' security measures could misappropriate proprietary information or cause interruptions in Tunes' operations. Security breaches relating to Tunes' activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage Tunes' reputation and Tunes' relationships with Tunes' content providers and advertisers. Tunes also could be liable to Tunes' content providers, advertisers and other parties for the damages caused by such breaches or Tunes could incur substantial costs as a result of defending claims for those damages. Tunes may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Tunes cannot assure you that Tunes' security measures will prevent disruptions or security breaches.

The loss of Tunes' chief executive officer or other key employees could adversely affect Tunes' business.

Tunes' success depends to a significant extent on the continued contributions of Tunes' senior management team, especially Howard A. Tullman, Tunes' Chairman and Chief Executive Officer. Tunes is not the beneficiary of any life insurance covering any of Tunes' executives or employees. The loss of Mr. Tullman or other key employees would likely have a material adverse effect on Tunes' business.

Tunes needs to retain and attract creative, technical, sales, marketing and financial personnel to effectively operate its business.

Tunes believes that its performance will depend in large part upon its ability to attract and retain additional highly skilled creative, technical, sales, marketing and financial personnel, especially those with experience in the music and Internet industries. If Tunes does not succeed in attracting new personnel or retaining and motivating Tunes' current personnel, Tunes' business could be adversely affected. Competition for such personnel, especially creative and technical talent, is intense. Tunes has in the past experienced, and Tunes expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Tunes' employee turnover rate was approximately 28% for the nine-month period ended September 30, 1999, excluding terminations due to the consolidation of the operations of Tunes Network.

Year 2000 problems for us, Tunes' suppliers or Tunes' customers could increase Tunes' liabilities or expenses and impact Tunes' profitability.

The Year 2000 problem could harm Tunes' business and financial results. Tunes may discover Year 2000 problems in its systems that may require Tunes to upgrade systems at a substantial cost. In addition, software and hardware from third parties that have been integrated into Tunes' systems may need to be updated or replaced, which may be time-consuming and expensive. In addition, Tunes relies on third parties such as Exodus to support and operate Tunes' systems. Failures or interruptions of Tunes' systems or those of third parties because of Year 2000 problems could seriously damage Tunes' business and Tunes' relationships with its content, distribution and technology providers, advertisers and users. For example, if Tunes' Rollingstone.com website is unavailable for 12 or more consecutive hours, Tunes' agreement with the publisher of Rolling Stone could be terminated. In addition, failures, interruptions or other service problems due to Year 2000 could result in lost revenue, increased operating costs and loss of significant user traffic. Governmental agencies, public utilities, Internet service providers and others that Tunes relies on or that Tunes' customers rely on and which Tunes does not control may not be Year 2000 compliant. This could result in systemic failures beyond Tunes' control, such as a prolonged Internet, telecommunications or electrical failure, and prevent Tunes from providing its content or reduce user traffic. See "Tunes' Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

Tunes may be unable to protect its trademarks and copyrights which could result in the loss of its rights or increased costs.

Tunes' financial performance and ability to compete depends to a significant degree on the protection of Tunes' content and of the goodwill associated with Tunes' trademarks. Tunes also depends on its magazine content providers, including the publishers of Rolling Stone, and Tunes' other content licensors to protect rights in the content Tunes licenses from them, including their copyrights and trademarks. Tunes relies on copyright laws to protect the original content Tunes develops for placement on its websites, including Tunes' feature articles and artist databases. In addition, Tunes relies on trademark laws to protect its brands and to provide additional protection for the unique appearance of its websites. A substantial amount of uncertainty exists concerning the scope of protection copyright and trademark laws afford on the Internet, and Tunes cannot be assured that copyright and trademark laws will adequately protect Tunes' content, trademarks and other proprietary rights. In addition, policing unauthorized use of Tunes' content, trademarks and other proprietary rights could be very expensive, difficult or impossible, particularly given the global nature of the Internet.

Tunes does not have registrations for "Tunes.com," "Mytunes" and the Tunes.com logo as trademarks and may not be able to prevent others from using those trademarks. Tunes is also aware of a number of uses by third parties of the word "tunes" in connection with music and Internet services. The prior use of the word "tunes" and the possible descriptive nature of that word of music-related services may further limit Tunes' ability to prevent others from using "tunes," "tunes.com" or similar derivative terms to identify goods or services related to music or otherwise. Use of Tunes' brand name or its derivatives by others could dilute Tunes' brand identity and divert users from Tunes' products and services. Effective protection of Tunes' copyrights and trademarks may be unenforceable or limited in foreign countries. Given the global nature of the Internet, Tunes cannot control the ultimate destination of Tunes' services. In addition, other than pending applications for registration of the "Tunes.com" and "Tunes" brands and the Tunes.com logo in Canada, Tunes has not applied for registration of its trademarks, copyrights or other proprietary rights in foreign countries and Tunes may not be able to use its proprietary brands in those foreign countries. As a result, any competitive advantage Tunes may establish domestically through its goodwill and brand image would be eroded and could diminish Tunes' ability to compete in foreign markets.

Third-party developers may be able to prevent Tunes from using or charge Tunes royalties for some of Tunes' proprietary technology.

Some of Tunes' proprietary software and technology was developed by third-party consultants. In some cases, Tunes does not have assignments of ownership rights for consultant-developed software and technology. As a result, those third-party consultants may claim ownership interests in part of Tunes' proprietary technology and, accordingly, may force Tunes to stop using this technology or to pay royalties for it in the future.

Tunes may not be able to prevent third parties from using Tunes' domain names which could decrease the value of these domain names.

Tunes' trademark rights may not be sufficient to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of Tunes' trademarks and domain names. Tunes currently holds the Internet domain name "Tunes.com," as well as various other related domain names. Tunes does not hold the domain names "tunes.net" or "tunes.org." Tunes uses the following domain names under license: Rollingstone.com and Downbeatjazz.com. Domain names generally have been regulated by the Commerce Department through a contract with Network Solutions, Inc., a company that has exclusively administered the so-called top-level domain names ending in ".com," ".net" and ".org." Tunes expects that the regulation of domain names in the United States and in foreign countries will continue to evolve and change. For example, the Commerce Department recently appointed the nonprofit Internet Corporation for Assigned Names and Numbers to further privatize the administration of domain names and to address regulatory issues, including the appointment of additional domain name registrars and the adoption of new domain name dispute policies. The ICANN recently has appointed several new domain name registrars who will sell and administer domain names and the effect this will have on the regulation of domain names is uncertain. Internet regulatory bodies also could establish additional top-level domains or modify the rights of current holders of domain names. As a result, the value of the ".com" domain could be diluted and decrease the number of visitors to Tunes' websites, and Tunes may not acquire or maintain the "Tunes.com" domain name in all of the countries in which Tunes intend to conduct business. In addition, Tunes may not be able to continue licensing Rollingstone.com and Downbeatjazz.com in the future or these names may not be available for Tunes' use in other countries into which Tunes may expand. See "Information about Tunes--Strategic Relationships-- Content Providers" and "--Intellectual Property."

Internet laws and regulations may change which could adversely affect Tunes' business.

Tunes is subject to various laws and regulations relating to its business, although there are few laws or regulations that apply directly to Internet-based services. Due to the increasing popularity and use of the Internet, laws and regulations may be adopted with respect to the Internet that could decrease the demand for

Tunes' services, increase Tunes' cost of doing business and decrease Tunes' revenue opportunities. Such laws and regulations may cover issues such as user privacy, security, pricing, taxation, content, copyrights and distribution and quality of services. The growth and development of the market for online entertainment, content and commercial transactions may result in more stringent consumer protection laws that impose additional burdens on those companies providing such online content, online advertising or other online commercial transactions. The enactment of laws or regulations that limit or regulate these activities may impede Tunes' growth and increase Tunes' costs. See "Information about Tunes--Government Regulation."

Tunes may be subject to liability for misuse of users' private information.

Tunes' privacy policy provides that Tunes will not willfully disclose any individually identifiable information about any user to a third party without the user's consent unless required by law. This policy is available to users when they initially register on Tunes' Tunes.com website and also is easily accessible on Tunes' websites. Despite this policy, if third persons were able to penetrate Tunes' network security or otherwise misappropriate, or if Tunes inadvertently disclose, Tunes' users' personal information or credit card information, Tunes could be subject to liability. These liabilities could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation which may cause Tunes to incur substantial costs. Legislatures and government agencies have adopted and are considering adopting laws and regulations regarding the collection and use of personal information obtained from individuals when accessing websites. For example, Congress recently enacted the Children's Online Privacy Protection Act which restricts the ability of Internet companies to collect information on children under the age of 13 without their parents' consent. In addition, the Federal Trade Commission and state and local authorities have been investigating Internet companies regarding their use of personal information. Tunes could incur additional expenses if new laws or regulations regarding the use of personal information are introduced or if these authorities choose to investigate Tunes' privacy practices. While Tunes has implemented and intend to implement additional programs designed to enhance the protection of the privacy of Tunes' users, these programs may not conform with laws or regulations that are adopted. In addition, these legislative and regulatory initiatives may adversely affect Tunes' ability to collect demographic and personal information from users, which could have an adverse effect on Tunes' ability to provide advertisers with demographic information. The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the United States. Although it is uncertain whether this directive and resulting legislation will apply to companies located in the United States, if it were applied to us, the directive may prevent Tunes from collecting data from users in European Union member countries. Historically, approximately 4% to 6% of the visitors to Tunes' websites have been from European Union member countries. Other countries have adopted or may adopt similar legislation. See "Information about Tunes-- Government Regulation."

Tunes' marketing and sales efforts rely heavily on its ability to collect user information.

Tunes typically places information commonly referred to as "cookies" on a user's hard drive without the user's knowledge or consent. Tunes uses cookies for a variety of reasons, including enabling Tunes to limit the frequency with which a user is shown a particular advertisement. Any reduction or limitation in the use of cookies could limit the effectiveness of this technology, which may reduce advertising revenue. Several currently available Internet browsers allow users to modify their browser settings to remove cookies at anytime or to prevent cookies from being stored on their hard drives. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Laws relating to privacy and the use of the Internet to collect personal information could limit Tunes' ability to collect data and use Tunes' database. Because Tunes uses email for direct marketing, any legislative or consumer efforts to further regulate unsolicited bulk emails, commonly referred to as "spam," as well as other laws and the policies of Tunes' technology providers, such as Exodus, regulating the use of email could significantly impair Tunes' marketing efforts.

Tunes may be sued for content available or posted on Tunes' websites or products sold through Tunes' websites.

Tunes may be liable to third parties for content published on Tunes' websites and other websites where Tunes' syndicated content appears if the music, artwork, text or other content available violates their copyright, trademark, patent or other intellectual property rights or if the available content is defamatory, obscene or pornographic. Those types of claims have been brought, sometimes successfully, against website operators in the past. Tunes also may be liable for content uploaded or posted by Tunes' users on Tunes' websites, such as mp3 files, postings on Tunes' message boards, chat-room discussions and copyrightable works. For example, each of Sightsound.com, Inc. and intouch group, inc. have suggested that many online music providers, including Tunes, violate patent rights that each of them allegedly owns covering the sampling of music over the Internet through digital downloads. In addition, Tunes could have liability to some of Tunes' content licensors for claims made against them for content available on Tunes' websites. Tunes also could be exposed to these types of claims for the content that may be accessed from Tunes' websites or other websites via links to other websites. Tunes may need to implement measures to reduce exposure to these types of claims. Such measures may not be successful and may require Tunes to expend significant resources. Tunes also may be sued for product liability claims relating to products sold through Tunes' websites or websites where Tunes' syndicated content appears. Any litigation as a result of defending these types of claims could result in substantial costs and damages. Tunes' insurance may not adequately protect Tunes against these types of claims or the costs of their defense or payment of damages.

Tunes' contests and sweepstakes may be subject to state and federal laws which could reduce Tunes' audience and revenues.

Tunes' contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling, which may restrict Tunes' ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could deprive Tunes of a significant method for attracting user traffic to Tunes' websites. Reductions in Tunes' user audience would adversely affect Tunes' revenue. Tunes cannot be certain that Tunes' contests and sweepstakes will continue to be exempt from such laws.

Tunes may be liable for the collection of sales and other taxes which could adversely affect Tunes' ability to generate revenue from e-commerce.

The imposition of sales and other taxes could adversely affect Tunes' ability to become profitable. Currently, Tunes collects state sales taxes only for e-commerce transactions Tunes conducts with residents of the states of California, Illinois and New York. However, one or more other states may seek to impose sales tax collection obligations on Tunes. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce and could adversely affect Tunes' opportunity to generate revenue from e-commerce. Moreover, if any state or foreign country were to successfully assert that Tunes should collect sales or other taxes for the sale of merchandise on Tunes' system, additional administrative burdens would be placed on Tunes' operations.

Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium ending on October 21, 2001 on state and local taxes on e-commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced prior to October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

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

                             EMUSIC SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed to the record holders of EMusic common stock on or about January 18, 2000. Also enclosed is a notice of the special meeting of EMusic stockholders and a form of proxy that the EMusic board of directors is soliciting for use at the special meeting and at any adjournments or postponements thereof. The special meeting will be held on February 14, 2000, at 9:00 a.m., local time, at the offices of Gray Cary Ware & Friedenrich LLP, 400 Hamilton Avenue, Palo Alto, California.

Matters to be Considered

The purpose of the special meeting is to vote on the merger agreement. EMusic stockholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting to allow additional time for the solicitation of additional votes to approve the merger agreement if the secretary of the meeting determines that there are not sufficient votes to approve the merger agreement.

Proxies

EMusic stockholders should fill out and send back the accompanying form of proxy if they will be unable to attend the special meeting in person. EMusic stockholders may revoke their proxies at any time before the proxies are exercised by giving the secretary of EMusic written notice of revocation, properly executed proxies of a later date or by attending the special meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of EMusic proxies should be addressed to EMusic.com Inc., 1991 Broadway, 2nd Floor, Redwood City, California 94063,
Attention: Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If no specification is made, the proxies will be voted in favor of the merger agreement. No proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. However, if a stockholder abstains from voting on the adoption of the merger agreement and makes no specification on an adjournment or postponement for the purpose of soliciting additional proxies, then the proxy will be voted for the adjournment or postponement.

Solicitation of Proxies

EMusic will pay the entire cost of soliciting proxies. In addition to soliciting proxies by mail, EMusic will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of EMusic common stock and obtain their voting instructions, if necessary. EMusic will reimburse these record holders for their reasonable expenses in performing these tasks. If necessary, EMusic may also use several of its regular employees, who will not be specially compensated, to solicit proxies from EMusic stockholders, either personally or by telephone, letter or other means.

Record Date and Voting Rights

The EMusic board of directors has fixed January 10, 2000 as the record date for determining the EMusic stockholders entitled to notice of and to vote at the EMusic special meeting. Therefore, only stockholders of record at the close of business on the record date will receive notice of, and be able to vote at, the EMusic special meeting. At the close of business on the record date, there were approximately 36,600,000 shares of EMusic common stock outstanding held by about 316 record holders. A majority of these shares must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. There must be a quorum in order for the vote on the merger agreement to occur. Each share of outstanding EMusic common stock entitles its holder to one vote.

Shares of EMusic common stock present in person at the EMusic special meeting but not voting, and shares for which EMusic has received proxies but with respect to which holders of these shares have abstained, will be counted as present at the special meeting for purposes of determining whether or not a quorum exists. Brokers who hold shares in nominee or "street" name for customers who are the beneficial owners of the shares may not give a proxy to vote shares held for these customers on the matters to be voted on at the special meeting without specific instructions from them. However, broker non-votes will be counted for purposes of determining whether a quorum exists.

Under Delaware law and EMusic's certificate of incorporation, holders of a majority of the shares of EMusic common stock voted in person or by proxy at the EMusic special meeting must vote for the merger agreement in order for it to be adopted by EMusic.
As of the record date, EMusic's directors and executive officers beneficially owned shares of EMusic common stock entitling them to exercise about 19.6% of the voting power of the EMusic capital stock entitled to vote at the special meeting. EMusic expects that each of these directors and/or executive officers will vote his or her shares for the merger agreement.

Recommendation of the EMusic Board

The EMusic board of directors has unanimously approved the merger agreement and the proposed merger and other transactions described in the merger agreement. The EMusic board believes that the merger agreement is in the best interests of EMusic and its stockholders and recommends that EMusic stockholders vote "FOR" the merger agreement. See "The Merger--Recommendation of the EMusic Board of Directors and EMusic's Reasons for the Merger."

                             TUNES SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed to the record holders of Tunes common stock and Tunes convertible preferred stock around January 18, 2000. Also enclosed is a notice of the special meeting of Tunes stockholders and a form of proxy that the Tunes board of directors is soliciting for use at the special meeting and at any adjournments or postponements thereof.

The special meeting will be held on February 14, 2000, 1:00 p.m., local time, at the offices of Freeborn & Peters, 311 South Wacker Drive, Suite 3000, Chicago, Illinois.

Matters to be Considered

The purpose of the special meeting is to vote on the transactions set forth in the merger agreement. Tunes stockholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting to allow additional time for the solicitation of additional votes to approve the merger agreement if the secretary of the meeting determines that there are not sufficient votes to approve the merger agreement.

Proxies

Tunes stockholders should fill out and send back the accompanying form of proxy if they will be unable to attend the special meeting in person. Tunes stockholders may revoke their proxies at any time before the proxies are exercised by giving the secretary of Tunes written notice of revocation, properly executed proxies of a later date or by attending the special meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of Tunes proxies should be addressed to Tunes.com Inc., 640 North LaSalle Street, Suite 560, Chicago, Illinois 60610,
Attention: Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If a Tunes stockholder does not specify on its proxy card how its shares are to be voted, that proxy will be voted in favor of the merger agreement. No proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. However, if a Tunes stockholder abstains from voting on the adoption of the merger agreement and makes no specification on an adjournment or postponement for the purpose of soliciting additional proxies, then the proxy will be voted for the adjournment or postponement.

Solicitation of Proxies

Tunes will pay the entire cost of soliciting proxies from Tunes stockholders. Proxies will be solicited principally by mail. If necessary, Tunes may use several of its regular employees, who will not be specially compensated, to solicit proxies from Tunes stockholders, either personally or by telephone, letter or other means.

Record Date

The Tunes board of directors has fixed January 10, 2000 as the record date for determining the Tunes stockholders entitled to notice of and to vote at the Tunes special meeting. Therefore, only stockholders of record at the close of business on the record date will receive notice of, and be able to vote at, the Tunes special meeting.

Voting Rights, Conditions and Requirements

At the close of business on the record date, there were 1,475,324 shares of Tunes common stock outstanding and 5,719,962 shares of Tunes convertible preferred stock outstanding, in the aggregate held by about 130 record holders. A majority of these shares must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. There must be a quorum in order for the vote on the merger agreement to occur. Each share of outstanding Tunes common stock entitles its holder to one vote, and each share of outstanding Tunes convertible preferred stock entitles its holder to that number of votes equal to the number of shares of Tunes common stock into which that share of convertible preferred stock would have been converted had the conversion occurred immediately prior to the record date for the Tunes special meeting.

Shares of Tunes common stock and convertible preferred stock present in person at the Tunes special meeting but not voting, and shares for which Tunes has received proxies but with respect to which holders of these shares have abstained, will be counted as present at the special meeting for purposes of determining whether or not a quorum exists.

Although Delaware law provides that the merger agreement may be approved by the holders of a majority of the outstanding shares of Tunes capital stock, it is a condition to the completion of the merger that the holders of at least 95 percent of the outstanding shares of Tunes capital stock entitled to vote at the Tunes special meeting (with the holders of Tunes' convertible preferred stock voting on an as-converted basis) approve the merger agreement. Holders of Tunes convertible preferred stock are not entitled to vote as a separate class with respect to the approval of the merger agreement.

Because it is a condition to the completion of the merger that the holders of 95 percent of the outstanding shares of Tunes capital stock entitled to vote at the special meeting vote in favor of the merger, abstentions will have the same effect as votes against the approval of the merger agreement. Therefore, the Tunes board of directors urges stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

As of the record date, Tunes' directors and executive officers beneficially owned about 73,600 shares of Tunes common stock and about 2,684,123 shares of Tunes convertible preferred stock, entitling them to exercise about 38.5% of the voting power of the Tunes capital stock entitled to vote at the Tunes special meeting. Tunes expects that each of these directors and executive officers will vote his or her shares for the merger agreement. In addition to Tunes directors and executive officers, other affiliates of Tunes representing about 1,508,000 shares of Tunes common stock and Tunes convertible preferred stock representing about 21.0% of the voting power of the Tunes capital stock entitled to vote at the Tunes special meeting have signed shareholder voting agreements pursuant to which they have agreed to vote in favor of the merger. See "The Merger--Shareholder Voting Agreement."

Recommendation of the Tunes Board

The Tunes board of directors has unanimously approved the merger agreement and the proposed merger and other transactions described in the merger agreement. The Tunes board believes that the merger agreement is in the best interests of Tunes and its stockholders and recommends that Tunes stockholders vote "FOR" the merger agreement. See "The Merger--Recommendation of the Tunes Board of Directors and Tunes' Reasons for the Merger."

The Tunes board of directors requests that each holder of Tunes common stock and Tunes convertible preferred stock complete, date and sign the enclosed Tunes proxy card and return it promptly in the enclosed postage-prepaid envelope.

                                   THE MERGER

This section of the joint proxy statement/prospectus describes the most significant aspects of the merger, including the principal provisions of the merger agreement and the indemnity escrow agreement between Tunes and EMusic. The following discussion which includes a summary of the significant terms and provisions of the merger agreement and the indemnity escrow agreement is qualified by reference to the merger agreement and the indemnity escrow agreement. The merger agreement is attached as Appendix A and the indemnity escrow agreement is attached as Appendix B to this joint proxy statement/prospectus, each of which is incorporated herein by reference.

Background of the Merger

The terms of the merger agreement are the result of arm's length negotiations between representatives of EMusic and Tunes. The following is a brief discussion of the background of these negotiations, the merger and related transactions.

In June 1999, Gene Hoffman, President and Chief Executive Officer of EMusic, and James Chapman, Executive Vice President of EMusic, called Howard Tullman, Chairman of the Board, President and Chief Executive Officer of Tunes, to arrange for a conference call to discuss any interest in engaging in discussions about a potential business combination. Shortly thereafter, members of Tunes' senior management met with members of EMusic's senior management by telephone to discuss each other's businesses and to discuss the general terms under which a discussion of a strategic combination could continue. Due to Tunes' plans to pursue its public offering, and after consultation with its board of directors, Tunes discontinued pursuing further discussions with EMusic.

On June 14, 1999, Tunes filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to a proposed initial public offering of Tunes' common stock. On August 18, 1999, due to adverse market conditions, Tunes postponed its initial public offering.

On October 12, 1999, Mr. Chapman left a message for Mr. Tullman inquiring whether Tunes was interested in reopening discussions regarding a potential business relationship. On October 14, 1999, Mr. Tullman returned Mr. Chapman's call and stated that Tunes was not in a position to enter into discussions with EMusic. On October 15, 1999, EMusic pursued reopening discussions by sending an unsolicited draft letter of interest to Mr. Tullman which detailed the terms and conditions upon which EMusic would be prepared to discuss a potential acquisition of Tunes.

Discussions regarding EMusic's unsolicited proposal resumed on October 28, 1999 with discussions between Mr. Tullman and Mr. Chapman. EMusic sent a revised letter of intent to Tunes on that day. On October 29, 1999, Mr. Chapman and Robert Kohn, Chairman of the Board of Directors of EMusic, met with Mr. Tullman in New York to discuss EMusic's proposed terms for the acquisition. On October 31, 1999, Messrs. Tullman and Chapman continued discussions regarding the proposed term sheet.

On November 2, 1999, EMusic and Tunes entered into a nonbinding letter of intent relating to a proposed merger and mutual confidentiality agreements.

On November 3, 1999, Mr. Chapman, along with representatives from CIBC World Markets, EMusic's financial advisor, met with representatives of Tunes management and SG Cowen Securities Corporation, Tunes' financial advisor, in Chicago to discuss Tunes' business model, historical financial performance, future direction and operations. At this meeting, further negotiations at the terms of the proposed transaction were conducted. On November 4, 1999, Mr. Chapman continued to meet with members of Tunes management.

On November 5, 1999, EMusic distributed to Tunes a first draft of the proposed merger agreement. Between November 5, 1999 and November 24, 1999, senior management of Tunes, including Mr. Tullman, and senior management of EMusic, including Mr. Chapman, continued their discussions regarding the various terms of a possible transaction and other fundamental aspects of a possible combination.

Over this same period, the parties, together with their legal and financial advisors, finalized their due diligence reviews and negotiated the terms and conditions of the proposed merger. Also, over the same period, certain members of Tunes management visited EMusic's headquarters in Redwood City to continue each company's due diligence review of the other and to discuss the basis for the integration of the two businesses. The parties exchanged certain operational, financial and personnel information relating to their respective businesses. The two companies and their advisors also engaged in a business review. During this period, senior management of EMusic continued to be in contact with members of the EMusic board of directors, briefing them on the negotiations with Tunes, the status of the transaction and the major outstanding issues. The Chief Executive Officer and other Tunes representatives involved in the negotiations were, over this period, in contact with the members of the Tunes board of directors, briefing them on the negotiations with EMusic, the status of the transaction and the major remaining issues.

On November 28, 1999, the Tunes board of directors held a special meeting by conference telephone to consider the proposed merger with EMusic. Representatives of SG Cowen participated in the meeting. Representatives of SG Cowen described the economic terms of the transaction and Andrius V. Jonusaitis, Vice President and General Counsel of Tunes, summarized the legal terms of the proposed transaction as reflected in the current drafts of the agreements. SG Cowen delivered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 29, 1999, to the effect, that as of the date of the opinion and based upon and subject to the matters stated in the opinion, the consideration provided for in the merger was fair to the Tunes stockholders from a financial point of view. The Tunes board reviewed the advantages and disadvantages of the proposed transaction and after extensive discussion, approved the transaction on the terms presented. The Tunes board instructed Tunes management to finalize the definitive agreements with EMusic and authorized management to execute the definitive agreements upon negotiation of satisfactory terms.

On the morning of November 29, 1999, the EMusic board of directors held a special meeting by conference telephone. Representatives of EMusic's legal and financial advisors participated in the meeting. Representatives of CIBC World Markets described the economic terms of the transaction and Peter Astiz, Executive Vice President and General Counsel of EMusic, described the legal terms of the proposed transaction as reflected in the current drafts of the agreements. CIBC World Markets delivered an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 29, 1999, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio provided for in the merger was fair to EMusic from a financial point of view. The board reviewed the advantages and disadvantages of the proposed transaction and, after extensive discussion, approved the transaction on the terms presented. The EMusic board instructed EMusic management to finalize definitive documents with Tunes and authorized management to execute the definitive agreements upon negotiation of satisfactory terms.

Late in the afternoon on November 29, 1999, EMusic and Tunes signed the definitive merger agreement.

At 7:00 a.m., New York time, on November 30, 1999, a press release announcing the transaction was released.

Recommendation of the EMusic Board of Directors and EMusic's Reasons for the Merger

The EMusic board of directors believes that the merger is advisable and fair to and in the best interests of EMusic and EMusic stockholders. Accordingly, the EMusic board of directors has unanimously approved the merger agreement and unanimously recommends that EMusic stockholders vote FOR the adoption of the merger agreement and the transactions contemplated by that agreement, including the merger.

The EMusic board considered a potential combination with Tunes at a special meeting held on November 29, 1999, and unanimously approved the merger agreement and the merger at such meeting. At the November 29th meeting, the EMusic board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, EMusic and its stockholders.

In approving the merger, EMusic's board considered the following expected benefits:

  . EMusic will be able to provide its customers with a combination of the EMusic catalog of music for sale as well as the extensive music information available from Tunes and its various websites;

  . EMusic will be able to market its downloadable music to the larger audience of music consumers that utilize the services of Tunes.com, Rollingstone.com, and Downbeatjazz.com;

  . EMusic believes that the operation of the Rollingstone.com website and the closer relationship with Rolling Stone Magazine will further EMusic's strategy of seeking to work with unsigned bands through its IUMA subsidiary and with independent record labels which are seeking greater exposure to the broader music community;

  . EMusic will gain access to the Tunes sales force, which has more experience in selling advertising and sponsorships for music and music lifestyle advertisers. EMusic will also gain other employees with additional technical expertise or substantial music industry expertise which match the skills and experience EMusic is seeking to attract;

  . EMusic also believes that combining the Tunes business model, which primarily has relied on the sale of advertising, with the EMusic model, which is focussed principally on generating revenue from the sale of music, will diversify EMusic's revenue sources during the period in which the market for sales of downloadable music is just developing; and

  . EMusic believes that the merger will allow EMusic to offer a broader combination of downloadable music and music information to distribution portals such as America Online and Yahoo!.

In assessing the merger, the EMusic board considered a number of sources of information, including:

  . historical information concerning the respective businesses, financial performance condition, operations and results of operations, technology, management style, competitive position and trends and prospects of EMusic and Tunes;

  . Securities and Exchange Commission filings by Tunes;

  . information and advice based on the results of due diligence investigations by members of EMusic's management and EMusic's legal, financial and accounting advisors concerning the business, technology, products, operations, properties, assets, financial condition, operating results and prospects of Tunes, trends in Tunes' business and financial results and the capabilities of Tunes' management team;

  . publicly available financial data for companies comparable to EMusic;

  . reports from management relating to the prospects for successful integration of the two companies;

  . reports on the terms of the merger agreement and related agreements, and an evaluation of those terms in comparison to the terms of other recent mergers and acquisitions; and

  . the financial presentation of CIBC World Markets, including its opinion as to the fairness, from a financial point of view, to EMusic of the exchange ratio, as described below under the caption "Opinion of EMusic's Financial Advisor."

The EMusic board also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized, if at all;

  . risks regarding EMusic's ability to attract and retain key management, salespeople and other personnel;

  . the prospect of larger ongoing operating losses for the combined company, and the need to raise capital in the future to continue to finance operations; and

  . the other risks associated with the businesses of Tunes and EMusic and the merger described under "Risk Factors" in this joint proxy statement/prospectus.

The EMusic board believed that certain of these risks were unlikely to have a significant impact on the combined company, while others could be avoided or mitigated by Tunes or by EMusic, and that, overall, the risks associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of the information and factors considered by the EMusic board is not intended to be exhaustive but is believed to include all significant factors considered by it. In view of the variety of factors considered in connection with its evaluation of the merger, the EMusic board did not find it practicable to and did not quantify or otherwise assign relative or specific weight to the factors considered in reaching its determination. In addition, individual members of the EMusic board may have given different weight to different factors.

The EMusic board of directors is unanimous in its recommendation that EMusic stockholders vote FOR approval and adoption of the merger agreement.

The above discussion of reasons for the merger includes forward-looking statements about possible or assumed future results of operations of the combined company and the performance of the combined company after the merger. Future results and performance are subject to risks and uncertainties, which could cause such results and performance to differ significantly from those expressed in these statements. For a discussion of these risks and uncertainties, and other factors that could affect future results and performance, see "Risk Factors."

Opinion of EMusic's Financial Advisor

EMusic engaged CIBC World Markets to act as its exclusive financial advisor in connection with the merger. On November 29, 1999, at a meeting of the EMusic board of directors held to evaluate the proposed merger, CIBC World Markets rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 29, 1999, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio provided for in the merger was fair to EMusic from a financial point of view.

The full text of CIBC World Markets' written opinion dated November 29, 1999, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix D and is incorporated into this document by reference. CIBC World Markets' opinion is directed to the EMusic board of directors, addresses only the fairness of the exchange ratio from a financial point of view to EMusic, and does not constitute a recommendation to any stockholder as to any matters relating to the proposed merger. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, CIBC World Markets:

  . reviewed the merger agreement and related documents;

  . reviewed audited financial statements of Tunes for the fiscal years ended
    December 31, 1997 and December 31, 1998, and audited financial statements of EMusic for the fiscal years ended June 30, 1998 and June 30, 1999;

  . reviewed unaudited financial statements of Tunes for the nine months ended September 30, 1999, and unaudited financial statements of EMusic for the three months ended September 30, 1999;

  . reviewed financial projections prepared by the managements of EMusic and Tunes;

  . reviewed the historical market prices and trading volume for EMusic common stock;

  . held discussions with the senior managements of EMusic and Tunes with respect to the businesses and prospects for future growth of EMusic and Tunes;

  . reviewed and analyzed publicly available financial data for companies that CIBC World Markets deemed comparable to EMusic and Tunes;

  . reviewed and analyzed publicly available information for transactions that CIBC World Markets deemed comparable to the merger;

  . performed a discounted cash flow analysis of Tunes using assumptions of future performance provided to CIBC World Markets by the management of Tunes;

  . reviewed public information concerning EMusic; and

  . performed other analyses and reviewed other information as it deemed appropriate.

In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with CIBC World Markets by EMusic, Tunes and their respective employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of EMusic and Tunes, CIBC World Markets assumed, at the direction of the managements of EMusic and Tunes, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of EMusic and Tunes.

CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or the liabilities of EMusic, Tunes or affiliated entities. CIBC World Markets assumed, with the consent of the EMusic board of directors, that the merger will be treated as a tax-free reorganization for federal income tax purposes. CIBC World Markets expressed no opinion as to the underlying valuation, future performance or long-term viability of EMusic or Tunes, or the price at which the EMusic common stock would trade after announcement or consummation of the merger. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of the opinion. Although subsequent developments may affect the opinion of CIBC World Markets, it does not have any obligation to update, revise or reaffirm its opinion. No other instructions or limitations were imposed by the EMusic board of directors upon CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

The following is a summary of the material financial analyses performed by CIBC World Markets in connection with its opinion to the EMusic board of directors dated November 29, 1999. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets' financial analyses.

 Selected Companies Analysis

CIBC World Markets compared financial and stock market information for EMusic and Tunes and the following ten selected publicly held companies in the online music and online content aggregator industries, with particular focus on the online content aggregator companies since Tunes aggregates a variety of content such as music clips, reviews, news and photos:

       Online Music Companies   Online Content Aggregator Companies
       ----------------------   -----------------------------------
       . Audible Inc.           . drkoop.com, Inc.
       . Liquid Audio, Inc.     . EarthWeb, Inc.
       . MP3.com, Inc.          . iVillage Inc.
       . Musicmaker.com, Inc.   . LaunchMedia, Inc.
                                . SportsLine USA, Inc.
                                . Women.com Networks, Inc.

CIBC World Markets reviewed, among other things, enterprise values, calculated as equity market value, plus debt, less cash, as multiples of estimated calendar years 2000 and 2001 revenues. All multiples were based on closing stock prices on November 26, 1999. Estimated financial data for EMusic and the selected companies were based on publicly available research analysts' estimates and estimated financial data for Tunes were based on internal estimates of the management of Tunes. CIBC World Markets then applied a range of selected multiples of estimated calendar years 2000 and 2001 revenues derived from the selected online content aggregator companies to corresponding financial data of Tunes. This analysis indicated an implied exchange ratio reference range of approximately 0.75x to 1.49x, as compared to the exchange ratio in the merger of 0.8148x.

 Precedent Transactions Analysis

CIBC World Markets reviewed the purchase prices and implied transaction multiples in the following nine selected transactions in the internet industry:

       Acquiror                      Target
       --------                      ------
       . CMGI, Inc.                  . Flycast Communications Corp.
       . CMGI, Inc.                  . AdForce, Inc.
       . DoubleClick Inc.            . NetGravity, Inc.
       . The Columbia House Company  . CDnow, Inc.
       . MarketWatch.com, Inc.       . BigCharts Inc.
       . eToys Inc.                  . BabyCenter, Inc.
       . Yahoo! Inc.                 . broadcast.com inc.
       . Yahoo! Inc.                 . GeoCities
       . At Home Corp.               . Excite, Inc.

CIBC World Markets reviewed, among other things, enterprise values in the selected transactions as multiples of estimated calendar years 1999 and 2000 revenues. All multiples were based on publicly available information at the time of announcement of the relevant transaction. CIBC World Markets then applied a range of selected multiples of estimated calendar years 1999 and 2000 revenues derived from the selected transactions to corresponding financial statistics of Tunes. This analysis indicated an implied exchange ratio reference range of approximately 1.01x to 1.48x, as compared to the exchange ratio in the merger of 0.8148x.

 Discounted Cash Flow Analysis

CIBC World Markets performed a discounted cash flow analysis to estimate the present value of the unlevered, after-tax free cash flows that Tunes could generate for fiscal years 1999 through 2004, based on internal estimates of the management of Tunes. The range of estimated terminal values for Tunes was calculated by applying terminal value multiples ranging from 4.0x to 6.0x to Tunes' projected fiscal year 2004 revenues. The present value of the cash flows and terminal values were calculated using discount rates ranging from 22.5% to 27.5%. This analysis indicated an implied exchange ratio reference range of approximately 0.75x to 1.08x, as compared to the exchange ratio in the merger of 0.8148x.

 Relative Contribution Analysis

CIBC World Markets performed a contribution analysis, based on internal estimates of the managements of EMusic and Tunes, comparing the relative contributions of EMusic and Tunes to fiscal years 1999, 2000 and 2001 estimated revenues, earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, earnings before income, taxes and amortization, commonly referred to as EBITA, and net income before amortization of the combined company. EBITDA, EBITA and net income before amortization data were not considered meaningful due to operating losses of EMusic and Tunes for these operational measures. This analysis indicated the following implied percentage contribution reference ranges for EMusic and Tunes, as compared to the pro forma equity ownership of the stockholders of EMusic and Tunes in the combined company upon consummation of the merger:


                                                          EMusic       Tunes
                                                        Percentage   Percentage
     Revenues                                          Contribution Contribution
     --------                                          ------------ ------------
     1999.............................................      6.4%        93.6%
     2000.............................................     24.9%        75.1%
     2001.............................................     51.2%        48.8%

                 Pro Forma Equity Ownership in Combined Company

                EMusic   Tunes
                ------   -----
                78.1%    21.9%

 Pro Forma Merger Analysis

CIBC World Markets analyzed the potential pro forma effect of the merger on EMusic's earnings per share, commonly referred to as EPS, for estimated calendar years 2001, 2002 and 2003, based on internal estimates of the managements of EMusic and Tunes, without taking into account the potential synergies that could be realized in the merger. This analysis indicated that the proposed merger could be dilutive to, or result in a decrease in, EMusic's EPS in estimated calendar years 2001 and 2002 and accretive to, or result in an increase in, EMusic's EPS in estimated calendar year 2003. The actual results achieved by the combined company may vary from projected results and the variations may be material.

 Other Factors

In rendering its opinion, CIBC World Markets also reviewed and considered, among other things:

  . historical and projected financial data for Tunes; and

  . historical market prices and trading volumes for EMusic common stock and the relationship between movements in EMusic common stock, movements in two indices comprised of the common stock of the selected companies in both the online music and online content aggregator industries and movements in the Nasdaq market.

The above summary is not a complete description of CIBC World Markets' opinion to the EMusic board of directors or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of EMusic and Tunes. No company, transaction or business used in the analyses as a comparison is identical to EMusic, Tunes or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

The estimates contained in CIBC World Markets' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the merger was determined through negotiation between EMusic and Tunes. Although CIBC World Markets provided financial advice to EMusic during the course of negotiations, the decision to enter into the merger was solely that of the EMusic board of directors. CIBC World Markets' opinion and financial analyses were only one of many factors considered by the EMusic board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the EMusic board of directors or management with respect to the merger or the exchange ratio provided for in the merger.

EMusic selected CIBC World Markets based on CIBC World Markets' reputation, expertise and familiarity with EMusic and its business. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. CIBC World Markets has in the past provided financial services to EMusic unrelated to the proposed merger, including having acted as lead managing underwriter for a secondary offering of EMusic common stock, for which services CIBC World Markets has received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of EMusic for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

EMusic has agreed to pay CIBC World Markets for its services upon completion of the merger an aggregate financial advisory fee equal to 1.25% of the total consideration payable, including liabilities assumed, in the merger. In addition, EMusic has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

Recommendation of the Tunes Board of Directors and Tunes' Reasons for the Merger

The Tunes board of directors has unanimously determined that the merger is advisable and fair to and in the best interests of Tunes and Tunes' stockholders. Accordingly, the Tunes board of directors has unanimously approved the merger agreement and unanimously recommends that Tunes stockholders vote FOR the adoption of the merger agreement and the transactions contemplated by that agreement, including the merger.

The Tunes board considered the proposed merger at a special board meeting held on November 28, 1999 and unanimously approved the merger agreement and the merger at such meeting. At the November 28th meeting, the Tunes board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Tunes and its stockholders.

In arriving at its decision to approve the merger agreement and the merger, the Tunes board considered a number of factors. In particular, the Tunes board considered:

  . the strategic benefits expected from the merger, and the anticipated effect of the merger on long-term stockholder value, in light of the business, financial condition, results of operations and prospects of Tunes and EMusic, the current economic and industry environment, and the risks and uncertainties of proceeding as a separate stand-alone company;

  . the complementary characteristics of the respective business and management philosophies and corporate cultures of Tunes and EMusic;

  . the potential for reduced stockholder risk after the merger as a result of the diversification of product and service offerings and revenue bases;

  . the fairness to Tunes of the terms and conditions of the merger agreement, which were the product of extensive arm's length negotiations;

  . the opinion of SG Cowen Securities Corporation that the exchange ratio was fair to the holders of Tunes common stock, taken as a whole, as of the date of the opinion, from a financial point of view; and

  . the fact that the merger is expected to qualify as a tax-free reorganization, generally enabling Tunes stockholders to exchange their Tunes common stock for EMusic common stock without having current taxes due.

In assessing the merger, the Tunes board considered a number of sources of information, including:

  . historical information concerning the respective businesses, financial performance condition, operations and results of operations, technology, management style, competitive position and trends and prospects of EMusic and Tunes;

  . Securities and Exchange Commission filings by EMusic;

  . current and historical market prices, volatility and trading data for EMusic;

  . information and advice based on the results of due diligence investigations by members of Tunes' management and Tunes' legal, financial and accounting advisors concerning the business, technology, products, operations, properties, assets, financial condition, operating results and prospects of EMusic, trends in EMusic's business and financial results and the capabilities of EMusic's management team;

  . publicly available financial data for companies comparable to EMusic and the financial presentation of SG Cowen Securities Corporation; and

  . reports from management relating to the prospects for successful integration of the two companies.

The Tunes board also identified and considered a number of uncertainties and risks in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized, if at all;

  . the potential effects of the public announcement of the merger on Tunes' sales, customer relations and operating results and Tunes' ability to attract and retain key management, salespeople and other technical and non-technical personnel; and

  . the other risks associated with the businesses of Tunes and EMusic and the merger described under "Risk Factors" in this proxy statement/prospectus.

The Tunes board believed that certain of these risks were unlikely to have a significant impact on the combined company, while others could be avoided or mitigated by Tunes or by EMusic, and that, overall, the risks associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of the information and factors considered by the Tunes board is not intended to be exhaustive but is believed to include all significant factors considered by it. In view of the variety of factors considered in connection with its evaluation of the merger, the Tunes board did not find it practicable to and did not quantify or otherwise assign relative or specific weight to the factors considered in reaching its determination. In addition, individual members of the Tunes board may have given different weight to different factors.

The Tunes board of directors is unanimous in its recommendation that Tunes stockholders vote FOR approval and adoption of the merger agreement. For a discussion of the interests of certain executive officers and directors of Tunes in the merger, see "-- Interests of Tunes' Management in the Merger and Potential Conflicts of Interests."

Opinion of Tunes' Financial Advisor

Pursuant to an engagement letter dated November 16, 1999, Tunes retained SG Cowen Securities Corporation to act as the exclusive financial advisor to Tunes in connection with the merger.

On November 28, 1999, SG Cowen delivered certain of its written analyses and its oral opinion to the Tunes board, subsequently confirmed in writing as of November 29, 1999, to the effect that and subject to the various assumptions set forth therein, as of November 29, 1999, the exchange ratio in the merger was fair, from a financial point of view, to the stockholders of Tunes, taken as a whole, other than EMusic and its affiliates. The full text of the written opinion of SG Cowen, dated November 29, 1999, is attached as Appendix E and is incorporated by reference. Holders of Tunes common stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by SG Cowen. The summary of the written opinion of SG Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. SG Cowen's analyses and opinion were prepared for and addressed to the Tunes board of directors and are directed only to the fairness, from a financial point of view, of the exchange ratio in the merger, and do not constitute an opinion as to the merits of the transaction or a recommendation to any stockholder as to how to vote on the merger agreement. The exchange ratio in the transaction was determined through negotiations between Tunes and EMusic and not pursuant to recommendations of SG Cowen.

In arriving at its opinion, SG Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

  . a draft of the merger agreement, dated as of November 22, 1999;

  . audited financial statements of EMusic for the fiscal years ended June
    30, 1997, 1998, and 1999, unaudited financial statements of EMusic for the first fiscal quarter ended September 30, 1999 and certain other relevant financial and operating data prepared by EMusic;

  . audited financial statements of Tunes for the fiscal years ended December
    31, 1997 and 1998, unaudited financial statements of Tunes for the nine months ended September 30, 1999 and certain other relevant financial and operating data prepared by Tunes;

  . certain publicly available information for EMusic, including EMusic's
    Annual Report on Form 10-K for the fiscal year ended June 30, 1999 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

  . certain publicly available information for Tunes, including the Registration Statement on Form S-1, dated June 14, 1999, and all amendments thereto;

  . financial projections provided in currently available analyst reports for EMusic;

  . certain internal financial analyses, financial forecasts, reports and other information concerning each of EMusic and Tunes prepared by the management of EMusic and Tunes, respectively;

  . discussions SG Cowen has had with certain members of the management of each of EMusic and Tunes concerning the historical and current business operations, financial conditions and prospects of EMusic and Tunes, respectively, and such other matters we deemed relevant;

  . the reported price and trading history of the shares of EMusic common stock;

  . the respective financial conditions of Tunes and EMusic as compared to the financial conditions of certain other companies SG Cowen deemed relevant;

  . certain financial terms of the Merger as compared to the financial terms of certain selected business combinations SG Cowen deemed relevant;

  . based on the forecasts provided by the management of Tunes, the cash flows generated by Tunes on a stand-alone basis to determine the present value of the discounted cash flows;

  . based on the forecasts prepared by the management of EMusic Tunes, respectively, the potential pro forma financial effects of the merger; and

  . such other information, financial studies, analyses and investigations and such other factors that SG Cowen deemed relevant for the purposes of this opinion.

In conducting its review and arriving at its opinion, SG Cowen, with Tunes' consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Tunes and EMusic or which was publicly available, and SG Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, this information. In addition, SG Cowen did not conduct any physical inspection of the properties or facilities of Tunes or EMusic. SG Cowen further relied upon the assurance of Tunes' management that it was unaware of any facts that would make the information provided to SG Cowen incomplete or misleading in any respect. SG Cowen, with Tunes' consent, assumed that the financial forecasts provided to SG Cowen by the management of Tunes and EMusic were reasonably prepared by the management of Tunes and EMusic, respectively, and reflected the best currently available estimates and good faith judgments of such management as to the future performance of Tunes and EMusic, respectively. Management of each of Tunes and EMusic confirmed to SG Cowen, and SG Cowen assumed, with Tunes' consent, that each of the financial forecasts provided by Tunes and EMusic and the analyst projections with respect to EMusic provided a reasonable basis for its opinion.

SG Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Tunes or EMusic, nor was SG Cowen furnished with these materials. With respect to all legal matters relating to Tunes and EMusic, SG Cowen relied on the advice of legal counsel to Tunes. SG Cowen assumed, with Tunes' consent, that each share of preferred stock of Tunes would be converted into common stock of Tunes immediately prior to the effective time of the merger. SG Cowen did not express any opinion as to the terms of such conversion, or the effects of any preference.

SG Cowen's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, SG Cowen does not have any obligation to update, revise or reaffirm its opinion and SG Cowen expressly disclaims any responsibility to do so. Additionally, SG Cowen was not authorized or requested to, and did not, solicit alternative offers for Tunes or its assets, nor did SG Cowen investigate any other alternative transactions that may be available to Tunes.

In rendering its opinion, SG Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. SG Cowen assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by SG Cowen prior to rendering its opinion. SG Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Tunes informed SG Cowen, and SG Cowen assumed, that the merger (i) will be recorded as a purchase under generally accepted accounting principles and (ii) will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

SG Cowen's opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote with respect to the merger or to take any other action in connection with merger or otherwise. SG Cowen does not express an opinion as to what the value of EMusic common stock will be when issued to Tunes' stockholders nor as to the fairness of the exchange ratio as it relates to any individual stockholders. SG Cowen does not express an opinion as to what the future price, trading range or value of EMusic common stock will be following the merger or as to the effects, financial or otherwise, of any of the restrictions on transfer imposed on the EMusic common stock pursuant to the merger agreement. SG Cowen was not requested to opine as to, and its opinion does not address, Tunes' underlying business decision to effect the merger.

The following is a summary of the principal financial analyses performed by SG Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. SG Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Tunes the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Tunes and EMusic. No limitations were imposed by the Tunes board of directors with respect to the investigations made or procedures followed by SG Cowen in rendering its opinion.

Analysis of Certain Transactions. SG Cowen reviewed the financial terms, to the extent publicly available, of six transactions (the "Internet Information Provider Transactions") involving the acquisition of companies in the internet information provider industry, which were announced or completed since August 1, 1998. These transactions were (listed as acquiror/target):

  . Multex.com, Inc./Market Guide Inc.

  . MarketWatch.com, Inc./BigCharts Inc.

  . America Online Inc./MovieFone, Inc.

  . Cdnow, Inc./N2K Inc.

  . Lycos Inc./Wired Ventures, Inc.

  . Lycos Inc./WhoWhere?, Inc.

SG Cowen reviewed the market values of the common stock paid in the selected transactions as multiples of the latest reported twelve months of revenues.

The following table presents certain ratios of the market value of the common stock paid in the selected transaction to the latest reported twelve months of revenues. The information for the multiple implied by the exchange ratio in the merger for Tunes in the table is based on the closing price of EMusic common stock on November 24, 1999.

                                                                  Multiple
                                                                 Implied by
                                        Multiples for Selected    Exchange
                                             Transactions       Ratio in the
                                        -----------------------  merger for
                                        Low  Mean  Median High     Tunes
                                        ---- ----- ------ ----- ------------
   Ratio of Value of Common Stock to
    Latest Reported Twelve Months of
    Revenues........................... 3.4x 20.8x 16.2x  55.5x    36.3x

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the merger, and none of the companies in those transactions is directly comparable to Tunes or EMusic. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Tunes to which they are being compared.

Analysis of Certain Publicly Traded Companies for Tunes. To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and ratios for Tunes to the corresponding financial data and ratios of certain other selected companies whose securities are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Tunes. These companies were:

  . CNET, Inc.

  . About.com, Inc.

  . SportsLine.com, Inc.

  . StarMedia Network, Inc.

  . iVillage Inc.

  . drkoop.com, Inc.

  . theglobe.com, Inc.

  . Hoover's Inc.

  . Launch Media, Inc.

The data and ratios included the enterprise value, calculated as the market capitalization of the companies' equity plus total debt, minus cash and cash equivalents, of these selected companies as multiples of the last reported quarter's revenues annualized, and calendar year 1999 and 2000 projected revenues. SG Cowen also examined the historical and projected revenue growth rates of each of these selected companies over certain periods, more specifically the third calendar quarter of 1999 over the third calendar quarter of 1998, the third calendar quarter of 1999 over the second calendar quarter of 1999, the projected calendar year 1999 over the actual calendar year 1998, and the projected calendar year 2000 over the projected calendar year 1999 (in each case, as available from research analyst reports). SG Cowen also examined the gross margin of each of these companies returned for the third calendar quarter of 1999.

The following table presents, for the periods indicated, certain ratios of enterprise value to the last reported quarter's revenues annualized and projected revenues for calendar year 1999 and 2000, as well as the revenue growth rates for the third calendar quarter of 1999 over the third calendar quarter of 1998, the third calendar quarter of 1999 over the second calendar quarter of 1999, the projected calendar year 1999 over the actual calendar year 1998, and the projected calendar year 2000 over the projected calendar year 1999, and the gross margin for the third calendar quarter of 1999. The information for the multiple implied by the exchange ratio in the merger for Tunes in the table is based on the closing stock price of EMusic stock on November 24, 1999.

                                                                    Multiple
                                                                   Implied by
                                             Tunes Selected         Exchange
                                           Company Multiples      Ratio in the
                                          ----------------------   merger for
                                          Low  Mean  Median High     Tunes
                                          ---  ----  ------ ----  ------------
   Enterprise Value as a Ratio of:
    Last Reported Quarter's Revenue
     Annualized..........................   9x  33x    19x  110x      28.4x
    CY1999 Projected Revenues............  13   42     33   143       28.6
    CY2000 Projected Revenues............   5   18     10    59        9.9
   Revenue Growth:
    CY99 Q3 / CY98 Q3....................  90% 225%   182%  667%       124%
    CY99 Q3 / CY99 Q2....................  11   56     32   186         28
    CY99E / CY98A........................  61  234    213   410        108
    CY00E / CY99E........................  46  139    135   291        190
   CQ3 Gross Margin......................  45   65     56   100         15

Although these selected companies were used for comparison purposes, none of those companies is directly comparable to Tunes. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of these selected companies and other factors that could affect the public trading value of these selected companies or Tunes to which they are being compared.

Analysis of Certain Publicly Traded Companies for EMusic. To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and ratios for EMusic to the corresponding financial data and ratios of certain other selected companies whose securities are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of EMusic. These companies were:

  . RealNetworks, Inc.

  . MP3.com, Inc.

  . Liquid Audio, Inc.

  . Cdnow, Inc.

  . Musicmaker.com, Inc.

The data and ratios included the enterprise value of these companies as multiples of the last reported quarter's revenue annualized and calendar year 1999 and 2000 projected revenues. SG Cowen also examined the historical and projected revenue growth rates of these companies over certain periods, more specifically the third calendar quarter of 1999 over the third calendar quarter of 1998, the third calendar quarter of 1999 over the second calendar quarter of 1999, the projected calendar year 1999 over the actual calendar year 1998, and the projected calendar year 2000 over the projected calendar year 1999 (in each case, as available from research analyst reports). SG Cowen also examined the gross margin of each of these companies returned for the third calendar quarter of 1999.

The following table presents, for the periods indicated, certain ratios of enterprise value to the last reported quarter's revenue annualized and projected revenues for calendar year 1999 and 2000, as well as the revenue growth rates for the third calendar quarter of 1999 over the third calendar quarter of 1998, the third calendar quarter of 1999 over the second calendar quarter of 1999, the projected calendar year 1999 over the actual calendar year 1998, and the projected calendar year 2000 over the projected calendar year 1999, and the gross margin for the third calendar quarter of 1999. The information in the table is based on the closing stock price of EMusic stock on November 24, 1999.

                                             EMusic Selected Company
                                                    Multiples
                                             -------------------------
                                             Low   Mean   Median High   EMusic
                                             ----  -----  ------ -----  ------
   Enterprise Value as a Ratio of:
    Last Reported Quarter's Revenue
     Annualized ............................    3x   131x   96x    167x   612x
    CY1999 Projected Revenues...............    3     98   106     159    710
    CY2000 Projected Revenues...............    2     34    37      79     42
   Revenue Growth:
    CY99 Q3 / CY98 Q3.......................   78%   635%  164%  1,471% 1,400%
    CY99 Q3 / CY99 Q2.......................    6    116   113     297    253
    CY99E / CY98A...........................   78  1,024   170   3,407  3,000
    CY00E / CY99E...........................   34    352   206   1,101  1,602
   CQ3 Gross Margin......................... (306)   (14)   58      83     86

Although these selected companies were used for comparison purposes, none of those companies is directly comparable to EMusic. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of these selected companies and other factors that could affect the public trading value of these selected companies or EMusic to which they are being compared.

Pro Forma Ownership Analysis. SG Cowen analyzed the pro forma ownership in the combined company by the holders of Tunes and noted that holders of Tunes common stock would own approximately 21.9% of the combined company, based on the exchange ratio.

Discounted Cash Flow Analysis. SG Cowen estimated a range of values for Tunes common stock based upon the discounted present value of the projected after-tax cash flows of Tunes described in the financial forecasts provided by management of Tunes for the fiscal years ended December 31, 1999 through December 31, 2004, and of the terminal value of Tunes at December 31, 2004, based upon a perpetual growth rate of EBITDA. After-tax cash flow was calculated by taking projected EBIT and subtracting from this amount projected taxes, capital expenditures, changes in working capital and changes in other assets and liabilities and adding back projected depreciation and amortization. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Tunes. In performing this analysis, SG Cowen utilized discount rates ranging from 17.5% to 19.5%, which were selected based on the estimated industry weighted average cost of capital. SG Cowen utilized perpetual growth rate of EBITDA ranging from 9.0% to 11.0%, these percentages representing the general range of perpetual growth of EBITDA for those companies selected in comparison to Tunes.

Utilizing this methodology, the present value of equity of Tunes ranged from $68 million to $128 million, based on the financial forecasts. Because of the limited number of years for which projected financial information for Tunes was provided by Tunes, and because the discounted terminal value accounted for such a high percentage of the discounted present value of Tunes, SG Cowen did not ascribe significance to this analysis in reaching its opinion.

The summary set forth above does not purport to be a complete description of all the analyses performed by SG Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. SG Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, SG Cowen believes, and has advised the Tunes board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, SG Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Tunes and EMusic. These analyses performed by SG Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Tunes, EMusic, SG Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by SG Cowen and its opinion were among several factors taken into consideration by the Tunes board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

SG Cowen was selected by the Tunes board of directors to act as exclusive financial advisor to Tunes because SG Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, SG Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SG Cowen is providing financial services for Tunes for which it will receive customary fees. In addition, in the ordinary course of its business, SG Cowen and its affiliates trade the equity securities of EMusic for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. SG Cowen

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and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Tunes, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services. In particular, SG Cowen acted as lead manager of Tunes' private placement offering in May 1999.

Pursuant to the SG Cowen engagement letter, if the transaction is consummated, SG Cowen will be entitled to receive a transaction fee equal to $1,000,000. Tunes has also agreed to pay a fee of $200,000 to SG Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Tunes has agreed to reimburse SG Cowen for its out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify SG Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with SG Cowen, which are customary in transactions of this nature, were negotiated at arm's length between Tunes and SG Cowen, and the Tunes board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SG Cowen is contingent upon the completion of the merger.

Interests of Tunes' Management in the Merger and Potential Conflicts of
Interests

Some members of Tunes' management have interests in the merger that are in addition to their interests as Tunes stockholders generally. The Tunes board was aware of these interests and considered them in approving the merger agreement.

Stock Options. All members of Tunes' management have been granted options to purchase shares of Tunes common stock under the Tunes 1997 Stock Option Plan and/or the Tunes 1999 Stock Option Plan. As a result of the merger, EMusic will assume outstanding options to purchase Tunes common stock under both Tunes stock option plans. In addition, both Tunes stock option plans provide that vesting of all options granted under those plans will accelerate upon the closing of the merger. This means that, subject to certain limitations, all options held by members of Tunes' management will become fully vested and exercisable upon the closing of the merger. EMusic has also agreed to grant all members of Tunes' management options to purchase shares of EMusic common stock granted under EMusic's stock option plans promptly following the closing of the merger.

Employment Letters. At the time of the signing of the merger agreement, EMusic presented Tunes employees with employment letters outlining the terms under which those persons will become employees of EMusic upon the closing of the merger. As a condition to the closing of the merger, all of Tunes' senior employees, including Howard A. Tullman, Howard J. Katz, Stuart B. Frankel, Todd
S. Anderman, Scott P. Mitchell and Andrius V. Jonusaitis, must have signed those employment letters. Each of these employees will commence employment with EMusic or one of its subsidiaries on the day after the closing of the merger and will serve in roughly the same capacities as he serves in his current position with Tunes. Each will also be entitled to a specified annual base salary, an option to purchase a specified number of shares of EMusic common stock that vests over a four year period and a specified minimum annual bonus during the first year of his employment.

Each of the employment letters provides that the employee will be an at-will employee and either the employee or EMusic may terminate the employment relationship at any time. EMusic has agreed, however, that it will not terminate the employment of the employee during the six month period following the closing of the merger except if the employee is grossly derelict in his duties, commits fraud against EMusic, or is convicted of a felony. EMusic has also agreed that if it terminates the employment of the employee at any time for reasons other than the occurrence of those events, the period during which the employee may exercise the employee's stock options granted under the Tunes stock option plans will be extended to three years.

The employment letters further entitle each employee to severance pay equal to 12 months' base pay and minimum bonus if his employment is terminated without cause. In addition, each employee will be entitled to receive the same severance benefits if he terminates his employment with EMusic within 30 days following a

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reduction in his base compensation, a significant breach of the terms of his employment letter by EMusic, or the relocation of his principal employment location outside of the Chicago area.

In addition, as a condition to the closing of the merger, Messrs. Tullman, Katz, Frankel, Anderman, Mitchell and Jonusaitis as well as several other key Tunes employees must enter into non-competition agreements with EMusic. Each non-competition agreement provides that the employee will not compete with, solicit the employees of, or interfere with any contractual relationship with any customer or supplier of EMusic or post-merger Tunes during the period ending on the earlier of two years after the effective date of the merger or one year following EMusic's termination of the employee's employment with EMusic or post-merger Tunes.

Indemnification of Tunes' Directors and Officers. The merger agreement provides that, after the merger, EMusic will, as currently obligated by law, bylaw, or agreement, indemnify persons who were Tunes' directors or officers before the merger who suffer liabilities or losses from any threatened or actual claim or proceeding based on the merger agreement or on the fact that the person was a Tunes director or officer.

The Merger

Once the conditions to completing the merger contained in the merger agreement have been satisfied or waived, the merger will be completed in accordance with Delaware law.

Closing

The closing date of the merger will take place three days after the satisfaction or waiver of the latest to occur of the conditions to the merger in the merger agreement. EMusic and Tunes anticipate that the merger will close no later than February 15, 2000. However, a delay in obtaining any required governmental approval may delay closing the merger. We cannot assure you if or when these approvals will be obtained or that the merger will, in fact, be completed. If the merger does not occur on or before March 28, 2000, either EMusic or Tunes may terminate the merger agreement and its obligations to consummate the merger unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations in the merger agreement. See "--Conditions to Completing the Merger" and "--Regulatory and Other Approvals Required for the Merger."

Conversion of Tunes Stock; Treatment of Tunes Stock Options and Warrants

In the merger, Tunes stockholders will receive for each share of Tunes capital stock that number of shares of EMusic common stock equal to 10,600,000 divided by the number of shares of Tunes capital stock outstanding on a fully-diluted basis (including all options, warrants or other rights to acquire shares of Tunes capital stock) as of the effective time of the merger. While the exact number of shares of EMusic common stock to be issued in exchange for each share of Tunes capital stock is subject to adjustment based on the number of outstanding shares, options and warrants at the effective time of the merger, as of January 10, 2000, this formula would have resulted in approximately .82 shares of EMusic common stock being issued for each share of Tunes capital stock.

Each stock option to acquire Tunes common stock granted under Tunes' stock option plans and all warrants to purchase shares of Tunes common stock outstanding and unexercised immediately before the merger will be converted automatically in the merger into a stock option or warrant to purchase EMusic common stock. In each case, the number of shares of EMusic common stock subject to the new EMusic options or warrants will be equal to the number of shares of EMusic common stock (rounded down to the nearest whole number) that the holder of the Tunes option or warrant would have been entitled to receive had the holder exercised the option or warrant in full immediately before the merger. The applicable exercise price per share for each option or warrant will be adjusted to a price (rounded up to the nearest whole cent) equal to the aggregate exercise price that would have been paid had the option or warrant been exercised immediately prior to the merger divided by the number of EMusic shares subject to the option or warrant following the merger. The terms of

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each new EMusic option or warrant will be substantially the same as the terms of the corresponding Tunes
option or warrant. In any event, options that are incentive stock options under the Internal Revenue Code will be adjusted as provided by the Internal Revenue Code.

Following the closing of the merger, EMusic will deliver to the holders of Tunes stock options notices that describe the holders' rights under the Tunes stock plans and confirmation that the terms of the agreements evidencing the grants of the options continue subject to the adjustments described above. EMusic will also deliver to the holder of each outstanding Tunes warrant a notice confirming the adjusted terms of that warrant.

Exchange of Certificates; Fractional Shares

Following the merger, EMusic will mail to each Tunes stockholder a transmittal letter. The transmittal letter will contain instructions with respect to the surrender of certificates representing Tunes capital stock. Upon the surrender of certificates representing Tunes capital stock in accordance with the instructions in the transmittal letter, each Tunes stockholder will receive a certificate representing the shares of EMusic common stock issuable with respect to those shares of Tunes capital stock. Tunes stockholders will also receive cash instead of any fractional shares that would otherwise be issued in exchange for their outstanding shares of Tunes capital stock. The amount of cash (rounded to the nearest whole cent) that each Tunes stockholder will receive instead of a fractional share will be equal to the fraction of a EMusic share that the stockholder would otherwise receive multiplied by the average of the last reported sales price for EMusic common stock as reported on the Nasdaq National Market for the 20 most recent days that EMusic common stock is traded immediately before the effective date of the merger.

Tunes stockholders should not return Tunes stock certificates with the enclosed proxy and should not forward their certificates to EMusic unless and until they receive a letter of transmittal following the merger.

EMusic will pay former Tunes stockholders dividends or other distributions declared on EMusic common stock only after the merger has occurred and after Tunes stockholders have surrendered their certificates representing Tunes capital stock.

If a certificate for Tunes capital stock has been lost, stolen or destroyed, EMusic will issue shares of EMusic common stock and any cash instead of a fractional share to the holder of those shares of Tunes capital stock only after the stockholder has delivered to EMusic an affidavit as to such loss, theft or destruction and as to the stockholder's ownership of the certificate. EMusic may require the stockholder to post a customary bond in such amount as EMusic may determine is reasonably satisfactory as indemnity against any claim that may be made against EMusic with respect to the lost, stolen or destroyed certificate.

Representations and Warranties

The merger agreement contains representations and warranties by EMusic and Tunes. These include:

  . due organization, existence, good standing and qualification to do business;

  . capitalization of the companies;

  . due authorization and valid issuance of the outstanding securities of the companies;

  . corporate power and authority to enter into the merger agreement and perform its obligations under the merger agreement;

  . proper execution, delivery and enforceability of the merger agreement and all other documents required to be delivered under the terms of the merger agreement;

  . compliance of the merger agreement with each party's charter documents, significant agreements and applicable law;

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  . each party's financial statements and, in the case of EMusic, SEC filings;

  . accuracy of the information about each party furnished to the other and/or included in this joint proxy statement/prospectus; and

  . broker's fees arising from the merger.

The merger agreement contains additional representations and warranties of EMusic. These include:

  . valid issuance of the shares of EMusic common stock to be issued to the Tunes stockholders in the merger; and

  . capitalization and operations of GNB Corporation, the EMusic subsidiary created in connection with the merger.

The merger agreement contains additional representations and warranties of Tunes. These include:

  . payment of taxes and filing of tax returns;

  . absence of undisclosed significant and negative changes in its business;

  . absence of undisclosed liabilities;

  . title to, and leases of, properties and absence of liens on properties and assets;

  . ownership of rights to music-related assets;

  . payment of royalties with respect to music-related assets;

  . proprietary assets and warranty claims;

  . employee benefit plans;

  . bank accounts and receivables;

  . scheduled contracts and commitments;

  . absence of existing defaults under its significant agreements;

  . compliance with applicable laws;

  . labor and employment matters;

  . transactions with affiliates;

  . independent contractors and consultants;

  . insurance;

  . absence of legal proceedings and injunctions;

  . subsidiaries;

  . compliance with environmental laws; and

  . accuracy of corporate documents.

Conduct of Business Before the Merger

Each of EMusic and Tunes has agreed to do certain things before the merger occurs. Tunes has agreed to:

  . conduct its business and maintain its business relationships in the ordinary course;

  . allow EMusic and its representatives free access to all information about itself as EMusic reasonably requests;

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  . fulfill or terminate to the satisfaction of EMusic any obligation of
    Tunes to issue stock, warrants or options to Tunes employees; and

  . submit the merger agreement and related matters to Tunes stockholders for their consideration and approval and recommend such approval to the Tunes stockholders.

EMusic and Tunes have also agreed to:

  . promptly tell the other party about any events or circumstances that would cause any representations or warranties to not be true or any obligations not to have been fulfilled;

  . cooperate with each other and use all reasonable efforts to make all filings, and obtain consents and approvals of all governmental authorities, necessary to complete the merger;

  . obtain all consents and authorizations of third parties, and make all filings with and give notices to third parties, necessary to complete the merger;

  . call meetings of their stockholders to approve the merger and solicit proxies in favor of the merger;

  . use their best efforts to cause the merger to be treated as a tax-free reorganization; and

  . use their best efforts to satisfy or cause to be satisfied all conditions precedent to the merger.

Unless the merger agreement permits, or except as consented to by EMusic in writing or as provided for in the merger agreement, Tunes has agreed for itself and on behalf of its subsidiaries not to:

  . borrow any money in excess of $25,000;

  . incur any liability other than in the ordinary and usual course of its business;

  . encumber or permit to be encumbered any of its assets except in the ordinary course of its business;

  . dispose of any of its assets, except inventory in the regular and ordinary course of business;

  . enter into any lease or contract for the purchase or sale of any significant real or personal property, except for inventory purchased in the ordinary course of business;

  . fail to maintain its equipment and other assets in good working condition and repair;

  . pay or authorize any bonus, increased salary, or other special compensation to any Tunes officer or employee, including any amounts for accrued but unpaid salary or bonuses;

  . enter into any agreement for the acquisition or license of any significant music-related asset;

  . adopt or change any accounting methods;

  . declare, set aside or pay any cash or stock dividend or other distribution with respect to its capital stock;

  . redeem or otherwise acquire any of its capital stock;

  . amend or terminate any significant contract, agreement or license;

  . enter into any other significant contract;

  . loan any amount to any person or entity, or guarantee any obligation of any person or entity;

  . waive or release any right or claim;

  . issue or sell any shares of its capital stock;

  . issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of capital stock or amend the terms of any existing warrant, option or other commitment to issue shares of capital stock;


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  . split or combine the outstanding shares of its capital stock or enter into any recapitalization of its outstanding shares of its capital stock;

  . merge, consolidate or reorganize with any entity;

  . license all or a significant portion of its assets;

  . amend any of its charter documents; or

  . take any action or omit to take any action that would have the effect of increasing the tax liability of Tunes or EMusic.

The merger agreement restricts Tunes' ability to discuss or negotiate proposals for certain significant transactions with anyone other than EMusic. These provisions require Tunes not to have or continue discussions with anyone else for any third-party acquisition transaction.

We use the term third-party acquisition transaction to mean any of the following:

  . the acquisition of Tunes by anyone other than EMusic;

  . the sale of any substantial portion of Tunes' assets to anyone other than EMusic; and

  . the sale of shares of Tunes common stock (other than issuances of stock or options to Tunes employees in the ordinary course of business);

Tunes has agreed that it will:

  . not discuss or enter into any agreement concerning any third-party acquisition transaction;

  . terminate or suspend any discussions concerning any third-party acquisition transaction in progress on the date that the merger agreement was signed; and

  . notify EMusic if Tunes receives any proposal for a third-party acquisition transaction, or any request for nonpublic information in connection with a third-party acquisition transaction, including the transaction's key terms and conditions and the identity of the third-party.

EMusic has agreed that it will:

  . file a registration statement for EMusic's shares issuable upon exercise of its assumed stock options;

  . grant to Tunes employees options to purchase an aggregate of 500,000 shares of EMusic common stock;

  . use reasonable efforts to provide each employee of EMusic, who was previously an employee of Tunes, full credit for services performed for Tunes for employee benefits purposes;

  . to the extent permitted by any EMusic employee benefit plan, use reasonable efforts to waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to coverage of Tunes employees under those benefit plans and to provide each Tunes employee with credit for any co-payments or deductibles paid prior to the effective time of the merger;

  . permit one person designated by the holders of a majority of Tunes capital stock to attend all meetings of the EMusic board of directors in a non-voting observer capacity during the 12-month period following the effective date of the merger;

  . upon the effective date of the merger, take all actions necessary to appoint a representative of Tunes who is reasonably acceptable to Tunes to the EMusic board of directors; and

  . lend Tunes $3,000,000 to be repaid to EMusic, along with interest at the annual rate of two percent above the prime lending rate, upon the earlier of the effective date of the merger and November 29, 2000, which loan is expected to be completed on or about January 10, 2000.

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Conditions to Completing the Merger

Tunes will not be required to complete the merger unless:

  . EMusic's representations and warranties in the merger agreement are true on the date of the merger;

  . EMusic has performed each of its covenants to be performed before the merger;

  . there is no litigation pending and no litigation has been threatened against EMusic for the purpose or with the probable effect of preventing the completion of the merger or that would have a significant adverse effect on EMusic after the completion of the merger;

  . the EMusic board of directors and EMusic stockholders have approved the merger agreement;

  . there have been no events, changes or effects, individually or in the aggregate, having a significant adverse effect on EMusic;

  . EMusic and Tunes have received all governmental approvals or other requirements necessary to complete the merger;

  . Tunes shall have received a legal opinion of Gray Cary Ware & Freidenrich
    LLP, EMusic's legal counsel in the merger;

  . the EMusic stockholders have approved the issuance of shares of EMusic common stock to the Tunes stockholders by the minimum vote required under the rules of the National Association of Securities Dealers, Inc.; and

  . the registration statement containing this joint proxy statement/prospectus has become effective and is not subject to any stop order or proceedings seeking a stop order by the SEC.

EMusic will not be required to complete the merger unless:

  . Tunes' representations and warranties contained in the merger agreement are true on the date of the merger;

  . Tunes has performed each of its covenants to be performed before the merger;

  . there is no litigation pending and no litigation has been threatened against Tunes for the purpose or with the probable effect of preventing the completion of the merger or that would have a significant adverse effect on Tunes after the completion of the merger;

  . the Tunes board of directors and the Tunes stockholders holding not less than 95 percent of the outstanding shares of Tunes capital stock have approved the merger agreement;

  . there have been no events, changes or effects, individually or in the aggregate, having a material adverse effect on Tunes;

  . Tunes shall have obtained all necessary consents and waivers to continue all Tunes significant contracts and leases in full force and effect following the merger;

  . Tunes shall have obtained approvals and consents of Tunes stockholders to certain matters relating to the merger;

  . EMusic shall have obtained a legal opinion from Freeborn & Peters, Tunes' legal counsel in the merger;

  . EMusic and Tunes have received all governmental approvals or other requirements necessary to complete the merger;

  . all applicable waiting periods under the Hart-Scott-Rodino Antitrust
    Improvements Act of 1976 have terminated or expired;

  . the officers and key employees of Tunes shall have entered into non-competition agreements and employment letters with EMusic; and

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  . the registration statement containing this joint proxy
    statement/prospectus has become effective and is not subject to any stop order or proceedings seeking a stop order by the SEC.

All of the conditions to completing the merger are waivable. If any condition is waived that is material to the stockholders of the waiving party, the party waiving that condition will resolicit its stockholders' approval and will recirculate this joint proxy statement/prospectus to its stockholders. EMusic and Tunes cannot assure you that all of the conditions to completing the merger will be satisfied or waived.

Regulatory and Other Approvals Required for the Merger

General. EMusic and Tunes have agreed to use all reasonable efforts to do all things reasonably necessary under applicable law to complete the merger. These things include:

  . obtaining consents of all third-parties and governmental authorities necessary or advisable to complete the merger; and

  . contesting any legal action designed to prevent the merger.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act, and the U.S. Federal Trade Commission's rules, EMusic and Tunes may not complete the merger until we have filed the required notifications with the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice, and have waited a specified period of time. On December 9, 1999, Tunes and EMusic filed the notifications required under the Hart-Scott-Rodino Act, as well as certain information required to be given to the Federal Trade Commission and the Department of Justice. Tunes and EMusic have received notice from the Federal Trade Commission that early termination of the waiting period has been granted effective as of December 20, 1999. At any time before or after the merger, and even if the Hart-Scott-Rodino Act waiting period has expired, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authority could take action under the antitrust laws as it deems necessary in the public interest. This action could include seeking to enjoin the merger or seeking EMusic's divestiture of Tunes or EMusic's divestiture of its or Tunes' businesses. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Based on information available to them, EMusic and Tunes believe that the merger will comply with all significant federal, state and foreign antitrust laws. However, we cannot assure you that there will not be a challenge to the merger on antitrust grounds or that, if this kind of challenge were made, we would prevail.

EMusic and Tunes are not aware of any other significant regulatory approvals or actions that are required for the merger. If any additional governmental approvals or actions are required, we intend to obtain them. We cannot assure you, however, that we will be able to obtain any additional approvals or actions.

Waiver and Amendment of the Merger Agreement

At any time before the merger, EMusic and Tunes may agree to waive the other's compliance with any of the agreements or conditions in the merger agreement. The merger agreement also may be changed by us at any time before or after the Tunes stockholders and the EMusic stockholders approve the merger. Any change which by law requires the approval of the Tunes stockholders or the EMusic stockholders will, however, require their subsequent approval to be effective.


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Termination of the Merger Agreement

Termination. The merger agreement may be terminated and the merger abandoned at any time before completing the merger, whether or not approved by Tunes stockholders and/or EMusic stockholders. This termination may occur in the following ways:

  . EMusic and Tunes agree in writing to terminate it; or

  . EMusic or Tunes decides to terminate it because:

    1. the other party fails to fulfill its obligations under the merger agreement and that failure is not remedied within 30 days; or

    2. the merger is not completed by March 28, 2000, unless the failure to complete it by that date is due to the failure of the party seeking to terminate the merger agreement to perform its agreements in the merger agreement.

Effect of Termination. Even after the merger agreement has been terminated, its confidentiality and fees and expenses provisions will remain in effect. In the event that the merger agreement is terminated, we have each agreed to pay our own fees and expenses incurred in connection with the merger agreement.

Material Federal Income Tax Consequences

The following discussion addresses the material federal income tax considerations of the merger that are generally applicable to Tunes stockholders who are exchanging their Tunes capital stock for EMusic common stock pursuant to the merger. The following discussion does not deal with all federal income tax considerations that may be relevant to particular Tunes stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, foreign persons, or tax-exempt organizations. This discussion also does not apply to stockholders who are subject to alternative minimum tax, hold their shares as part of a hedge, straddle or other risk reduction transaction or acquired their Tunes capital stock through stock option or stock purchase programs or otherwise as compensation. In addition, it does not address the tax consequences of the merger under foreign, state or local tax laws or tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase Tunes capital stock in anticipation of the merger.

Tunes stockholders are urged to consult their own tax advisors regarding the tax consequences to them of the merger based on their own circumstances, including the applicable federal, state, local and foreign tax consequences to them of the merger.

The following discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this proxy statement/prospectus, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to EMusic, Tunes and/or their stockholders.

Neither EMusic nor Tunes has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. In addition, neither EMusic nor Tunes will receive an opinion of its counsel with regard to the tax consequences of the merger.

If the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code as discussed above, and subject to the limitations and qualifications referred to in this discussion, the following U.S. federal income tax consequences will result from the merger:

  . no gain or loss will be recognized by a Tunes stockholder upon the receipt of EMusic common stock solely in exchange for Tunes capital stock in the merger, except for gain or loss arising from the receipt of cash in lieu of a fractional share as discussed below;


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  . the aggregate tax basis of the EMusic common stock received by a Tunes stockholder in the merger, including any fractional share of EMusic common stock for which cash is received and the EMusic common stock held in the escrow account, will be the same as the aggregate tax basis of the Tunes capital stock exchanged for the EMusic stock;

  . the holding period of the EMusic common stock received by each Tunes stockholder in the merger will include the period for which the Tunes capital stock exchanged therefor was considered to be held, provided that such Tunes capital stock was held as a capital asset at the time of the merger;

  . a Tunes stockholder receiving cash instead of a fractional share of EMusic common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional share; and

  . neither EMusic nor Tunes will recognize gain or loss solely as a result of the merger.

If the Internal Revenue Service successfully challenges the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, Tunes stockholders must recognize gain or loss with respect to each share of Tunes capital stock surrendered in the merger in an amount equal to the difference between the tax basis in the share and the fair market value of the EMusic common stock received in exchange for the Tunes share. In such event, a Tunes stockholder's aggregate basis in the EMusic common stock received in the merger would equal its fair market value, and the stockholder's holding period for the stock would begin the day after the merger.

With respect to cash payments received by a Tunes stockholder in lieu of a fractional share of EMusic common stock, a noncorporate stockholder of Tunes may be subject to backup withholding at a rate of 31%. However, backup withholding will not apply to a stockholder who either (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter, or (ii) otherwise proves to EMusic that the stockholder is exempt from backup withholding.

A Tunes stockholder who exercises dissenters' rights of appraisal with respect to such stockholder's shares of Tunes capital stock and receives payment for such shares in cash will generally recognize capital gain or loss (if such shares were held as a capital asset on the closing date of the merger), measured by the difference between the stockholder's basis in such shares and the amount of cash received. If, however, Tunes or EMusic have current or accumulated earnings and profits within the meaning of Section 316 of the Internal Revenue Code and if the payment received is essentially equivalent to a dividend and is not a substantially disproportionate redemption within the meaning of Section 302 of the Internal Revenue Code, then such stockholder's receipt of cash may result in recognition of ordinary income. A sale of shares pursuant to the exercise of dissenters' rights will generally not be treated as a dividend, regardless of whether or not Tunes or EMusic have current or accumulated earnings and profits if, as a result of such exercise, the stockholder exercising dissenters' rights owns no shares of EMusic common stock (either actually or constructively within the meaning of Section 318 of the Internal Revenue Code) after such sale.

Accounting Treatment

EMusic will account for the merger as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. Accordingly, EMusic will make a determination of the fair value of Tunes' assets and liabilities in order to allocate the purchase price to the assets acquired and the liabilities assumed. For accounting purposes, the purchase price of the merger is estimated to be $138.9 million. For this purchase price calculation, we used an EMusic stock price of $14.29, which is the average of EMusic's stock price for 10 days around the merger agreement date of November 29, 1999. We based the calculation on approximately
7.2 million Tunes shares outstanding which will be exchanged for an aggregate of 10.6 million EMusic shares, less an aggregate of approximately 4.7 million EMusic shares reserved for issuance upon exercise of assumed options and warrants. We also included approximately $50.8 million for the value of employee stock options outstanding and warrants outstanding and professional and financial advisors' fees of approximately $3.9 million. The purchase price allocation will be determined when additional information concerning asset and liability valuation is obtained and analyzed.

Tunes Stockholders' Dissenters' Rights of Appraisal

As a corporation incorporated under Delaware law, the Delaware General Corporation Law (the " DGCL") governs the internal legal matters of Tunes.
Section 262 of the DGCL gives each Tunes stockholder certain appraisal rights with respect to their Tunes shares. These appraisal rights permit a stockholder that has otherwise complied with the terms and conditions of Section 262 of the DGCL to petition the Court of Chancery of the State of Delaware to determine the fair value of that stockholder's Tunes shares.

In order to exercise those appraisal rights, a Tunes stockholder must strictly comply with each applicable term, condition and requirement of Section 262 of the DGCL. These terms, conditions and requirements include, among other things:

  . a requirement that any stockholder seeking to exercise its appraisal rights timely deliver to Tunes a written demand for the appraisal of the stockholder's Tunes shares satisfying the requirements of Section 262(d) of the DGCL;

  . a requirement that the stockholder hold its shares of Tunes stock continuously from the date of such demand through the effective date of the merger,

  . a requirement that the stockholder neither vote in favor of the merger or otherwise consent to the merger in writing, and

  . a requirement that the stockholder file a petition with the Court of Chancery within 120 days of the effective date of the merger requesting a determination of the value of the stockholder's Tunes shares.

Even if a Tunes stockholder satisfies these requirements, the stockholder may, at any time within 60 days after the effective date of the merger, withdraw its demand for appraisal and accept the terms offered in the merger.

In the event that a Tunes stockholder seeks to exercise its appraisal rights and has complied with the above-mentioned requirements, Tunes must do the following:

  . At least 20 days prior to the Tunes special meeting, notify each Tunes stockholder that appraisal rights are available for any or all Tunes shares and attach a copy of Section 262 of the DGCL to that notice;

  . Within ten days after the effective date of the merger, notify each complying stockholder of the date that the merger became effective; and

  . Upon written request of a Tunes stockholder received within 120 days after the effective date of the merger, provide the requesting stockholder with a written statement stating (1) the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and (2) the aggregate number of holders of such shares. Tunes must mail this statement to each requesting Tunes stockholder within ten days of the later of the date of receipt of the request or the date of expiration of the period for delivery of demands for appraisal specified above.

The foregoing description of the appraisal rights afforded Tunes stockholders under the DGCL is only a summary of the terms and conditions of those appraisal rights and related obligations of Tunes. To fully understand their appraisal rights, Tunes stockholders are encouraged to read Section 262 of the DGCL, a copy of which is attached as Appendix F to this joint proxy statement/prospectus.

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

EMusic Stockholders' Dissenters' Rights of Appraisal

Under Section 262 of the DGCL, stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if their stock and the stock to be received by them in the merger is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because the Nasdaq National Market is designated as such a system and the EMusic common stock is quoted on the Nasdaq National Market, EMusic stockholders are not entitled to appraisal rights with respect to the merger.

Indemnity Escrow Agreement

The following describes the significant provisions of the indemnity escrow agreement. This description of the escrow agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the escrow agreement, which is attached as Appendix B to this joint proxy statement/prospectus and is incorporated in this document by reference. All Tunes stockholders are urged to read the escrow agreement carefully and in its entirety.

Pursuant to the terms of the escrow agreement, EMusic will retain on a pro-rata per stockholder basis in escrow ten percent of the shares of EMusic common stock to be issued at the closing of the merger to holders of outstanding shares of Tunes capital stock. The shares of EMusic common stock are reserved for the purpose of satisfying the indemnification obligations owed to EMusic by the Tunes stockholders. Ten business days after the one-year anniversary of the effective date of the merger, shares of EMusic common stock that have not been used to satisfy any resolved indemnity claims and that are not being withheld to satisfy pending indemnity claims will be distributed to the Tunes stockholders pro rata in accordance with the relative ownership percentage of each stockholder.

If EMusic believes it is entitled to payment for an indemnification claim, it must deliver written notice of that claim to the stockholder representative containing a brief description of the facts, circumstances or events giving rise to the claim and a good faith estimate of the losses to be incurred with respect to that claim. Unless the stockholder representative objects within 30 days after receipt of the claim notice, EMusic will be entitled to remove from the escrow account the number of EMusic shares estimated in the claim notice to be necessary to satisfy that claim. Those shares will be retained by EMusic until EMusic either determines that no liability will result of the claim, in which case the shares will be returned to the escrow account, or submits to the stockholder a claim invoice as described below.

Upon resolution of a claim, EMusic will deliver to the stockholder representative an invoice setting forth the actual losses incurred by EMusic in connection with that claim. Unless the stockholder representative objects to the invoice amount within 30 days of receipt of the claim invoice, EMusic will be entitled to the number of EMusic shares necessary to satisfy the amount specified in the claim invoice. The shares of EMusic common stock in the escrow account will be valued based on the average closing price of EMusic common stock for the twenty trading day period prior to the completion of the merger.

If the stockholder representative timely objects to a claim notice or a claim invoice, the matter will be resolved by binding arbitration in accordance with the terms of the escrow agreement.

Howard A. Tullman, as stockholder representative, will not receive a fee for his services. He may be removed by the majority vote of the Tunes stockholders. The stockholder representative is indemnified by the Tunes stockholders for losses and liabilities incurred without gross negligence or willful misconduct on the part of the stockholder representative.

Tunes Stockholders' Indemnification and Liability Obligations

General. Pursuant to the terms of the merger agreement and the escrow agreement, ten percent of the shares of EMusic common stock to be delivered by EMusic at the closing of the merger will be deposited on a pro-rata per stockholder basis into an escrow account, for a period not to exceed one year, for purposes of indemnifying EMusic. For a period of one year after the effective time of the merger, the Tunes stockholders will jointly and severally indemnify and hold harmless EMusic and its affiliates, for, and shall pay to EMusic and its affiliates the amount of, any damages directly or indirectly arising or resulting from or in connection with:

  . any breach of any representation or warranty made by Tunes in the merger agreement or in any certificate delivered by Tunes in connection with the merger agreement;

  . any breach by Tunes of any covenant or obligation of Tunes in the merger agreement; or

  . any legal proceeding relating to a breach of a representation or warranty or covenant or obligation of Tunes.

Limitations on Indemnification. Tunes stockholders will not have liability for indemnification unless and until the total amount of all damages with respect to such matters, taken together, exceeds $250,000, in which case EMusic will be entitled to indemnification for the entire amount of its damages, subject to the limits described in the merger agreement.

Exclusive Remedy. Except with respect to breaches of Tunes' confidentiality obligations under the merger agreement or claims for fraud or intentional misrepresentation, the indemnification provisions of the merger agreement are the exclusive remedy of EMusic for claims following the completion of the merger, and the maximum liability of each Tunes stockholder is limited to the number of shares of EMusic common stock otherwise issuable to that stockholder but deposited into escrow pursuant to the terms of the merger agreement and the escrow agreement.

Appointment of Representative of Tunes Stockholders

Pursuant to the terms of the merger agreement, each Tunes stockholder who votes in favor of the merger will be deemed to have consented to the appointment of Howard A. Tullman, Chairman and Chief Executive Officer of Tunes, as the representative of the Tunes stockholders in connection with the indemnity escrow agreement. See "The Merger--Indemnity Escrow Agreement." As stockholder representative, Mr. Tullman will have the right to act on behalf of all Tunes stockholders with respect to the escrow, including the right to waive the terms and conditions of the escrow agreement, to authorize the release of shares of EMusic common stock from the escrow to satisfy any indemnity claims by EMusic, and to negotiate, enter into settlements and demand arbitration of claims by EMusic. Mr. Tullman is also indemnified by the Tunes stockholders for losses and liabilities incurred without gross negligence or willful misconduct.

Shareholder Voting Agreements

As a condition and inducement to EMusic entering into the merger agreement, EMusic and Tunes entered into shareholder voting agreements with the following stockholders of Tunes:

  . Doerge-Internet, L.P.

  . GS Capital Partners II, L.P.

  . GS Capital Partners II Offshore, L.P.

  . Goldman Sachs & Co. Verwaltungs GmbH

  . Stone Street Fund 1997, L.P.

  . Bridge Street Fund 1997, L.P.

  . netWorth Partners I, L.L.C.

  . JAMtv Venture Partners, L.L.C.

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

  . Heartland Internet Music, L.L.C.

  . Music Convergence, L.L.C.

  . Greg T. Buchholz

  . Matthew S. Kaplan

  . Howard A. Tullman

The following description sets forth certain significant provisions of the shareholder voting agreements. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of shareholder voting agreement that is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference.

General. The shareholder voting agreements provide, among other things, that each of the Tunes stockholders who are parties to those agreements have agreed:

  . to vote all of the shares of Tunes over which the stockholder has voting power in favor of the merger agreement and the merger and any other transaction contemplated by the merger agreement;

  . to vote all of the shares Tunes over which the stockholder has voting power against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Tunes in the merger agreement;

  . to vote all of the shares Tunes over which the stockholder has voting power against the following actions: (1) any merger, consolidation or other business combination involving Tunes with any party other than EMusic or its affiliates; (2) any sale, lease or transfer of more than a significant part of the assets of Tunes to any party other than EMusic or its respective affiliates (except in the ordinary course of business);
    (3) any reorganization, recapitalization, dissolution or liquidation of Tunes; (4) any change in a majority of the board of directors of Tunes;
    (5) any amendment to the certificate of incorporation of Tunes; (6) any significant change in Tunes' capitalization or Tunes' corporate structure; or (7) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement;

  . to waive the stockholder's dissenters' rights of appraisal in connection with the merger;

  . to not directly or indirectly: (1) solicit, initiate, entertain, encourage any proposals or offers from, or conduct discussions with or engage in negotiations with any person, relating to any possible acquisition of Tunes or any portion of its capital stock or assets or any equity interest in Tunes, (2) provide information with respect to Tunes to any person, other than EMusic and its affiliates or representatives, or otherwise cooperate with, facilitate or encourage any effort or attempt by any such person with regard to any such acquisition, (3) enter into an agreement with any person, other than EMusic, providing for such an acquisition or (4) make or authorize any statement, recommendation or solicitation in support of any such acquisition other than by EMusic; and

  . to grant to EMusic an irrevocable proxy to vote all of the shares of Tunes over which the stockholder has voting power with respect to approval of the merger agreement at any meeting of the Tunes stockholders.

Under Delaware law, the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Tunes capital stock. The merger agreement provides, however, that it is a condition to the completion of the merger that the merger agreement be approved by the affirmative vote of the holders of at least 95% of the outstanding shares of Tunes capital stock. Together, the stockholders who have entered into shareholder voting agreements beneficially own and have voting control over approximately 59.5% of the outstanding shares of Tunes capital stock.

Termination. The shareholder voting agreements provide that they will terminate upon the earlier of:

  . the effective time of the merger; or

  . the termination of the merger agreement.

Restrictions on Resales by Affiliates

The shares of EMusic common stock issuable to Tunes stockholders in the merger and upon exercise of outstanding Tunes stock options after the merger have been registered under the Securities Act. Therefore, subject to the restrictions described below applicable to all Tunes stockholders, these shares of EMusic common stock may be traded freely and without restriction by those Tunes stockholders and holders of Tunes stock options who are not "affiliates" of Tunes as defined under the Securities Act. An "affiliate" of Tunes is a person who controls, is controlled by, or is under common control with, Tunes. Any subsequent transfer of these shares by a person who is an affiliate of Tunes at the time the merger is voted on by the Tunes stockholders will require one of the following:

  . further registration of these shares under the Securities Act;

  . compliance with Rule 145 under the Securities Act; or

  . the availability of another exemption from registration under the Securities Act.

These restrictions are expected to apply to Tunes' directors and executive officers and the holders of 10% or more of its outstanding shares of common stock. EMusic will give stop transfer instructions to its transfer agent and legend certificates representing the EMusic common stock to be received by affiliated persons.

Restrictions on Transfers by Stockholders

Pursuant to the terms of the merger agreement, Tunes stockholders, may not during the six months following the merger, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of EMusic common stock except to the extent such shares are transferred as a gift or gifts, bequested or transferred to a family trust (provided that any such case the transferee agrees in writing to be bound by these transfer restrictions). The merger agreement explicitly provides that the foregoing restriction preclude Tunes stockholders from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition during such six-month period. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any EMusic shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from EMusic shares. EMusic will have the right to impose a legend on the certificates representing the EMusic shares consistent with the foregoing and to enter stock transfer instructions with EMusic's transfer agent against the transfer of the EMusic shares except in compliance with this restriction.

Restrictions on Transfers by Option Holders

Pursuant to the merger agreement, EMusic has agreed to file a registration statement on Form S-8 for the shares of EMusic common stock issuable with respect to assumed Tunes stock options so that such registration statement will become effective on or before the 180th day following the closing of the merger and maintain the effectiveness of such registration statement thereafter for so long as any of such options remain outstanding. Notwithstanding the registration of such EMusic common stock, no person may sell or otherwise transfer any shares of EMusic common stock issued with respect to assumed Tunes stock options within the 180-day period commencing on the closing date of the merger.

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

                          MANAGEMENT AFTER THE MERGER

Boards of Directors

The only change to the EMusic board of directors following the merger is the anticipated appointment to the EMusic board of Howard A. Tullman, the current Chairman and Chief Executive Officer of Tunes, following the completion of the merger.

Following the completion of the merger, the Tunes board of directors will consist of one or more directors selected by EMusic.

Management

The composition of EMusic's management is not expected to change as a result of the merger.

It is anticipated that all of Tunes senior employees, including Howard A. Tullman, Howard J. Katz, Stuart B. Frankel, Todd S. Anderman, Scott P. Mitchell and Andrius V. Jonusaitis, will remain with Tunes with responsibilities comparable to those of their current positions as specified in their employment letters with EMusic. Other key staff positions within Tunes post-merger have not been finally determined. From time to time prior to the merger, decisions may be made with respect to the management and operations of Tunes post-merger, including its other officers and managers.

EMusic Officers and Directors

For information about the current Emusic directors and executive officers, see "Information about EMusic--Executive Officers, Directors and Key Employees."

Information about Mr. Tullman

It is anticipated that Howard A. Tullman, the current Chairman and Chief Executive Officer of Tunes, will be appointed to the EMusic board of directors following the completion of the merger. Information about Mr. Tullman is set forth below.

Biographical Information. Mr. Tullman, 54, has served as Tunes' Chairman since February 1999, and served as Tunes' Chief Executive Officer and a director since Tunes' June 1997 reorganization from an Illinois limited liability company to a Delaware corporation. He also served as a manager of the limited liability company from September 1996 to June 1997. Mr. Tullman also serves as a director of UBID, Inc. and serves as the Chairman of the board of directors of The Cobalt Group, Inc. From June 1993 to January 1998, Mr. Tullman served as Chief Executive Officer of Imagination Pilots, Inc., a developer and producer of interactive CD games and educational software. From 1990 to May 1993, Mr. Tullman served as Chief Executive Officer of Eager Enterprises Inc., a venture capital firm concentrating in investments in the information and computer industries. Mr. Tullman holds a B.A. and J.D. from Northwestern University.

Summary Compensation. The following table summarizes the compensation paid by Tunes during 1999 to Mr. Tullman:

                           Summary Compensation Table

                                                      Long-term
                                                     compensation
                                                        awards
                                         Annual      ------------
                                      Compensation    Securities
                                    ----------------  underlying   All other
    Name and principal position      Salary   Bonus    options    compensation
    ---------------------------     -------- ------- ------------ ------------
Howard A. Tullman,................. $159,000 $82,500   125,000       $  --
 Chairman of the Board of Directors
  and Chief Executive Officer

Stock Option Grants. The following table sets forth information concerning grants of stock options during 1999 to Mr. Tullman. Tunes has never granted any stock appreciation rights. All options granted in 1999 were

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

granted under Tunes' 1997 and 1999 stock option plans. In accordance with the 1997 and 1999 stock option plans, each grant had an exercise price equal to the fair market value of our common stock on the date of grant as determined by Tunes board of directors, and the options have a ten-year term.

                                      Individual Grants
                         -------------------------------------------
                                                                          Potential
                                     Percent of                      Realizable Value at
                                       Total                           Assumed Annual
                         Number of    Options                          Rates of Stock
                         Securities  Granted to  Exercise            Price Appreciation
                         Underlying Employees in  Price              for Option Term(2)
                          Options      Fiscal      Per    Expiration -------------------
          Name            Granted   Year 1998(1)  Share      Date       5%       10%
          ----           ---------- ------------ -------- ---------- -------- ----------
Howard A. Tullman.......  125,000       16.5%     $10.00   05/17/09  $786,118 $1,992,178

------------------
(1) Based on an aggregate of 756,230 options granted to employees in 1999.

(2) This table presents the hypothetical gains or "options spreads" that would exist for the respective options. These gains are based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the option was granted over the full option term. The SEC rules mandate the use of 5% and 10% assumed rates of appreciation. These rates of appreciation do not represent our estimate or projection of future increases in the price of our common stock. Actual gains, if any, on stock option exercises and common stock depend on the future performance of our common stock and the overall stock market conditions. There is no assurance that we will achieve the rates of appreciation in the table.

The following table shows the number of shares covered by both exercisable and unexercisable stock options held by Mr. Tullman as of December 31, 1999 and the values of these exercisable and unexercisable options. Mr. Tullman did not exercise any stock options during 1999. The value of unexercised in-the-money options at December 31, 1999 is based on the difference between $8.40, which represents the fair market value of one share of common stock on December 31, 1999 as determined by Tunes' board of directors, and the exercise price for these options. An option is in-the-money if the fair market value of the underlying securities is greater than the exercise price of the option.

                             Number of Securities               Value of Unexercised
                            Underlying Unexercised             In-The-Money Options at
                         Options at December 31, 1999             December 31, 1999
                         ----------------------------------   -------------------------
                          Exercisable        Unexercisable    Exercisable Unexercisable
                         ----------------   ---------------   ----------- -------------
Howard A. Tullman.......            326,430               --  $2,195,050      $ --

Employment Agreement. Tunes entered into a three-year employment agreement with Mr. Tullman, which expires in June 2000. Mr. Tullman's current annual base salary is $175,000. The employment agreement provides for an annual discretionary bonus, with a target bonus of at least $25,000. The employment agreement prohibits Mr. Tullman from competing with Tunes and soliciting Tunes' customers and employees during the term of the employment agreement and for the 12-month period after the date of his termination. If Tunes terminates the employment agreement, Tunes is required to make severance payments to Mr. Tullman over a six-month period in the aggregate amount of Mr. Tullman's annual base salary.

 Related Party Transactions


Tunes has entered into a registration rights agreement with Mr. Tullman and all purchasers of its preferred stock and several holders of its warrants.

In June 1997, Tunes entered into a stockholders' agreement with Mr. Tullman and Tunes' then current stockholders. All other purchasers of Tunes common stock and preferred stock have also entered into this agreement.

Tunes' lease agreement with MAC Management Co., Inc., as agent for 640 LaSalle Partners Limited Partnership, provides Tunes with 16,238 square feet of office space at 640 North LaSalle Street in Chicago, Illinois. The lease expires in May 2002. Mr. Tullman is a limited partner of 640 LaSalle Partners. Currently, Tunes' monthly lease payments are approximately $24,000 and increase approximately 3% per year.

       DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

When EMusic and Tunes complete the merger, Tunes stockholders will become EMusic stockholders.

The following is a description of the EMusic common stock to be issued in the merger and a summary of the significant differences between the rights of holders of EMusic common stock and Tunes common stock.

Description of EMusic Capital Stock

EMusic's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

This summary is subject to, and qualified in its entirety by, the provisions of EMusic's amended and restated certificate of incorporation where such rights are set forth in full, and the provisions of applicable law.

Common Stock. As of December 31, 1999, there were approximately 36,600,000 shares of common stock outstanding held of record by approximately 316 shareholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of EMusic, the holders of common stock are entitled to share ratably in all assets remaining after payment of its liabilities and the liquidation preference of any preferred stock. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock. EMusic's board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by its stockholders. The issuance of preferred stock by EMusic's board of directors could adversely affect the rights of holders of common stock.

The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of EMusic, may discourage bids for EMusic's common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. Immediately after the completion of the merger, there will be no shares of preferred stock outstanding, and EMusic has no current plans to issue shares of preferred stock.

Warrants. As of December 31, 1999, EMusic had outstanding warrants to purchase an aggregate of approximately 4,437,462 shares of its common stock. Warrants for 100,000 shares expire in October 2003 and have an exercise price equal to $7.10. The exercise price of these warrants is subject to certain adjustments upon future issuances of common stock or rights to acquire common stock at a price less than the applicable exercise price. The warrants for the remaining shares have an average exercise price of $10.97 and expire by December 2001. The exercise price of all warrants is subject to customary adjustments on stock splits, stock dividends, any merger or acquisition involving EMusic and similar transactions, such as to permit the holders of warrants to receive upon exercise of the warrants that which they would have received had they exercised the warrants immediately prior to any such transaction.

Registration Rights of Certain Holders. In connection with its acquisition of Group K Inc. d/b/a Cductive, EMusic has agreed to file a registration statement covering the resale of the shares issued within six months of the closing of that acquisition.

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

Effect of Delaware Anti-takeover Statute. EMusic is subject to Section 203 of the Delaware General Corporation Law, as amended, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combinations to include:

  . any merger or consolidation involving the corporation and any interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaw Provisions. EMusic's amended and restated certificate of incorporation and amended and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of EMusic or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. See "Comparison of Rights of EMusic Stockholders and Tunes Stockholders."

Transfer Agent. The transfer agent and registrar for EMusic's common stock is Interwest Transfer Company, Inc. Its address is 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, and its telephone number at this location is
(801) 272-9294.

Comparison of Rights of EMusic Stockholders and Tunes Stockholders

The rights of holders of EMusic common stock are governed by Delaware law, EMusic's amended and restated certificate of incorporation and EMusic's amended and restated bylaws, while the rights of Tunes stockholders are governed by Delaware law, Tunes' restated certificate of incorporation and Tunes' amended and restated bylaws. In most respects, the rights of Tunes stockholders are similar to those of EMusic stockholders. The

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following discussion summarizes the significant differences between the companies' charter documents. This summary is not a complete discussion of, and is qualified by reference to, EMusic's amended and restated certificate of incorporation, EMusic's amended and restated bylaws, Tunes' restated certificate of incorporation, Tunes' amended and restated bylaws and Delaware law.

Capital Stock. Tunes' restated certificate of incorporation provides that Tunes' authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value, and 7,000,000 shares of preferred stock, $0.01 par value. As of December 31, 1999, there were 1,475,324 shares of Tunes common stock outstanding held by approximately 60 stockholders of record and 5,719,962 shares of Tunes preferred stock outstanding held by approximately 95 stockholders of record. EMusic's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Classified Board. The EMusic amended and restated certificate of incorporation provides that the EMusic board of directors be divided into three classes with staggered three-year terms. As a result, only one of the three classes of EMusic's board of directors will be elected each year. The classification of the EMusic board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. The Tunes restated certificate of incorporation does not provide for a classified board, although the Tunes' board is divided into classes such that certain holders of Tunes' Convertible Preferred Stock have the sole right to elect certain directors. See "Comparison of Rights of EMusic Stockholders and Tunes Stockholders--Directors."

Directors. EMusic's amended and restated certificate of incorporation provides that EMusic's board of directors consists of five members. The board has the exclusive right to set the authorized number of directors and to fill vacancies on the board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, board vacancies resulting from any increase in the authorized number of directors or any vacancies in the board resulting from death, resignation, removal or other cause may only be filled by the affirmative vote of a majority of the directors then in office.

Tunes' amended and restated bylaws provide that the Tunes board of directors consists of no fewer than three nor more than seven members. Tunes' restated certificate of incorporation provides that the Tunes board directors shall consist of seven members. The directors are divided into classes such that the holders of the shares of Tunes' Series A Convertible Preferred Stock have the sole right to elect a certain number of members of the Tunes board of directors based on the percentage interest of the outstanding shares of Tunes' capital stock represented by the outstanding shares of Series A Convertible Preferred Stock. The holders of the shares of Tunes' Series E Convertible Preferred Stock also have the sole right to elect one member of the Tunes board. The remaining members of the Tunes board are elected by the holders of the Tunes common stock and the holders of the Series B, Series C and Series D Convertible Preferred Stock voting as a single class.

Members of the Tunes board of directors may be removed from office with cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote. The members of the Tunes board of directors elected by the holders of Tunes' Series A Convertible Preferred Stock may only be removed without cause by the holders of at least a majority of the outstanding shares of Series A Convertible Preferred Stock. The member of the Tunes board of directors elected by the holders of Tunes' Series E Convertible Preferred Stock may only be removed without cause by the holders of at least a majority of the outstanding shares of Series E Convertible Preferred Stock. Board vacancies may be filled by the affirmative vote of a majority of the voting power of the outstanding shares of the class of stock entitled to elect the member whose resignation, removal or other termination of service as a member of the Tunes board of directors resulted in such vacancy.

Directors' Committees. The EMusic amended and restated bylaws provide that the board of directors may by vote of a majority of the board of directors delegate powers normally held by the board of directors to a committee comprised of one or more members of the EMusic board to the extent permitted by resolution of the board of directors or the bylaws. To the extent provided in the resolution which designates the committee or in

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a supplemental resolution, these committees may exercise the power and authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger.

The Tunes amended and restated bylaws provide that a majority of the board of directors may designate committees of the board. The Tunes restated certificate of incorporation provides that any committee of the Tunes board must include at least one director elected by the holders of the Tunes Series A Convertible Preferred Stock and that no action may be taken without the approval of the directors elected by the holders of Tunes' Series A Convertible Preferred Stock and, except with respect to matters approved by the Tunes' Compensation Committee, the director elected by the holders of the Tunes Series E Convertible Preferred Stock.

Committees of the Tunes board of directors may exercise all the powers and authority of the board in the management of the business and affairs of Tunes except that no committee may:

  .  amend the certificate of incorporation;

  .  adopt an agreement of merger or consolidation;

  . recommend to the Tunes stockholders the sale, lease or exchange of all or substantially all of Tunes' property and assets;

  . recommend to the Tunes stockholders a dissolution of Tunes or a revocation of a dissolution;

  .  amend the bylaws; or

  .  declare a dividend or authorize the issuance of stock.

Supermajority Voting. The EMusic amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of the combined voting power of EMusic to effect certain amendments to the amended and restated certificate of incorporation with respect to the bylaws, directors, stockholder meetings and indemnification. EMusic's amended and restated bylaws may be amended by either a majority of the board of directors or by the holders of EMusic's voting stock, provided that amendments approved by EMusic's stockholders require the approval of at least 66 2/3% of EMusic's combined voting power.

The Tunes restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of the outstanding shares of the Tunes Series C Convertible Preferred Stock to amend the certificate in such a manner as to materially alter or change the powers, preferences or special rights of the Series C Convertible Preferred Stock. The Tunes certificate also requires the approval of the holders of at least 66 2/3% of the outstanding shares of the Tunes Series D Convertible Preferred Stock to amend the certificate in such a manner as to materially alter or change the powers, preferences or special rights of the Series D Convertible Preferred Stock.

Special Meetings of Stockholders. EMusic's amended and restated bylaws provide that special meetings of stockholders of EMusic may be called only by the board of directors, by the chairman of EMusic's board of directors or by EMusic's president. This provision prevents the EMusic stockholders from initiating or effecting any action by calling a meeting of the stockholders. Tunes' amended and restated bylaws provide that special meetings of stockholders of Tunes may be called by the chief executive officer of Tunes or at the request of the Tunes board of directors or the holders of at least a majority of the outstanding Tunes capital stock entitled to vote at the requested special meeting.

No Stockholder Action by Written Consent. EMusic's amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of the stockholders of EMusic may only be taken at a duly called annual or special meeting of stockholders. This provision prevents EMusic stockholders from initiating or effecting any action by written consent. Tunes' amended and restated bylaws permit any action required or permitted to be taken at any annual or special meeting of stockholders to be taken by written consent.

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Notice Procedures. EMusic's amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of stockholders of EMusic, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to EMusic's amended and restated certificate of incorporation or amended and restated bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the secretary of EMusic prior to the meeting. Generally, to be timely, notice must be received by EMusic's secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the EMusic amended and restated bylaws. Tunes' amended and restated bylaws do not contain advance notice procedures with regard to stockholder proposals.

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              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

  EMusic. EMusic common stock is listed on The Nasdaq Stock Market under the symbol "EMUS" and has traded since June 2, 1999. The following table shows, for the periods indicated, the high and low reported closing sale prices per share of EMusic common stock on The Nasdaq Stock Market. EMusic has never declared or paid any cash dividends on its common stock and does not plan on declaring any dividends in the near future.

                                                                  Price Range
                                                                   of Common
                                                                     Stock
                                                                 -------------
                                                                  High   Low
                                                                 ------ ------
   1999
   Second Quarter (commencement of trading through June 30,
    1999)....................................................... $35.00 $13.44
   Third Quarter (July 1 through September 30, 1999)............ $26.19 $12.50
   Fourth Quarter (October 1 through December 31, 1999)......... $19.63 $ 9.00
   2000
   First Quarter (January 1 through January 10, 2000)........... $10.13 $ 8.38

  On January 10, 2000, the last sale price reported on the Nasdaq Stock Market for EMusic common stock was $10.13 per share.

  Tunes. There is no established public trading market for Tunes capital stock. Tunes has never declared or paid any cash dividends on its capital stock, and does not plan on declaring any dividends in the near future. The merger agreement prohibits Tunes from paying cash dividends on Tunes capital stock before the merger. See "The Merger--Conduct of Business Before the Merger."

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                            INFORMATION ABOUT EMUSIC

Overview

EMusic is a leading provider of downloadable music over the Internet. Through its website at EMusic.com, EMusic offers a compelling selection of music from which its customers may discover, sample, and purchase popular recordings for immediate digital delivery and enjoyment. The recordings available for download at EMusic.com are provided through EMusic's relationships with a growing roster of recording artists and independent record labels. EMusic currently has exclusive, multi-year, digital download licenses from over 500 record labels and over 2,500 recording artists, including selected titles from such well known artists as Bush, Phish, They Might Be Giants, B.B. King and Ella Fitzgerald. EMusic currently has over 50,000 titles available for download. In addition, EMusic's IUMA subsidiary offers its customers access to over 7,500 unsigned artists. EMusic believes this represents one of the largest digital music content archives currently licensed for distribution over the Internet.

EMusic's website enables these artists and labels to easily access a global customer base, while providing them with an integrated means of distributing, promoting and tracking the sales of their recorded music. Recordings are currently offered for sale on EMusic.com and partners' websites in the "mp3" format, the most widely-recognized compression standard for the download of musical recordings. EMusic believes that its combination of selection, convenience, varied content, improved distribution and tracking capabilities creates a compelling music purchasing experience for consumers as well as an attractive distribution alternative for artists and independent record labels.

Industry Background
Recorded Music Industry. According to a report by Market Tracking International, worldwide retail sales in the music industry were $39.7 billion in 1997 and are expected to grow to $46.9 billion by 2004. The music industry can be divided into two kinds of record companies or "labels"-- the "major" record labels and the "independent" record labels. According to Billboard, the five major record labels and their affiliates currently account for approximately 79% of all recorded music sales worldwide. These companies are BMG Entertainment, EMI Music, Sony Music Entertainment, Universal Music Group and Warner Music Group. These companies have substantial investments in the distribution infrastructure which supports the manufacturing, distribution and retailing of records and compact discs and through which the substantial majority of current recorded music sales take place. Historically, the major record labels have been reluctant to participate in any alternative distribution model which would restructure the current music distribution hierarchy due to their investment in the current physical distribution infrastructure and their relationship with the retail channel.

Thousands of independent record labels account for most of the remaining recorded music sales. In contrast to the major record labels, independent record labels generally do not have substantial existing CD and record distribution investments and, as a result, physical distribution can be more difficult and costly to arrange. Independent record labels also typically have less capital available. Without the established distribution networks, independent record labels often pay higher royalties to artists to secure publishing and distribution rights.

Development of the Downloadable Music Industry. The Internet has emerged as a global platform that allows millions of people to share information, communicate and conduct business. International Data Corporation estimates that the number of Internet users worldwide who make purchases over the Internet will grow from approximately 31 million users in 1998 to more than 183 million in 2003, representing 36% of all Internet users. The Internet presents a significant opportunity for the rapid and cost- effective distribution, promotion and sale of recorded music. Downloading music files is also facilitated by the increased use of high-speed connections to the Internet, such as digital cable modems, ISDN and digital subscriber lines. According to Forrester Research, the number of subscribers using cable, xDSL or ISDN modems is projected to reach 22 million by 2003.

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Forrester estimates that total online music revenues in the United States are expected to grow from $89.0 million in 1998 to $7.8 billion in 2003. Of this amount, Forrester further estimates that $1.1 billion will represent sales of downloadable music in 2003. According to Market Tracking International, music sold through the Internet will account for 8% or approximately $4.0 billion of the $46.9 billion worth of music expected to be sold worldwide in 2004.

In addition to the development of the Internet, EMusic believes that other technological advances will drive rapid growth of the market for downloadable music, including the adoption of open standards-based Internet audio, the introduction of new hardware and improved digital compression technology. Prior to the introduction of new digital compression technologies, it was impractical to transmit high quality audio using the Internet because recordings in digital format can be very large. Advances in compression techniques, however, have greatly reduced the size of digitally stored recordings. For example, if not compressed, a three minute song can occupy more than thirty megabytes of storage. In contrast, the mp3 open standard can compress music files to one-tenth their original size while maintaining their audio integrity at near-CD quality levels. Mp3 playback software is currently available on most operating environments such as Microsoft Windows 95/98, Windows NT and MacOS, most major versions of UNIX and other operating environments for Internet enabled devices. In addition, free copies of mp3 playback software like RealNetworks' RealJukebox and America Online's WinAmp are widely available on the Internet. Forrester estimates that there are already over 50 million mp3-capable users today.

In recent years, consumers have increasingly used their computers to play and store music. Dataquest estimates that in 1998, 50% of U.S. households had multimedia PCs with a sound card, speakers and either a CD-ROM or DVD-ROM drive. Consumers can now play CDs on their computers with the ease and fidelity formerly associated only with high-end stereo systems. Consumer electronics companies and technology companies have capitalized on the growing popularity of digital music by introducing portable music devices. The Rio, introduced in November 1998 by Diamond Multimedia Systems has already sold over 300,000 units. Other manufacturers, including Sony, Creative Labs, Sensory Sciences, RCA/Thomson, Samsung, Toshiba and LG Electronics have released, or have announced plans to release, portable digital music-players that support mp3 files. In addition, other manufacturers have produced, or have announced plans to produce, other devices for playing and storing mp3 recordings, including the Empeg Car (a removable audio system capable of holding over 5,000 titles), Clarion's AutoPC (an auto mp3 audio player) and Lydstrom's Songbank (a home stereo component that stores and supports mp3 files). PC manufacturers such as Dell Computer, Hewlett-Packard and Gateway have also begun to introduce computer systems that include special features to be used with digital music such as high fidelity speaker systems, digital music players and rewritable CD recorders.

The EMusic Opportunity. EMusic believes that a number of inefficiencies in the current structure of the music industry leave three underserved constituencies: consumers, independent record labels and artists.

Consumers pay higher prices than necessary for music in order for record labels to recoup the high costs associated with distribution of music on a physical media through traditional channels. In addition, the current dependence on physical media limits consumer convenience by forcing them to purchase music at retail outlets or through catalogs or Internet sites that use mail-order. Further, physical media is less portable and harder to customize than downloadable music. Increasingly, EMusic believes that these shortcomings will drive consumers to the solution of purchasing downloadable music direct from the Internet.

EMusic believes consumer adoption of downloadable music creates an excellent opportunity for independent record labels to supplement or replace their physical distribution networks with electronic channels. Currently, many independent record labels rely on the distribution infrastructure of major record labels to distribute their offerings. They are subject to constraints of these physical channels, such as higher distribution costs driving lower margins, limited shelf space and subordination to the offerings of the major record labels, as well as more limited promotional capabilities. While the promise of an electronic distribution infrastructure is compelling, most independent record labels lack the resources and expertise to create a viable proprietary electronic distribution channel. EMusic believes that these independent record labels will seek to partner with established providers of downloadable music to leverage their branding, site traffic and technology.

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By supporting independent record labels, EMusic believes downloadable music creates a compelling solution for artists. In return for access to the powerful distribution and promotion capabilities of the major record labels, major label artists are generally required to lock themselves into long-term contracts that can reduce their royalty rates, limit their creative control and limit their ability to promote and sell their music online. Artists who work with an independent record label tend to enjoy less restrictive contracts, but must face risks associated with an independent record label's less effective distribution and promotion capabilities. Additionally, physical channels require costly promotional efforts, making it difficult for some artists to promote their offerings to a large audience. EMusic believes that the cost and contractual constraints of the major record labels and the limitations of independent record labels using traditional distribution channels will encourage many artists, including some major artists, to offer their music in downloadable format, either on their own or through an independent record label with electronic distribution capability.

Creating an infrastructure to handle royalty payments for downloadable music is difficult, and the lack of this infrastructure has slowed acceptance of the downloadable music distribution channel by artists, labels and songwriters. Rights in the music industry focus on two levels; the underlying song and the sound recording. The purchase of one song usually requires at least two separate royalty payments, one to the songwriter and one to the performer. EMusic believes that the ability to accurately track and make royalty payments to the correct parties is crucial to the proliferation of the downloadable music distribution channel as a viable alternative to their physical counterparts.

The EMusic Solution. EMusic is a leading provider of downloadable music. EMusic's website allows consumers to quickly and conveniently purchase music online at a lower price than most traditional music CDs. EMusic's website also allows consumers to download and listen to music immediately. EMusic believes that the limitations associated with the traditional music industry present it with an opportunity to redefine the music distribution hierarchy and enable artists and independent labels to access consumer markets at a level currently only available to the major labels, while protecting the artists' financial interests and providing consumers with numerous advantages in price, convenience and music information.

EMusic believes that its solution provides the following benefits:

Benefits to Consumers.

Convenience. Through EMusic's website, consumers can download music at any time, 24 hours a day, seven days a week. Consumers can register to make purchases from EMusic's site in a few easy steps, and can purchase titles on multiple visits to EMusic's site without having to re-enter personal and credit card information. Consumers can search EMusic's site using various easy to use indices and generally have the flexibility to make purchases song by song or by album. When they make their purchase, consumers can download and listen to their music immediately, or they can wait until a more convenient time to download their purchased titles. Once downloaded, digital technology allows the consumer to organize their purchased titles into play lists. Play lists allow users to organize and play their titles in any order they desire. Consumers can easily copy music to their laptops or digital music devices for greater portability, without having to carry physical media with them. In addition, digital music devices have no moving parts and, as a result, do not skip and can be used in situations where traditional music CDs are not optimal, such as running or mountain biking.

Lower Prices. EMusic's ability to deliver music electronically eliminates the extensive infrastructure required by the traditional music industry to distribute physical media. This greatly reduces EMusic's costs and allows it to offer its music at a significantly lower price to consumers.

Compelling Music Selection. EMusic currently has exclusive, multi-year, digital download licenses from over 500 record labels and over 2,500 recording artists, including selected titles from such well known artists as Bush, Phish, They Might Be Giants, B.B. King and Ella Fitzgerald. EMusic currently has over 50,000 titles available for download. In addition, EMusic's IUMA subsidiary offers EMusic's customers access to over 7,500 unsigned artists. EMusic believes this represents one of the largest digital music content archives currently licensed for distribution over the Internet. Furthermore, EMusic's downloadable music infrastructure allows it to carry hard-to-find, out-of-production or international titles that are not commercially viable to produce or stock in a physical format.

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Varied Information and Content. Visitors to EMusic's website can access music news, as well as links to concert information, sites for free mp3 software downloads and other information on downloadable music. EMusic provides its consumers with the opportunity to sample titles before purchasing them. This enables them to explore new music without cost and may result in them purchasing additional or lesser-known titles. In addition, EMusic is beginning to offer other services to its customer base, including online concerts, organizing online chat sessions with their favorite artists and "undiscovered" talent, and other initiatives that EMusic believes will offer a more direct connection between artists and consumers.

Benefits to Artists and Independent Labels.

Powerful Distribution Capabilities. EMusic's website and partners' websites provide a powerful distribution solution to artists and independent labels by allowing them access to a broad range of music listeners. Because EMusic is not dependent on physical media, EMusic can provide artists and independent record labels with much lower distribution costs, creating higher margins for labels and allowing independent record labels to pay artists higher royalties and publishing rates. In addition, EMusic's distribution capabilities can allow artists to directly distribute their offerings to the public, such as a new They Might Be Giants mp3-only album which was released exclusively on EMusic's website.

Greater Understanding of Fan Base. By tracking the behavior and purchasing patterns of users on EMusic's website, EMusic is able to provide artists and independent labels a level of feedback that was previously unavailable through traditional music distribution channels. Artists and independent labels may use EMusic's data to evaluate which songs receive the most interest, the location on the Internet where they receive the best reception and how their music compares to other music in the same genre or in other genres. Artists and labels may use this information to target specific regions, increase the focus of promotional efforts and provide a means to better connect with their fan base.

Significant New Media Exposure. The Internet is emerging as an important promotional tool for artists and independent labels. In addition to the global distribution of their music, EMusic is currently beginning initiatives that will enable it to offer artists significant exposure to its fan bases. This includes concerts broadcast online, chat rooms featuring artists and fans, and other exposure on EMusic's website. This relatively inexpensive promotion on a global basis is a significant benefit to artists and independent labels.

Protection of Financial Interests. EMusic believes that by closely tracking royalty payments, and pricing its music low enough to discourage piracy, EMusic provide a valuable, trusted solution to artists and labels that will enable it to become the preferred distribution channel for downloadable music. EMusic has established a proprietary database of artists, songwriters and labels that allows it to seamlessly track and generate royalty payments to the appropriate parties. EMusic is currently licensed by the Harry Fox Agency, ASCAP, BMI and SESAC; organizations dedicated to protecting the rights of, and collecting royalties due to, artists and songwriters.

EMusic Business Strategy

EMusic's objective is to become the leading provider of compelling, downloadable music directly to consumers over the Internet. EMusic's strategy is to leverage its first-to-market advantage together with its established music industry relationships as it takes advantage of the growing market for the digital distribution of music. The following are key elements of EMusic's strategy:

Continue to Acquire Compelling and Varied Content. EMusic will continue to increase the number of musical selections available on its website in order to build its global consumer base and increase the number of online

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music purchases. EMusic is pursuing a "best of breed" content acquisition strategy, focused on acquiring exclusive rights to title libraries from leading independent record labels in each well known music genre. EMusic intends to continue to aggressively pursue the acquisition of music content from, among others, independent record labels, owners and distributors of recording catalogs, and established recording artists.

Create Strong Brand Awareness. Building brand awareness of EMusic is fundamental to expanding EMusic's global Internet user base and its ability to attract providers of music content. EMusic promotes its brand through traditional media, event sponsorships, online media and other marketing activities as well as leveraging strategic relationships within the industry. EMusic intends to enhance brand awareness of its website by providing original and proprietary content, aggressively expanding its online and offline marketing activities, enabling consumers to purchase music and related merchandise, and establishing strategic and referral fee relationships whereby other websites engage EMusic as an online music retail source and content provider.

Leverage Strategic Partnerships and Industry Relationships. EMusic believes that its strategic relationships with distribution and technology companies and its strong relationships with media and music companies will help attract users, significantly increase brand awareness of its website and help it to add new content. EMusic will seek to develop additional relationships with online music retailers, Internet portal site companies and content providers. In addition, EMusic plans to establish retail relationships with other online distributors to share commissions for sales generated from such websites.

Continue to Enhance EMusic's Website. EMusic intends to devote substantial resources to improving the quality of its consumer users' experience on its website. Features EMusic intends to incorporate into future versions of its website include: chat-rooms, music hubs, additional music-related content, more advanced search capabilities and dynamic site personalization. EMusic believes that a user-friendly website with compelling and varied content will be a key differentiator of the EMusic brand.

Become a Trusted Distribution Channel to the Music Industry. EMusic intends to further develop its technology infrastructure to be readily scaleable to support its rapidly growing sales of online music, including the calculation of royalty payments, while maintaining the speed and reliability of its site. Furthermore, EMusic intends to maintain low pricing to provide an attractive legal alternative to piracy among the general public. EMusic believes that providing a reliable, trusted technology and payment infrastructure will position it more favorably with record labels and artists as the premiere provider of downloadable music.

Continue to Promote Development of Downloadable Music Market. EMusic believes that the development of the downloadable music market will be enhanced by educating consumers about the benefits of downloadable music and by improving the processes through which consumers purchase music online and use downloadable music. EMusic currently is an active member of the Digital Media Association and Electronic Frontier Foundation, organizations dedicated to, among other matters, improving the ease of consumer acquisition and use of downloadable music. EMusic intends to continue to participate in programs which promote customer and market awareness about downloadable music as well as industry groups which are setting open standards for delivery. EMusic intends to refine and simplify the downloadable music purchasing experience through the continued development of its website, which is designed to encourage purchases and repeat visits, demonstrating to record labels and artists the value of the downloadable music market.

Continue to Develop and Enhance IUMA. EMusic believes that Internet Underground Music Archive, which allows unsigned artists to post music and related information for access by the general public online, represents a competitive advantage. IUMA promotes the development of the online music community and allows EMusic to establish early relationships with potential future music content providers. EMusic intends to continue to expand and improve IUMA so as to make it easier for artists to participate and for consumers to access, search and preview the content on the site.

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Content Acquisition

EMusic has acquired, and intends to continue to aggressively seek, download rights to master recordings owned by independent record labels and other owners and distributors of significant recording catalogs. These exclusive, multi-year license agreements typically include all existing and future recordings created during the term of the agreement. Initially, EMusic has focused on partnering with independent record labels and established recording artists. EMusic is actively identifying and targeting independent record labels spanning every well known music genre, including, hip hop, rap, jazz, classical, country, blues, heavy metal and alternative rock.

EMusic has adopted a "best of breed" approach with respect to acquiring downloadable music licenses. In many distinctly defined genres of music, EMusic has successfully acquired the exclusive multi-year, digital download rights to the market sales leaders, and is aggressively continuing those efforts in each new genre of music EMusic adds to its expanding online catalog. The following is a sampling of labels with which EMusic has signed exclusive content deals with genre market leaders:

  . Epitaph Records, one of the largest selling and most distinct brand names in punk rock and alternative music, represents top Billboard artists such as The Offspring, Tom Waits and Pennywise.

  . King Biscuit Flower Hour, which is currently aired on 180 radio stations, is the longest running syndicated live concert radio show. Their catalog features live recordings from such artists as The Who, David Crosby, Iggy Pop, Elton John and Rod Stewart.

  . Crunch Music Ltd., one of the United Kingdom's premier sources for independent UK music in the mp3 format, whose content focuses on dance, techno and hip-hop.

  . Jetset Records and spinART Records, which are recognized in numerous college magazines as the dominant music providers in the college music niche.

  . DRG Records, which owns the largest Broadway show recording library, including numerous Grammy and Tony Award winners.

  . Rykodisc, one of the largest independent recording catalogs, which represents artists such as Elvis Costello, Frank Zappa and Robert Cray.

  . Quicksilver Records, which features live recordings from The Monterey
    Jazz Festival and the Palo Alto Jazz catalog.

EMusic has also entered into contracts giving it the exclusive right to allow its customers to download music from a variety of recognizable, brand name artists. Included in the content catalog are recordings from Phish, Bush, Goo Goo Dolls, James Brown, Frank Zappa, Louis Armstrong, Ella Fitzgerald, Judy Garland, Shirley Bassey, Kool Keith, Kansas, Foghat and thousands of others.

In June 1999, EMusic purchased the Jewel-Paula-Ronn catalog of master recordings with such Blues and R&B artists as B.B. King, John Lee Hooker, Aretha Franklin and Lightnin' Hopkins, and in November 1999, EMusic purchased the master recording catalog of Xanadu Records, including such Jazz artists as Dexter Gordon and Jimmy Raney. When EMusic acquires masters, EMusic will seek to work with label partners to exploit the physical distribution rights while also selling the music in downloadable form on its website.

In December 1999, EMusic acquired Group K Inc., d/b/a Cductive. Cductive has content license agreements with over 350 labels, most of which are in the dance/electronic, alternative rock and hip-hop genres.

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

Strategic Partnerships

 Distribution and Marketing Partnerships.

EMusic is aggressively pursuing a variety of partnerships aimed at building a channel of distribution for its downloadable music and music-related products and services across the Internet. To accomplish this, EMusic is developing strategic relationships and alliances with high-traffic Internet sites to feature its brand and exclusive content and in some cases offer its content for sale.

  . EMusic has entered into an agreement with America Online pursuant to which EMusic's content is to be made available to customers of AOL's ICQ, Spinner and WinAmp interactive properties.

  . EMusic has also entered into an agreement with Yahoo! Digital Service for downloadable music.

  . EMusic also has advertising and marketing agreements with Real Networks, CNET, Listen.com and CMJ Online, among others.

In addition, EMusic is also working with its label partners to offer them a solution for selling EMusic's catalog directly from their websites. These label partners can choose to sell only their own music, or the entire EMusic catalog on EMusic created co-branded websites. In December 1999, EMusic launched a grass roots affiliate program designed to make it easy for any website to become an affiliate and sell the EMusic catalog from their websites.

 Hardware/Software/OEM Partnerships.

EMusic is building relationships with various manufacturers of computers and consumer electronics devices, as well as software and book publishers to create additional visibility as a source for downloadable music. As part of its overall customer acquisition strategy, EMusic is typically providing sample titles, promotional coupons and other content to improve its partners' offering to the music consumer and to continue to promote the downloadable music market.

  . EMusic has established relationships with digital audio device manufacturers such as Creative Labs (Nomad), Diamond Multimedia (Rio) and Sensory Sciences (Rave). As part of these arrangements, EMusic provides purchasers of the devices with sample recordings with the installation software.

  . As an additional way to attract customers, promote downloadable music and distribute its label partners' music effectively, EMusic plans to introduce certain marketing initiatives and alliances with OEM computer suppliers, sound card, high fidelity speaker and computer peripheral suppliers and wireless product manufacturers. For example, EMusic has an agreement with Hewlett-Packard pursuant to which the sample recordings are to be provided with each of H-P's Pavilion branded computers.

 Industry Relationships

The reporting of information relating to the sales and performance of music is a legally required and complex aspect of the worldwide music industry. To facilitate its compliance with these requirements, EMusic has focused on building strong relationships and alliances with the following organizations:

  . EMusic has a licensing agreement with the Harry Fox Agency, or HFA, a wholly-owned licensing subsidiary of the National Music Publishers' Association. EMusic will submit regular reports to HFA, account for each song purchased and pay the appropriate statutory payments to HFA for distribution to copyright owners. This agreement helps ensure that songwriters and music publishers will receive royalty payments for music distributed electronically.

  . EMusic has entered into agreements with ASCAP, BMI and SESAC, the major rights reporting organizations in the United States. Under each of these agreements, EMusic pays music performance royalties to the copyright holders or performers.

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  . EMusic has an agreement with peermusic, one of the world's largest private music publishing companies. Pursuant to this agreement, peermusic provides music publishing administration services to EMusic. EMusic will share peermusic income derived from music publishing rights acquired by EMusic. EMusic also has licensed certain recordings from the peermusic catalog.

IUMA--Internet Underground Music Archive

In June 1999, EMusic completed the acquisition of IUMA. IUMA was founded in 1993 and pioneered the delivery of music on the Internet. The IUMA website (iuma.com) features more than 7,500 artists on individual websites with unique URLs (bandname.iuma.com). IUMA artist websites enable audio sampling in mp3 and RealAudio formats, and offer options for the sales of physical products and downloadable music. IUMA artist websites also feature other content, including artist biographies, cover art, lyrics, photos and tour dates. IUMA has received worldwide media attention, including articles in Rolling Stone, Newsweek, USA Today and the Financial Times, as well as spots on MTV and CNN.

The following are key elements of EMusic's strategy with respect to IUMA:

Enhance Content and Build Traffic. EMusic believes that by increasing IUMA's brand recognition in the unsigned artist community through aggressive marketing efforts, IUMA can become a premier Internet destination for unsigned artists and fans of those artists.

Leverage the IUMA Platform to Develop New Artists. EMusic believes that by creating an efficient environment for unsigned artists and fans to interact, the IUMA website will allow promising artists to surface more quickly. These artists will then be exposed to EMusic's label partners. EMusic believes that by facilitating the process of signing unsigned artists, EMusic will be promoting a new generation of artists with a greater appreciation of the value of digital downloading of music. Consequently, this will encourage the growth of the market as well as position EMusic to obtain additional downloadable music rights.

Sales and Marketing

EMusic's sales and marketing objective is to sell downloadable music and music-related products and services through EMusic.com and other websites, build brand awareness, attract new visitors and convert them to loyal customers. To accomplish this objective, EMusic's marketing strategy includes an aggressive advertising campaign, high visibility promotions and sponsorships, strategic public relations, a focused interactive marketing campaign, distribution partnerships and broad loyalty programs.

The following are key elements to EMusic's sales and marketing strategy:

Enhance the EMusic.com Website. The focus of the website is to make the consumer's experience finding, purchasing and downloading music as simple as possible. EMusic is regularly adding new elements designed to improve content, navigability and the overall buying process.

Corporate Branding Campaign. EMusic has recently launched an aggressive corporate branding campaign. The campaign is initially targeted at early adopters, music enthusiasts, record labels and the Internet business community. EMusic has designed a comprehensive media campaign, including network and cable TV ads, billboards and print media. The campaign is also designed to attract new users to the EMusic.com website and encourage trial download and purchases. Using the tag line, "The Way To Download," the campaign features a mix of media vehicles designed to reach EMusic's target audience.

Sponsorships and Promotions. EMusic intends to sponsor highly-visible events including concert tours, conferences and trade shows. EMusic also plans to offer creative promotions on EMusic.com and other websites designed to encourage consumers to establish an account and purchase tracks.

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Other elements of EMusic's sales and marketing initiatives include the introduction of loyalty programs, such as rebates and incentives, online advertising to EMusic's target demographic, genre specific marketing initiatives and the introduction of co-marketing agreements with labels.

EMusic also sells advertising on its website. This advertising is generally related to EMusic's music offerings either by the product or music oriented nature of their promotion. EMusic currently uses the Doubleclick Dart program to manage, track and report EMusic's advertising sales to its advertising customers.

Operations

EMusic's integrated systems, services and tools provide functionality in the following areas:

Digital Asset Management. The continued development of a database management system that indexes, retrieves and manipulates EMusic's growing multimedia content is central to EMusic's digital asset management system. This scalable system allows EMusic to, among other things, track user preferences to enable effective marketing programs and maintain an efficient royalty accounting program. EMusic's system utilizes Oracle database technology running on Sun Microsystems' Enterprise equipment and Linux webservers.

Ordering and Fulfillment. EMusic's website includes an ordering system that is designed to be easy-to-use and that facilitates convenient purchasing of downloadable music. In order to maintain high customer satisfaction, EMusic places an emphasis on website and download reliability. At any time during a visit to EMusic's website, a customer is able to click a "buy now" button to immediately place a song or album in their personal "shopping cart." The customer can then continue to shop on EMusic's website and add additional items if desired. New customers are prompted to register with EMusic at the time of purchase and to enter their email addresses and passwords. Customers then securely submit their credit card information online to purchase the music. The customers' email addresses and passwords are used to identify them in the future, eliminating the need to resubmit credit card and billing information for subsequent orders.

Audio Encoding and Delivery. EMusic uses a variety of audio compression technologies for its audio samples and downloads, tailoring them to specific applications. EMusic currently uses the mp3 format for digital distribution of its downloadable music. In light of current user patterns, EMusic uses RealNetworks' popular RealAudio format for delivering real-time streaming 30-second audio previews and feature-length web broadcasts. Mp3 is also used for real-time preview samples. EMusic is exploring other download formats and plan to adjust the format of its content to stay current with industry trends and customer preferences. EMusic may need to obtain a third party license to use a newly adopted format.

Infrastructure. EMusic's hardware and software are built upon a distributed transaction processing model which allows software to be distributed among multiple parallel servers. Web servers are deployed in large numbers on inexpensive Intel platforms, managed by Cisco load-balancing technology, and served by Solaris database servers. EMusic's servers are currently based in a co-location facility in Sunnyvale, California. EMusic's architecture allows it to scale by either adding new servers or increasing the capacity of existing servers while maintaining both user performance and cost per transaction. The system's template technology and modular database design allows the addition or replacement of server-based applications such as multimedia formats and delivery systems, and search and retrieval engines. This architecture also enables low-cost, rapid deployment of additional websites that integrate with EMusic's existing sites.

Competition

The market for the online promotion and distribution of music and music-related products and services is new, highly competitive and rapidly changing. The number of websites on the Internet competing for the attention and spending of consumers and advertisers has increased, and EMusic expects it to continue to increase, because there are few barriers to entry to Internet commerce. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. Currently, there are more than one

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hundred music retailing websites on the Internet. EMusic faces competitive pressures from numerous actual and potential competitors, including:

  . providers selling online music content from signed artists such as MusicMaker.com, CDNow Inc. and various private companies;

  . providers of music news and community such as MTVi, Launch Media, Inc., Tunes and various other private companies;

  . companies offering mp3 or other audio compression formats, such as those of AT&T Corp., IBM Corporation, Liquid Audio, Inc., Microsoft Corporation and RealNetworks, Inc. Certain of these companies also offer customers the ability to download music from their websites;

  . online destination sites with greater resources than EMusic such as online music retailers like Amazon.com, Inc. and online "portals" like America Online, Excite and Yahoo!; and

  . traditional music industry companies, including BMG Entertainment, a unit of Bertelsmann AG, EMI Music, a unit of EMI Group plc, Sony Music Entertainment, a unit of Sony Corporation, Warner Music Group, a unit of Time Warner Inc., and Universal Music Group, a unit of the Seagram Company Ltd. Certain of these companies have recently entered the online commercial community and are currently backing the SDMI security format.

In many cases, companies with which EMusic has certain joint marketing or other arrangements may be or may become direct competitors as well.

Certain companies have agreed to work together to offer music over the Internet, and EMusic may face increased competitive pressures as a result. For example, in the summer of 1999 it was announced that Time Warner and Sony's Columbia House unit will merge with CDNow. In May 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities. Sony has announced that it will make its music content downloadable from the Internet using Microsoft's multimedia software. In addition, Universal Music Group and BMG Entertainment have announced a joint venture to form an online music store.

EMusic believes that it competes primarily on the bases of:

  . the quality and variety of its digital content, including access to known artists;

  . the price of the downloaded content;

  . the ease of use and consumer acceptance of the compression system;

  . the ability to effectively promote brand equity; and

  . the ease of use and speed of its website.

Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of EMusic's current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages to EMusic, including:

  . longer operating histories;

  . significantly greater financial, technical and marketing resources;

  . greater brand name recognition;

  . larger existing customer bases; and

  . more popular content or artists.

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These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products or services than EMusic can. Websites maintained by EMusic's existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to EMusic's. In addition, EMusic may not be able to maintain or increase its website traffic levels, purchase inquiries and number of click-throughs on its online advertisements. Further, EMusic's competitors may experience greater growth in these areas than EMusic does. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm EMusic's business.

Intellectual Property

EMusic's success and ability to compete are substantially dependent on its internally developed technology. EMusic pursues the registration of its trademarks in the United States and internationally. EMusic currently holds a registered trademark from the United States Patent & Trademark Office for "EMusic." While EMusic relies on trademark, service mark, copyright and trade secrets laws and restrictions in the United States and other jurisdictions, together with contractual restrictions, to protect its proprietary rights, such trademark, service mark, copyright and trade secret protection may not be available in every jurisdiction in which EMusic distributes or make available its musical content and technology through the Internet. Although EMusic believes that the use of material on its websites is protected under current provisions of copyright law, legal rights to certain aspects of Internet content and commerce are not clearly settled. EMusic may not be able to maintain rights to information, including webcasting of popular sound recordings, downloadable music samples, and artist, entertainment and other information. The failure to be able to offer such information would harm EMusic's business.

While EMusic has generally entered into confidentiality or license agreements with its employees, consultants, and corporate partners in order to limit access to and distribution and disclosure of its proprietary information, EMusic cannot assure you that the steps it has taken will adequately protect or prevent misappropriation of its proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect EMusic's proprietary rights as fully as in the United States. Despite EMusic's efforts, unauthorized parties may attempt to copy or otherwise obtain and use EMusic's products and technology. Policing unauthorized use is difficult.

There are no pending lawsuits against EMusic regarding infringement of any existing patents or other intellectual property rights or any material notices that EMusic is infringing the intellectual property rights of others. However, there can be no assurance that such infringement claims will not be asserted by third parties in the future. Any such claims could result in litigation subjecting EMusic to significant liability for damages, or in invalidation of EMusic's proprietary rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention and resources, or require EMusic to enter into royalty or licensing agreements.

Employees

As of December 31, 1999, EMusic had 91 full-time employees, including 20 in selling and marketing, 49 in engineering and product development and 22 in finance and operations. EMusic's future success depends, in significant part, upon the continued service of its key technical, editorial, product development, and senior management personnel and on its ability to attract and retain highly qualified technical and management personnel, for whom competition is intense. None of EMusic's employees are represented by a collective bargaining unit, and EMusic has never experienced a work stoppage. EMusic's relationships with its employees are good.

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Legal Proceedings

From time to time, EMusic may be involved in litigation relating to claims arising out of its operations. EMusic is not currently engaged in any legal proceedings that, individually or in the aggregate, are expected to have a material adverse effect on EMusic's business.

Facilities

EMusic's corporate headquarters are located in approximately 20,000 square feet in Redwood City, California occupied under a lease expiring in April 2004. EMusic believes that its existing facilities will be adequate for the foreseeable future, and that suitable additional facilities will be available in the future as needed on commercially reasonable terms.

Executive Officers, Directors and Key Employees

EMusic's current executive officers and directors as well as certain members of EMusic's senior management, and their ages and positions as of December 31, 1999 are as follows:

Name                   Age                       Position
----                   ---                       --------
Robert H. Kohn*.......  42 Chairman and Secretary
Gene Hoffman, Jr.*....  24 President, Chief Executive Officer, and Director
Joseph H. Howell*.....  47 Executive Vice President and Chief Financial Officer
Peter M. Astiz*.......  41 Executive Vice President and General Counsel
James R. Chapman*.....  32 Executive Vice President, Corporate Strategy
Gary Culpepper........  50 Executive Vice President, Business Affairs
Spencer Leyton........  51 Senior Vice President, Sales
Brian Brinkerhoff.....  37 Vice President, Content Acquisition
Steve Grady...........  33 Vice President, Marketing
Peter Harter..........  31 Vice President, Global Public Policy and Standards
Marv Su...............  37 Vice President, Interactive Marketing
Brett A. Thomas.......  29 Vice President, Technology
Tor Braham............  42 Director
Ralph Peer, II........  55 Director
Ed Rosenblatt.........  64 Director

------------------
*Executive Officer

Robert H. Kohn, a co-founder of EMusic, has been Chairman of the Board and Secretary since January 1998. From October 1996 to December 1997, Mr. Kohn was Vice President, Business Development and General Counsel of Pretty Good Privacy, Inc., a developer and marketer of Internet encryption and security software. From March 1987 to September 1996, he was Senior Vice President of Corporate Affairs, Secretary, and General Counsel of Borland International, Inc., a software company. Mr. Kohn also served as chief legal counsel for Ashton-Tate Corporation. Prior to Ashton-Tate, he was an attorney at the Beverly Hills law offices of Rudin & Richman, an entertainment law firm whose clients included Frank Sinatra, Liza Minelli, Cher and Warner Brothers Music. He was also Associate Editor of the Entertainment Law Reporter, for which he continues to serve as a member of the Advisory Board. A member of the California Bar Association, Mr. Kohn co-authored Kohn On Music Licensing, a treatise on music industry law for lawyers, music publishers, and songwriters. He graduated from Loyola Law School, Los Angeles and received a Bachelor of Arts degree in Business Administration from California State University at Northridge. Mr. Kohn is also an adjunct professor of law at Monterey College of Law, where he teaches Corporate Law.

Gene Hoffman, Jr., a co-founder of EMusic, has been President, Chief Executive Officer, and a Director since January 1998. From November 1996 to December 1997, Mr. Hoffman was Director of Business Development

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and Director of Interactive Marketing of Pretty Good Privacy. From October 1995
to November 1996, he was founder, director and Executive Vice President of PrivNet, Inc., an Internet privacy software company. From August 1993 to
October 1995, Mr. Hoffman was a student at the University of North Carolina, Chapel Hill.

Joseph H. Howell joined EMusic in April 1998 as Executive Vice President and Chief Financial Officer. From January 1995 to April 1998, Mr. Howell was Senior Vice President and Chief Financial Officer of Merix Corporation, a manufacturer of multilayer printed circuit boards. From May 1988 to January 1995, Mr. Howell served as Vice President and Controller of Borland. He also served as Borland's acting Chief Financial Officer in 1994. Mr. Howell received a Bachelor of Arts degree in Political Science from the University of Michigan and a Masters of Science in Accounting from Eastern Michigan University.

Peter M. Astiz joined EMusic in July 1999 as Executive Vice President and General Counsel. From October 1996 to July 1999, Mr. Astiz was a partner of Gray Cary Ware & Freidenrich LLP, a law firm. From July 1989 until October 1996, Mr. Astiz was a partner of the law firm of Baker & McKenzie. Mr. Astiz received a Bachelor of Science degree in Business Administration from the University of California in 1979 and a J.D. from the University of San Francisco.

James R. Chapman joined EMusic in April 1999 as Executive Vice President, Corporate Strategy. From April 1997 to April 1999, Mr. Chapman was Director of the Global Private Capital Group at Warburg Dillon Read LLC (formerly UBS Securities LLC), a major investment bank. Prior to joining UBS Securities, from July 1995 to April 1997 Mr. Chapman was President and Founder of Ashley Capital Management, a private equity and advisory firm focused on principal investments in emerging growth companies located in the Pacific Northwest and Rocky Mountain States. From September 1994 to July 1995, Mr. Chapman was a partner of Jacobson Partners, a boutique merchant bank focused on middle market buyouts and direct equity investments. From May 1990 to September 1994, Mr. Chapman also worked as an associate in the technology and healthcare investment banking groups of Oppenheimer & Co. and PaineWebber Incorporated. Mr. Chapman received a Bachelor of Arts degree in Economics from Middlebury College.

Gary Culpepper joined EMusic in April 1998 as Executive Vice President, Business Affairs. From May 1995 to March 1998, Mr. Culpepper was in private law practice, specializing in music and entertainment transactions for recording artists, producers, and songwriters. From April 1994 to April 1995, Mr. Culpepper was Senior Counsel for Sony Pictures/Columbia/TriStar Home Video. Mr. Culpepper previously served as Vice President, Business Affairs/Music for Paramount Pictures Corporation, where he was responsible for the negotiation, structuring, and administration of all music-related rights for all film and soundtrack licensing agreements, budget planning, and financial analysis for all music-related deal-making activities. Prior to that, Mr. Culpepper was Director, Business Affairs for Capitol Records, Inc. He was also Senior Counsel for Casablanca Records & Filmworks, Assistant General Counsel for ABC Records, Inc., and Manager, A&R Administration for A&M Records. He is a member of the California Bar Association, graduated cum laude from University of California, Los Angeles, and received his law degree from Southwestern University.

Spencer Leyton joined EMusic in April 1999 as Vice President, Corporate Development, M&A and was appointed Senior Vice President, Sales, in August 1999. From 1997 until April 1999, Mr. Leyton worked as an independent business consultant. From 1995 through 1996, Mr. Leyton served as Vice President, Mergers & Acquisitions for Sybase, Inc., a software company. From 1989 through 1994, Mr. Leyton served as Senior Vice President, Business Development for Borland. Mr. Leyton received a Bachelors of Arts degree in geography from California State University, Hayward.

Brian Brinkerhoff joined EMusic in November 1998 as Vice President, Content Acquisition. From January 1995 to November 1998, Mr. Brinkerhoff was Head of Creative Music Publishing at the Walt Disney Company, a multinational entertainment company. From January 1992 to December 1994, he was a principal of Vis-a-Vis Entertainment Company, a music publishing company. From May 1989 to December 1991, Mr. Brinkerhoff was Product Manager, Kodak Interactive Systems, a developer and marketer of personal computer software. Mr. Brinkerhoff received a Bachelors of Arts degree in Economics from the University of California at Davis.

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Steve Grady joined EMusic in June 1998 as Vice President, Corporate
Communications and was promoted to Vice President, Marketing in January 1999. From July 1997 to May 1998, Mr. Grady was Director, Corporate Communications for Borland, where he was responsible for public relations and investor relations. From July 1996 to July 1997, he was Director, Marketing Communications for Infoseek Corporation. From 1992 to June 1995, he served as Director, Corporate Communications for Borland. Prior to Borland, Mr. Grady served in a variety of corporate communications and marketing positions with Ashton-Tate, TeraData, and Lotus Development. Mr. Grady received a Masters degree in Communications Studies from Emerson College and a Bachelor of Arts degree in Public Communications from Ashland University.

Peter Harter joined EMusic in March 1999 as Vice President, Global Public Policy and Standards. From November 1995 through March 1999, Mr. Harter was Global Public Policy Counsel for Netscape Communications Corp. From June 1994 through November 1995, Mr. Harter was Executive Director and General Counsel for the National Public Telecomputing Network (NPTN) in Cleveland, Ohio. Mr. Harter was a founder of the Internet Law and Policy Forum (ILPF), an ad-hoc body of over twenty companies from around the world focused on developing open draft legal standards for a variety of Internet law and policy matters.
Mr. Harter received a Bachelor of Arts degree in Rhetoric & Government from Lehigh University and a J.D. from Villanova Law School.

Marv Su joined EMusic as Vice President, Interactive Marketing in February 1999. From January 1998 through January 1999, Mr. Su served as director of Small Business Internet Marketing and Community at Intuit, Inc., a software company. From February 1996 through December 1997, Mr. Su served as Senior Director of Advertising Operations at Infoseek. From August 1991 through February 1996, Mr. Su held various management and marketing positions at Apple Computer. He received a Bachelor of Science in Electrical Engineering from Stanford University and a Master of Science in Management from the M.I.T. Sloan School of Management.

Brett A. Thomas joined EMusic in April 1998 as Vice President, Technology. From November 1996 to January 1998, Mr. Thomas was Principal Engineer for Pretty Good Privacy, where he was responsible for the design and implementation of PGP
4.5 and 5.0 for Win32, PGP for Unix and its key server software. Previously, Mr. Thomas was a senior engineer for NCR, where he developed their check processing software. Prior to NCR, he wrote automated document processing programs for MCI, internal management software for an insurance company, and inventory control systems under contract to IBM. Since 1994, Mr. Thomas has been involved in the Linux software community, maintaining websites operating on Linux platform and making several modifications to the source code of the core of the Linux operating system.

Tor Braham, a Director since May 1999, is Managing Director and Head of the Technology Mergers & Acquisitions Department for Warburg Dillon Read. From February 1984 until November 1997, Mr. Braham was a partner of the law firm of Wilson Sonsini Goodrich & Rosati. Mr. Braham received a Bachelor of Science degree in English from Columbia University and a J.D. from the New York University Law School.

Ralph Peer, II, a Director since June 1998, is Chairman and Chief Executive Officer of peermusic, a global network of music publishing and production companies. In addition, Mr. Peer is Vice President and Director of the National Music Publishers' Association (U.S.A.) and the Harry Fox Agency. He is a lifetime director and past president of the Country Music Association and a publisher/director of ASCAP. Mr. Peer is also a director of Fox Agency International (Singapore) and a consultant to the board of the Mechanical Copyright Protection Society, U.K. He is a past president and a current director of the International Confederation of Music Publishers and in 1997 was elected "President d'Honneur" of the Confederation.

Ed Rosenblatt, became a Director in 1999. From 1994 until his retirement in 1999, Mr. Rosenblatt served as Chairman of Geffen Records. Mr. Rosenblatt helped found Geffen Records in 1980, and served as its President and Chief Operating Officer until 1994. Prior to Geffen Records, Mr. Rosenblatt served as Senior Vice President of sales and promotion for Warner Brothers Records. Mr. Rosenblatt received a degree in Applied Arts from Brooklyn College.

Board of Directors

The terms of the EMusic board of directors are divided into three classes:
Class I, whose term will expire at the annual meeting of stockholders to be held in 2002; Class II, whose term will expire at the annual meeting of stockholders to be held in 2000; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors are Robert Kohn and Tor Braham, the Class II directors are Gene Hoffman, Jr. and Ed Rosenblatt, and the Class III director is Ralph Peer. At each annual meeting of stockholders, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in control of EMusic. The EMusic board of directors consists of five members. EMusic's amended and restated bylaws provide that the authorized number of directors may be changed by resolution of the board of directors.

Executive officers are elected by the board of directors annually. There are no family relationships among any of EMusic's directors, officers or key executives.

Board Committees. EMusic has established an Audit Committee and a Compensation Committee. The Audit Committee, which currently consists of Messrs. Braham, Peer and Rosenblatt, reviews EMusic's internal accounting procedures and consults with and reviews the services provided by EMusic's independent auditors. The Compensation Committee, which currently consists of Messrs. Braham, Peer and Rosenblatt, reviews and recommends to the Board of Directors the compensation and benefits of EMusic's executive officers, establishes and reviews general policies relating to EMusic compensation and benefits and administers EMusic's stock plans.

Director Compensation. EMusic directors do not receive cash compensation for their services as directors or members of committees of the board of directors, but are reimbursed for reasonable expenses incurred in attending meetings of the board. In May 1998, EMusic granted Mr. Peer a fully-vested, nonqualified stock option to purchase 100,000 shares of EMusic common stock at an exercise price of $5.00 per share. In June 1999, EMusic granted Messrs. Braham and Rosenblatt fully-vested, nonqualified stock options to purchase 35,000 and 100,000 shares of EMusic common stock, respectively, at an exercise price of $13.63 per share.

Compensation Committee Interlocks and Insider Participation. None of the EMusic executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the board of directors.

Change of Control Arrangements and Employment Agreements. Pursuant to agreements with Messrs. Kohn and Hoffman, upon any acquisition of EMusic or if their employment is terminated other than for cause, the repurchase right in favor of EMusic which applies to certain unvested shares owned by them will terminate. Pursuant to agreements with Messrs. Howell, Astiz and Chapman, upon any acquisition of EMusic, all unvested stock options held by each will become vested in full. Further each executive officer is entitled to twelve months severance in the event their employment is terminated other than for cause.

Executive Compensation

Summary Compensation Information. The following table sets forth information concerning the compensation EMusic paid for services rendered during the fiscal years ended June 30, 1998 and 1999 by its Chief Executive Officer:

                           Summary Compensation Table

                                                                     Long Term
                                                                    Compensation
                                          Annual Compensation          Awards
                                    ------------------------------- ------------
                                                                     Securities
                                                       Other Annual  Underlying
    Name and Principal Position     Year Salary  Bonus Compensation   Options
    ---------------------------     ---- ------- ----- ------------ ------------
Gene Hoffman, Jr. President and     1999 $82,291   --       --        250,000
 Chief Executive Officer........... 1998  31,250   --       --

The stock option granted to Mr. Hoffman vests ratably over a four-year term. No other executive officer received a total salary and bonus during fiscal year 1998 or 1999 in excess of $100,000.

Option Grants. The following table provides information regarding stock option grants made during fiscal 1999 to Mr. Hoffman. Options may terminate before their expiration date upon the termination of optionee's status as an employee or upon the optionee's death or disability.

                       Option Grants in Fiscal Year 1999

                                                                                Potential
                                                                               Realizable
                                                                            Value at Assumed
                                                                             Annual Rates of
                                                                               Stock Price
                                                                            Appreciation for
                                                                             Option Term(2)
                                                                           -------------------
                         Number of     % of Total
                         Securities      Options
                         Underlying    Granted to     Exercise
                          Options     Employees in    Price Per Expiration
          Name            Granted   Fiscal 1999(a)(1)   Share      Date       5%       10%
          ----           ---------- ----------------- --------- ---------- -------- ----------
Gene Hoffman, Jr........  250,000          5.9%        $13.63    6/10/09   $941,429 $2,080,312

------------------
(1) Based on an aggregate of 4,216,000 shares subject to options granted in fiscal 1999.
(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

Option Exercises and Year-End Holdings. There were no option exercises by Mr. Hoffman during fiscal 1999. The following table sets forth information concerning unexercised options held as of June 30, 1999 by Mr. Hoffman.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

                                                  Number of
                                                 Securities        Value of
                                                 Underlying     Unexercised In-
                                                 Unexercised       the-Money
                                                 Options at       Options at
                                                   6/30/99          6/30/99
                                               --------------- -----------------
                      Name                     Vested Unvested Vested  Unvested
                      ----                     ------ -------- ------ ----------
Gene Hoffman, Jr..............................   --   250,000    --   $1,750,000

EMusic has not awarded stock appreciation rights to any of its employees and does not have any multi-year incentive plans.

Stock Plans

1998 Stock Option Plan. The EMusic 1998 stock option plan was approved by the board of directors in March 1998 and was subsequently approved by the EMusic stockholders. The 1998 option plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for grants of nonstatutory stock options to employees, non-employee directors and consultants. Because non-employee directors are eligible to receive grants under the 1998 option plan, we have not adopted a separate plan which provides for the formula grant of stock options to non-employee directors.

The 1998 option plan is administered by the board of directors or a committee thereof. Subject to the provisions of the 1998 option plan, the board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

  . the number of shares of common stock covered by the option;

  . when the option becomes exercisable;

  . the per share option exercise price, which in the case of incentive stock options must be at least equal to the fair market value of a share of common stock on the grant date (or 110% of such fair market value for incentive stock options granted to 10% shareholders), and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock on the grant date; and

  . the duration of the option (which may not exceed ten years, or, with respect to incentive stock options granted to 10% shareholders, five years).

Generally, options granted under the 1998 option plan become exercisable as the underlying shares vest. Options granted under the 1998 option plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the 1998 option plan are non-transferable other than by will or the laws of descent and distribution.

In the event of a change in control of EMusic, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the 1998 option plan. The outstanding options will terminate to the extent that such options are neither exercised nor assumed or substituted for by the acquiring or successor corporation.

As of September 30, 1999, six million shares are reserved for issuance under the 1998 option plan, 195,985 shares have been issued upon the exercise of options, options to purchase of a total of 2,796,165 shares at a weighted average exercise price of $3.95 per share were outstanding and 3,007,850 shares were available for future option grants.

1998 Nonstatutory Stock Option Plan. The EMusic 1998 nonstatutory stock option plan was approved by the board of directors in December 1998. The nonstatutory plan provides for the grant of nonstatutory stock options to employees (who are not officers or directors) and consultants.

The nonstatutory plan is administered by the board of directors or a committee thereof. Subject to the provisions of the nonstatutory plan, the board or committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

  . the number of shares of common stock covered by the option;

  . when the option becomes exercisable;

  . the per share option exercise price, which must be at least equal to 85% of the fair market value of a share of common stock on the grant date; and

  . the duration of the option (which may not exceed ten years).

Generally, options granted under the nonstatutory plan become exercisable as the underlying shares vest. Options granted under the nonstatutory plan generally vest over four years, although the board or committee may specify a different vesting schedule for a particular grant. Options granted under the nonstatutory plan are non-transferable other than by will or the laws of descent and distribution.

In the event of a change in control of EMusic, the acquiring or successor corporation may assume or substitute for the outstanding options granted under the nonstatutory plan. The outstanding options will terminate to the extent that such options are neither exercised nor assumed or substituted for by the acquiring or successor corporation.

As of September 30, 1999, five million shares are reserved for issuance under the nonstatutory plan, 20,000 shares have been issued upon the exercise of options, options to purchase of a total of 3,827,200 shares at a weighted average exercise price of $10.85 per share were outstanding and 1,155,800 shares were available for future option grants.

1999 Employee Stock Purchase Plan. A total of 250,000 shares of common stock have been reserved for issuance under the EMusic 1999 employee stock purchase plan, none of which have been issued as of the effective date of this offering. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the board or by a committee thereof. The EMusic employees (including our officers and employee directors) and those of any of EMusic subsidiaries designated by the board for participation in the purchase plan are eligible to participate in the purchase plan if they are customarily employed for more than 20 hours per week and more than five months per year. The purchase plan will be implemented by sequential offerings of approximately six months duration. EMusic has not yet determined when the first offering period will commence. Shares will be purchased on the last day of each offering period. The board may change the dates or duration of one or more offerings, but no offering may exceed 27 months. The purchase plan permits eligible employees to purchase common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on (a) the first day of the offering, or (b) the purchase date. Participants generally may not purchase more than 1,000 shares in a six-month offering period or stock having a value (measured at the beginning of the offering) greater than $25,000 in any calendar year. In the event of certain changes in control of EMusic, the board may accelerate the purchase date of the then current offering period to a date prior to the change in control unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under the purchase plan.

Limitation of Liability and Indemnification

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. EMusic's amended and restated certificate of incorporation and bylaws provide that EMusic shall indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, EMusic intends to enter into separate indemnification agreements with its directors and officers which would require EMusic, among other things, to indemnify the directors and officers against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). EMusic also intends to continue to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of EMusic's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

At present, there is no pending litigation or proceeding involving any of EMusic's directors, officers, employees or other agents in which indemnification is being sought nor is EMusic aware of any threatened litigation that may result in a claim for indemnification by any of its directors, officers, employees or other agents.

Certain Transactions and Relationships

EMusic was formed on January 8, 1998 as a Delaware corporation under the name GoodNoise Corporation. In February 1998, EMusic issued 3,100,000 shares of common stock to each of Robert Kohn, EMusic's chairman of the board, and Gene Hoffman, Jr., EMusic's chief executive officer and a member of EMusic's board, and 900,000 shares of common stock to Gary Culpepper, EMusic's executive vice president of business affairs. All such shares were issued at $0.001 per share. Of the shares issued to Mr. Culpepper, approximately 600,000 shares were subject to repurchase pursuant to a restricted stock purchase agreement. As of September 30, 1999, the restricted stock purchase agreement provides EMusic with the right to repurchase approximately 262,000 of these shares at a nominal price subject to ratable vesting over three years ending February 2001.

In February 1998, EMusic entered into an agreement to borrow $10,000 from Mr. Kohn and $50,000 from peermusic, an entity controlled by Ralph Peer, II, one of EMusic's directors, through the issuance of promissory notes bearing interest at 10.0% per annum, due in December 1998. On May 1, 1998, these notes were converted into an aggregate of 150,000 shares of common stock at $0.40 per share.

On May 11, 1998, GoodNoise Corporation, a Florida corporation, formerly Atlantis Ventures Corporation entered into an Agreement and Plan of Reorganization pursuant to which it acquired GoodNoise Corporation, a Delaware corporation. In connection with such acquisition, the Florida corporation exchanged 11,015,300 shares of its common stock for all outstanding stock of the Delaware corporation and assumed all outstanding options of the Delaware corporation for the purchase of an additional 2,032,550 shares of the Florida corporation's common stock. Following such transaction, the directors and officers of the Delaware corporation became the directors and officers of the Florida corporation. Of the shares issued as part of such transaction, 8,555,000 shares were issued to such directors and officers. The shareholders of the Florida corporation prior to the Merger had no affiliation with the Delaware corporation and following the Merger ceased to be affiliates of the Florida corporation.

On March 23, 1999, EMusic sold shares of Series B preferred stock through Warburg Dillon Read LLC, a placement agent. Mr. Tor Braham was a managing director of Warburg Dillon Read LLC at this time. Mr. Braham subsequently became a member of EMusic's board of directors on May 5, 1999. Of the 117,570 shares of Series B preferred stock sold on March 23, 1999, EMusic sold 614 shares to peermusic III, Ltd. which is affiliated with Ralph Peer, II, a member of EMusic's board of directors. We also sold 33,334 and 16,832 shares of our Series B preferred stock to affiliates of Invesco Private Capital and VantagePoint Venture Partners, respectively. As a result, Invesco Private Capital and VantagePoint are deemed to own over five percent of EMusic's outstanding common stock.

Also in connection with the sale of its Series B preferred stock, on March 23, 1999 EMusic entered into a shareholders' agreement with Mr. Kohn and Mr. Hoffman, as well as the purchasers of the Series B preferred stock. This agreement provides, among other things, that the shares of EMusic common stock owned by Messrs. Kohn and Hoffman be held subject to a right of repurchase in favor of EMusic. As of December 20, 1999, 1,943,293 and 1,672,650 shares of EMusic common stock owned by Messrs. Kohn and Hoffman, respectively, were subject to this right of repurchase. This amount decreases by 72,726 and 62,598 shares monthly, respectively, until March of 2002, when the right of repurchase expires.

Principal Stockholders

The following table sets forth the beneficial ownership of EMusic's voting stock, including optioned shares, as of December 31, 1999 by:

  . each person or entity who is known by EMusic to beneficially own more than 5% of EMusic's outstanding common stock;

  . each of EMusic's directors and executive officers; and

  . all executive officers and directors as a group.

Unless otherwise indicated, the address for each of the named individuals is c/o EMusic.com Inc., 1991 Broadway, 2nd Floor, Redwood City, California 94063. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the table is based on shares of common stock outstanding as of December 31, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within sixty (60) days of December 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

                                                          Number of
                                                          Shares of
                                                         Common Stock
                                                         Beneficially
Beneficial Owner                                            Owned     Percent(1)
----------------                                         ------------ ----------
5% Stockholders
Citiventure 96 Partnership, L.P.
 c/o Invesco Private Capital
 1166 Avenue of the Americas, Suite 2700
 New York, NY 10036 (2).................................  3,333,400       9.0%
Directors and Executive Officers
Robert H. Kohn (3)......................................  2,918,367       7.8%
Gene Hoffman, Jr. (4)...................................  3,243,667       8.7%
Joseph H. Howell (5)....................................    268,898       *
Peter M. Astiz (6)......................................    235,169       *
James R. Chapman (7)....................................    157,723       *
Tor Braham (8)..........................................     46,600       *
Ralph Peer, II (9)......................................    308,900       *
Ed Rosenblatt (10)......................................    100,000       *
Executive officers and directors as a group
 (8 persons) (11).......................................  7,279,324      19.6%

------------------
  * Less than 1%
 (1) Percentage of beneficial ownership excludes up to 6,929,048 shares issuable upon exercise of outstanding stock options and warrants.
 (2) Represents shares owned by Invesco related partnerships as follows: 58,300 shares owned by Chancellor Private Capital Offshore Partners I, C.V.; 624,000 shares owned by Chancellor Private Capital Offshore Partners II, L.P.; 379,000 shares owned by Chancellor Private Capital III, L.P.; 1,627,100 shares owned by Citiventure 96 Partnership, L.P.; and 645,000 shares owned by Drake & Co. for the account of Citiventure Private Participations III.
 (3) Includes 41,667 shares issuable upon exercise of outstanding options.
 (4) Includes 41,667 shares issuable upon exercise of outstanding options.
 (5) Includes 232,898 shares issuable upon exercise of outstanding options.
 (6) Includes 19,169 shares issuable upon exercise of outstanding options.
 (7) Includes 141,123 shares issuable upon exercise of outstanding options.
 (8) Includes 35,000 shares issuable upon exercise of outstanding options.
 (9) Includes 100,000 shares issuable upon exercise of outstanding options. Includes 61,400 shares of common stock held by peermusic III, Ltd. which were issued in connection with the conversion of shares of Series B preferred stock. Mr. Peer disclaims beneficial ownership of the shares held by peermusic III, Ltd. except to the extent of his pecuniary interest therein.
(10) Represents shares issuable upon exercise of outstanding options.
(11) Includes 681,524 shares issuable upon exercise of outstanding options.

      EMusic's Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

You should read this discussion together with the financial statements and other financial information included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. EMusic's actual results may differ materially from those indicated in these forward-looking statements.

Results of Operations

EMusic was incorporated on January 8, 1998 and is a development stage company. Through September 30, 1999, EMusic incurred costs to organize and develop an Internet website to conduct its business. EMusic began selling musical recordings over the Internet in July 1998 and began its first significant selling and marketing initiatives in the quarter ended June 30, 1999. EMusic may experience significant fluctuations in operating results in future periods due to a variety of factors, including:

  . the demand for downloadable music content and Internet advertising;

  . the addition or loss of advertisers;

  . the level of traffic on EMusic's Internet sites;

  . the amount and timing of capital expenditures and other costs relating to the expansion of EMusic's operations;

  . the introduction of new sites and services by EMusic or its competitors;

  . seasonal trends in Internet use, purchases of downloadable music and advertising placements;

  . price competition or pricing changes in the industry;

  . technical difficulties or system downtime; and

  . general economic conditions and economic conditions specific to the Internet.

The following table shows for the periods presented the dollar amounts of selected line items from our unaudited statements of operations. Because the revenues are limited, expenses stated as a percentage of revenue are not meaningful.

                           June 30,   Sept. 30,    Dec. 31,   March 31,    June 30,   Sept. 30,
                             1998        1998        1998        1999        1999        1999
                          ----------  ----------  ----------  ----------  ----------  ----------
Revenues................  $       --  $       12  $        8  $       21  $       51  $      180
Cost of revenues........          --          --           4           9          14          25
                          ----------  ----------  ----------  ----------  ----------  ----------
Gross profit............          --          12           4          12          37         155
Operating expenses:
 Product development....         919         667         925       1,654       8,444       6,011
 Selling and marketing..          --          --          --          --         556       4,771
 General and
  administrative........         172         197         205         314         883         812
 Amortization of trade
  names.................          --          --          --         334       1,348       2,283
                          ----------  ----------  ----------  ----------  ----------  ----------
  Total operating
   expenses.............       1,091         864       1,130       2,302      11,231      13,877
                          ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....      (1,091)       (852)     (1,126)     (2,290)    (11,194)    (13,722)
Interest income, net....          --           3           1           1         317         203
                          ----------  ----------  ----------  ----------  ----------  ----------
Net loss................  $   (1,091) $     (849) $   (1,125) $   (2,289) $  (10,877) $  (13,519)
Accretion of Series A
 preferred stock to
 redemption value.......          --          --         (25)         --          --          --
Beneficial conversion
 charge, Series A
 preferred stock........          --          --        (144)         --          --          --
Accretion of B preferred
 stock to redemption
 value..................          --          --          --          (8)       (214)       (224)
Beneficial conversion
 charge, Series B
 preferred stock........          --          --          --     (31,577)         --          --
Dividend on Series B
 preferred stock........          --          --          --         (40)       (529)       (493)
                          ----------  ----------  ----------  ----------  ----------  ----------
Net loss applicable to
 common Stockholders....  $   (1,091) $     (849) $   (1,294) $  (33,914) $  (11,620) $  (14,236)
                          ==========  ==========  ==========  ==========  ==========  ==========
Net loss per common
 share, basic and
 diluted................  $    (0.08) $    (0.06) $    (0.09) $    (2.31) $    (1.02) $    (1.09)
                          ==========  ==========  ==========  ==========  ==========  ==========
Weighted average common
 shares outstanding,
 basic and diluted......  12,847,724  14,591,336  14,581,212  14,674,372  11,437,948  13,057,809
                          ==========  ==========  ==========  ==========  ==========  ==========

The following discussion includes a comparison of the period from January 8, 1998 (inception) through June 30, 1998 and the year ended June 30, 1999:

Net Revenues. EMusic is a development stage company. EMusic earned no revenue from inception through June 30, 1998. For the year ended June 30, 1999, EMusic's revenues totaled $92,000. EMusic's revenues to date have been comprised of advertising and sales of physical merchandise and downloadable music recordings. In the future, EMusic expects sales of merchandise to be limited.

Cost of Revenues. Cost of revenues for the year ended June 30, 1999 include the cost of merchandise sold, credit card processing fees, royalties and other costs related to downloadable music revenues. Costs related to physical merchandise exceeded related revenues during this period. EMusic believes that the sale of physical merchandise will become an increasingly smaller portion of its future sales. As sales of physical merchandise become a lower portion of EMusic's revenues, EMusic expects that its gross margins will improve.

Product Development Expenses. EMusic began its development efforts in February 1998. Product development expenses principally consist of:

  . website development, including software engineering, audio production and graphic design;

  . telecommunications charges;

  . salaries, rent, depreciation and other expenses related to building
    EMusic's music distribution business; and

  . amortization of music content.

Product development expenses were $11,690,000 for the year ended June 30, 1999, compared to $961,000 for the year ended June 30, 1998. They were $12,651,000 from inception through June 30, 1999. These changes reflect the increase in EMusic's product development efforts, particularly in software engineering, graphic design and development of the infrastructure required to deliver downloadable music to customers.

Included in the amount above is an expense relating to the fair value of fully-vested options to advisors to purchase up to 666,000 shares of common stock at exercise prices ranging from $5.75 to $13.625 per share. EMusic also issued warrants to individuals operating in the music industry to purchase up to 1,388,300 common shares at exercise prices ranging from $7.10 to $13.625 per share. All of these options and warrants were issued at the closing market price on the date of issue. Using the Black Scholes model, EMusic estimated the total fair value of these options to be $2,379,000 and the warrants to be $5,682,000. EMusic charged the combined total of $8,061,000 to product development expense in 1999. During the period January 8, 1998 (inception) to June 30, 1999 EMusic recorded $752,000 in respect of the fair value of 280,000 options granted to advisors.

Although EMusic can not predict the timing or amounts, EMusic expects to continue to issue options and warrants to advisors in the future and to record significant charges as a result.

Selling and Marketing Expenses. EMusic incurred no significant selling and marketing costs from inception through March 31, 1999. Commencing with the launch of its EMusic brand in the quarter ended June 30, 1999, EMusic began an extensive selling and marketing campaign. As a result, selling and marketing expenses for the quarter and year ended June 30, 1999 were $556,000. EMusic also expects to enter into various strategic alliances, begin other targeted advertising and direct promotion campaigns, attend trade shows and begin other activities to attract new customers. As a result, EMusic expects to incur significant sales and marketing expenses in future periods.

General and Administrative Expenses. General and administrative expenses consist primarily of executive management, finance, legal, administrative and related overhead costs, such as rent, insurance, and depreciation. EMusic has incurred costs of $1,818,000 from inception through June 30, 1999, related to general and administrative expenses. Of these costs, $1,599,000 was incurred in the year ended June 30, 1999. In April 1999, EMusic moved its headquarters to new facilities located in Redwood City, California, resulting in an increase in rent and facilities related expenses of approximately $200,000 per quarter. EMusic expects general and administrative expenses to continue to increase as EMusic expands its staff and incurs additional costs related to the growth of its business.

The following discussion includes a comparison of the three months ended September 30, 1998 and 1999:

Net Revenues. Revenues for the quarters ended September 30, 1999 and 1998 were $180,000 and $12,000, respectively. Revenues increased in the quarter ended September 30, 1999

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primarily as a result of the growth in customer base, the increase in customer purchases and the increase in advertising revenues made possible by the increase in customer traffic on EMusic's websites.

Cost of Revenues. Cost of revenues consist of credit card processing fees, and royalties and related fees on downloadable music sales. Cost of revenues for the quarter ended September 30, 1999 were $25,000. There were no similar costs during the quarter ended September 30, 1998. Gross margins due to increased advertising revenues, for which EMusic incurred no cost of revenues.

Product Development Expenses. Product development expenses include the cost of engineering EMusic's websites and the cost of acquiring the rights to the music available for sale on its EMusic website. These costs consist principally of stock compensation charges and other expenses including salaries, contractor fees, rent and depreciation.

Stock compensation charges were $3,960,000 and $97,000 during quarters ended September 30, 1999 and 1998, respectively. These charges represent the cost of fully-vested stock warrants and stock options granted to advisors. All of these warrants and options were issued at the closing price on the date of issue, and the total value of the warrants and options were determined by using the Black Scholes model.

Other product development expenses for the quarters ended September 30, 1999 and 1998 were $2,051,000 and $570,000, respectively, reflecting an increase in EMusic's product development efforts, particularly in software engineering, graphic design, and development of the infrastructure and "e-commerce" required to deliver downloadable music from EMusic's Internet website.

We currently plan to continue aggregating a compelling repertoire of musical recordings available for customer downloads, and continue to develop the software necessary to manage such downloads, and expect product development expenses will increase in future periods.

Selling and Marketing Expenses. Selling and marketing expenses consist of advertising and promotion activities, including television, radio and magazine ads, and salaries and other costs related to selling music on the EMusic and IUMA websites. These expenses for the quarter ended September 30, 1999, were $4,771,000. There were no similar selling and marketing expenses during the quarter ended September 30, 1998. The increase in selling and marketing expenses reflects the launch of an extensive marketing campaign to establish the brand name "EMusic." Advertising and promotion costs were approximately $4 million in the quarter ended September 30, 1999. There were no similar costs in the prior quarters.

General and Administrative Expenses. General and administrative expenses consist primarily of executive management, finance, legal, administrative and related overhead costs, such as rent, insurance, and depreciation. These expenses for the quarters ended September 30, 1999 and 1998, were $812,000 and $197,000, respectively. EMusic expects general and administrative expenses to increase as EMusic expands its staff and incur additional costs related to the growth of its business.

Amortization of Trade Names

During 1999, EMusic purchased the "EMusic" and "IUMA" trade names for a combined total of $26,362,000 in cash and stock. EMusic began amortizing these costs over three-year lives, resulting in an amortization expense of $1,682,000 in the year ended June 30, 1999 and $2,283,000 in the three months ended September 30, 1999. Future amortization related to these trade names will be:

   Year ending                             Amortization
     June 30                                 Expense
   -----------                             ------------
                    2000                    $6,849,000
                    2001                     9,132,000
                    2002                     6,416,000


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Liquidity and Capital Resources

EMusic had a cash balance of $19,002,000 at June 30, 1999. For the period from inception through June 30, 1999, net cash of $5,297,000 was used for operating activities consisting of net losses of $16,320,000, substantially offset by:

  . non-cash expense of $3,131,000 associated with stock and stock options granted to advisors;

  . non-cash expense of $5,682,000 associated with warrants granted to advisors; and

  . non-cash expense of $1,682,000 associated with amortization of trade names.

As of September 30, 1999, EMusic had a cash balance of $78,904,000. For the three months ended September 30, 1999, net cash of $15,644,000 was used in operating activities consisting of net losses of $13,519,000, and an increase in prepayments as a result of prepaid advertising substantially offset by:

  . non-cash expense of $1,273,000 associated with stock and stock options granted to advisors;

  . non-cash expense of $2,687,000 associated with warrants granted to advisors; and

  . non-cash expense of $2,283,000 associated with amortization of trade names.

Additionally, EMusic purchased approximately $1,128,000 and $1,113,000 in capital equipment from inception through June 30, 1999 and for the three months ended September 30, 1999, respectively. EMusic expects to incur negative cash flow from operations for the foreseeable future, as it continues to develop its business.

In October 1998, EMusic raised proceeds of approximately $500,000 through the sale of 500 shares of Series A preferred stock and warrants to purchase 100,000 shares of common stock. The Series A shares were subsequently converted into shares of Series B preferred stock.

During the period from December 1998 through March 1999, EMusic received loans in the form of convertible notes payable totaling $1,743,000. The notes, which bore interest at 10% per annum and were to mature on March 31, 1999, represented bridge loans in advance of the Series B preferred stock financing. All outstanding principal and accrued interest due under these notes converted into an aggregate of 7,109 shares of Series B preferred stock upon the closing of the Series B financing.

On March 23, 1999, EMusic completed a private placement of approximately 117,570 shares of Series B convertible preferred stock, which includes the conversion of outstanding convertible notes and Series A shares into Series B shares. Total proceeds, including proceeds from the convertible notes, were $31,577,000, net of issuance costs of approximately $2,724,000, of which approximately $100,000 remained in accrued liabilities at June 30, 1999. The Series B preferred stock was convertible at anytime at the option of the holders into 11,757,000 shares of EMusic's common stock. As a result of the beneficial conversion feature given to the holders of the Series B preferred stock, EMusic recorded a charge, limited to the net proceeds received, in the quarter ended March 31, 1999.

In April 1999, EMusic entered into a five-year lease agreement for new office space. Under the terms of the agreement, EMusic will make minimum monthly lease payments of approximately $67,000 for a period of 60 months beginning in April 1999. This monthly amount includes certain maintenance costs associated with the leased space, and is subject to annual increases based on the Consumer Price Index.

On September 24, 1999 EMusic completed a public offering of 5,270,000 shares of common stock resulting in proceeds of $78,573,000, net of issuance costs of approximately $1,109,000, of which $1,069,000 remained in accrued liabilities at September 30, 1999.

We believe that EMusic's existing capital resources will be sufficient to fund its current level of operating activities, capital expenditures and other obligations through the next 12 months. However, if during that period or thereafter EMusic is not successful in generating sufficient liquidity from operations or in raising sufficient

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capital resources, on terms acceptable to it, this could have a material adverse effect on EMusic's business, results of operations liquidity and financial condition.

Year 2000 Readiness

Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates or have been programmed with default dates ending in 99, the common two-digit reference for 1999. As a result, as EMusic transitions from the 20th century to the 21st century, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists concerning the scope and magnitude of problems associated with the year 2000 issue.

State of Readiness. Although EMusic has not conducted a formal audit internally or by any third party, the software used in EMusic's internal systems has either been developed by EMusic or has been purchased in the last 12 months. As a result, EMusic believes its internal systems are year 2000 compliant. To date, EMusic has not had any Year 2000 issues arise with any of its systems.

Costs. To date, EMusic has not incurred any material costs directly associated with its year 2000 compliance efforts, except for compensation expenses associated with its salaried employees who have devoted some of their time to EMusic's year 2000 assessment. EMusic does not expect the total cost of year 2000 problems to be material to its business. Despite EMusic's current assessment, EMusic may not identify and correct all significant year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could substantially harm EMusic's business.

Risks. EMusic is not currently aware of any year 2000 readiness problems relating to its internally-developed proprietary systems that would substantially harm its business. EMusic may discover year 2000 readiness problems in these systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into EMusic's material systems may need to be revised or replaced, all of which could be time-consuming and expensive. EMusic's failure to fix or replace its internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could substantially harm EMusic's business. Moreover, EMusic's failure to adequately address year 2000 readiness issues in EMusic's internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of EMusic's control may not be year 2000 ready. The failure by these entities to be year 2000 ready could result in a systemic failure beyond EMusic's control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent EMusic from delivering its services to its customers, decrease the use of the Internet or prevent users from accessing websites.

Contingency Plan. As discussed above, EMusic is engaged in an ongoing year 2000 assessment and has not yet developed any contingency plans.

Quantitative and Qualitative Disclosures About Market Risk

EMusic has considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." EMusic had no holdings of derivative financial or commodity instruments at September 30, 1999. However, EMusic is exposed to financial market risks, including changes in interest rates. All of EMusic's revenue and capital spending is transacted in U.S. dollars. EMusic's investments portfolio comprises amounts invested in short term cash deposits and therefore EMusic believes that the fair value of its investment portfolio or related income would not be significantly impacted by increases or decreases in interest rates due mainly to the short-term nature of its investment portfolio. However, a sharp increase in interest rates could have a material adverse effect on the fair value of its investment portfolio. Conversely, sharp declines in interest rates could seriously harm interest earnings of EMusic's investment portfolio.

The table below presents principal amounts by expected maturity (in U.S. dollars) and related weighted average interest rates by year of maturity for EMusic's investment portfolio as at September 30, 1999.

                                             Due within
                                              one year   Thereafter    Total
                                             ----------  ---------- -----------
   Cash..................................... 78,904,000     $--     $78,904,000
     Weighted Average Interest Rate.........       5.18%     --
   Total Portfolio.......................... 78,904,000     $--     $78,904,000
                                             ==========     ====    ===========

Recent Accounting Pronouncements

In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1 or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. EMusic is currently evaluating the impact of SOP 98-1 on its financial statements and related disclosures.

In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. EMusic believes the adoption of SOP 98-5 will not have a material impact on its results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. EMusic does not currently hold derivative instruments or engage in hedging activities.

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

                            INFORMATION ABOUT TUNES

Tunes is an online music network, providing music fans with extensive and exclusive music content, community features and e-commerce services. Tunes' network of websites ranked among the top five music content websites as measured by unique visitors in October 1999. Tunes' hub website, Tunes.com, is a "one-stop shop" designed to appeal to a broad spectrum of music fans by covering a wide range of genres, from urban to rock to classical. The Tunes.com website is supported by and integrated with Tunes' network of genre-specific websites Rollingstone.com--rock and pop, and Downbeatjazz.com--jazz and blues. Tunes has built these websites through Tunes' exclusive relationships with leading music industry magazines, Rolling Stone and Down Beat. Tunes' websites provide advertisers and retailers with an attractive channel to reach consumers across both broad and targeted demographic groups. Tunes generates revenue from a number of sources, including advertising, sponsorships, promotions, e-commerce and content syndication.

Tunes' sites offer one of the Web's most comprehensive collections of music content, including approximately 1,000,000 song clips, 1,000 music videos, 130,000 album reviews and 85,000 artist profiles. Through Tunes' websites, a visitor may:

  . watch a live concert or music video;

  . read a daily news story, artist biography or album review;

  . listen to an audio preview of an album or to Rolling Stone Radio or Tunes
    Radio, Tunes' originally programmed Internet radio;

  . download near CD-quality digital music;

  . communicate with fellow fans through home pages, chat sessions or message boards; or

  . buy CDs.

In addition to producing Tunes' websites, Tunes provides its content to a number of major websites, including Yahoo!, Netscape, Lycos and Snap, as well as approximately 5,000 fan websites and over 100 radio station websites. Tunes is also a featured content provider, or anchor tenant, on America Online's music channel, where Tunes' "Rolling Stone" button, linking users to Rollingstone.com, is prominently displayed.

Tunes' websites have grown significantly in 1999. Monthly page views have increased from 10.7 million during October 1998 to 28 million during November, 1999. Registered users have increased from 308,000 as of December 31, 1998 to 1,260,000 as of November 30, 1999. Tunes intends to continue to increase its websites' traffic and user base by capitalizing on the brand recognition of Rolling Stone and Down Beat to promote Tunes' websites and the Tunes.com brand, expanding Tunes' music content and community features and selectively pursuing e-commerce opportunities.

Industry Background

 The Web as a New Medium for Advertising and Commerce

The Web is becoming an essential medium for advertisers because it offers a level of targetability, interactivity and measurability not available in traditional media. Through the Web, advertisers can efficiently reach specific population groups and selected individuals with highly targeted interactive advertisements and promotions. In addition, advertisers can measure the reach of an advertisement by tracking the number of times an advertisement has been viewed as well as the responses to the advertisement. Forrester Research estimates that online advertising in North America will increase from $1.3 billion in 1998 to $10.7 billion in 2003.

The Web is also emerging as a medium for global commerce. A growing number of consumers are transacting business over the Web, including purchasing CDs, paying bills, booking airline tickets, trading securities and purchasing other consumer goods. Online transactions can be faster, less expensive and more convenient than

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traditional commerce. Forrester Research estimates that the total value of retail goods and services, other than automobiles and travel, purchased on the Web in the United States will increase from $4.8 billion in 1998 to $78.6 billion in 2003.

 The Music Industry

Music is one of the world's leading forms of entertainment. It is also big business. According to the Recording Industry Association of America, domestic sales of recorded music were $13.7 billion in 1998.

Historically, consumers' ability to discover new songs and artists has been strongly influenced by large record labels and traditional media, such as radio, television and print. Record labels sign many artists to long-term contracts and then deploy significant resources and capital to promote and distribute the music of only those artists that they consider most promising. Radio stations have also had a significant impact on consumers' access to music by de-emphasizing the introduction of new music in favor of programming strategies designed to appeal to the largest possible audience.

Despite the influence of major record labels and traditional media, there has been an increasing number of new genres, artists and releases, resulting in a rapidly growing catalog of available music. In addition, there has been significant growth in the number of independent labels, which has been fueled largely by artists, such as rap artists in the early 1980s, who created new non-mainstream genres.

 Music and the Web

The Web is emerging as an important source of music, dramatically altering the way consumers discover, listen to and purchase music. According to Jupiter Communications, domestic sales of recorded music over the Internet are projected to grow from approximately $36.6 million in 1997 to $1.6 billion in 2002. The Web offers music fans major advantages over traditional media, such as unprecedented interactivity and access to new and archived music content on demand. Since music initially appeared on the Web, the number and types of music websites have expanded to include content, fan, e-commerce and downloadable music sites. As a result, both consumers and artists have embraced the Web as an attractive medium for exploring and distributing music content. Forrester Research estimates that approximately 50 million individuals will be capable of downloading and playing digital music by the end of 1999. In addition, a number of artists, such as Public Enemy, Green Day, Hole and Todd Rundgren, either sell CDs directly through their websites or allow visitors to purchase and download digital music.

Music consumers have increasingly used their computers to play music that they receive, or download, from the Internet and to store audio files for playback on their computers and on portable devices. Because music files can be very large, technologies have been developed that compress the size of these files. These compression technologies now permit consumers to download to their computers near CD-quality audio files at rates that are much faster than uncompressed file formats. As a result of consumers' acceptance of downloading music, numerous compression technologies have been developed by companies such as a2b Music, Liquid Audio, Microsoft, Nullsoft and RealNetworks, and have become widely available and used. In part as a reaction to consumer acceptance of these technologies and in part pressed by a concern over piracy, record labels have formed relationships to promote standards for digital music delivery. For example, BMG Entertainment, Sony Music Entertainment and Universal Music Group, among others, and leading technology providers, such as IBM, Microsoft and RealNetworks, have formed the Secure Digital Music Initiative with the objective of developing a standard for digital music security. Other initiatives similar to SDMI have formed. However, no single standard has emerged for the digital distribution of music.

The convergence of music and the Web has produced numerous music-related websites. Most of these websites, however, offer relatively limited content, features and services or are restricted to a specific genre, artist or record label. As a result, consumers often must navigate a bewildering array of websites without any assurance of fulfilling their online music needs.

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 The Tunes.com Solution and Strategy

Tunes intends to create the premier online music network, providing music fans with extensive and exclusive music content, community features and e-commerce services. Tunes provides a compelling online music experience that attracts and engages Tunes' visitors by featuring exclusive content from two of the leading names in music: Rolling Stone and Down Beat. In addition, Tunes offers music content covering a wide range of genres to attract visitors of diverse tastes. Tunes' websites present Tunes' content in an organized format that is easy to use and intuitive, with interactive community features that provide users with an enjoyable music experience. Tunes intends to continue to expand Tunes' traffic and user base to provide advertisers with an attractive channel designed to reach both broad and targeted demographic groups. Tunes' strategy is to:

  . Deliver compelling music content. Tunes plans to expand Tunes' music content through strategic relationships and the development of original music content. Tunes intends to acquire and develop additional audio and video content, including live and archived concerts, music videos, audio samples and downloadable digital recordings. In addition, Tunes intends to continue to create and compile exclusive and original music content that it believes will attract and engage its users, such as news, biographies and album reviews, and that provides users with a third-party, editorial perspective. Tunes also may deploy additional sites focused on other genres.

  . Provide easy to use and feature-rich web sites. Tunes will continue to compile and organize content and utilize the latest technologies to enable users to simply and quickly access the content they want. In addition, Tunes enables users to tailor their search of Tunes' vast collection of music content to suit their individual preferences. Based on individual preferences, Tunes offers users suggestions about content that may interest them. In addition, Tunes plans to continue to provide the latest technologies so that Tunes may offer enhanced interactive and multimedia content. Current examples of such features include the ability to download video and audio for later use and receive Web broadcasts, or streaming, of video and audio. As part of this strategy, Tunes has joined with technology companies, such as Microsoft and RealNetworks, to develop specific applications. For example, through Tunes' relationship with RealNetworks, Tunes launched Rolling Stone Radio, Tunes' Web-based radio, and Tunes is working with Microsoft to develop an enhanced broadband video section of the Rollingstone.com website. See "--Strategic Relationships--Technology and E-commerce Relationships."

  . Grow Tunes' music community. Tunes has designed its hub website to develop a loyal and active community of music fans dedicated to the Tunes.com network. Interactive features include Tunes' chat rooms, message boards and email capabilities. Tunes plans to continue to introduce new features that will extend and unify Tunes' user base, such as expanded home pages and allowing users to email sound clips to each other. Tunes' websites enable users to create, post and share new content with other users. For example, Tunes enables users to post their own album reviews. In addition, Tunes' "Download This" feature allows music fans to freely download music created and provided to Tunes by independent artists. User-generated content is a dynamic source of music information and encourages regular and active participation in the community. Tunes believes that the more time a user invests to develop content and interact with others on its sites, the more likely it is that such a user will continue to return to Tunes' sites for music content.

  . Leverage the Rolling Stone and Down Beat brands. Assuming the completion of the merger, Tunes plans to significantly increase Tunes' general marketing and promotional activities through traditional and new media to increase user traffic and to further capitalize on the brand awareness of Rolling Stone and Down Beat magazines. Tunes will also seek to drive user traffic through a combination of additional distribution relationships, such as Tunes' relationship with America Online and Lycos, and through other forms of offline and online promotion.

  . Generate advertising and sponsorship revenue. As Tunes grows its user base and traffic, Tunes will develop an increasingly attractive channel for advertisers to reach consumers. Tunes emphasizes the attractive demographics of its user base, the emotional appeal and power of music to Tunes' users, and the ability to target specific segments of its audience based on their music preferences. Tunes intends to

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

   significantly expand its sales force and marketing efforts in order to capitalize on advertising and sponsorship revenue opportunities.

  . Generate e-commerce revenue. As part of its goal to provide Tunes' users with a comprehensive music experience, Tunes intends to expand its e-commerce services. For example, Tunes intends to grow its existing CD sales. In December 1999, Tunes launched an online store featuring music-related and other merchandise.

Tunes' Websites

Tunes' network of websites consists of Tunes' hub site, Tunes.com, as well as Tunes' branded genre-specific websites: Rollingstone.com and Downbeatjazz.com.

 Tunes.com Hub Site

Tunes intends to establish Tunes.com as the Web's definitive music site by capitalizing on one of the Web's largest collections of music content, personalization tools and compelling genre-specific programming. By providing customizable access to content residing on Rollingstone.com and Downbeatjazz.com, as well as content from other third parties, Tunes can provide a single site solution for accessing, exploring and enjoying music content and buying music on the Web. While many other sites are primarily focused on specific genres, Tunes.com provides the user with access to a wide range of music. Users can enjoy revisiting classics as well as exploring new music. In addition, Tunes.com's features facilitate the discovery of music particularly suited to each user's tastes and present easy and efficient access to one of the largest catalogs of music information on the Web.

 Genre-Specific Websites

Each of Tunes' genre-specific sites features one of the major genres of music. Tunes believes each of its genre-specific websites is positioned to be a leading online destination for music fans who prefer to focus on a particular style of music. These sites may be accessed directly and are also integrated with the Tunes.com hub website.

  . Rollingstone.com--Tunes developed the Rollingstone.com website in conjunction with Rolling Stone magazine. Tunes believes that it has positioned Rollingstone.com to become the leading rock and pop website by capitalizing on Rolling Stone's brand, offline marketing and promotion, long-standing label and artist relationships and exclusive new and archived content. The Rollingstone.com website was launched in March 1998 and generally attracts users 15 to 35 years of age.

  . Downbeatjazz.com--Tunes developed the Downbeatjazz.com website in conjunction with Down Beat magazine, one of the oldest and most recognized jazz and blues music publications. Launched in February 1999, the Downbeatjazz.com website is expected to attract visitors similar to Down Beat magazine's 25 to 54 age demographic.

Tunes has also operated Tunes' initial website, JAMtv.com, since March 1997. Tunes is currently redirecting traffic from this site to the Rollingstone.com website and will cease operating the JAMtv.com website on or before June 30, 2000. See "Risk Factors--Tunes needs to increase public awareness of its brands or it may not be able to attract a significant number of visitors to Tunes' websites." In addition, Tunes developed the TheSource.com website in conjunction with The Source magazine, an urban and hip-hop music and lifestyle magazine. By mutual agreement, at the end of 1999, Tunes will cease operating the TheSource.com website and turn over the operation of the website to the publisher of The Source magazine.

The Tunes.com hub site, together with Tunes' genre-specific sites, offers a variety of content, community and e-commerce features to Tunes' users. Tunes believes that by providing a comprehensive online music experience, it will attract and maintain a growing base of dedicated users.

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

 Content

Tunes offers one of the Web's most comprehensive collections of music content, including approximately 1,000,000 song clips, 1,000 music videos, 130,000 album reviews and 85,000 artist profiles covering 18 major genres. On Tunes' sites, a visitor may:

  . watch a live concert in Tunes' Virtual Venue, a high bandwidth music video in Tunes' Big Video section or music news in Tunes' Daily Video News;

  . read a daily news story, artist biography or album review;

  . listen to an audio preview from an album or to Rolling Stone Radio, Tunes' originally programmed Internet radio;

  . download near CD-quality digital music through a number of technologies including a2b Music, Liquid Audio, mp3 and Windows Media;

  . browse Tunes' extensive collection of artist photos in Tunes' Gallery;

  . post concert or album reviews;

  . access concert tour information; or

  . access user generated reviews or music.

Tunes believes the quality, quantity and nature of its content provides a valuable online music experience for its users. Tunes' magazine content providers furnish Tunes with a continuing source of new and fresh content such as news, photos, interviews, feature stories and album and concert reviews. Tunes' magazine content providers also give Tunes access to their historical archives. For example, Rolling Stone provides Tunes with over 30 years of Rolling Stone covers and reviews, while Down Beat provides Tunes with over 60 years of photographs and profiles of legendary jazz musicians. Tunes' editorial and artist relations staff focuses on developing and acquiring content with and from artists and many of the major and independent record labels. Tunes currently obtains and develops content from BMG, EMI, Sony Music, Universal, Beggars Banquet, CMC International, Epitaph, Mute, No Limit/Priority, Platinum, Sub-Pop and TVT Records.

Through these relationships Tunes has been able to offer a variety of music content on its websites, including interviews, broadcasts over the Web, also known as webcasts, music videos and in-studio performances. Tunes has featured video interviews and performances from a variety of new and established artists and events, including:

 Webcasts

  . Dave Matthews Band

  . Farm Aid

  . Garbage

  . KISS

  . Lilith Fair

  . Metallica

  . The Rolling Stones

  . Sheryl Crow

  . The Smashing Pumpkins

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

 Interviews

  . Beck

  . Ben Folds Five

  . Bush

  . Jonny Lang

  . Julian Lennon

  . Kid Rock

  . Luscious Jackson

  . Motley Crue

  . Van Halen

 Videos

  . Backstreet Boys

  . Britney Spears

  . Green Day

  . Liz Phair

  . Mariah Carey

  . Master P

  . Snoop Dogg

  . TLC

  . Usher

 Community

Tunes encourages visitors to Tunes' websites to become active participants in Tunes' user community. Membership is free and only requires that a visitor provide his or her email address, zip code, age and gender, and choose a member name and password to be used throughout the site. Once registered on the Tunes.com website, members may use a variety of features and personalization tools which are designed to facilitate active membership participation and loyalty.

Tunes believes that music fans' tastes are an important part of their personal identity and a powerful magnet for forming online communities. Tunes' personalization tools facilitate community development by enabling members to actively express and share their music interests with each other. Upon registering with Tunes.com, Tunes' site automatically creates a member profile page called MyTunes which offers users a range of personalization tools. Through MyTunes, a member may:

  . create a personal profile which includes a personal portrait, a virtual
    CD collection catalogue and a selection of favorite artists;

  . receive artist and album recommendations based upon usage history, personal selection and demographic profile;

  . customize the look and feel as well as the type of content displayed on their Tunes.com home page;

  . display a teaser profile of their MyTunes page to users with similar music interests; and

  . browse other MyTunes profiles to discover favorite albums and artists of other members and to read their album reviews.

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

Many of Tunes' community activities and features encourage user interaction and the creation of user-generated content. Through Tunes' community-building activities and features, members may:

  . access email features, chat rooms or message boards;

  . write and post album reviews; and

  . upload original music for other members to download and enjoy.

These activities provide an additional source of music discovery and encourage regular, active participation in Tunes' community. Tunes believes that the more time a user invests to develop content and interact with others on Tunes' sites, the more likely it is that such user will continue to return to Tunes' sites for music content.

 Commerce

As part of Tunes' strategy to provide users with a comprehensive music experience, Tunes currently sells music CDs to consumers directly through Tunes' Tunes.com website. In addition, CDs are sold on Tunes' genre-specific websites through CDnow and on Rolling Stone Radio through Amazon.com.

In December 1999, Tunes launched an online merchandise and memorabilia store that will be integrated with its websites. Tunes initially expects to sell licensed apparel such as t-shirts, jerseys and hats, jewelry, limited edition lithographs and prints and memorabilia such as clothing and instruments. Tunes is also pursuing e-commerce opportunities through strategic and marketing relationships with retailers and service providers focused on Web distribution. Tunes believes that having broad based but targetable audiences on its sites provides Tunes with excellent opportunities to build strategic e-commerce relationships with clothing retailers, consumer electronic suppliers, music and booksellers and others.

Advertising Sales and Promotion

Tunes generates a substantial portion of its revenue by selling advertising and promotions prominently displayed on Tunes' websites. Tunes generated $970,000, or 39%, of Tunes' revenue from advertising and promotion in 1998 and $2.5 million, or 74%, of Tunes' revenue from advertising and promotion for the nine months ended September 30, 1999. Because music preferences are frequently considered by advertisers to be indicative of an individual's interests and lifestyle, Tunes gathers extensive data on site traffic, user demographics, personal interests and psychographic data, using industry-standard measurement tools. Tunes uses this data with the goal of providing its advertisers with a large, demographically desirable audience, which can be targeted by segment, genre and individual tastes.

Tunes offers several different advertising options that may be purchased as stand alone products or as part of a more integrated marketing campaign. Additionally, unlike traditional websites that offer only text based banner advertisements, Tunes' extensive use of audio, video and multimedia content on its websites enables Tunes to offer advertisers compelling rich-media advertisements. Advertising options on Tunes' sites include:

Banners. Tunes offers banner advertisements on a general rotation or "run of site" basis primarily to advertisers seeking to establish general brand recognition across one or more of Tunes' sites. Targeted banner campaigns generally appeal to advertisers seeking to communicate a particular message regarding their product or service and are displayed when a user browses through specific content sections on Tunes' sites.

Sponsorship. Tunes also offers sponsorship opportunities that enable advertisers to associate their messages with Tunes' websites, live concerts and coverage of events, such as Farm Aid and Lilith Fair, and special features of Tunes' websites, such as Big Video and Daily Video News. Sponsorships are generally in the form of special promotions or contests and are offered through fixed positions within Tunes' websites. Tunes typically sells sponsorships for a fixed monthly fee over the life of the contract and may include other advertising components such as general rotation or targeted banner advertisements or emails.


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

Rich media. Tunes offers advertisers the ability to place their messages in rich-media formats, which incorporate audio, video or other multimedia elements. These advertisements typically are incorporated into the presentation of music videos, Daily Video News, audio clips, concert webcasts, audio and video interviews and multimedia features. These advertisements are presented to Tunes' users prior to, during, or at the conclusion of the performance of Tunes' streaming or multimedia content. Tunes currently sells these advertisements at a higher rate than its traditional banner ads.

Targeted promotions. Targeted promotions are designed to communicate to users a "call to action" such as directly purchasing a product or service, registering as a member with the advertiser or entering a particular contest. Tunes is typically paid for targeted promotions through a combination of a flat fee and a per action basis.

Tunes targets traditional music advertisers for advertising on its websites, including consumer product and service companies, record labels, entertainment companies, technology companies, consumer electronics manufacturers, motion picture studios, home video distributors, book publishers and automobile companies. Since January 1998, Tunes has had over 100 advertisers. Tunes' largest advertisers, based upon Tunes' revenue during 1999, include:

  . 3Com                      . Forward Slash           . Philips



  . American Express          . IBM                     . RealNames



  . Animalhouse.com           . Lycos                   . Sony



  . Ashford.com               . Media X                 . Sprint



  . Berkeley Systems          . Microsoft               . TDK



  . Brown-Forman              . MP3.com                 . Second Spin



  . CDnow                     . musicmaker.com          . The Globe



  . College Club              . MusicFile               . Toshiba



  . Columbia House            . Net Radio               . Universal Studio



  . ebates                    . Netscape                . Varsity Books



  . Excite                    . NFL                     . Virgin Atlantic



  . Fans Only                 . Oldsmobile              . VR Services


  . Fortune City              . On Now

Prior to October 1998, Tunes primarily used a third-party to sell advertising on its sites. Between December 31, 1998 and September 30, 1999 Tunes increased its internal sales staff from five to twenty employees. In May 1999, Tunes hired a Vice President of Sales and began to focus even more resources on building and developing Tunes' sales staff. Tunes believes that having an internal sales force allows Tunes to better understand, respond to and meet advertisers' needs. Tunes also believe an internal sales force increases Tunes' access to potential advertisers and enables it to maintain strong relationships with its existing advertising clients. Tunes' sales staff creates a variety of value-added packages for advertisers that integrate an advertiser's message with content available on Tunes' websites. Tunes' sales staff includes Internet sales personnel as well as those from traditional media. Tunes uses Net Gravity ad serving software to provide advertising management and delivery services for Tunes' sites and to provide advertisers with reports describing the delivery of their advertisements.

Marketing

Tunes employs a variety of methods to promote its brands and drive traffic to its websites. In addition to print ads and promotion in Rolling Stone, Down Beat and other publications, Tunes advertises on other websites and

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on radio stations. Tunes has advertised on leading websites, including CBS
Sportsline, Excite, InfoSeek, Lycos, Microsoft Network and Yahoo!, as well as popular consumer sites like Alloy.com, TalkCity.com and TheOnion.com. Tunes maintains an aggressive public relations program generating online, print and broadcast press coverage, as well as speaking opportunities for Tunes executives. Tunes employs online direct marketing; 1) by developing its own online newsletters with over 400,000 subscribers, and 2) purchasing targeted opt-in lines for content- and event-specific promotional efforts. Tunes creates from six to 12 sweepstakes and contests each month designed to generate traffic on Tunes' websites and to promote user registrations and newsletter subscriptions. Tunes also has an active grassroots program that includes employees who interact directly with fan sites, newsgroups and message boards, providing site news and promotions. Tunes has an affiliate program, "Steal Our Sites", with over 16,000 affiliate sites driving traffic to the Tunes Network. In addition, Tunes distributes promotional materials at selected music and technology industry events and on college campuses. Tunes is involved in a variety of promotions where links to its websites are bundled into software products distributed online or through other retail channels. Tunes utilizes cross-promotional arrangements to secure advertising, promotional considerations and increase traffic.

Strategic Relationships

 Content Providers

Tunes believes that its strategic relationships with the publishers of Rolling Stone and Down Beat magazines will help establish its network of websites as the premier destination for music content on the Web.

Rolling Stone. In November 1997, Tunes entered into an agreement with Straight Arrow Publishers, the publisher and owner of Rolling Stone magazine, which makes Tunes the exclusive licensee on the Internet of selected content of all domestic editions of Rolling Stone, including covers, photos, feature stories, reviews, editorials and access to the archives of Rolling Stone. Tunes also sublicenses this content to third parties in conjunction with Straight Arrow. Tunes' agreement with Straight Arrow remains in effect until February 2011, and, at that time, will be renewed automatically until February 2016 if EMusic's market capitalization is at least $2 billion at the time of renewal. Straight Arrow may terminate this agreement earlier if Tunes does not fulfill its contractual obligations. See "Risk Factors -- Tunes depends on its exclusive relationships with the publishers of Rolling Stone and Down Beat magazines for content and their brand name recognition and may not be able to attract visitors to Tunes' websites if these relationships terminate." Tunes pays Straight Arrow an annual license fee of $1.0 million, which increases to $1.3 million in 2001 and $1.5 million in 2006, subject to annual increases based on the consumer price index for the immediately preceding year. In June, Tunes also made a one-time license fee payment of $1.5 million to Straight Arrow, which was triggered by Tunes' May 1999 private placement of preferred stock. Under the agreement, Tunes also is required to purchase at least
$1.1 million of annual advertising in Rolling Stone. In return, Tunes receives recurring editorial coverage in Rolling Stone and the right to include, in selected issues of the magazine, its "Connected CDs," containing music, interviews and video material as well as additional web-enabled and encrypted multimedia content. Tunes generally pays Straight Arrow 10% of advertising revenue from Rollingstone.com. For sublicensing of Rolling Stone content, the party responsible for originating the business receives 15% of the revenue, and Tunes splits the remaining 85% with Straight Arrow evenly. In connection with the agreement, Tunes also granted Straight Arrow warrants to purchase 28.5% of Tunes' common stock outstanding as of December 8, 1999, assuming the exercise and conversion of all options, warrants, including the Straight Arrow warrants, and convertible securities. Straight Arrow also has the right to appoint one member of Tunes' board of directors during the term of the agreement.

Down Beat. In February 1999, Tunes entered into an agreement with Maher Publications, the owner and publisher of Down Beat, one of the world's leading and longest standing magazines featuring jazz and blues. Tunes' agreement with Maher Publications makes Tunes the exclusive licensee on the Internet of selected content of Down Beat, including covers, photos, feature stories, reviews, editorials and access to the archives of Down Beat. Tunes also sublicenses this content to third parties in conjunction with Maher Publications. Under this agreement, Tunes also obtained the right to use the Downbeatjazz.com domain name and the right to use

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

the "DownBeat" and "DownBeat.com" trademarks and their derivatives in connection with the Internet. Tunes' agreement with Maher Publications remains in effect until February 2001. Maher Publications is required to promote Downbeatjazz.com in Down Beat magazine. Tunes is not required to pay any fixed licensing fees to Maher Publications. Rather, the agreement provides for Tunes' payment of 50% percent commissions to Maher Publications with respect to advertising revenue generated at Downbeatjazz.com website or on the Internet through the sublicensing of Down Beat content or the sale of related merchandise.

 Distribution Network

A key element of Tunes' strategy is to generate consumer awareness of its websites and brand names and to increase traffic to its websites. One way that Tunes is seeking to accomplish these goals is, in part, by establishing contractual relationships through which Tunes' content is distributed on the Web by third parties. Some of these relationships provide for links from third party websites to Tunes' websites. During the three months ended November 30, 1999, traffic from Tunes' four largest distribution channels accounted for 8% of traffic to Tunes' sites and no single distribution channel accounted for more than 5% of traffic to Tunes' sites. In most cases, Tunes' relationship is not exclusive and Tunes' competitors may also distribute their content through these parties. In addition, these distribution outlets compete with Tunes for traffic. See "Business--Competition."

Infrastructure, Operations And Technology

Tunes has developed an operating infrastructure based upon an architecture designed to be reliable, secure and scalable. Tunes maintains twenty active Web application servers, ten database servers and ten application servers. Tunes' servers use a variety of Microsoft products, including the Microsoft Windows NT
4.0 operating system. Tunes tries to maximize the performance of its servers by directing traffic to the least busy server. Tunes also uses third-party Web-based applications to transmit content to, and provide services on, its websites.

Tunes' primary Web servers are maintained at Exodus Communications, Inc. in Jersey City, New Jersey and El Segundo, California. Exodus provides fire suppression systems, earthquake-bracing systems, physical security, 24 hours a day, seven days a week on-site systems monitoring and administration, and multi-level redundant power, connectivity and backup systems. Tunes depends upon Exodus' ability to protect Tunes' systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, vandalism and other events. See "Risk Factors-- Tunes may have capacity constraints and may be subject to system disruptions, which could reduce Tunes' revenue."

Tunes' operations are also dependent upon timely installations of lines and feeds and computer downloads from Tunes' webcast venues and content providers. See "Risk Factors--Tunes depends upon timely installations of lines, feeds and downloads, and their failures may result in disruptions in Tunes' services." Tunes also depends upon Web browsers, Internet service providers and online service providers to provide users access to Tunes' websites. Any substantial increase in the volume of traffic on Tunes' websites or the number of simultaneous users will require Tunes to expand and upgrade Tunes' technology, systems and network infrastructure. See "Risk Factors--Tunes may have capacity constraints and may be subject to system disruptions, which could reduce Tunes' revenue."

Tunes keeps all of its back-up production and development servers, located in Chicago, behind firewalls for security purposes and does not allow outside access to Tunes' operating systems, except through special channels which Tunes believes are secure. Tunes has implemented strict password management and physical security measures. Tunes also has a computer security response team to address security risks and vulnerabilities and respond to security alerts.

Competition

The market for online music content, communities and commerce is new, rapidly changing and intensely competitive. The number of websites on the Internet competing for consumers' attention and spending has

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proliferated. In addition, the broader entertainment industry is intensely competitive. Tunes expects that competition will continue to intensify. Tunes believes that the primary competitive factors in building a network that is attractive to advertisers and for e-commerce are functionality, brand recognition, quality and variety of content, member loyalty, demographic focus, variety of value-added services, ease-of-use, quality of service, reliability and critical mass. Tunes competes, directly and indirectly, for advertisers, viewers, members, customers and content providers with the following categories of companies:

  . publishers and distributors of traditional media, such as television, radio and print, including MTV, VH1, CMT, SPIN and their Internet affiliates;

  . online services or websites targeted at music consumers, such as SonicNet, ARTISTdirect/ Ultimate Band List and Launch;

  . general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to music and entertainment-related content and services;

  . Web search and retrieval services and other online services such as Excite, Infoseek, Lycos and Yahoo!;

  . online music retailers such as CDnow and Amazon.com;

  . Internet radio services such as Spinner Networks and NetRadio;

  . traditional music companies, including BMG Entertainment, EMI Group, Sony
    Music Entertainment, Time Warner and Universal Music Group;

  . companies offering digital music compression formats, such as those of IBM, Liquid Audio, Microsoft and RealNetworks;

  . companies focused on digitally distributed music, including MP3.com, eMusic, formerly Good Noise, and various private companies; and

  . online services or websites targeted to enthusiasts of particular artists or bands, including websites maintained by their labels.

Tunes anticipates that the number of direct and indirect competitors will increase in the future. This could result in greater and intensified competition for users, price reductions for Tunes' advertising, reduced margins, greater operating losses or loss of market share, any of which would materially adversely affect Tunes' business, results of operations and financial condition.

Tunes believes its programming and content compete favorably with its competitors, as some of them lack brand recognition, depth and breadth of content and quality entertainment experience. However, many of Tunes' current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, significantly greater name recognition and substantially larger user and/or membership bases than Tunes does and, therefore, have a significantly greater ability to attract advertisers and users. New technologies and the expansion of existing technologies may increase the competitive pressures on Tunes. In addition, many of Tunes' competitors may be able to respond more quickly than Tunes to new or emerging technologies and changes in Internet user requirements and to devote greater resources than Tunes can to the development, promotion and sale of their services. See "Risk Factors--Tunes' market is highly competitive which may adversely affect Tunes' revenue and business."

Intellectual Property

The music, music videos and live and archived webcasts featured on Tunes' sites include copyrighted works of third parties, including record labels, artists and songwriters. Each piece of music or music video content may have multiple copyright owners, some with rights in the sound recording covering the particular performance, others with rights in the musical composition covering the lyrics and music, and in the case of music videos, others with rights to the visual content. Tunes has different licensing arrangements with these parties depending

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on Tunes' use of the song or music video and the length of portion of the song included. In some cases, Tunes uses content without a license because it does not believe a license is required; however, this area of the law is uncertain. Tunes' arrangements range from binding written contracts to informal arrangements based on the promotional nature of the content. In some cases Tunes pays a fee to the licensor for use of the music or music video and in other cases Tunes' use is free. Tunes also uses other content, including images that are copyrighted works of others. Tunes relies on its working relationships with copyright owners to obtain licenses on favorable terms. Any changes in the nature or terms of these arrangements, including any requirement for Tunes to pay significant fees for the use of the content, could have a negative impact on the availability of content for Tunes' business. See "Risk Factors--Tunes depends on the music industry and others for content and Tunes may not be able to attract visitors to Tunes' websites if Tunes cannot obtain that content," "--Tunes does not have licenses for a substantial amount of music and associated artwork available on Tunes' websites, which may subject Tunes to infringement damages and significant license fees or loss of access to that content" and "--Tunes will be required to pay additional statutory royalties for the broadcast of music on the Web which may significantly increase Tunes' operating costs."

Pursuant to Tunes' respective agreements with Tunes' magazine content providers, Tunes licenses from Rolling Stone and Down Beat their names, trademarks and content. These agreements could terminate and involve a number of other risks. See "--Strategic Relationships--Content Providers" and "Risk Factors-- Tunes depends on Tunes' exclusive relationships with the publishers of Rolling Stone and Down Beat magazines for content and their brand name recognition and may not be able to attract visitors to Tunes' websites if these relationships terminate."

Copyrighted material that Tunes develops internally, as well as trademarks and domain names relating to the Tunes.com brands and the brands of Rolling Stone and Down Beat and other proprietary rights are important to Tunes' success and Tunes' competitive position. Tunes seeks to protect Tunes' copyrights, trademarks and other proprietary rights, but these actions may be inadequate. See "Risk Factors--Tunes may be unable to protect Tunes' trademarks and copyrights which could result in the loss of Tunes' rights or increased costs" and "--Tunes may not be able to prevent third parties from using Tunes' domain names which could decrease the value of these domain names."

Government Regulation

There are an increasing number of laws and regulations pertaining to the Internet, including laws or regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel employment and personal privacy is uncertain and developing.

Privacy Concerns. Legislatures and government agencies have adopted and are considering adopting laws and regulations restricting the collection and use of personal information obtained from individuals when accessing websites, which could limit Tunes' ability to use its databases to generate revenue. See "Risk Factors--Tunes may be subject to liability for misuse of users' private information."

Internet Taxation. A number of legislative proposals would impose additional taxes on the sale of goods and services over the Internet, which may substantially impair the growth of commerce on the Internet and, as a result, adversely affect Tunes' opportunity to derive financial benefit from these activities. See "Risk Factors--Tunes may be liable for sales and other taxes which could adversely affect Tunes' ability to generate revenue from e-commerce."

Domain Names. Domain names are addresses on the Internet, namely the World Wide Web. The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. Although Tunes and its magazine content providers assert trademark rights in Tunes' domain names, third parties may bring claims for infringement against Tunes for the use of these trademarks.

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There can be no assurance that these domain names will not lose their value, or that Tunes will not have to obtain entirely new domain names in addition to or in lieu of Tunes' current domain names if reform efforts result in a restructuring in the current system. See "Risk Factors--Tunes may not be able to prevent third parties from using Tunes' domain names which could decrease the value of these domain names."

Jurisdiction. Due to the global nature of the Internet, it is possible that, although transmissions by Tunes over the Internet originate primarily in New Jersey and California and Tunes principally operates Tunes' business in Illinois, the governments of other states and foreign countries might attempt to regulate Tunes' business activities. In addition, as Tunes' service is available over the Internet in multiple states and foreign countries, these jurisdictions may require Tunes to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject Tunes to taxes and other regulations.

Employees

As of December 31, 1999, Tunes had 96 full-time employees, including 55 in operations and development, 26 in sales and marketing and 16 in general and administrative, as well as eight part-time employees. Tunes also hires independent contractors and other temporary employees in Tunes' editorial, operations and administrative functions. Tunes has never had a work stoppage and none of Tunes' personnel are represented under collective bargaining agreements. Tunes considers Tunes' employee relations to be good.

Properties

Tunes' principal administrative, marketing and development facilities are located in approximately 16,238 square feet of office space in Chicago, Illinois. Tunes' lease for Tunes' Chicago facilities expires in May 2002. Tunes also subleases approximately 4,500 square feet of office space in New York City for use as Tunes' national sales office headquarters. The New York City sublease expires in September 2004. In addition, Tunes leases approximately 220 square feet of office space in San Francisco for use as Tunes' west coast sales office. The San Francisco lease expires in June 2000. Tunes believes that additional space may be required as its business expands and believes that Tunes will be able to obtain suitable space as needed.

Legal Proceedings

From time to time, Tunes may be involved in litigation relating to claims arising out of Tunes' operations. As of the date of this prospectus, Tunes is not engaged in any legal proceedings that are expected to have a material adverse effect on Tunes' business, financial condition or results of operations.

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Principal Stockholders

The table below sets forth information with respect to the beneficial ownership of Tunes' common stock as of December 31, 1999 by: (1) each person who Tunes knows beneficially owns more than 5% of its common stock, (2) each director,
(3) each of Tunes' four most highly compensated executive officers whose salary and bonus during 1999 were in excess of $100,000, and (4) all directors and executive officers as a group.

                                                             Percent of common
                                            Number of shares       stock
                                              beneficially     beneficially
    Name of Beneficial Owner (1)               owned (2)         owned (2)
    ----------------------------            ---------------- -----------------
Robert R. Gheewalla(3).....................    1,933,665           26.9
Joseph H. Gleberman(3).....................    1,933,665           26.9
The Goldman, Sachs Group Inc.(3)...........    1,933,665           26.9
 85 Broad Street,
 New York, New York
Jann S. Wenner(4)..........................    3,674,621           33.8
Straight Arrow Publishers Company,
 L.P.(4)...................................    3,674,621           33.8
 1290 Avenue of the Americas
 New York, New York
Doerge-Internet, L.P.......................      774,971           10.8
 30 S. Wacker Drive, Suite 2112
 Chicago, Illinois
Burton B. Goldstein, Jr.(5)................      750,000           10.4
netWorth Partners I, LLC(5)................      750,000           10.4
 One Buckhead Plaza, Suite 780
 3060 Peachtree Road
 Atlanta, Georgia
Howard A. Tullman(6).......................      508,960            6.7
Jerry Mickelson(7).........................      429,690            5.8
 207 West Goethe Street
 Chicago, Illinois
Jam Enterprises Corp.(7)...................      429,690            5.8
 207 West Goethe Street
 Chicago, Illinois
SBIC Partners II, L.P. ....................      400,000            5.6
 201 Main Street, Suite 2302
 Fort Worth, Texas
Stuart B. Frankel(8).......................      135,000            1.8
Howard J. Katz(9)..........................      135,070            1.8
Scott Mitchell(10).........................       65,000             *
Matthew S. Kaplan..........................       24,028             *
Scott Mednick(11)..........................       11,142             *
All directors and executive officers as a
 group (13 persons)........................    7,402,486           62.6

------------------
*Less than one percent

(1) Unless otherwise indicated, (a) the persons in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them, and (b) the address for each beneficial owner of more than 5% of Tunes' common stock is c/o Tunes.com Inc., 640 North LaSalle Street, Suite 560, Chicago, Illinois 60610.

(2) The number of shares includes common stock to be issued upon conversion of preferred stock prior to the completion of the merger and common stock that may be issued upon exercise of options and warrants that are currently exercisable or that may become exercisable within 60 days of December 31, 1999. The number of outstanding shares used in calculating percentage ownership for each person includes shares underlying options and warrants that they hold, but excludes shares underlying options and warrants held by others.

(3) Consists of 4,706 shares issuable upon exercise of warrants and 1,928,959 shares owned by the following investment partnerships, of which affiliates of The Goldman Sachs Group are the general partner, managing general partner or investment manager:

    .63,200 shares held of record by Bridge Street Fund 1997, L.P.;

    .44,743 shares held of record by Goldman Sachs & Co. Verwaltungs GmbH;

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

    .1,208,535 shares and warrants to purchase 5,883 shares held of record by GS Capital Partners II, L.P.;

    .482,315 shares held of record by GS Capital Partners II Offshore,
           L.P.; and

    .130,166 shares held of record by Stone Street Fund 1997, L.P.

  The Goldman Sachs Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates. Each of such investment partnerships shares voting and investment power with its respective affiliates.

  Mr. Gleberman is a managing director and Mr. Gheewalla is a Vice President of Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group. Mr. Gleberman and Mr. Gheewalla disclaim beneficial ownership of the shares owned by The Goldman Sachs Group, except to the extent of their pecuniary interests therein.

(4) Consists of shares issuable upon exercise of warrants held by Straight Arrow Publishers Company, L.P. Mr. Wenner serves as Chief Executive Officer of Wenner Media, the general partner of Straight Arrow. Mr. Wenner disclaims beneficial ownership of all securities held by Straight Arrow.

(5) Represents shares held by netWorth Partners I, LLC. Mr. Goldstein serves as President of netWorth Partners, L.P., the managing partner of netWorth Partners I, LLC, and disclaims beneficial ownership of these shares.

(6) Consists of 57,530 shares and options to purchase 451,430 shares.

(7) Consists of 160,710 shares held by Jam Enterprises Corp. and options to acquire 268,980 shares held by Jam Enterprises. Mr. Mickelson is a principal shareholder, executive officer and director of Jam Enterprises. Mr. Mickelson is Tunes' former Chairman.

(8) Represents options to purchase 135,000 shares held by Mr. Frankel.

(9) Represents options to purchase 135,070 shares held by Mr. Katz.

(10)  Represents options to purchase 65,000 shares held by Mr. Mitchell.

(11) Represents 10,142 shares and a warrant to purchase 1,000 shares held by The Mednick Living Trust, a revocable grantor trust. Mr. Mednick is a co-trustee of The Mednick Living Trust.

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       TUNES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the notes thereto of Tunes and the other financial information included elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Tunes' actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed in "Risk Factors," "Information About Tunes" and elsewhere in this joint proxy statement/prospectus.

Overview

Tunes is an online music network, providing music fans with extensive and exclusive music content, community features and e-commerce services. Tunes' hub website, Tunes.com, is a "one-stop shop" designed to appeal to a broad spectrum of music fans by covering a wide range of genres, from urban to rock to classical. The Tunes.com website is supported by and integrated with Tunes' network of genre-specific websites: Rollingstone.com--rock and pop and Downbeatjazz.com--jazz and blues. Tunes has built these websites through its exclusive relationships with leading music industry magazines, Rolling Stone and Down Beat. Tunes' websites provide advertisers and retailers with an attractive channel to reach consumers across both broad and targeted demographic groups. Tunes generates revenue from a number of sources, including advertising, e-commerce and content syndication.

Tunes began its business in July 1996 and started operating its websites in March 1997--Jamtv.com, March 1998--Rollingstone.com, July 1998--Tunes.com, December 1998--Thesource.com and February 1999-- Downbeatjazz.com. In July 1998, Tunes acquired Tunes Network, Inc., now Tunes Acquisition Corp., which had operated the Tunes.com website since November 1996. By mutual agreement, Tunes has terminated its exclusive license of content from The Source magazine, a hip-hop magazine, and will discontinue operation of its Thesource.com website as of December 31, 1999.

Advertising Revenue. Tunes generates advertising revenue from the sale of integrated marketing campaigns, banner advertisements and sponsorships on its websites and on co-branded websites under content distribution agreements. Advertising revenue also includes barter revenue, which represents an exchange of advertising space on Tunes' network of sites for reciprocal advertising space on the websites of third parties or for other goods or services. Barter revenue and the corresponding expense is recognized in the period the advertising is displayed and the corresponding services are received at the fair value of the consideration received or provided, whichever is more readily determinable. Barter revenue represented approximately 6% of Tunes' total revenue during 1998 and 20% of total revenue during the nine months ended September 30, 1999. During the quarter ended September 30, 1999, barter revenue declined to approximately 10% of total revenue. During the fourth quarter of 1999, Tunes expects barter revenue to continue to decline as a percentage of total revenue compared to the level of barter revenue recognized during the nine months ended September 30, 1999, as Tunes focuses on generating additional cash-based advertising revenue. Advertising revenue is generally recognized in the period in which the advertisement is displayed or campaign is run, provided that Tunes has no significant remaining obligations and its collection of the resulting receivable is probable. Tunes' obligations typically include guarantees of a minimum number of advertising impressions delivered, or times that advertisements appear in pages viewed by users. Tunes sells advertisements on a cost per thousand impressions, or CPM, basis, a cost per click-through, or CPC, basis or a cost per action, or CPA, basis. Advertisements billed on a CPM basis require advertisers to pay Tunes an agreed-upon amount for the advertising impressions delivered. Advertisements billed on a CPC and CPA basis require advertisers to pay Tunes an agreed-upon amount when users click through to the advertiser's website or take a required action in response to the advertisements, respectively. In a CPC contract, Tunes recognizes revenue as members click-through to the advertiser's website or otherwise respond to the advertisement. In the case of a CPA contract, Tunes may experience delays in recognizing revenue pending receipt of data from the advertiser.

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Other Revenue. Tunes generates other revenue from content licensing, e-commerce and product development. Revenue from licensing or sublicensing Tunes' content to third parties, such as other websites, is recognized over the period of the license agreement with the third party. Tunes expects revenue from content licensing to decrease as a percentage of total revenue as a result of projected growth in advertising and e-commerce revenue. E-commerce revenue generated from the sale of CDs and other music-related merchandise through Tunes' websites is recognized when the products are shipped to customers, net of allowances for returns. Tunes generates product development revenue from the development of content for multimedia CDs under third-party contracts and the development of microsites and other Web-based services. This revenue is generally recognized when the product is delivered, except for services provided under longer-term contracts where revenue is recognized on a percentage-of-completion basis over the life of the project. Tunes expects revenue from product development activities and content licensing to decrease in the future as Tunes focuses its resources on generating advertising and e-commerce revenue.

Cost of Revenue. Tunes' cost of revenue consists primarily of expenses required to publish and present its websites, produce and present streaming video and audio concerts and support and deliver its content services. Examples of costs of revenue include content, royalty and license fees, revenue sharing fees, telecommunications expenses and employee compensation. To date, Tunes has entered into a number of license agreements and strategic relationships in order to obtain content, generate additional traffic and registered users and establish additional sources of revenue. For example, Tunes pays a portion of the advertising and e-commerce revenue Tunes generates from its genre-specific websites, Rollingstone.com, and Downbeatjazz.com, to the publishers of the affiliated magazines. See "Business Strategic Relationships."

Operations and Development Expense. Operations and development expense consists primarily of expenses required to design, develop and maintain Tunes' websites and underlying technology, including technology-related expenses, outside service expenses and employee compensation and related expenses. Tunes believes that significant future investments in website development will be required for Tunes to remain competitive. Therefore, Tunes expects to continue to increase its operations and development expenses in absolute dollars for the foreseeable future.

Sales and Marketing Expense. Sales and marketing expense consists of expenses required to promote Tunes' websites and generate advertising and e-commerce revenue. Examples of sales and marketing expenses include salaries and related expenses, advertising, marketing, promotional and public relations expenses. Tunes believes that increasing its sales and marketing efforts will be critical to increasing its revenue and, therefore, Tunes expects sales and marketing expense to continue to increase as additional sales personnel are hired and Tunes pursues an increased branding and marketing campaign.

General and Administrative Expense. General and administrative expense consists primarily of salary and related costs for general corporate functions including finance and accounting, legal, human resources and administration as well as professional service fees and facilities costs. Tunes expects general and administrative expenses to increase in absolute dollars in future periods as Tunes continues to develop and maintain the executive and administrative infrastructure necessary to support the growth of its business.

Net Losses. Tunes has incurred significant losses and negative cash flows since its inception. Through September 30, 1999, Tunes has incurred cumulative losses of $36.9 million. As of September 30, 1999, Tunes had an accumulated deficit of $41.4 million, including the accretion of redeemable convertible preferred stock of $4.5 million. These losses have been funded primarily through the issuance of preferred stock and convertible promissory notes. Since Tunes believes that its success will depend largely upon its ability to increase traffic to its websites, build brand names superior to its competition, integrate developing technologies and increase advertising and other revenue opportunities, Tunes intends to invest heavily in marketing and brand promotion, technological resources, sales, content development and strategic relationships. Tunes anticipates that it will incur significant losses for the foreseeable future and that the rate at which losses will be incurred may increase from current levels.

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

In light of the evolving nature of Tunes' business and Tunes' limited operating history, Tunes believes that period-to-period comparisons of its revenue and operating results are not meaningful and should not be relied upon as indicative of future performance. Tunes believes that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter. Tunes' revenue is also affected by seasonal patterns in advertising, which would become more noticeable if its revenue growth does not continue at its recent rate. Tunes does not believe that its historical growth rates are indicative of future results.

Results of Operations

From July 2, 1996, Tunes' inception, through the first quarter of 1997, Tunes' operations were limited and consisted primarily of start-up activities. Tunes did not generate any revenue until April 1997 and only started to significantly expand its operations beginning in June 1997. Advertising and other revenue from CDnow accounted for approximately 33% of Tunes' total revenue in 1998 and 22% for the nine months ended September 30, 1999. Tunes expects that revenue from CDnow will decline and will account for a smaller percentage of Tunes' total revenue in the future.

Nine Months Ended September 30, 1998 and 1999

 Revenue

For the nine months ended September 30, 1998 and 1999, total revenue increased $1.6 million, from $1.7 million to $3.3 million.

Advertising Revenue. For the nine months ended September 30, 1998 and 1999, advertising revenue increased by $2 million, from $502,000 to $2.5 million, and accounted for approximately 29% and 74% of total revenue, respectively. For the nine months ended September 30, 1998 and 1999, Tunes generated advertising revenue from barter transactions of $89,000 and $672,000, respectively. The increase in advertising revenue from period to period was due primarily to traffic growth driven by the launch of the Rollingstone.com website in March 1998 and the launch of the redesigned Tunes.com hub site on March 1, 1999, as well as a higher number of ad impressions and sponsorships sold to new and existing advertisers. For the nine months ended September 30, 1998 and 1999, total ad impressions were 44.7 million and 421.0 million, respectively. In addition, Tunes expanded its sales force in the fourth quarter of 1998 from one to five employees and from five to 20 employees in the first nine months of 1999. During the nine months ended September 30, 1999, no one advertiser accounted for more than 10% of total advertising revenue.

Other Revenue. For the nine months ended September 30, 1998 and 1999, other revenue decreased by $366,000, from $1,200,000 to $847,000, and accounted for approximately 71% and 26% of total revenue, respectively. The decrease in other revenue was primarily the result of a $317,000 decrease in product development revenue due to Tunes' continued emphasis on generating increased advertising and e-commerce revenue and a decreased emphasis on product development revenue. Content licensing revenue decreased by $188,000 due to the amendment of Tunes' agreement with CDnow. The decrease in product development and content licensing revenue was partially offset by a $55,000 increase in e-commerce revenue and $100,000 of other revenue related to Tunes' agreement with CDnow. Prior to Tunes' July 1998 acquisition of Tunes Network, Tunes generated nominal e-commerce revenue. Although Tunes expects to continue generating product development revenue and content licensing revenue in future periods, Tunes expects to experience a continued decrease in product development revenue and content licensing revenue as a percentage of total revenue due to Tunes' emphasis on generating increased advertising and e-commerce revenue.

 Cost of Revenue

For the nine months ended September 30, 1998 and 1999, cost of revenue increased by $200,000, from $2.9 million to $3.1 million, but decreased as a percentage of revenue, from 167% to 94%, respectively. The

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

decrease in cost of revenue as a percentage of revenue is primarily the result of increased advertising revenue and decreased revenue from the development of interactive CD products. Cost of revenue remained relatively consistent in absolute dollars as the decreased product development costs and outside production costs associated with the production of fewer interactive CD products were offset by increased telecommunication costs associated with the expanded bandwidth required to support the increased traffic on Tunes' websites, increased license fees and revenue sharing fees associated with the increased advertising revenue, increased editorial and operations staff necessary for the production of music-related information and programming on Tunes' websites, and increased costs associated with e-commerce revenue.

 Operating Expenses

Operations and Development Expense. For the nine months ended September 30, 1998 and 1999, operations and development expense increased by $1.8 million, from $1.0 million to $2.8 million. The increase was primarily due to wages and costs arising from Tunes' employment of an additional 14 technology employees during the second half of 1998 and first nine months of 1999 as well as the expanded use of consultants, for the development of additional websites and enhancement of existing websites in late 1998 and the first nine months of 1999.

Sales and Marketing Expense. For the nine months ended September 30, 1998 and 1999, sales and marketing expense increased by $5.2 million, from $2.3 million to $7.5 million. The increase in sales and marketing expense was primarily the result of Tunes' increased advertising on radio stations, other websites and in print publications as well as fees associated with website tenancy agreements. In addition, from March 31, 1998 to September 30, 1999, Tunes increased its sales and marketing departments from two to 28 employees.

General and Administrative Expense. For the nine months ended September 30, 1998 and 1999, general and administrative expense increased by $1.1 million, from $1.9 million to $3.0 million. The increase was primarily attributable to salary and related expenses for additional personnel and increased professional fees. From March 31, 1998 to September 30, 1999, Tunes expanded its combined finance and accounting, legal, human resources and administrative departments, from four to 16 employees.

Depreciation and Amortization Expense. Depreciation and amortization expense consists of the depreciation of property and equipment and the amortization of goodwill and other intangible assets acquired in connection with Tunes' acquisition of Tunes Network. For the nine months ended September 30, 1998 and 1999, depreciation and amortization expense increased by $1.6 million, from $1.0 million to $2.6 million. Depreciation expense increased due to purchases of property and equipment, and amortization expense increased due to the amortization of goodwill and intangible assets resulting from Tunes' acquisition of Tunes Network. The acquisition of Tunes Network resulted in goodwill and other intangible assets of $5.6 million, which is being amortized over an estimated useful life of 24 months, or $2.8 million annually.

Stock Compensation Expense. Stock compensation expense includes the non-cash amortization of the fair value of warrants and stock options issued to non-employees. In connection with agreements with its magazine content providers, Tunes issued warrants to purchase its common stock. The estimated fair value of the warrants at each date of issuance is amortized over the initial terms of the agreements or earlier as they become fully exercisable. The estimated fair value of stock options held by non-employees is amortized over the remaining life of the option or until vested in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." For the nine months ended September 30, 1998 and 1999, stock compensation expense increased by $4.1 million, from $413,000 to $4.5 million. The increase was primarily the result of Tunes' sale of preferred stock in May 1999, which triggered an increase in the number of shares issuable upon exercise of the Straight Arrow warrant and the vesting of the outstanding warrants issued to Straight Arrow and Source Enterprises. Additional stock compensation expense will be recorded as a result of an additional warrant issued to Straight Arrow in December 1999. See "Management Stock Option Plans."

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

 Other Income

Interest income primarily represents interest earned on cash and cash equivalents, marketable securities and a restricted escrow account relating to Tunes' agreement with Straight Arrow, the publisher of Rolling Stone. See "Liquidity and Capital Resources" and "Business Strategic Relationships Content Providers." For the nine months ended September 30, 1998 and 1999, interest income decreased by $56,000 from $340,000 to $284,000, due to lower balances in cash and cash equivalents. Interest expense for the nine months ended September 30, 1998 and 1999 increased by $72,000, from $5,000 to $77,000. Interest expense in 1999 primarily represents interest incurred on the $4.0 million convertible promissory notes that were issued in March and April 1999 and were converted into preferred stock in May 1999.

 Income Taxes

Tunes has incurred net operating losses from its inception through September 30, 1999. No benefit for federal and state income taxes is reported in Tunes' financial statements as the deferred tax assets generated by these losses and other temporary differences have been fully reserved because of uncertainty regarding its ability to generate taxable income prior to the expiration of the carryforward period. At December 31, 1998, Tunes had net operating loss carryforwards totaling approximately $14.7 million which expire beginning in 2011. Based on the Internal Revenue Code and changes in Tunes' ownership, utilization of the net operating loss carryforward may be subject to significant annual limitations. See note 11 to Tunes' consolidated financial statements.

 Net Losses

Since its inception, Tunes has incurred net losses totaling $36.9 million. Tunes anticipates that it will incur significant losses for the foreseeable future and that the rate at which losses will be incurred may increase.

Inception Period and Years Ended December 31, 1997 and 1998

 Revenue

For the years ended December 31, 1997 and 1998, revenue increased by $1.9 million from $565,000 to $2.5 million. Tunes did not generate any revenue from July 2, 1996, Tunes' inception, to December 31, 1996, the inception period, and first generated revenue in April 1997.

Advertising revenue. For the years ended December 31, 1997 and 1998, advertising revenue increased by $686,000 from $284,000 to $970,000 and accounted for 50% and 39% of total revenue, respectively. The increase in advertising revenue was due primarily to the launch of the Rollingstone.com website in March 1998 and a higher number of ad impressions and sponsorships sold. During 1997 and 1998, total ad impressions were 4.8 million and 90.9 million, respectively. During 1997 and 1998, Tunes generated advertising revenue from barter transactions of $174,000 and $157,000, respectively. During 1998, no one advertiser accounted for more than 18% of total advertising revenue.

Other revenue. For the years ended December 31, 1997 and 1998, other revenue increased by $1.2 million, from $281,000 to $1.5 million and accounted for approximately 50% and 61% of total revenue, respectively. This increase was due to increases in content licensing revenue, product development revenue and e-commerce revenue. During 1998, Tunes generated $625,000 of content licensing revenue from one customer. Prior to April 1998, Tunes did not generate any revenue from content licensing and related services. Product development revenue increased by $410,000, from $241,000 during 1997 to $651,000 during 1998. Revenue associated with longer-term contracts for the development of interactive CD products accounted for approximately 84% and 75% of total product development revenue during 1997 and 1998, respectively. During 1998, one customer accounted for approximately 75% of total product development revenue. During 1998, e-commerce revenue was $193,000 and accounted for 8% of total revenue. The primary source of e-commerce revenue in 1998 was CD sales generated through Tunes' Tunes.com website following the acquisition of Tunes Network in July 1998. Tunes generated virtually no e-commerce revenue during 1997.

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

 Cost of Revenue

For the years ended December 31, 1997 and 1998, cost of revenue increased by $2.7 million from $1.3 million to $4.0 million. Tunes did not recognize any cost of revenue during the inception period, as Tunes did not begin generating revenue until April 1997. The increase in cost of revenue from period to period was primarily the result of increased content licensing fees, revenue sharing fees and costs associated with increases in editorial and operations staff necessary for the production of music-related information and programming on Tunes' websites. In addition, telecommunication costs increased as Tunes expanded its capacity to support and deliver its services to the increased traffic on its websites.

 Operating Expenses

Operations and Development Expense. For the years ended December 31, 1997 and 1998, operations and development expense increased by $1.4 million from $458,000 to $1.9 million. Operations and development expense was $32,000 for the inception period. The increases in operations and development expense from period to period were primarily the result of increased costs incurred in connection with the development of additional websites and systems.

Sales and Marketing Expense. For the years ended December 31, 1997 and 1998, sales and marketing expense increased by $2.9 million from $1.1 million to $4.0 million. Sales and marketing expense was $37,000 for the inception period. The increases in sales and marketing expense for each period were primarily the result of increased advertising on other websites and in Rolling Stone magazine and the hiring of additional sales and marketing personnel and related costs. Advertising and promotion expenses increased by $2.0 million from $460,000 in 1997 to $2.5 million in 1998. From December 31, 1997 to December 31, 1998, Tunes expanded its sales and marketing department from two to 10 employees.

General and Administrative Expense. For the years ended December 31, 1997 and 1998, general and administrative expense increased by $1.6 million from $1.2 million to $2.8 million. General and administrative expense was $153,000 for the inception period. The increases in general and administrative expense in each period were primarily attributable to salary and related expenses for additional personnel and increased professional fees. From December 31, 1997 to December 31, 1998, Tunes expanded its combined finance and accounting, legal, human resources and administrative departments from four to 12 employees.

Depreciation and Amortization Expense. For the years ended December 31, 1997 and 1998, depreciation and amortization expense increased by $1.6 million from $157,000 to $1.8 million. Depreciation and amortization expense was $2,000 for the inception period. The increases in depreciation and amortization expense were primarily attributable to the amortization of goodwill and intangible assets resulting from its acquisition of Tunes Network in July 1998.

Stock Compensation Expense. For the years ended December 31, 1997 and 1998, stock compensation expense increased by $1.5 million from $10,000 to $1.5 million. The increase was due to a charge of $913,000 in 1998 for the accelerated vesting of stock options held by former employees as well as the inclusion of 12 months of warrant compensation expense in 1998 compared to one month in 1997. Tunes did not recognize any stock compensation expense during the inception period.

 Other Income

For the years ended December 31, 1997 and 1998, interest income increased by $333,000, from $100,000 to $433,000. Other income was $7,000 for the inception period. The increases in interest income for each period are primarily attributable to higher average balances in cash and cash equivalents and, during the years ended December 31, 1997 and 1998, the restricted escrow account established to pay Tunes' quarterly license fee under Tunes' agreement with Straight Arrow. See "Liquidity and Capital Resources."

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Selected Quarterly Operating Results

The table below sets forth unaudited quarterly statements of operations data for Tunes.com for the seven most recent quarters. This information has been prepared on substantially the same basis as the audited financial statements. Tunes believes this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. This information should be read in conjunction with the audited financial statements of Tunes.com and the related notes thereto included elsewhere in this joint proxy statement/prospectus. Historical operating results for any quarter are not necessarily indicative of the operating results for any future period. Tunes believes that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. The same may be true with Internet advertising, which is new and rapidly evolving. Tunes' revenue is also affected by seasonal patterns in advertising, which could become more evident depending on the extent to which the Internet is accepted as an advertising medium.

                                                Quarter Ended
                          --------------------------------------------------------------
                                     June     Sept.    Dec.     Mar.     June     Sept.
                          March 31,   30,      30,      31,      31,      30,      30,
                            1998     1998     1998     1998     1999     1999     1999
                          --------- -------  -------  -------  -------  -------  -------
                                               (in thousands)
Revenue:
 Advertising............   $   145  $   126  $   232  $   467  $   620  $   752  $ 1,084
 Other..................       309      552      352      302      357      269      221
                           -------  -------  -------  -------  -------  -------  -------
  Total revenue.........       454      678      584      769      977    1,021    1,305
                           -------  -------  -------  -------  -------  -------  -------
Cost of revenue.........       991    1,049      824    1,181      984    1,019    1,106
                           -------  -------  -------  -------  -------  -------  -------
Gross profit (deficit)..      (537)    (371)    (240)    (412)      (7)       2      199
Operating expenses......     1,205    1,779    3,666    5,407    3,971    9,202    7,165
                           -------  -------  -------  -------  -------  -------  -------
 Loss from operations...   $(1,742) $(2,150) $(3,906) $(5,819) $(3,978) $(9,200) $(6,966)
                           =======  =======  =======  =======  =======  =======  =======

Liquidity and Capital Resources

Since inception in July 1996, Tunes has financed its operations primarily through private sales of convertible preferred stock and convertible promissory notes. Net proceeds from these sales in 1997 and 1998 totaled $19.7 million. At September 30, 1999, Tunes' primary source of liquidity consisted of $7.5 million of cash and cash equivalents. In November 1999, Tunes entered into a lease facility that allows for borrowings of up to $1.0 million for equipment purchases made on or prior to July 31, 2000. Borrowings made under this lease facility are payable by Tunes over a 36-month term. At November 30, 1999, Tunes had outstanding borrowings of approximately $400,000 under this lease facility.

Net cash used in operating activities was $9.3 million, $3.2 million and $131,000 for the years ended December 31, 1998 and 1997 and the inception period, respectively. For the nine-month period ended September 30, 1999, net cash used in operating activities was $13.2 million. Net cash used in operating activities in all such periods was primarily attributable to net losses and increases in accounts receivable, prepaid expenses and other current assets, which were partially offset by increases in noncash charges, accounts payable and other accrued expenses. Sources of cash for the years ended December 31, 1998 and 1997 also included deferred revenue increases related primarily to advances from CDnow. In June 1999, the advances required under the original contract with CDnow were reduced.

Net cash used for investing activities was $93,000, $2.7 million and $58,000 for the years ended December 31, 1998 and 1997 and the inception period. For the nine-month period ended September 30, 1999, net cash used for investing activities was $2.0 million. The principal uses of cash for investing activities for all periods were purchases of property and equipment, the acquisition of Tunes Network in July 1998 and Tunes' payment in November 1997 of $2.0 million into a restricted escrow account to pay the $250,000 quarterly license fee under the agreement with Straight Arrow, publisher of Rolling Stone, which is described more fully in "Business

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Strategic Relationships." This payment was partially offset in 1998 and 1999 by the reduction of the restricted escrow account as these funds were used to pay the quarterly license fee. Additionally, in June 1999 Tunes paid Straight Arrow a $1.5 million license fee, which was triggered by the issuance of convertible preferred stock in May 1999. This fee will be amortized over the remaining term of Tunes' agreement with Straight Arrow, as extended.

Net cash provided by financing activities was $11.0 million, $8.0 million and $750,000 for the years ended December 31, 1998 and 1997 and the inception period, respectively. For the nine-month period ended September 30, 1999, net cash provided by financing activities was $18.5 million. Financing activities consisted principally of the issuance of preferred stock and convertible promissory notes. In June 1997, Tunes issued shares of Series A-I preferred stock for $4.5 million of cash and the retirement of $500,000 of then outstanding Tunes.com notes. During October 1997, Tunes issued shares of Series A-II preferred stock for an aggregate of $1.0 million. During November and December 1997, Tunes issued shares of Series B preferred stock for $2.3 million of cash and $20,000 of professional services. During February and March 1998, Tunes issued shares of Series C preferred stock for an aggregate of $4.0 million of cash. During May and June 1998, Tunes raised an additional $8.2 million through the issuance of shares of Series A-III preferred stock and shares of Series D preferred stock. In March and April 1999, Tunes issued $4.0 million of convertible promissory notes and warrants. In May 1999, Tunes issued shares of Series A-IV preferred stock and shares of Series E preferred stock for aggregate consideration of $20.3 million, which includes the conversion of the $4.0 million of convertible promissory notes issued in March and April 1999. During 1997 and 1998 and for the nine months ended September 30, 1999, Tunes incurred costs in connection with the issuance of equity securities of $238,000, $100,000 and $1.2 million, respectively. During the nine months ended September 30, 1999, Tunes incurred approximately $1.3 million in costs in connection with its planned initial public offering that was delayed in August 1999 due to unfavorable market conditions. These costs were charged to general and administrative expenses in October 1999.

Tunes currently has no material commitments for capital expenditures. However, Tunes anticipates a substantial increase in its capital expenditures and lease commitments consistent with projected growth in operations, infrastructure and personnel. Tunes also plans to increase its advertising and marketing expenditures to promote its websites and increase the number of visitors to its websites. Under its agreement with Straight Arrow, Tunes is required to purchase $1.1 million of advertising and other services annually in Rolling Stone magazine until February 2011 and to pay Straight Arrow an annual license fee of $1.0 million, which increases to $1.3 million in 2001 and $1.5 million in 2006 subject to annual increases based on the consumer price index for the immediately preceding year. In addition, Tunes has entered into various Web tenancy agreements, or agreements under which Tunes pays to place its content on a website, that require Tunes to pay fees of up to $1.5 million during 1999, of which $1.2 million has been paid through September 30, 1999. Tunes expects to make Web tenancy fee payments in similar or greater amounts during years subsequent to 1999.

Tunes believes that existing cash balances, the collection of outstanding accounts receivable, and the proceeds from projected revenue will be sufficient to meet Tunes' anticipated cash requirements until the closing of the merger with EMusic. The closing is expected in February of 2000, although the merger agreement does not expire until March 28, 2000. Pursuant to the merger agreement, EMusic has committed to loan Tunes $3 million at an annual interest rate of 2% above the prime rate, which loan is expected to be completed on or about January 10, 2000. In the event that the merger does not take place in the first quarter of 2000 Tunes would require additional equity or debt financing to support its operations. Although Tunes has no firm commitment for additional financing and there can be no assurance that any financing will be available in amounts or on terms acceptable to Tunes, if at all, Tunes' believes that it has the ability to obtain the additional financing required to support its operations for at least the next 12 months. In the event the merger is not consummated and Tunes is unable to obtain sufficient additional financing to fund its planned operations, Tunes will be required to reduce the scope of its operations or its anticipated expansion.

Year 2000 Readiness Disclosure

Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to be ready for such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

Tunes' business could suffer if the systems on which Tunes depends to conduct its operations are not Year 2000 ready. Tunes' potential areas of exposure include:

  . information technology, including computers and software that Tunes has developed internally or purchased or licensed from third parties or that Tunes may purchase or license in the future;

  . non-information technology, including telephone systems and other equipment that Tunes uses internally; and

  . external, third party systems, particularly the systems that comprise the Internet and those products and services that allow Tunes' users to access the Internet.

Tunes has formed an internal Year 2000 evaluation committee and has engaged in an evaluation and the testing of Tunes' software and hardware for Year 2000 readiness. Tunes has completed its initial assessment of Year 2000 readiness for both Tunes' information and non-information technology. Based on its initial assessment, Tunes believes all non-information technology, including phone systems, upon which Tunes is materially dependent, is Year 2000 ready. Tunes intends to resolve any Year 2000 readiness issues relating to material information technology that Tunes uses internally primarily through normal upgrades or, when necessary, through replacement of existing software with Year 2000 ready products.

Tunes relies to a large extent on third parties for the maintenance and operations of its hardware and software systems. Even if Tunes' internal systems are Year 2000 ready, the failure of Exodus or Tunes' other key vendors to be Year 2000 ready could substantially disrupt and damage Tunes' operations. To date, we have not experienced Year 2000 readiness issues with material third-party software, hardware or service providers. At this time, Tunes cannot estimate the effect, if any, that non-ready systems at these entities could have on its business, results of operations or financial condition, and there can be no assurance that the impact, if any, would not be material. If Tunes' software systems do not function properly as to dates starting in the year 2000 and beyond either because of its own or third party systems, this may result in a material adverse effect on Tunes' business, results of operations or financial condition. See "Risk Factors-- Year 2000 problems for Tunes, Tunes' suppliers or Tunes' customers could increase Tunes' liabilities or expenses and impact Tunes' profitability."

To date, Tunes has not incurred any material expenditure in connection with identifying, evaluating or addressing Year 2000 readiness issues. Most of Tunes' expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 readiness matters in general. At this time, Tunes does not have the information necessary to estimate the potential costs of revisions to its systems should such revisions be necessary or of the replacement of third-party software, hardware or services that are determined not to be Year 2000 ready. If significant revisions are necessary, Tunes may be required to expend large financial and other resources to address the situation.

Tunes does not currently have a contingency plan to deal with the worst-case scenario involving Year 2000-related failures of technologies on which Tunes is dependent, nor does Tunes intend to develop a plan for this scenario. Potential Year 2000 problems will vary in significance, ranging from minor software errors to network failures. Tunes' services would not be available under Tunes' worst-case scenario, potentially resulting in loss of revenue and reputation, especially since Tunes is an Internet based company, and a decrease in the number of visitors to Tunes' websites. In addition, Year 2000 problems may result in termination of Tunes' agreement with Straight Arrow. See "Risk Factors Year 2000 problems for Tunes, Tunes' suppliers or Tunes' customers could increase Tunes' liabilities or expenses and impact Tunes' profitability." Although Tunes does not anticipate the occurrence of this worst-case scenario, Tunes' contingency plan will include procedures to follow if it occurs. If Tunes' present efforts to address the Year 2000 readiness issues are not successful, or if partners, manufacturers, suppliers and other third parties do not successfully address these issues, Tunes' business, operating results and financial position could be materially and adversely affected.

Interest Rate Risk

Tunes is exposed to changes in interest rates primarily from investments in overnight money-market accounts, certificates of deposit and commercial paper. Under Tunes' current policies, Tunes does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical one-percentage point adverse change in interest rates would not materially affect the fair value of interest sensitive financial instruments at September 30, 1999.

                                 LEGAL MATTERS

The validity of the EMusic common stock to be issued in connection with the merger has been passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of the date of this joint proxy statement/prospectus, an investment partnership of Gray Cary Ware & Freidenrich owned an aggregate of 8,300 shares of EMusic common stock.

Certain legal matters in connection with the merger will be passed on for Tunes by Freeborn & Peters, Chicago, Illinois.

                                    EXPERTS

The financial statements of EMusic.com Inc. as of June 30, 1999 and for the period January 8, 1998 (Inception) to June 30, 1998, the year ended June 30, 1999 and the period from January 8, 1998 (Inception) to June 30, 1999, the financial statements of Creative Fulfillment, Inc. as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 and the financial statements of Internet Underground Music Archive Inc. as of July 31, 1998 and for each of the two years in the period ended July 31, 1998 included in the proxy statement have been so included on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited the Tunes.com Inc. consolidated financial statements and related financial statement schedule at December 31, 1997 and 1998, and for the years then ended and for the period from July 2, 1996, inception, to December 31, 1996, and the financial statements of Tunes Network, Inc. at December 31, 1996 and 1997 and for the years then ended, as set forth in their reports. We have included these financial statements in the prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Richard A. Eisner & Company, LLP, independent auditors, have audited Group K Inc.'s financial statements as of December 31, 1997 and 1998, for the year ended December 31, 1998, the period from June 16, 1997 (inception) through December 31, 1997 and the period from June 16, 1997 (inception) through December 31, 1998. We have included these financial statements in this joint proxy statement/prospectus and registration statement in reliance upon Richard
A. Eisner & Company, LLP's reports, given on their authority as experts in accounting and auditing.

   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                                   DISCLOSURE

In June 1998, EMusic retained PricewaterhouseCoopers LLP as EMusic's independent accountants and dismissed Barry L. Friedman P.C., Atlantis Ventures Corporation's former accountants. The decision to change independent accountants was ratified by EMusic's board of directors. During the two most recent fiscal years audited by Barry Friedman through June 29, 1998, there were no disagreements with Barry Friedman regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Barry Friedman to make reference to the subject matter of the disagreement in connection with this report. The former accountants reports for the years and periods audited by them are not part of EMusic's financial statements included in this prospectus. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining PricewaterhouseCoopers LLP, EMusic did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on EMusic's financial statements.

                             STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the next annual meeting of stockholders of EMusic (i) must be received by EMusic at its offices at 1991 Broadway, 2nd Floor, Redwood City, California 94063, not later than July 25, 2000; and (ii) must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals to be included in EMusic's proxy statement for that meeting and the other requirements contained in EMusic's bylaws.

                                 OTHER MATTERS

As of the date of this proxy statement/prospectus, the Tunes board of directors and the EMusic board of directors know of no matters that will be presented for consideration at the Tunes special meeting or the EMusic special meeting other than as described in this joint proxy statement/prospectus. If any other matters shall properly come before either the Tunes special meeting or the EMusic special meeting or any adjournment or postponement of either special meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Tunes and EMusic.

                      WHERE YOU CAN FIND MORE INFORMATION

EMusic has filed with the SEC a registration statement under the Securities Act that registers the distribution to Tunes stockholders of the shares of EMusic common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about EMusic and EMusic common stock.

In addition, EMusic files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like EMusic, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows EMusic to incorporate by reference information into this joint proxy statement/prospectus. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

EMusic incorporates by reference additional documents that it may file with the SEC between the date of this joint proxy statement/prospectus and the date of the Tunes and EMusic special meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

EMusic common stock is quoted on the Nasdaq National Market. Accordingly, you may inspect the information in the company's file with the SEC at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

EMusic has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to EMusic, as well as all pro forma financial information, and Tunes has supplied all information relating to Tunes.

You can obtain any of the documents incorporated by reference in this document through EMusic or from the SEC through the SEC's web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from EMusic at the following address:

                                EMusic.com Inc.
                            1991 Broadway, 2nd Floor
                         Redwood City, California 94063
                           Telephone: (650) 216-0200

If you would like to request documents, please do so by January 31, 2000 to receive them before the special meetings. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Information contained in EMusic's and Tunes' websites is not a part of this joint proxy statement/prospectus.

We have not authorized anyone to give any information or make any representation about the merger or Tunes' companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                         Index to Financial Statements

                   Index to Financial Statements--EMusic.com

                                                                           Page
                                                                           ----
Report of Independent Accountants.........................................  F-3
Consolidated Balance Sheets...............................................  F-4
Consolidated Statements of Operations.....................................  F-5
Consolidated Statements of Stockholders' Equity...........................  F-6
Consolidated Statements of Cash Flows.....................................  F-7
Notes To Consolidated Financial Statements................................  F-8

                    Index to Pro Forma Financial Statements

                                                                           Page
                                                                           ----
Unaudited Pro Forma Condensed Combining Balance Sheet Data................ F-23
Unaudited Pro Forma Condensed Combining Statement of Operations Data...... F-25
Notes to Unaudited Pro Forma Condensed Combining Financial Data........... F-27

           Index to Financial Statements--Creative Fulfillment, Inc.

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-30
Balance Sheets............................................................ F-31
Statements of Operations.................................................. F-32
Statements of Stockholders' Equity (Deficit).............................. F-33
Statements of Cash Flows.................................................. F-34
Notes To Financial Statements............................................. F-35

                      Index to Financial Statements--IUMA

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-39
Balance Sheets............................................................ F-40
Statements of Operations.................................................. F-41
Statements of Stockholders' Deficit....................................... F-42
Statements of Cash Flows.................................................. F-43
Notes To Financial Statements............................................. F-44

                  Index to Financial Statements--Group K Inc.

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-49
Balance Sheets............................................................ F-50
Statements of Operations.................................................. F-51
Statements of Shareholders' Equity (Capital Deficiency)................... F-52
Statements of Cash Flows.................................................. F-53
Notes to Financial Statements............................................. F-54

                    Index to Financial Statements--Tunes.com

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-62
Consolidated Balance Sheets................................................ F-63
Consolidated Statements of Operations...................................... F-64
Consolidated Statements of Stockholders' Equity (Deficit).................. F-65
Consolidated Statements of Cash Flows...................................... F-66
Notes to Consolidated Financial Statements................................. F-67

               Index to Financial Statements--Tunes Network, Inc.

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-78
Balance Sheets............................................................. F-79
Statements of Operations................................................... F-80
Statements of Stockholders' Equity (Deficit)............................... F-81
Statements of Cash Flows................................................... F-82
Notes to Financial Statements.............................................. F-83

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
EMusic.com Inc. (formerly GoodNoise Corporation)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of EMusic.com Inc. (formerly GoodNoise Corporation) (a development stage enterprise) and its subsidiaries at June 30, 1998 and 1999, and the results of their operations and cash flows for the period January 8, 1998 (Inception) to June 30, 1998, the year ended June 30, 1999 and the period January 8, 1998 (Inception) to June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 26, 1999

                                EMusic.com Inc.
                        (formerly GOODNOISE CORPORATION)
                        (a Development Stage Enterprise)

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                 June
                                                  30,    June 30,  September 30,
                                                 1998      1999        1999
                                                -------  --------  -------------
                                                                    (unaudited)
ASSETS
Current Assets:
  Cash......................................... $   510  $ 19,002    $ 78,904
  Accounts receivable..........................      --        51         168
  Prepaid expenses and other assets............      21       224       9,531
                                                -------  --------    --------
    Total current assets.......................     531    19,277      88,603
Property and equipment, net....................      34     1,076       1,989
Music content, net.............................      --     8,758      11,746
Trade names, net...............................      --    24,680      22,397
Other assets...................................      17       430         430
                                                -------  --------    --------
    Total assets............................... $   582  $ 54,221    $125,165
                                                =======  ========    ========
LIABILITIES, REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS'
EQUITY
Current Liabilities:
  Accounts payable.............................      67       637         406
  Accrued liabilities..........................      51     1,679       1,828
  Dividends payable on preferred stock.........      --        --       1,062
  Accrued compensation and related benefits....      17       368         430
                                                -------  --------    --------
    Total current liabilities..................     135     2,684       3,726
                                                -------  --------    --------
Commitments Note 8
Redeemable Convertible Preferred Series B
 Stock.........................................      --    31,981          --
Dividends payable on preferred stock...........      --       569          --
Stockholders' Equity:
  Preferred Stock, $0.001 par value............      --        --          --
  Common Stock, $0.001 par value...............      15        17          34
  Additional paid-in capital...................   1,618    67,827     184,498
  Notes receivable from employees..............      (6)       --          --
  Deficit accumulated during the development
   stage.......................................  (1,180)  (48,857)    (63,093)
                                                -------  --------    --------
    Total stockholders' equity.................     447    18,987     121,439
                                                -------  --------    --------
      Total liabilities, redeemable convertible
       preferred stock and stockholders'
       equity.................................. $   582  $ 54,221    $125,165
                                                =======  ========    ========

   The accompanying notes are an integral part of these financial statements.

                                EMusic.com Inc.
                        (formerly GOODNOISE CORPORATION)
                        (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                                       Three months  Three months  January 8, 1998
                         January 8, 1998               January 8, 1998     ended         ended     (Inception) to
                         (Inception) to   Year ended   (Inception) to  September 30, September 30,  September 30,
                          June 30, 1998  June 30, 1999  June 30, 1999      1998          1999           1999
                         --------------- ------------- --------------- ------------- ------------- ---------------
                                                                        (unaudited)   (unaudited)    (unaudited)
Revenues................   $       --     $       92     $       92     $       12    $      180     $      272
Cost of revenues........           --             27             27             --            25             52
                           ----------     ----------     ----------     ----------    ----------     ----------
Gross loss..............           --             65             65             12           155            220
Operating expenses:
 Product development....          961         11,690         12,651            667         6,011         18,662
 Selling and
  marketing.............           --            556            556             --         4,771          5,327
 General and
  administrative........          219          1,599          1,818            197           812          2,630
 Amortization of trade
  names.................           --          1,682          1,682             --         2,283          3,965
                           ----------     ----------     ----------     ----------    ----------     ----------
   Total operating
    expenses............        1,180         15,527         16,707            864        13,877         30,584
                           ----------     ----------     ----------     ----------    ----------     ----------
Operating loss..........       (1,180)       (15,462)       (16,642)          (852)      (13,722)       (30,364)
Interest income, net....           --            322            322              3           203            525
                           ----------     ----------     ----------     ----------    ----------     ----------
Net loss................   $   (1,180)    $  (15,140)    $  (16,320)    $     (849)   $  (13,519)    $  (29,839)
                           ----------     ----------     ----------     ----------    ----------     ----------
Accretion of Series A
 and B preferred to
 redemption value.......           --           (247)          (247)            --          (224)          (471)
Beneficial conversion
 charge, Series A and B
 preferred stock........           --        (31,721)       (31,721)            --            --        (31,721)
Dividend on Series B
 preferred stock........           --           (569)          (569)            --          (493)        (1,062)
                           ----------     ----------     ----------     ----------    ----------     ----------
Net loss applicable to
 common shares..........   $   (1,180)    $  (47,677)    $  (48,857)    $     (849)   $  (14,236)    $  (63,093)
                           ==========     ==========     ==========     ==========    ==========     ==========
Net loss per common
 share--basic and
 diluted................   $    (0.12)    $    (3.52)    $    (4.87)    $    (0.06)   $    (1.09)    $    (5.03)
                           ==========     ==========     ==========     ==========    ==========     ==========
Weighted average common
 shares outstanding--
 basic and diluted......   10,234,055     13,563,606     10,027,231     14,591,336    13,057,809     12,542,537
                           ==========     ==========     ==========     ==========    ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                                Emusic.com Inc.
                        (formerly GOODNOISE CORPORATION)
                        (A Development Stage Enterprise)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (in thousands, except share and per share data)

                                                                      Deficit
                                                            Note    Accumulated
                                                         Receivable During the      Total
                          Number of  Common  Additional     From    Development Stockholders'
                            Shares   Stock  Paid Capital  Employee     Stage       Equity
                          ---------- ------ ------------ ---------- ----------- -------------
Issuance of common stock
 at inception of the
 company................   8,378,000  $ 8     $     (8)     $ --     $     --     $     --
Issuance of common stock
 on March 30, 1998......   1,191,800    1            9       (10)          --           --
Issuance of common stock
 in exchange for
 services on March 30,
 1998...................     672,600    1            5        --           --            6
Issuance of common stock
 in exchange for
 services on April 12,
 1998...................     271,400   --            7        --           --            7
Conversion of notes
 payable into common
 stock on May 1, 1998...     501,500    1          169        --           --          170
Payment on note
 receivable.............          --   --           --         4           --            4
Issuance of shares in
 connection with
 merger.................   3,700,000    4          684        --           --          688
Issuance of options to
 advisors...............          --   --          752        --           --          752
Net loss for the period
 from January 8, 1998
 (inception) through
 June 30, 1998..........          --   --           --        --       (1,180)      (1,180)
                          ----------  ---     --------      ----     --------     --------
BALANCE, June 30, 1998..  14,715,300   15        1,618        (6)      (1,180)         447
Issuance of common stock
 for acquisition of
 Creative Fulfillment,
 Inc....................     630,179    1        5,557        --           --        5,558
Issuance of common stock
 related to Nordic
 Entertainment
 transaction............     665,188    1       11,083        --           --       11,084
Issuance of common stock
 for acquisition of
 IUMA, Inc..............     448,000   --        7,771        --           --        7,771
Issuance of warrants in
 conjunction with the
 purchase of music
 content ...............          --   --        1,327        --           --        1,327
Issuance of warrants
 with Series A preferred
 stock..................          --   --          343        --           --          343
Accretion of Series A
 preferred stock to
 redemption value.......          --   --           --        --          (25)         (25)
Beneficial conversion
 charge, Series A
 preferred stock........          --   --          144        --         (144)          --
Accretion of Series B
 preferred stock to
 redemption value.......          --   --           --        --         (222)        (222)
Beneficial conversion
 charge, Series B
 preferred stock........          --   --       31,577        --      (31,577)          --
Dividends on Series B
 preferred stock........          --   --           --        --         (569)        (569)
Exercise of warrants to
 purchase common stock..     300,000   --          300        --           --          300
Exercise of options to
 purchase common stock..      45,400   --            1        --           --            1
Payment on note
 receivable from
 employee...............          --   --           --         6           --            6
Issuance of common stock
 for services...........         170   --           --        --           --
Issuance of options to
 advisors...............          --   --        2,379        --           --        2,379
Issuance of warrants for
 product development....          --   --        5,682        --           --        5,682
Issuance of common stock
 options in exchange for
 assets.................          --   --           45        --           --           45
Net loss for the year
 ended June 30, 1999....          --   --           --        --      (15,140)     (15,140)
                          ----------  ---     --------      ----     --------     --------
BALANCE, June 30, 1999..  16,804,237   17       67,827        --      (48,857)      18,987
Issuance of common stock
 through offering.......   5,270,000    5       79,677        --           --       79,682
Issuance costs
 associated with public
 offering...............          --   --       (1,136)       --           --       (1,136)
Accretion of Series B
 preferred stock to
 redemption value.......          --   --           --        --         (224)        (224)
Dividends on Series B
 preferred stock........          --   --           --        --         (493)        (493)
Exercise of options to
 purchase common stock..     170,585   --            5        --           --            5
Conversion of Series B
 preferred stock into
 common stock...........  11,757,000   12       32,194        --           --       32,206
Issuance of options to
 advisors...............          --   --        1,273        --           --        1,273
Issuance of warrants for
 product development....          --   --        4,658        --           --        4,658
Net loss for the three
 months ended September
 30, 1999...............          --   --           --        --      (13,519)     (13,519)
                          ----------  ---     --------      ----     --------     --------
BALANCE, September 30,
 1999 (unaudited).......  34,001,822  $34     $184,498      $ --     $(63,093)    $121,439
                          ==========  ===     ========      ====     ========     ========

   The accompanying notes are an integral part of these financial statements.

                                Emusic.com Inc.
                        (formerly GOODNOISE CORPORATION)
                        (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                          Three months
                         January 8, 1998               January 8, 1998                        ended      January 8, 1998
                         (Inception) to   Year ended   (Inception) to  Three months ended September 30,   (Inception) to
                          June 30, 1998  June 30, 1999  June 30, 1999  September 30, 1998     1999      September 30, 1999
                         --------------- ------------- --------------- ------------------ ------------- ------------------
                                                                          (unaudited)      (unaudited)     (unaudited)
Cash flows from
 operating activities:
 Net loss..............      $(1,180)      $(15,140)      $(16,320)          $(849)         $(13,519)        $(29,839)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation..........            3             93             96               5               200              296
 Amortization of trade
  names................           --          1,682          1,682              --             2,283            3,965
 Loan interest
  converted into Series
  B preferred stock....           --             34             34              --                --               34
 Amortization of music
  content..............           --              2              2              --                --                2
 Issuance of common
  stock for services...           13             --             13              --                --               13
 Fair value of warrants
  issued for product
  development..........           --          5,682          5,682              --             2,687            8,369
 Fair value of options
  issued to advisors...          752          2,379          3,131              96             1,273            4,404
 Changes in assets and
  liabilities, net of
  effects of merger:
  Accounts receivable..           --            (51)           (51)            (12)             (117)            (168)
  Prepaid expenses and
   other assets........          (38)          (616)          (654)            (47)           (7,336)          (7,990)
  Accounts payable.....           67            149            216              93              (231)             (15)
  Accrued liabilities..           51            652            703              --              (946)            (243)
  Accrued payroll and
   related benefits....           17            152            169              (2)               62              231
                             -------       --------       --------           -----          --------         --------
   Net cash used in
    operating
    activities.........         (315)        (4,982)        (5,297)           (716)          (15,644)         (20,941)
                             -------       --------       --------           -----          --------         --------

Cash flows from
 investing activities:
 Purchase of trade
  names................           --           (468)          (468)             --                --             (468)
 Purchase of music
  content..............           --         (7,317)        (7,317)             --            (2,988)         (10,305)
 Purchase of property
  and equipment........          (37)        (1,091)        (1,128)            (21)           (1,113)          (2,241)
                             -------       --------       --------           -----          --------         --------
   Net cash used in
    investing
    activities.........          (37)        (8,876)        (8,913)            (21)           (4,101)         (13,014)

Cash flows from
 financing activities:
 Proceeds from issuance
  of common stock
  through public
  offering.............           --             --             --              --            79,682           79,682
 Issuance costs
  associated with
  public offering......           --             --             --              --               (40)             (40)
 Proceeds from issuance
  of common stock......           --            301            301             300                --              301
 Common stock issued in
  connection with
  merger...............          688             --            688              --                --              688
 Proceeds from issuance
  of Series A Preferred
  Stock and warrants...           --            500            500              --                --              500
 Proceeds from issuance
  of Series B Preferred
  Stock................           --         29,800         29,800              --                --           29,800
 Proceeds from issuance
  of convertible
  notes................          170          1,743          1,913              --                --            1,913
 Exercise of stock
  options..............           --             --             --              --                 5                5
 Proceeds from
  repayment of employee
  notes receivable.....            4              6             10              --                --               10
                             -------       --------       --------           -----          --------         --------

   Net cash provided by
    financing
    activities.........          862         32,350         33,212             300            79,647          112,859
                             -------       --------       --------           -----          --------         --------

Net increase (decrease)
 in cash...............          510         18,492         19,002            (437)           59,902           78,904
Cash at beginning of
 period................           --            510             --             510            19,002               --
                             -------       --------       --------           -----          --------         --------
Cash at end of period..      $   510       $ 19,002       $ 19,002           $  73          $ 78,904         $ 78,904
                             =======       ========       ========           =====          ========         ========
Supplemental disclosure
 of non-cash
 transactions:
 Conversion of notes
  payable into common
  stock................      $   170       $     --       $    170           $  --          $     --         $    170
 Issuance of common
  stock for notes
  receivable...........           10             --             10              --                --               10
Accretion of Series A
 preferred stock to
 redemption value......           --             25             25              --                --               25
Beneficial conversion
 charge, Series A
 preferred stock.......           --            144            144              --                --              144
 Conversion of notes
  payable and interest
  to Series B preferred
  stock................           --          1,777          1,777              --                --            1,777
 Accretion of Series B
  preferred stock to
  redemption value.....           --            222            222              --               224              446
 Beneficial conversion
  charge, Series B
  preferred stock......           --         31,577         31,577              --                --           31,577
 Conversion of Series A
  preferred stock into
  series B preferred
  stock................           --            182            182              --                --              182
 Issuance of common
  stock options for
  assets...............           --             44             44              --                --               44
 Issuance of warrants
  for music content....           --          1,327          1,327              --                --            1,327
 Issuance of common
  stock in conjunction
  with acquisitions....           --         13,329         13,329              --                --           13,329
 Issuance of common
  stock to Nordic......           --         11,084         11,084              --                --           11,084
 Accrued dividend
  payable on Series B
  preferred stock......           --            569            569              --               493            1,062
 Conversion of Series B
  preferred stock into
  common stock.........           --             --             --              --            32,206           32,206
 Accrual for amount due
  on content license...      $    --       $    116       $    116           $  --          $     --         $    116

   The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information as of September 30, 1999 and/or for three months ended September
                        30, 1999 and 1998 is unaudited)

Note 1--The Company and Summary of Significant Accounting Policies

The Company, its Recapitalization and Liquidity

Emusic.com Inc (formerly GoodNoise Corporation), (the "Company"), a Delaware corporation, was incorporated on January 8, 1998 to develop and market a repertoire of musical recordings offered for sale to consumers by direct file transfer, or "downloading," over the Internet. Since its inception, the Company has been in the development stage devoting its efforts primarily to organizing itself as a public reporting entity, recruiting management and technical staff, developing its product, acquiring operating assets and raising capital. The Company operates within one industry segment.

On May 11, 1998, Atlantis Ventures Corporation ("Atlantis"), a Florida Corporation, acquired 9,335,000 shares of Common Stock of the Company representing its then outstanding common stock in exchange for 11,015,300 shares of Atlantis. Prior to the merger, Atlantis had 3,700,000 shares issued and outstanding. For accounting purposes, this transaction was presented as a recapitalization of the Company. Atlantis was a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. As of May 11, 1998, Atlantis had cash balances of $690,000, liabilities of $2,000 and an accumulated deficit of $2,000. Following the recapitalization, Atlantis changed its name to GoodNoise Corporation.

On July 22, 1999, the Company changed its name to Emusic.com Inc. and recapitalized as a Delaware corporation. The accompanying financial statements reflect all share amounts after giving effect to these recapitalizations.

 Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the dates of acquisition. All significant intercompany-balances and transactions have been eliminated.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Risks and Uncertainties

The Company is in the development stage and is subject to various risks, including the need for additional financing, dependence on key personnel and the establishment of its operations as a viable business model. Furthermore, the Company is subject to the risks and uncertainties associated with Internet commerce. In addition the Company has made substantial investments in music content for its website. To date the Company does not have sufficient operating history to determine whether it can fully recover the cost of such investments.

 Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, including cash, accounts receivable and accounts payable, approximate their fair value due to their relatively short maturities.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


 Music Content and Advance Royalty Payments

In accordance with Statement of Financial Accounting Standards No. 50, "Financial Reporting in the Record and Music Industry," royalty advances and minimum guarantees to acquire music content are recorded as an asset. Advances are then expensed as subsequent royalties are earned. Any portion of advances that subsequently appear not to be fully recoverable from future royalties are subjected to an impairment reserve and charged to expense during the period in which the loss becomes evident.

Advances to artists are recorded as an asset if past performance and current popularity of the artist to which the advance is made provide a sound basis for estimating the probable future recoupment of such advances.

 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to three years, or the lease term of the respective assets.

 Revenue Recognition

Advertising revenues are derived principally from short-term advertising agreements. These revenues are generally recognized ratably over the term of the agreements, provided the Company has no significant remaining obligations and collection of the resulting receivable is probable.

Revenue from music downloads and physical merchandise are recognized in the period in which the download or shipment occurs. Revenues from music downloads and physical merchandise have not been significant to date.

 Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB No. 25 "Accounting for Stock Issued to Employees," and complies with disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123.

 Income Taxes

Income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


 Net Loss per Common Share

The weighted average shares used to compute basic net loss per share include outstanding shares of common stock from the date of issuance, and exclude shares of common stock subject to repurchase by the Company. The calculation of diluted net loss per share for all periods presented excludes shares of common stock issuable upon exercise of employee stock options and common stock issuable upon the conversion of Series B preferred stock, as their effect would be antidilutive. Therefore, the weighted average number of shares used in the calculation of basic and dilutive net loss per common share is the same. The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share data):

                                                                        Three months  Three months  January 8, 1998
                          January 8, 1998               January 8, 1998     ended         ended     (Inception) to
                          (Inception) to   Year ended   (Inception) to  September 30, September 30,  September 30,
                           June 30, 1998  June 30, 1999  June 30, 1999      1998          1999           1999
                          --------------- ------------- --------------- ------------- ------------- ---------------
                                                                         (unaudited)   (unaudited)    (unaudited)
Net loss................    $   (1,180)    $  (15,140)    $  (16,320)    $     (849)   $  (13,519)    $  (29,839)
                            ----------     ----------     ----------     ----------    ----------     ----------
Accretion of Series A
 and B preferred to
 redemption value.......            --           (247)          (247)            --          (224)          (471)
Beneficial conversion
 charge, Series A and B
 preferred stock........            --        (31,721)       (31,721)            --            --        (31,721)
Dividend on Series B
 preferred stock........            --           (569)          (569)            --          (493)        (1,062)
                            ----------     ----------     ----------     ----------    ----------     ----------
Net loss applicable to
 common shares..........    $   (1,180)    $  (47,677)    $  (48,857)    $     (849)   $  (14,236)    $  (63,093)
                            ==========     ==========     ==========     ==========    ==========     ==========
Net loss per common
 share--basic and
 diluted................    $    (0.12)    $    (3.52)    $    (4.87)    $    (0.06)   $    (1.09)    $    (5.03)
                            ==========     ==========     ==========     ==========    ==========     ==========
Weighted average common
 shares outstanding--
 basic and diluted......    10,234,055     13,563,606     10,027,231     14,591,336    13,057,809     12,542,537
                            ==========     ==========     ==========     ==========    ==========     ==========
 Options to purchase
  common stock..........       908,297      2,183,091      1,710,861      2,347,150     6,460,558      2,052,984
 Common stock subject to
  repurchase............       508,056      1,596,492      1,257,344        483,473     4,549,500      1,662,800
 Series B Preferred
  Stock.................            --      3,167,858      2,271,771             --    10,022,859      3,617,538
 Warrants...............            --         35,267         21,471             --     2,232,388        465,557
                            ----------     ----------     ----------     ----------    ----------     ----------
                             1,416,353      6,982,708      5,261,447      2,830,623    23,265,305      7,798,879
                            ==========     ==========     ==========     ==========    ==========     ==========

 Comprehensive Net Loss

There are no differences between the Company's net loss as reported for any of the periods reported herein and the Company's comprehensive loss, as defined by Statement of Financial Accounting Standards No. 130, for each of these respective periods.

 Segment information

Effective for the year ended June 30, 1999, the Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. During all periods presented, the Company operated in a single business segment, marketing a repertoire of musical recordings offered for sale to consumers by direct file transfer, or "downloading," over the Internet. Through September 30, 1999, foreign operations have not been significant.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


 Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are deposited with two major banks in the United States. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

 Reclassifications

Certain previously reported amounts have been reclassified to conform to the current financial statement presentation format included herein.

 Recent Accounting Pronouncements

In March 1998 the Accounting Standards Executive Committee issued Statement of Position No. 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for the fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact of SOP 98-1 on its financial statements and related disclosures.

In April 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the adoption of SOP 98-5 will not have a material impact on its results of operations.

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

Note 2--Acquisitions

On January 31, 1999, the Company completed the acquisition of Creative Fulfillment, Inc. ("Creative Fulfillment") for a combination of cash and stock, at which time Creative Fulfillment became a wholly owned subsidiary of the Company. The results of Creative Fulfillment have been included in the Consolidated Results of Operations since the date of acquisition. The total purchase price of $6,030,000 consisted of 630,179 shares of the Company's common stock valued at $5,557,000, cash consideration of $313,000 net liabilities assumed of $11,000 and other acquisition related expenses of approximately $150,000. Substantially all of the purchase price has been allocated, based on an independent appraisal to the domain name and trademark "EMusic" which the Company is amortizing over its estimated life of three years using the straight-line method.

On June 18, 1999, the Company completed the acquisition of Internet Underground Music Archive, Inc. ("IUMA") for a combination of cash and stock, at which time IUMA became a wholly owned subsidiary of the Company. The results of IUMA have been included in the Consolidated Statement of Operations since the date of acquisition. The total purchase price of $8,990,000 consisted of 448,000 shares of the Company's common stock valued at $7,771,000, net liabilities assumed of $1,119,000 and professional fees of approximately $100,000. The acquisition has been accounted for using the purchase method of accounting and,

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)

based on a preliminary review, the Company has allocated substantially all of the purchase price to the tradename "IUMA". The Company has engaged an independent valuations consultant to perform a review of the Company's preliminary allocation of the purchase price. Any adjustments arising as a result of their review will be recorded upon its completion. The Company is amortizing this intangible asset over its estimated life of three years using the straight-line method.

Summarized below are the unaudited pro-forma results of the Company as though Creative Fulfillment and IUMA had been acquired on January 8, 1998 (Inception). Adjustments have been made for the estimated increases in amortization relating to the intangible assets acquired and other immaterial pro forma adjustments (in thousands except per share amounts).

                                                      January 8, 1998   Year
                                                      (Inception) to   ended
                                                         June 30,     June, 30
                                                           1998         1999
                                                      --------------- --------
Revenue..............................................     $   182     $    444
Net loss.............................................      (4,594)     (19,964)
Net loss per common share, basic and diluted.........     $ (0.41)    $  (3.66)

The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place on January 8, 1998 (Inception) or of future results of operations of the combined companies.

Note 3--Music Content, net

Music content and advanced royalty balances are comprised of payments for the following (in thousands):

                                                               June 30, June 30,
                                                                 1998     1999
                                                               -------- --------
Acquired sound recordings.....................................   $--     $2,343
Digital distribution rights...................................    --      6,417
                                                                 ---     ------
                                                                  --      8,760
Earned royalty................................................    --         (2)
                                                                 ---     ------
                                                                 $--     $8,758
                                                                 ===     ======

On June 30, 1999 the Company purchased certain music master sound recordings, copyrights and trademarks, including the full physical and electronic download distribution rights and other intangible assets related to certain record labels. The total purchase price of $2,343,000 consisted of the fair value of warrants to purchase 35,000 shares of the Company's common stock at a price of $13.63 per share, estimated as $143,000 using the Black-Scholes model, and cash of $2,200,000.

The Company has acquired rights to distribute other musical recordings over the Internet for periods generally ranging from three to five years for a total consideration of $6,356,000, consisting of advances paid on future royalties of $5,117,000 in cash and warrants to purchase up to 229,500 shares of common stock exercisable at prices ranging from $13.63 to $18.00 with a fair value, estimated using the Black-Scholes model, of $1,184,000. In addition an amount of $116,000 due under the terms of one contract remained outstanding at June 30, 1999. This amount is included in accrued liabilities.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)

Note 4--Property and Equipment

Property and equipment balances comprise the following (in thousands):

                                                               June 30, June 30,
                                                                 1998     1999
                                                               -------- --------
Computer equipment............................................   $27     $  495
Software......................................................     5         81
Furniture and fixtures........................................     5        584
                                                                 ---     ------
                                                                  37      1,160
Less: Accumulated depreciation................................    (3)       (84)
                                                                 ---     ------
                                                                 $34     $1,076
                                                                 ===     ======

Note 5--Trade Names

Trade names consist of the following (in thousands):

                                                                  June   June
                                                                  30,     30,
                                                                  1998   1999
                                                                 ------ -------
EMusic trade and domain name:
  From Creative Fullfillment acquisition (see note 2)........... $   -- $ 6,018
  Purchased from Nordic Entertainment...........................     --  11,354
                                                                 ------ -------
  Total.........................................................     --  17,372
IUMA trade and domain name (see note 2).........................     --   8,990
Less: Accumulated amortization..................................     --  (1,682)
                                                                 ------ -------
                                                                 $   -- $24,680
                                                                 ====== =======

On April 27, 1999 the Company completed a purchase of the rights related to the EMusic domain name and certain digital music distribution rights from Nordic Entertainment Worldwide, Inc. and affiliated entities ("Nordic"). Nordic continued as a stand-alone business following this transaction. The total purchase price of $11,459,000 consisted of 665,188 shares of the Company's common stock valued at $11,084,000, and cash consideration of $375,000. The total purchase price was allocated to the EMusic domain name and music distribution rights in the amounts of $11,354,000 and $205,000, respectively. The trade name is being amortized over its estimated useful life of three years on a straight-line basis.

Note 6--Notes Payable

During the period from December 1998 through March 1999, the Company obtained loans in the form of convertible notes payable totaling $1,743,000. The notes, which bore interest at 10% per annum and were due to mature on March 31, 1999, represented bridge loans in advance of the Series B Preferred Stock financing. All outstanding principal and accrued interest of $34,000 due under these notes converted into 7,109 shares of Series B preferred stock upon the closing of the sale of such stock on March 23, 1999 (See Note 7).

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


Note 7--Mandatorily Redeemable Convertible Preferred Stock

Mandatorily redeemable convertible preferred stock at June 30, 1999 was comprised of the following:

                                                      Shares
                                              ---------------------- Liquidation
                                              Authorized Outstanding   Amount
                                              ---------- ----------- -----------
Series B.....................................  120,000     117,570   $35,271,000
Undesignated.................................  380,000          --            --
                                               -------     -------   -----------
                                               500,000     117,570   $35,271,000
                                               =======     =======   ===========

 Series A

On October 28, 1998, the Company raised proceeds of $500,000 through the sale of 500 shares of Series A mandatorily redeemable preferred stock ("Series A ") and warrants to purchase 100,000 shares of the Company's common stock to an accredited investor. The Series A shares were convertible into shares of the Company's common stock based on a conversion formula and contained certain redemption provisions. The Company recorded a charge to deficit accumulated during the development stage in the amount of $144,000 arising from the "in-the-money" conversion feature attached to the Series A shares. In conjunction with the Company's Series B financing discussed below, all 500 shares of Series A were converted into 2,048 shares of Series B redeemable convertible preferred stock.

The warrants, which remain outstanding at June 30, 1999, have a term of four years with an initial exercise price of $7.10 per share and have been recorded at fair value, estimated using the Black Scholes Model, as additional paid in capital of $343,000.

 Series B

On March 23, 1999 ("Issuance Date"), the Company completed a private placement of 117,570 shares of Series B Convertible Preferred Stock ("Series B"), which includes the conversion of outstanding convertible notes and Series A shares into Series B Shares. Total proceeds, including proceeds from the convertible notes were $31,577,000 net of issuance costs of approximately $2,724,000.

Under the terms of the Series B Purchase Agreement, each share of Series B is convertible into 100 shares of the Company's common stock. The conversion factor of 100 is determined by dividing the redemption value of $300 per Series B by the conversion price per common share of $3.00.

During the year ended June 30, 1999, the Company has recorded a charge to accumulated deficit for the "in-the-money" conversion feature attached to the Series B stock. The amount of this charge is limited to the aggregate amount of the net proceeds received of $31.6 million. The remaining difference between the Series B carrying value and its redemption value, resulting from issuance costs associated with the transaction, will be accreted through March 2004, the earliest redemption date, using the effective interest rate method, as a charge to deficit accumulated during the development stage. Charges related to this accretion for the year ended June 30, 1999 and the three months ended September 30, 1999 were $222,000 and $224,000 (unaudited), respectively.

On September 24, 1999, the Company completed an underwritten public offering. In connection with this offering the 117,570 shares of Series B were automatically converted to 11,757,000 shares of common stock. In conjunction with this conversion, we recorded an addition to common stock of $12,000 and an increase to additional paid in capital of $32,194,000. As of September 30, 1999, dividends on the Series B shares of $1,062,000 (unaudited) were reclassified to accrued liabilities.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


The key terms of the Series B Preferred Stock Purchase Agreement include:

Voting Rights. The holders of the Series B are entitled to a number of votes equal to the number of shares of Common Stock issuable upon conversion of the Series B. The holders of the Series B are also entitled to elect one member of the Board of Directors.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the affairs of the Company, the holder of each Series B Share shall be entitled to be paid $300 per share (the "Series B Preference Amount"). If the assets of the Company upon such event are insufficient to make such payment in full, then the holders of Series B shares shall be entitled to pro rata distribution of all the assets of the Company. After payment in full of the liquidation preference to the holders of Series B shares, such holders are entitled to no further distributions.

Dividends. The Series B stockholders are entitled to cumulative dividends at an annual rate of 6% of the Series B Preference Amount. The payment of such amounts may be deferred until the Company completes an initial underwritten public offering, is sold, or until March 31, 2004. During the year ended June 30, 1999 and the three months ended September 30, 1999, the Company recorded charges of approximately $569,000 and $493,000 (unaudited), respectively, for a total of $1,062,000 (unaudited) to deficit accumulated during the development stage, representing the accrued dividends on the Series B.

Conversion. Each Series B is initially convertible into 100 shares of Common Stock at the election of the holder thereof. All Series B are subject to conversion on the closing of an underwritten public offering with gross proceeds of $25 million or more at a per share price of $6 or more or the approval of the holders of 67% of the Series B.

Adjustments to Conversion Rate. The Conversion Rate is subject to proportional adjustment upon any stock split, stock dividend or other similar change to the capital stock of the Company and certain other adjustments upon future issuances of common stock or rights to acquire Common Stock at a price less than $3 per share.

Redemption. In the event of certain defaults by the Company or if the Series B have not been converted after five years, the holders of the Series B have the right to require the Company to redeem the Series B.

Registration Rights. The Company is obligated to promptly (and in any event within 120 days of the first sale of the Series B) file a registration statement with the Securities and Exchange Commission to cover the resale of the Company's common stock issuable upon the conversion of the Series B shares. The Company has received a waiver from the holders of Series B extending this date until the earlier of 10 days after the closing of the Company's follow on offering (see Note 10) or September 30, 1999.

Fundamental Changes. Certain corporate actions, as more fully defined in the Company's restated articles of incorporation, require the approval of the holders of 67% of the series B preferred shares.

Note 8--Commitments:

The Company leases office space under a non-cancelable operating lease that expires in March 2004. The monthly rent amount includes certain maintenance costs associated with the leased space, and is subject to annual increases based on the Consumer Price Index. In addition, the Company has a lease for its former offices under which it is committed to pay monthly rentals of $4,000 until March 31, 2001. The Company has entered into a subleasing agreement for these premises for which it receives monthly payments of $4,000 until March 31, 2001. The Company is exposed to credit risk as the sublease does not relieve it of it's obligation under the original lease.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


Rent expense, net of sublease income, was $13,000, $231,000, $244,000 and $276,000 (unaudited) for the period from January 8, 1998 (Inception) to June 30, 1998, the year ended June 30, 1999, the period from January 8, 1998 (Inception) to June 30, 1999 and the three months ended September 30, 1999, respectively.

Future minimum lease payments under these leases, net of sublease income, are as follows (in thousands):

   Year Ending June 30,
   2000.................................................................. $  804
   2001..................................................................    804
   2002..................................................................    804
   2003..................................................................    804
   2004..................................................................    603
                                                                          ------
                                                                          $3,819
                                                                          ======

Note 9--Stockholders' Equity

Restricted Common Stock

A total of 8,378,000 shares of common stock were issued to the Company's founders, of which 1,062,000 were issued subject to a restricted stock purchase agreement with one of the founders. The agreement provides the Company with the right to repurchase 590,000 of these shares at $0.01 per share subject to ratable vesting over three years. As of June 30, 1999 and September 30, 1999, total shares of 311,389 and 262,222 (unaudited), respectively, were subject to repurchase by the Company under this agreement. In March 1999, pursuant to the stockholders' agreement entered into in conjunction with the Series B preferred stock issuance (Note 6), an additional 4,897,650 shares of the common stock originally issued to the Company's two other founders, were designated as newly restricted shares, subject to repurchase by the Company at $0.01 per share. The shares vest ratably over three years from the date of the Series B preferred stock issuance. As of June 30, 1999 and September 30, 1999, 4,465,679 and 4,059,708 (unaudited), respectively, of these shares remained subject to repurchase by the Company.

Stock Option Plans

On March 30, 1998, the Company adopted the 1998 Stock Option Plan and on December 31, 1998 the Company adopted the 1998 Non-Statutory Stock Option Plan (the "Plans") that provides for the granting of either incentive or nonqualified stock options to purchase shares of the Company's common stock, and for stock-based awards to officers, directors key employees of the Company and to non-employee consultants. Options granted to employees generally vest ratably over a period of three or four years, and expire ten years from the date of grant. On June 30, 1999 and September 30, 1999, there were total shares of 1,656,850 and 4,163,650 (unaudited), respectively, of common stock available for grant under the Plans.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


Option activity under the Plans is as follows:

                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                             Number of    Exercise    Price Per
                                              Shares        Price       Share
                                             ---------  ------------- ---------
  Granted................................... 2,437,550  $  0.01-$5.00  $ 0.85
                                             ---------
Balance at June 30, 1998.................... 2,437,550                 $ 0.85
  Granted................................... 4,216,000  $ 5.75-$13.63  $10.76
  Exercised.................................   (45,400) $        0.03  $ 0.03
  Canceled..................................  (310,400) $       11.00  $11.00
                                             ---------
Balance at June 30, 1999.................... 6,297,750                 $ 7.12
  Granted...................................   537,800  $14.38-$15.00  $14.29
  Exercised.................................  (170,585) $        0.03  $ 0.03
  Cancelled.................................   (44,600) $ 5.75-$13.63  $12.15
                                             ---------
Balance at September 30, 1999 (unaudited)... 6,620,365                 $ 7.93
                                             =========

The following table summarizes information with respect to stock options outstanding at June 30, 1999:

                        Options Outstanding         Options Exercisable
                 --------------------------------- ---------------------
                              Weighted-
                   Number      Average   Weighted-   Number    Weighted-
                 Outstanding  Remaining   Average  Exercisable  Average
    Range of     at June 30, Contractual Exercise  at June 30, Exercise
 Exercise Prices    1999     Life Years    Price      1999       Price
 --------------- ----------- ----------- --------- ----------- ---------
$ 0.01-$0.03      1,951,750     8.79      $ 0.03      906,184   $ 0.03
   5.00-6.75      1,145,000     9.28        5.04      569,613     5.42
   7.19-8.38        625,000     9.54        7.47       85,000     7.26
 11.00-13.63      2,576,000     9.89       13.11      191,000    13.55
                  ---------                         ---------
                  6,297,750     9.40        7.12    1,751,797     3.60
                  =========                         =========

Fair Value Disclosures

The aggregate fair value and weighted average fair value per share of options granted to employees and advisors was $1,121,000 and $0.46 and $21,786,000 and $5.17 in the period from January 8, 1998 (Inception) through June 30, 1998 and the year ended June 30, 1999, respectively. In the year ended June 30, 1999, $2,379,000 of the aggregate amount was recorded as Product Development expense in the Consolidated Statement of Operations representing the estimated fair value of 666,000 issued to various Company advisors which vested upon issuance. In the period January 8, 1998 (Inception) through June 30, 1998, $752,000 of the aggregate amount, representing the estimated fair value 280,000 options issued to Company advisors, was recorded in the Consolidated Statement of Operations.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


The fair value of each option grant is estimated on the date of grant using the Black Scholes Option Pricing Model with the following assumptions:

                                                         January 8, 1998  Year
                                                           (Inception)    Ended
                                                             through      June
                                                            June 30,       30,
                                                              1998        1999
                                                         --------------- -------
   Expected volatility..................................         55%         46%
   Risk-free interest...................................       5.73%        6.0%
   Expected life........................................     5 years     5 years
   Expected dividend yield..............................          0%          0%

Pro forma stock compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost been determined based on the fair value at the grant date for the awards in 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's net loss for 1998 and 1999, respectively, would have been as follows (in thousands except per share data):

                                                      January 8, 1998
                                                        (Inception)     Year
                                                          through      Ended
                                                         June 30,     June 30,
                                                           1998         1999
                                                      --------------- --------
   Net loss applicable to common shares - as report-
    ed..............................................      $(1,180)    $(47,677)
   Net loss applicable to common shares - pro
    forma...........................................      $(1,458)    $(49,009)
   Net loss per common share basic and diluted - as
    reported........................................      $ (0.12)    $  (3.52)
   Net loss per common share basic and diluted - pro
    forma...........................................      $ (0.14)    $  (3.61)

Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

Warrants

Warrants to purchase 300,000 shares of the Company's common stock were exercised on August 10, 1998 for cash proceeds of $300,000. Warrants to purchase 100,000 shares of the Company's common stock at $7.31 per share, which expire on October 28, 2002, remained outstanding at June 30, 1999 and September 30, 1999 (Unaudited).

In conjunction with the acquisition of music content on June 30, 1999 (Note 2), the Company issued warrants to purchase 35,000 shares of the Company's common stock at a price of $13.63 per share. The warrants, which expire on June 10, 2001, were valued at $143,000 and were recorded as an addition to paid in capital. These warrants remained outstanding at June 30, 1999 and September 30, 1999 (Unaudited).

During the year ended June 30, 1999, the Company issued warrants for the purchase of 1,388,300 common shares in exchange for product development activities by various individuals operating in the music industry. The warrants were issued with exercise prices ranging from $7.10 to $13.625 and have two-year terms. The fair value of these warrants, estimated using the Black-Scholes Model, of $5,682,000 has been recorded as a charge to Product Development expense in the Consolidated Statement of Operations. All these warrants remained outstanding as of June 30, 1999 and September 30, 1999 (Unaudited).

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


In connection with agreements to license digitally downloadable rights from various record labels the Company issued warrants to purchase up to 229,500 shares of common stock at exercise prices ranging between $13.63 and $18.00. These warrants remained outstanding as of June 30, 1999 and September 30, 1999 (Unaudited).

During the three months ended September 30, 1999, the Company issued warrants for the purchase of 612,000 (Unaudited) common shares in exchange for product development activities by various individuals operating in the music industry. The warrants were issued with exercise prices ranging from $13.625 to $18.00 and have two-year terms. The fair value of these warrants, estimated using the Black-Scholes Model, of $2,687,000 (Unaudited) has been recorded as a charge to Product Development expense in the Consolidated Statement of Operations. All the warrants remained outstanding as of September 30, 1999.

During the three months ended September 30, 1999 and pursuant to a marketing agreement, the Company issued warrants for the purchase of 549,000 (Unaudited) common shares at exercise prices of $20.19 with two-year terms. The fair value of these warrants, estimated using the Black-Scholes Model, of $1,971,000 (Unaudited) has been recorded as prepaid marketing expense and is being amortized over the term of the agreement. During the three months ended September 30, 1999, $286,000 (Unaudited) of the above balance was amortized to Marketing expense in the Consolidated Statement of Operations. All these warrants remained outstanding as of September 30, 1999.

Note 10--Income Taxes

At June 30, 1999, the Company had approximately $10 million of federal and $10 million state Net Operating Loss carryforwards available to offset future taxable income which will expire in varying amounts beginning in 2018 and 2006, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from Net Operating Loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of Net Operating Losses that the company may utilize in any one year include, but are not limited to, a cumulative change in ownership.

Deferred Taxes are composed of the following (in thousands):

                                                                     June 30
                                                                   ------------
                                                                   1998   1999
                                                                   ----  ------
     Deferred tax assets:
       Net Operating Losses....................................... $400  $4,120
       Accruals and reserves......................................   --      80
       Depreciation and amortization..............................   --     200
                                                                   ----  ------
                                                                    400   4,400
       Less Valuation Allowance:                                   (398)     --
                                                                   ----  ------
                                                                      2   4,400
     Deferred tax liabilities:
       Non-deductible intangible assets...........................   --  (4,400)
       Depreciation and amortization..............................   (2)     --
                                                                   ----  ------
       Total asset/(liability).................................... $ --  $   --
                                                                   ====  ======

The acquisitions of IUMA and Creative Fulfillment were structured as tax-free exchanges of stock, therefore, the differences between the recognized fair values of acquired net assets and their historical tax bases are not deductible for tax purposes. A deferred tax liability has been recognized for the differences between assigned fair values of intangibles for book purposes and the tax bases of such assets. The Company has recognized deferred tax assets to the extent of deferred tax liabilities.

                (Information as of September 30, 1999 and/or for three months ended September 30, 1999 and 1998 is unaudited)


Note 11--Subsequent Events

 Investment in Crunch Music Ltd

On July 6, 1999 the Company invested approximately $833,000 in Crunch Music Ltd. ("Crunch"), in exchange for a 19.5% ownership interest and a seat on the Crunch board of directors. Crunch is a company incorporated in England and Wales which operates a website selling downloadable music in the mp3 format from independent British dance labels. Under a separate distribution agreement, the Company and Crunch agreed to distribute each others musical content in their respective territories.

 Approval of Name Change

On July 16, 1999, the stockholders approved a proposal to amend the Company's Restated Articles of Incorporation in order to change its name from GoodNoise Corporation to EMusic.com Inc. and to recapitalize as a Delaware corporation. In connection with these changes, the par value of the Company's common shares changed from $0.01 per share to $0.001 per share. The accompanying financial statements reflect all share amounts after giving effect to this recapitalization.

 Approval of Increase in Number of Shares for Stock Option Plans.

On July 16, 1999, the stockholders approved an increase in the number of shares available for issuance under the Plans from 8 million to 11 million shares.

 Approval of Employee Stock Purchase Plan

On July 16, 1999 the stockholders approved the 1999 Stock Purchase Plan Under the terms of the plan, eligible employees may purchase shares of common stock at a discount through payroll deductions. A total of 250,000 shares of common stock were reserved for issuance under the plan.

 Increase in authorized capital

On July 16, 1999 the stockholders approved an increase in the authorized number of preferred shares to 20,000,000.

 Intention to Sell Additional Shares

On July 23, 1999 the Company filed a registration statement with the Securities and Exchange Commission relating to an offering of up to 5.5 million shares of common stock. Of the shares offered, it is expected that 5.0 million shares will be sold by the Company and that up to 500,000 shares will be sold by certain selling stockholders.

Note 12--Subsequent Events (unaudited)

On September 24, 1999, the Company completed an underwritten public offering. In connection with this offering, the Company sold 5,270,000 shares of common stock raising $79,682,400 in proceeds net of underwriting discounts.

Unaudited Pro Forma Condensed Combining Financial Information

  The following Unaudited Pro Forma Combined Condensed Financial Statements give effect to proposed business combination between EMusic.com Inc. (the "Company"), and Tunes.com Inc. ("Tunes.com"). The Pro Forma Combined Condensed Financial Statements are based on the historical financial statements and the notes thereto of the Company included in the Annual Report on Form 10-K for the fiscal year ended June 30, 1999 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the historical financial statements and notes thereto of Group K, Inc. ("Cductive") included on the Form 8K/A filed with the Securities and Exchange Commission on December 21, 1999 and the historical financial statements and the notes thereto of Tunes.com included herein.

  On January 31, 1999, EMusic completed the acquisition of Creative Fulfillment, Inc. ("Creative Fulfillment"). EMusic issued 630,000 shares of its common stock and provided cash consideration of $313,000 for all of the outstanding stock of Creative Fulfillment. EMusic accounted for the transaction as a purchase business combination. Accordingly, Creative Fulfillment's results of operations are included in EMusic's historical results of operations for the period beginning from the date of consummation of the acquisition.

  On June 18, 1999, EMusic completed the acquisition of Internet Underground Music Archive, Inc. ("IUMA"). EMusic issued 448,000 shares of its common stock and accounted for the transaction as a purchase business combination. Accordingly, IUMA's results of operations are included in EMusic's historical results of operations for the period beginning from the date of consummation of the IUMA acquisition.

  On December 10, 1999, EMusic completed the acquisition of Cductive. EMusic issued 2,136,000 shares of its common stock and, in addition, assumed all of Cductives then outstanding common stock options and warrants. Total consideration amounted to approximately $36.8 million.

  The Unaudited Pro Forma Combined Condensed Balance Sheet combines the Company's September 30, 1999 balance sheet with Tunes.com's and Cductive's balance sheets dated September 30, 1999, giving effect to the Mergers with Tunes.com and Cductive as if they had occurred on September 30, 1999.

  The Unaudited Pro Forma Combined Condensed Statement of Operations for the three months ended September 30, 1999 gives effect to each merger as if they had occurred on July 1, 1999 and combine the Company's historical condensed statement of operations for the three months ended September 30, 1999 and the condensed consolidated statement of operations of Cductive and Tunes.com for the three months ended September 30, 1999.

  The Unaudited Pro Forma Combined Condensed Statement of Operations for the twelve months ended June 30, 1999 gives effect to each of the above mergers as if they had occurred on July 1, 1998. The Unaudited Pro Forma Combined Statement of Operations combines EMusic's statement of operations for the twelve months ended June 30, 1999 with

  . the condensed consolidated statement of operations of Tunes.com and Cductive for the twelve months ended June 30, 1999;

  . the condensed statement of operations of Creative Fulfillment for the six months ended January 31, 1999; and

  . the condensed statement of operations of IUMA for the nine months ended April 30, 1999.

  The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if each Merger had been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The unaudited Pro Forma Combined Condensed Financial Statements do not incorporate any benefits from cost savings or synergy of operations of the combined company.

  The Company expects to incur direct transaction costs of approximately $3,800,000 associated with the Merger that will be included in the purchase price allocated to acquired net assets. There can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

  These Unaudited Pro Forma Combined Condensed Financial Statements should be read in conjunction with the historical financial statements and the related notes thereto of the Company included in the Form 10-K and Form 10-Q filed with the Securities and Exchange Commission, and the financial statements and the notes thereto of the Company included herein.

           UNAUDITED PROFORMA CONDENSED COMBINING BALANCE SHEET DATA
                                 (In thousands)

                              EMusic.com     Cductive          Pro Forma
                             ------------- ------------- -----------------------
                             September 30, September 30,
                                 1999          1999      Adjustments    Combined
                             ------------- ------------- ------------   --------
                                                         (see note 5)
Assets
Current Assets:
  Cash.....................    $ 78,904       $   888      $   --       $ 79,792
  Accounts receivable......         168           --           --            168
  Prepaid expenses and
   other assets............       9,531            17          --          9,548
                               --------       -------      -------      --------
    Total current assets...      88,603           905          --         89,508
                               --------       -------      -------      --------
Property and equipment,
 net.......................       1,989           219                      2,208
Music content, net.........      11,746           239                     11,985
Trade names, net...........      22,397           --        35,867 (J)    58,264
Other intangible assets,
 net.......................         --            --           --
Other assets...............         430            73          --            503
                               --------       -------      -------      --------
    Total assets...........    $125,165       $ 1,436      $35,867      $162,468
                               --------       -------      -------      --------
Liabilities and
 Stockholders' Equity
Current Liabilities:
  Accounts payable.........    $    406       $   272      $   --       $    678
  Accrued liabilities......       1,829            28          100 (J)     1,957
  Accrued payroll and
   related benefits........         430           --           --            430
  Deferred revenue.........         --            --           --            --
  Dividends payable on
   preferred stock.........       1,061            92          --          1,153
  Current portion of long
   term debt...............         --             69          --             69
                               --------       -------      -------      --------
    Total current
     liabilities...........       3,726           461          100         4,287
                               --------       -------      -------      --------
Long term debt.............         --             60          --             60
Redeemable convertible
 preferred stock...........         --          1,217       (1,217)(K)       --
                               --------       -------      -------      --------
Total Liabilities..........       3,726         1,738       (1,117)        4,347
                               --------       -------      -------      --------
Stockholders' Equity
 (Deficit):
  Preferred Stock..........         --            --           --            --
  Common Stock.............          34             3           (3)(K)     2,170
                                                             2,136 (J)
  Additional paid-in            184,498         2,008       (2,008)(K)   219,044
   capital.................                                 34,546 (J)
Common stock to be issued..         --            --           --            --
  Deficit accumulated
   during the development
   stage...................     (63,093)       (2,313)       2,313 (K)   (63,093)
                               --------       -------      -------      --------
    Total stockholders'
     equity................     121,439          (302)      36,984       158,121
                               --------       -------      -------      --------
    Total liabilities and
     stockholders' equity..    $125,165       $ 1,436      $35,867      $162,468
                               ========       =======      =======      ========

                            See accompanying notes.

                                 (In thousands)

                                            Tunes.com        Pro Forma
                                          ------------- -----------------------
                                          September 30,
                                              1999      Adjustments    Combined
                                          ------------- -----------    --------
                                                     (see Note 5)
Assets
Current Assets:
  Cash...................................   $  7,528     $    --       $ 87,320
  Accounts receivable....................        882          --          1,050
  Prepaid expenses and other assets......      2,777          --         12,325
                                            --------     --------      --------
    Total current assets.................     11,187          --        100,695
                                            --------     --------      --------
Property and equipment, net..............      1,593          --          3,801
Music content, net.......................        --           --         11,985
Trade names, net.........................      1,423      137,933 (L)  $197,620
Other intangible assets, net.............      2,044       (2,044)(L)       --
Other assets.............................         52          --            555
                                            --------     --------      --------
    Total assets.........................   $ 16,299     $135,889      $314,656
                                            --------     --------      --------
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable.......................   $  1,327          --          2,005
  Accrued liabilities....................      1,783        3,893 (L)     7,633
  Accrued payroll and related benefits...        537          --            967
  Deferred revenue.......................         96          --             96
  Dividends payable on preferred stock...        --           --          1,153
  Current portion of long term debt......        --           --             69
                                            --------     --------      --------
    Total current liabilities............      3,743        3,893        11,923
                                            --------     --------      --------
Long term debt...........................         82          --            142
Deferred tax liability...................        --         9,435 (L)     9,435
Redeemable convertible preferred stock...     43,135      (43,135)(M)       --
                                            --------     --------      --------
Total liabilities........................     46,960      (29,807)       21,500
                                            --------     --------      --------
Stockholders' Equity (Deficit):
Preferred Stock
  Common Stock...........................         15          (15)(M)     2,176
                                                                6 (L)
  Additional paid-in capital.............     10,673      (10,673)(M)   354,073
                                                          135,029 (L)
Common stock to be issued................         55          (55)(M)       --
  Deficit accumulated during the
   development stage.....................    (41,404)      41,404 (M)   (63,093)
                                            --------     --------      --------
    Total stockholders' equity...........    (30,661)     165,696       293,156
                                            --------     --------      --------
    Total liabilities and stockholders'
     equity..............................   $(16,299)    $135,889      $314,656
                                            ========     ========      ========

                            See accompanying notes.

      UNAUDITED PROFORMA CONDENSED COMBINING STATEMENT OF OPERATIONS DATA
                    (In thousands except per share amounts)

                              EMusic.com     Cductive         Pro Forma
                             ------------- ------------- ----------------------
                             Three Months  Three Months
                                 Ended         Ended
                             September 30, September 30,
                                 1999          1999      Adjustments   Combined
                             ------------- ------------- -----------   --------
                                                          (see note
                                                             5)
Revenues...................    $    180       $   22       $   --      $    202
Cost of revenues...........          25           32           --            57
                               --------       ------       -------     --------
 Gross profit (loss).......         155          (10)          --           145
                               --------       ------       -------     --------
Operating expenses:
 Product development.......       6,011          226           --         6,237
 Selling and marketing.....       4,771          111           --         4,882
 General and
  administrative...........         812          531           --         1,343
 Amortization of trade
  names....................       2,283          --        $ 2,989 (B)    5,272
                               --------       ------       -------     --------
 Total operating expenses..      13,877          868         2,989       17,734
                               --------       ------       -------     --------
Operating loss.............     (13,722)        (878)       (2,989)     (17,589)
Interest and other income
 (expense), net............         203           (6)          --           197
                               --------       ------       -------     --------
Net income (loss)..........    $(13,519)      $ (884)      $(2,989)    $(17,392)
Accretion of Series B
 Preferred to redemption
 value.....................        (224)         --            --          (224)
Dividend on Series B
 Preferred Stock...........        (493)         --            --          (493)
                               --------       ------       -------     --------
Net loss applicable to
 common stockholders.......    $(14,236)      $ (884)       $2,989     $(18,109)
                               ========       ======       =======     ========
Net loss per share, basic
 and diluted...............    $  (1.09)                               $  (1.19)
                               ========                                ========
Weighted average common
 shares outstanding, basic
 and diluted...............      13,058                      2,136 (A)   15,194
                               ========                    =======     ========

                                             Tunes.com        Pro Forma
                                           ------------- ----------------------
                                           Three Months
                                               Ended
                                           September 30,
                                               1999      Adjustments   Combined
                                           ------------- -----------   --------
Revenues.................................     $ 1,305      $   --      $  1,507
Cost of revenues.........................       1,106         (340)(E)      823
                                              -------      -------     --------
 Gross profit (loss).....................         199          --           684
                                              -------      -------     --------
Operating expenses:
 Product development.....................       1,006          340 (E)    7,583
 Selling and marketing...................       4,343          --         9,225
 General and administrative..............       1,135          --         2,478
 Amortization of trade names.............         681        8,789 (D)   14,742
                                              -------      -------     --------
 Total operating expenses................       7,165        9,129       34,028
                                              -------      -------     --------
Operating loss...........................      (6,966)      (8,789)     (33,344)
Interest and other income (expense),
 net.....................................         126          --           323
                                              -------      -------     --------
Net income (loss)........................     $(6,840)     $(8,789)    $(33,021)
Accretion of Series B Preferred to
 redemption value........................         --           --          (224)
Dividend on Series B Preferred Stock.....         --           --          (493)
                                              -------      -------     --------
Net loss applicable to common
 stockholders............................     $ 6,840      $(8,789)    $(33,738)
                                              =======      =======     ========
Net loss per share, basic and diluted....                              $  (1.60)
                                                                       ========
Weighted average common shares
 outstanding, basic and diluted..........         --         5,892 (C)   21,086
                                              =======      =======     ========

                            See accompanying notes.

     UNAUDITED PROFORMA CONDENSED COMBINING STATEMENT OF OPERATIONS DATA--
                                  (Continued)
                    (In thousands except per share amounts)

                           EMusic.com
                          -------------     Creative          IUMA      Cductive.com
                          Twelve Months   Fulfillment         Nine         Twelve
                              Ended     Six Months Ended  Months Ended  Months Ended
                          June 30, 1999 January 31, 1999 April 30, 1999 June 30, 1999
                          ------------- ---------------- -------------- -------------
Revenues................    $     92          $103          $   299        $   105
Cost of revenues........          27            32              --             108
                            --------          ----          -------        -------
 Gross profit (loss)....          65            71              299             (3)
                            --------          ----          -------        -------
Operating expenses:
 Product development....      11,690            57              255            496
 Selling and marketing..         556           --               --             183
 General and
  administrative........       1,599            13            1,120            551
 Amortization of trade
  names.................       1,682           --               --             --
                            --------          ----          -------        -------
 Total operating
  expenses..............      15,527            70            1,375          1,230
                            --------          ----          -------        -------
Operating loss..........     (15,462)            1           (1,076)        (1,233)
Interest and other
 income (expense), net..         322           --               --             (14)
                            --------          ----          -------        -------
Net income (loss).......    $(15,140)         $  1          $(1,076)       $(1,247)
Accretion of Series A
 Preferred to redemption
 value..................         (25)          --               --             --
Beneficial conversion
 charge, Series A
 Preferred Stock........        (144)          --               --             --
Accretion of Series B
 Preferred to redemption
 value..................        (222)          --               --             --
Beneficial conversion
 charge, Series B
 Preferred Stock........     (31,577)          --               --             --
Dividend on Series B
 Preferred Stock........        (569)          --               --             --
                            --------          ----          -------        -------
Net loss applicable to
 common stockholders....    $(47,677)         $  1          $ 1,076         (1,247)
                            ========          ====          =======        =======
Net loss per share,
 basic and diluted......    $  (3.52)
                            ========
Weighted average common
 shares outstanding,
 basic and diluted......      13,564
                            ========

                                            Tunes.com
                                          Twelve Months
                                              Ended
                                          June 30, 1999 Adjustments    Combined
                                          ------------- -----------    ---------
                                                     (see Note 5)
Revenues................................    $  3,351     $    (50)(G)  $   3,900
Cost of revenues........................       4,008       (1,271)(H)      2,904
                                            --------     --------      ---------
 Gross profit (loss)....................        (657)       1,221          6,804
                                            --------     --------      ---------
Operating expenses:
 Product development....................       9,600        1,233 (H)     23,331
 Selling and marketing..................       6,055          --           6,794
 General and administrative.............       3,754          --           7,037
 Amortization of trade names............       2,836       50,849 (I)     55,367
                                            --------     --------      ---------
 Total operating expenses...............      22,245       52,082         92,529
                                            --------     --------      ---------
Operating loss..........................     (22,902)     (50,861)       (85,725)
Interest and other income (expense),
 net....................................         280          --             588
                                            --------     --------      ---------
Net income (loss).......................    $(22,622)    $(50,861)     $ (85,137)
Accretion of Series A Preferred to
 redemption value.......................         --           --             (25)
Beneficial conversion charge, Series A
 Preferred Stock........................         --           --            (144)
Accretion of Series B Preferred to
 redemption value.......................         --           --            (222)
Beneficial conversion charge, Series B
 Preferred Stock........................         --           --         (31,577)
Dividend on Series B Preferred Stock....         --           --            (569)
                                            --------     --------      ---------
 Net loss applicable to common
  stockholders..........................     (22,622)     (50,861)     $(117,674)
                                            ========     ========      ---------
Net loss per share, basic and diluted...                               $   (5.26)
                                                                       =========
Weighted average common shares
 outstanding, basic and diluted.........         --         8,806 (F)     22,370
                                            ========     ========      =========

                             See accompanying notes

         NOTES TO UNAUDITED PROFORMA CONDENSED COMBINING FINANCIAL DATA

  1. The preliminary allocation of the purchase price among the indentifiable tangible and intangible assets was based on a preliminary assessment of the fair market value of those assets. The Company is amortizing the intangible assets over their estimated useful life of three and ten years using the straight line method. For the purposes of the unaudited proforma condensed combining financial data we allocated 30% of intangible assets obtained through the acquisition of Tunes.com to Rollingstone.com, to be amortized over ten years. Rollingstone.com is a trade name that Tunes.com acquired pursuant to an agreement that has a life of ten years but contains provisions for a five year extension based on certain contingencies. The Company has engaged an independent valuations consultant to perform an allocation of the purchase price based on generally accepted valuation techniques. To the extent the purchase price is allocated to Rollingstone.com or a longer life is determined, the adjustment will be made to the amortization which could be material in amount. Any adjustments arising as a result of the valuation work will be recorded upon its completion.

  2. Below is a table of the estimated acquisition cost, estimated purchase price allocation and estimated amortization of intangible assets of Tunes.com and Cductive as of September 30, 1999 (in thousands):

                    September 30, 1999:                     Tunes.com Cductive
                    -------------------                     --------- --------
Estimated acquisition price:
  Value of securities issued............................... $135,035  $36,682
  Acquisition costs........................................    3,893      100
                                                            --------  -------
    Total acquisition costs................................  138,928   36,782
  Deferred tax liability...................................    9,435       --
                                                            --------  -------
    Total..................................................  148,363   36,782
                                                            ========  =======
Estimated purchase price allocation:
  Tangible net assets acquired............................. $  9,007  $   915
  Goodwill and other intangibles...........................  139,356   35,867
                                                            --------  -------
    Total..................................................  148,363   36,782
                                                            ========  =======
Estimated amortization (based on composite amortization
 period of approximately four years)
Annual..................................................... $ 35,156  $11,956
                                                            ========  =======

  The tangible net assets of Tunes.com and Cductive include cash, accounts receivable, other current assets and property and equipment net of liabilities. Liabilities include accounts payable and other accrued liabilities.

  3. The unaudited pro forma combined loss per share is based on the weighted average number of common and common equivalent shares of EMusic, 630,000 shares issued to Creative Fulfillment, 448,000 shares issued to IUMA, 2,136,000 shares issued to Cductive and 5,892,000 shares to be issued to Tunes.com for the three month period ended September 30, 1999 and the year ended June 30, 1999. The dilutive effect of stock options has been excluded since the unaudited pro forma condensed statement of operations results in a net loss for the three-months ended September 30, 1999 and the year ended June 30, 1999.

  The pro-forma combined basic and diluted loss per share information was determined as follows for the three-months ended September 30, 1999 (in thousands):

   EMusic shares used for net loss per share calculation............... 13,058
   EMusic shares issued for the acquisition of Cductive................  2,136
   EMusic shares issued for the acquisition of Tunes.com...............  5,892
                                                                        ------
   Pro forma combined EMusic shares used for loss per share
    calculation........................................................ 21,086
                                                                        ======

  The pro forma combined basic and diluted loss per share information was determined as follows for the year ended June 30, 1999 (in thousands):

   EMusic shares used for net loss per share calculation............... 13,564
   Adjustment to give full period effect of EMusic shares issued for
    Creative Fulfillment...............................................    367
   Adjustment to give full period effect of EMusic shares issued for
    acquisition of IUMA................................................    411
   EMusic shares issued for the acquisition of Cductive................  2,136
   EMusic shares issued for the acquisition of Tunes.com...............  5,892
                                                                        ------
   Pro forma combined EMusic shares used for loss per share
    calculation........................................................ 22,370
                                                                        ======

  4. These unaudited pro forma combined condensed financial statements reflect the issuance of 5,891,712 shares of EMusic common stock in exchange for all of the outstanding shares of common stock of Tunes.com as of September 30, 1999.

  The following table details the pro forma share issuance in connection with the acquisition as of September 30, 1999 (in thousands):

   Number of shares of EMusic common stock issued for Cductive net tangible assets....................................................  2,136
   Number of shares of EMusic common stock issued for Tunes.com net tangible assets....................................................  5,892
   Number of shares of EMusic common stock outstanding as of September
    30, 1999........................................................... 34,002
                                                                        ------
   Number of shares of EMusic common stock outstanding after the completion of acquisition.......................................... 42,030
                                                                        ======

  5. The following pro forma adjustments are reflected in the unaudited pro forma condensed combining financial information and are required to allocate the preliminary purchase price and acquisition costs to the net assets acquired from Creative Fulfillment, IUMA, Cductive and Tunes.com based on their fair value:

  Adjustments reflecting the acquisition of Cductive and Tunes.com for the three months ended September 30, 1999:

  (A) Reflects the issuance of 2,136,000 shares of Common Stock in exchange for all outstanding common shares of Cductive.

  (B) Reflects the amortization of intangible assets associated with the purchase of Cductive as if the acquisition was completed as of the beginning of each period presented. Amortization is over the estimated useful lives of the assets acquired of three years. Any adjustments arising as a result of the completion of valuation work to be performed by the independent valuation consultant, may have a material effect on the amortization for the period reported.

  (C) Reflects the issuance of 5,892,000 shares of Common Stock in exchange for all the outstanding common stock of Tunes.com.

  (D) Reflects the amortization of intangible assets associated with the purchase of Tunes.com as if the acquisition was completed as of the beginning of each period presented. Amortization is over the estimated useful lives of the assets acquired. Any adjustments arising as a result of the completion of valuation work to be performed by the independent valuation consultant, may have a material effect on the amortization for the period reported.

  (E) Reflects the adjustment to Tunes.com to conform expense classifications for reporting with respect to the allocation of expense to cost of revenues versus product development.

  Adjustments reflecting the acquisition of Creative Fulfillment, IUMA, Cductive and Tunes.com for the twelve months ended June 30, 1999:

  (F) Reflects the issuance of 367,000 shares for Creative Fulfillment, 411,000 shares for IUMA, 2,136,000 shares for Cductive and 5,892,000 shares for Tunes.com.

  (G) Reflects the elimination of inter-company development consulting revenue paid by EMusic.com to Creative Fulfillment.

  (H) Reflects the adjustment to Tunes.com to conform expense classifications for reporting and the elimination of expense related to inter-company development consulting revenue paid by EMusic.com to Creative Fulfillment.

  (I) Reflects the amortization of intangible assets associated with the purchase of Creative Fulfillment, IUMA, Cductive and Tunes.com as if the acquisition was completed as of July 1, 1998. Amortization for Cductive and Tunes.com is over the estimated useful lives of the assets acquired. Any adjustments arising as a result of the completion of valuation work to be performed by the independent valuations consultant, may have a material effect on the amortization for the period reported.

  Adjustments reflecting the acquisition of Cductive and Tunes.com on September 30, 1999:

  (J) Reflects the allocation of the Cductive purchase price of approximately $36,782,000, which consisted of the issuance of 2,136,000 shares of Common Stock valued at $14.85 per share, assumption of fully-vested warrants and options for 471,000 shares of Common Stock, net assets assumed of approximately $915,000 and direct acquisition related expenses of $100,000.

  (K) Reflects the elimination of Cductive's equity accounts.

  (L) Reflects the allocation of the Tunes.com purchase price of approximately $138,928,000, which consisted of the issuance of 5,892,000 shares of Common Stock valued at $14.29 per share, assumption of fully-vested warrants and options for 4,708,000 shares of Common Stock, net assets assumed of approximately $9,007,000 and direct acquisition related expenses of $3,893,000.

  (M) Reflects the elimination of Tunes.com's equity accounts.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Boards of Directors and Shareholders
Creative Fulfillment, Inc. (d.b.a. "Emusic")
(a Development Stage Enterprise)

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Creative Fulfillment, Inc. (d.b.a. "Emusic") (a development stage enterprise) at October 31, 1998, and the results of its operations and its cash flows for the years ended October 31, 1997 and 1998 and for the period from March 14, 1995 (inception) through October 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
March 31, 1999

                  CREATIVE FULFILLMENT, INC. (d.b.a. "EMUSIC")
                        (a Development Stage Enterprise)

                                 BALANCE SHEETS

                                                         October 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                                     (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents.............................   $   1,770   $  13,852
 Accounts receivable...................................          --       3,062
                                                          ---------   ---------
  Total current assets.................................       1,770      16,914
Property and equipment, net............................       9,664       6,774
                                                          ---------   ---------
   Total assets........................................   $  11,434   $  23,688
                                                          =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Commitments (Note 4)
Current liabilities:
 Accounts payable and accrued liabilities..............   $  18,402   $   9,443
 Related party liabilities (Notes 3 & 7)...............       7,066      13,286
                                                          ---------   ---------
  Total current liabilities............................      25,468      22,729
                                                          ---------   ---------
Shareholders' equity:
 Common stock, no par value; 25,000,000 shares
  authorized, 17,079,965 shares issued and
  outstanding..........................................     186,133     186,133
 Deficit accumulated during the development stage......    (200,167)   (185,174)
                                                          ---------   ---------
  Total shareholders' equity (deficit).................     (14,034)        959
                                                          ---------   ---------
   Total liabilities and shareholders' equity..........   $  11,434   $  23,688
                                                          =========   =========



   The accompanying notes are an integral part of these financial statements.

                  CREATIVE FULFILLMENT, INC. (d.b.a. "EMUSIC")
                        (a Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS

                            Years Ended      March 14, 1995   Three Months Ended    March 14, 1995
                            October 31,      (Inception) to       January 31,       (Inception) to
                         ------------------   October 31,   -----------------------  January 31,
                           1997      1998         1998         1998        1999          1999
                         --------  --------  -------------- ----------- ----------- --------------
                                                            (Unaudited) (Unaudited)  (Unaudited)
Revenues:
 Music revenues......... $272,253  $117,993     $685,481      $38,431     $10,092     $ 695,573
 Advertising revenues...      191    39,560       39,751           --      10,296        50,047
 Other revenues.........      118    37,083       37,201           --      50,000        87,201
                         --------  --------    ---------      -------     -------     ---------
  Total revenues........  272,562   194,636      762,433       38,431      70,388       832,821
Cost of revenues:
 Cost of music
  revenues..............  244,307   113,753      625,605       35,011      11,747       637,352
 Cost of other
  revenues..............       --    17,730       17,730           --          --        17,730
                         --------  --------    ---------      -------     -------     ---------
  Total cost of
   revenues.............  244,307   131,483      643,335       35,011      11,747       655,082
                         --------  --------    ---------      -------     -------     ---------
Gross profit............   28,255    63,153      119,098        3,420      58,641       177,739
                         --------  --------    ---------      -------     -------     ---------
Operating expenses:
 Product development....   48,371    76,859      158,851        4,089      40,349       199,200
 Sales, general and
  administrative........   21,052    68,333      156,132        2,323       3,299       159,431
                         --------  --------    ---------      -------     -------     ---------
  Total operating
   expenses.............   69,423   145,192      314,983        6,412      43,648       358,631
                         --------  --------    ---------      -------     -------     ---------
Income (loss) from
 operations.............  (41,168)  (82,039)    (195,885)      (2,992)     14,993      (180,892)
Interest and other
 expense, net...........   (1,731)     (951)      (4,282)      (1,057)         --        (4,282)
                         --------  --------    ---------      -------     -------     ---------
Net income (loss)....... $(42,899) $(82,990)   $(200,167)     $(4,049)    $14,993     $(185,174)
                         ========  ========    =========      =======     =======     =========


   The accompanying notes are an integral part of these financial statements.

                  CREATIVE FULFILLMENT, INC. (d.b.a. "EMUSIC")
                        (a Development Stage Enterprise)

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                       Deficit
                                                     Accumulated     Total
                                    Common Stock     During the  Shareholders'
                                 ------------------- Development    Equity
                                   Shares    Amount     Stage      (Deficit)
                                 ---------- -------- ----------- -------------
Issuance of Common Stock to
 Founders for services.......... 13,500,000 $ 15,000  $      --    $ 15,000
Net loss........................                        (29,104)    (29,104)
                                 ---------- --------  ---------    --------
Balance at October 31, 1995..... 13,500,000   15,000    (29,104)    (14,104)
Issuance of Common Stock to
 Founder in exchange for fixed
 assets.........................  2,000,000   20,000         --      20,000
Issuance of Common Stock in
 exchange for advertising
 services.......................     96,665    4,833         --       4,833
Issuance of Common Stock in
 exchange for cancellation of
 note payable...................  1,000,000   50,000         --      50,000
Net loss........................         --       --    (45,174)    (45,174)
                                 ---------- --------  ---------    --------
Balance at October 31, 1996..... 16,596,665   89,833    (74,278)     15,555
Sale of Common Stock for Cash...     47,500    9,500         --       9,500
Issuance of Common Stock for
 Services.......................    125,000   24,640         --      24,640
Net loss........................         --       --    (42,899)    (42,899)
                                 ---------- --------  ---------    --------
Balance at October 31, 1997..... 16,769,165  123,973   (117,177)      6,796
Issuance of Common Stock for
 Services.......................    310,800   62,160         --      62,160
Net loss........................         --       --    (82,990)    (82,990)
                                 ---------- --------  ---------    --------
Balance at October 31, 1998..... 17,079,965  186,133   (200,167)    (14,034)
Net income (unaudited)..........         --       --     14,993      14,993
                                 ---------- --------  ---------    --------
Balance at January 31, 1999
 (unaudited).................... 17,079,965 $186,133  $(185,174)   $    959
                                 ========== ========  =========    ========


   The accompanying notes are an integral part of these financial statements.

                  CREATIVE FULFILLMENT, INC. (d.b.a. "EMUSIC")
                        (a Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                             Years Ended      March 14, 1995   Three Months Ended    March 14, 1995
                             October 31,      (Inception) to       January 31,       (Inception) to
                          ------------------   October 31,   -----------------------  January 31,
                            1997      1998         1998         1998        1999          1999
                          --------  --------  -------------- ----------- ----------- --------------
                                                             (Unaudited) (Unaudited)  (Unaudited)

Cash flows from
 operating activities:
Net income (loss).......  $(42,899) $(82,990)   $(200,167)     $(4,049)    $14,993     $(185,174)
Adjustments to reconcile
 net income (loss) to
 net cash used in
 operating activities:
 Depreciation...........    12,277    12,856       30,453        3,221       2,890        33,343
 Issuance of common
  stock in exchange for
  services..............    24,640    62,160      106,633           --          --       106,633
 Changes in operating
  assets and
  liabilities:
 Accounts receivable....        --        --           --           --      (3,062)       (3,062)
 Accounts payable and
  accrued liabilities...     5,180     1,617       25,468       (4,251)    (15,239)       10,229
                          --------  --------    ---------      -------     -------     ---------
Net cash used by
 operating activities...      (802)   (6,357)     (37,613)      (5,079)       (418)      (38,031)
                          --------  --------    ---------      -------     -------     ---------
Cash flows from
 investing activities:
Acquisition of property
 and equipment..........    (2,623)   (1,464)     (20,117)          --          --       (20,117)
                          --------  --------    ---------      -------     -------     ---------
Net cash provided by
 investing activities...    (2,623)   (1,464)     (20,117)          --          --       (20,117)
                          --------  --------    ---------      -------     -------     ---------
Cash flows from
 financing activities:
Proceeds from issuance
 of note................        --        --       50,000           --      12,500        62,500
Net proceeds from
 issuance of common
 stock..................     9,500        --        9,500           --          --         9,500
                          --------  --------    ---------      -------     -------     ---------
Net cash provided by
 financing activities...     9,500        --       59,500           --      12,500        72,000
                          --------  --------    ---------      -------     -------     ---------
Net increase/(decrease)
 in cash................     6,075    (7,821)       1,770       (5,079)     12,082        13,852
Cash at beginning of
 period.................     3,516     9,591           --        9,591       1,770            --
                          --------  --------    ---------      -------     -------     ---------
Cash at end of period...  $  9,591  $  1,770    $   1,770      $ 4,512     $13,852     $  13,852
                          --------  --------    ---------      -------     -------     ---------
Supplemental disclosures
 of cash flow
 information:
Issuance of Common Stock
 in exchange for fixed
 assets.................  $     --  $     --    $  20,000      $    --     $    --     $  20,000
Conversion of notes
 payable to Common
 Stock..................  $     --  $     --    $  50,000      $    --     $    --     $  50,000

   The accompanying notes are an integral part of these financial statements.

                  Creative Fulfillment, Inc. (d.b.a. "Emusic")
                        (a Development Stage Enterprise)

                         Notes to Financial Statements

1. Nature of Business and Significant Accounting Policies

Organization and Business

Creative Fulfillment, Inc. ("Creative" or the "Company"), a California corporation, was incorporated on March 14, 1995 to develop an Internet web site to sell musical recordings on CD's, the fulfillment and shipping of which is performed by a third party. Since its inception, the Company has been in the development stage devoting its efforts primarily to developing its web site, acquiring operating assets and raising capital. The Company operates within one business segment, operates only in the United States, and sells primarily to customers in the United States.

Significant Accounting Policies

 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Unaudited Interim Results

The accompanying interim financial statements as of January 31, 1999 and for the three months ended January 31, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows as of January 31, 1999 and for the three months ended January 31, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the three months ended January 31, 1999 are not necessarily indicative of the results to be expected for the year ending October 31, 1999.

 Revenue Recognition

Music revenues are generally recognized in the period in which the shipment occurs. A provision is made for returns based on historical return levels experienced by the Company. All music sales are paid for by credit card.

Advertising revenues are derived principally from short-term advertising agreements. These revenues are generally recognized ratably over the term of the agreements, provided that the Company has no significant remaining obligations and collection of the resulting receivable is probable.

Other revenue consists primarily of consulting revenue, which is generally recognized ratably over the term of the agreements, provided that the Company has no significant remaining obligations and collection of the resulting receivable is probable.

 Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. Cash balances are maintained with a major financial institution and have been maintained below federally insured limits. No individual customers represented greater than 10% of sales in fiscal 1997 or 1998. In the three months ended January 31, 1999 (unaudited), one customer accounted for 71% of total revenues. See also Note 3 below.

                  Creative Fulfillment, Inc. (d.b.a. "Emusic")
                        (a Development Stage Enterprise)

                   Notes to Financial Statements--(Continued)


 Cash Equivalents and Fair Value of Financial Instruments

The Company considers all highly liquid, low risk debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of the Company's financial instruments, including cash, accounts receivable and accounts payable, approximate their fair value due to their relatively short maturities.

 Property and Equipment

Property and equipment is stated at historical cost. Depreciation is computed using the straight-line method over estimated useful lives, generally three years.

 Comprehensive Income or Loss

There are no differences between the Company's net income or loss for the years ended October 31, 1997 and 1998, for the period from March 14, 1995 (inception) to October 31, 1998, the three months ended January 31, 1999 (unaudited) and the period from March 14, 1995 (inception) to January 31, 1999 (unaudited) and the Company's comprehensive income or loss for each of these periods.

 Product Development Costs

Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

 Income Taxes

Income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It also provides guidance for accounting for changes in the fair value of a derivative (i.e. gains and losses). SFAS 133 is effective for all fiscal years beginning after June 15, 1999. The Company does not expect that the adoption of SFAS 133 will have a material effect on its financial statements.

                  Creative Fulfillment, Inc. (d.b.a. "Emusic")
                        (a Development Stage Enterprise)

                   Notes to Financial Statements--(Continued)


2. Property and Equipment

                                                         October 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                                     (Unaudited)
   Computer and office equipment........................  $ 40,117    $ 40,117
   Less accumulated depreciation........................   (30,453)    (33,343)
                                                          --------    --------
                                                          $  9,664    $  6,774
                                                          ========    ========

3. Related Party Transactions

The Company has incurred $18,000 and $19,000 in development expenses during fiscal 1998 and the period from March 14, 1995 (inception) to October 31, 1998, and incurred $31,010 (unaudited) and $43,510 in development expenses in the period from March 14, 1995 (inception) to January 31, 1999 with Mango Enterprises. Mango Enterprises is owned by the Founder and holder of 79% of the outstanding Common Stock of Emusic.

The Company has incurred $3,927 in expenses during the period from March 14, 1995 (inception) to October 31, 1998 with WebCentral. There have been no transactions with WebCentral since October 1998. WebCentral is owned by the Founder and holder of 79% of the outstanding Common Stock of Emusic.

At October 31, 1998 and January 31, 1999, the Company owed $7,066 and $786 (unaudited) to the Founder of the Company for short-term advances made. Such advances are not evidenced by a note, and are generally repaid within three months or less.

See Note 7 below for additional related party transactions subsequent to October 31, 1998.

4. Commitments

The Company does not have any equipment or facilities lease commitments as of October 31, 1998 or January 31, 1999 (unaudited). Rent paid during fiscal 1997, 1998 and the three months ended January 31, 1999 (unaudited) was insignificant.

5. Income Taxes

There is no provision for income taxes for the period from March 14, 1995 (inception) through January 31, 1999 as the Company incurred a net loss. The Company's deferred tax assets at October 31, 1998 principally relate to its net operating loss and approximate $175,000. Due to uncertainty surrounding recoverability, a full valuation allowance has been established against this amount.

Utilization of the net operating losses and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before full utilization.

6. Common Stock

The Company's is authorized to issue 25,000,000 shares of Common Stock, of which 17,079,965 shares were issued and outstanding as of October 31, 1998 and January 31, 1999 (unaudited). Of the total shares issued and outstanding, 17,032,465 shares were issued for other than cash proceeds. The value of such shares was based on sales of similar instruments for cash, or the value of the goods or services received, whichever was more readily determinable.

                  Creative Fulfillment, Inc. (d.b.a. "Emusic")
                        (a Development Stage Enterprise)

                   Notes to Financial Statements--(Continued)


7. Subsequent Events

 Merger

On January 25, 1999, EMusic.com Inc. (formerly GoodNoise Corporation) ("EMusic") acquired all of the Company's outstanding shares of Common Stock, at which time the Company became a wholly owned subsidiary of EMusic.

 Related Party Loan and Consulting Revenues

In January 1999, EMusic loaned Creative $12,500, which was repaid to EMusic in February 1999. In addition, during the three months ended January 31, 1999, EMusic paid consulting fees totaling $50,000, which were recorded as revenue by Creative.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Internet Underground Music Archive ("IUMA")

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Internet Underground Music Archive ("IUMA") at July 31, 1998 and the results of its operations and its cash flows for the years ended July 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 21, 1999

                INTERNET UNDERGROUND MUSIC ARCHIVE INC. ("IUMA")
                                 BALANCE SHEETS

                                                         July 31,    April 30,
                                                           1998        1999
                                                         ---------  -----------
                                                                    (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents............................. $   1,684  $    33,537
  Accounts receivable...................................    40,204       21,797
  Prepaid expenses......................................       592        2,293
                                                         ---------  -----------
    Total current assets................................    42,480       57,627
Property and equipment, net.............................    33,468       41,613
Intangible assets, net..................................    15,921       12,884
Other assets............................................     1,700       64,570
                                                         ---------  -----------
    Total assets........................................ $  93,569  $   176,694
                                                         =========  ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
  Accounts payable...................................... $  87,356  $   391,471
  Accrued payroll and related benefits..................        --      203,027
  Current portion of notes payable......................    51,468      183,638
                                                         ---------  -----------
    Total current liabilities...........................   138,824      778,136
                                                         ---------  -----------
Notes payable, less current portion.....................   131,145      309,550
                                                         ---------  -----------
Total liabilities.......................................   269,969    1,087,686
                                                         ---------  -----------

Commitments (Note 4)

Shareholders' equity (deficit):
  Common stock, no par value; 30,000,000 shares
   authorized, 3,351,750 and 4,432,480 shares issued and
   outstanding..........................................   554,810    1,105,168
  Notes receivable from shareholders....................        --       (8,655)
  Deferred compensation.................................  (328,527)    (528,971)
  Accumulated deficit...................................  (402,683)  (1,478,534)
                                                         ---------  -----------
    Total shareholders' equity (deficit)................  (176,400)    (910,992)
                                                         ---------  -----------
     Total liabilities and shareholders' equity
      (deficit)......................................... $  93,569  $   176,694
                                                         =========  ===========


   The accompanying notes are an integral part of these financial statements.

                INTERNET UNDERGROUND MUSIC ARCHIVE INC. ("IUMA")

                            STATEMENTS OF OPERATIONS

                                  Years Ended July        Nine Months Ended
                                         31,                  April 30,
                                 --------------------  -----------------------
                                   1997       1998        1998        1999
                                 ---------  ---------  ----------- -----------
                                                       (unaudited) (unaudited)
Revenues:
 Website hosting...............  $  55,799  $ 137,200   $  53,061  $   136,958
 Advertising...................    162,447     79,326      55,327       64,140
 Other.........................    213,814      7,821       6,872       97,572
                                 ---------  ---------   ---------  -----------
  Total revenues...............    432,060    224,347     115,260      298,670
Operating expenses:
 Product development...........     50,524     99,616      88,793      123,657
 Selling, general and
  administrative...............    345,346    340,493     221,576    1,119,994
 Amortization of deferred
  compensation.................      4,158     13,662      12,492      130,870
                                 ---------  ---------   ---------  -----------
  Total operating expenses.....    400,028    453,771     322,861    1,374,521
                                 ---------  ---------   ---------  -----------
Income (loss) from operations..     32,032   (229,424)   (207,601)  (1,075,851)
Interest and other expense,
 net...........................        --      (1,011)        --           --
                                 ---------  ---------   ---------  -----------
Income (loss) before income
 taxes.........................     32,032   (230,435)   (207,601)  (1,075,851)
Income tax benefit (expense)...    (10,542)    10,542      10,542          --
                                 ---------  ---------   ---------  -----------
Net income (loss)..............  $  21,490  $(219,893)  $(197,059) $(1,075,851)
                                 =========  =========   =========  ===========
Net income (loss) per common
 share-basic...................  $    0.01  $   (0.07)  $   (0.06) $     (0.28)
                                 =========  =========   =========  ===========
Net income (loss) per common
 share-diluted.................  $    0.01  $   (0.07)  $   (0.06) $     (0.28)
                                 =========  =========   =========  ===========
Weighted average common shares
 outstanding-basic ............  3,270,000  3,310,875   3,297,250    3,829,615
                                 =========  =========   =========  ===========
Weighted average common shares
 outstanding-diluted...........  3,636,601  3,310,875   3,297,250    3,829,615
                                 =========  =========   =========  ===========




   The accompanying notes are an integral part of these financial statements.

                INTERNET UNDERGROUND MUSIC ARCHIVE INC. ("IUMA")

                       STATEMENT OF SHAREHOLDERS' DEFICIT

                                               Notes due                                 Total
                                                  from       Deferred   Accumulated  Shareholders'
                          Shares     Amount   Shareholders Compensation   Deficit       Deficit
                         --------- ---------- ------------ ------------ -----------  -------------
Balance at July 31,
 1996................... 3,270,000 $  163,500   $   --      $     --    $  (204,280)  $   (40,780)
 Unearned stock-based
  compensation..........               17,333       --        (17,333)          --            --
 Amortization of stock-
  based compensation....       --         --        --          4,158           --          4,158
 Net income.............       --         --        --             --        21,490        21,490
                         --------- ----------   -------     ---------   -----------   -----------
Balance at July 31,
 1997................... 3,270,000    180,833       --        (13,175)     (182,790)      (15,132)
 Issuance of common
  stock for services....    81,750     44,963       --            --            --         44,963
 Unearned stock-based
  compensation..........              329,014       --       (329,014)          --            --
 Amortization of stock-
  based compensation....       --         --        --         13,662           --         13,662
 Net loss...............       --         --        --            --       (219,893)     (219,893)
                         --------- ----------   -------     ---------   -----------   -----------
Balance at July 31,
 1998................... 3,351,750    554,810       --       (328,527)     (402,683)     (176,400)
 Exercise of stock
  options...............   955,730      9,557    (8,655)                        --            902
 Issuance of common
  stock for services....   125,000    209,487       --            --            --        209,487
 Unearned stock-based
  compensation..........       --     331,314       --       (331,314)          --            --
 Amortization of stock-
  based compensation....       --         --        --        130,870           --        130,870
 Net income
  (unaudited)...........       --         --        --            --     (1,075,851)   (1,075,851)
                         --------- ----------   -------     ---------   -----------   -----------
Balance at April 30,
 1999 (unaudited)....... 4,432,480 $1,105,168   $(8,655)    $(528,971)  $(1,478,534)  $  (910,992)
                         ========= ==========   =======     =========   ===========   ===========





   The accompanying notes are an integral part of these financial statements.

                INTERNET UNDERGROUND MUSIC ARCHIVE INC. ("IUMA")

                            STATEMENTS OF CASH FLOWS

                                   Years Ended July       Nine Months Ended
                                         31,                  April 30,
                                  -------------------  -----------------------
                                    1997      1998        1998        1999
                                  --------  ---------  ----------- -----------
                                                       (unaudited) (unaudited)
Cash flows from operating
 activities:
Net income (loss)...............  $ 21,490  $(219,893)  $(197,059) $(1,075,851)
Adjustments to reconcile net
 income (loss) to net cash used
 in operating activities:
  Depreciation and
   amortization.................     6,341     14,481      13,128       14,892
  Amortization of deferred
   compensation.................     4,158     13,662      12,492      130,870
  Issuance of common stock for
   services.....................        --     44,963      44,963      209,487
  Changes in operating assets
   and liabilities:
    Accounts receivable.........   (52,372)    27,277      40,459       18,407
    Other assets................        --        (94)     (2,230)      (4,571)
    Prepaid expenses relating to
     acquisition................        --         --          --      (60,000)
    Accounts payable and accrued
     liabilities................    39,922     (3,834)    (15,702)     507,142
                                  --------  ---------   ---------  -----------
Net cash provided (used) by
 operating activities...........    19,539   (123,438)   (103,949)    (259,624)
                                  --------  ---------   ---------  -----------
Cash flows used in investing
 activities:
Acquisition of property and
 equipment......................   (19,349)   (18,077)    (12,955)     (20,000)
Cash paid for intangibles.......        --    (11,756)         --           --
                                  --------  ---------   ---------  -----------
Net cash used in investing
 activities.....................   (19,349)  (29,833)     (12,955)     (20,000)
                                  --------  ---------   ---------  -----------
Cash flows from financing
 activities:
Proceeds from issuance of
 notes..........................     4,100    149,342     131,145      315,100
Principal payments on notes.....        --         --          --       (4,525)
Proceeds from issuance of common
 stock..........................        --         --          --          902
                                  --------  ---------   ---------  -----------
Net cash provided by financing
 activities.....................     4,100    149,342     131,145      311,477
                                  --------  ---------   ---------  -----------
Net increase/(decrease) in
 cash...........................     4,290     (3,929)     14,241       31,853
Cash at beginning of period.....     1,323      5,613       5,613        1,684
                                  --------  ---------   ---------  -----------
Cash at end of period...........  $  5,613  $   1,684   $  19,854  $    33,537
                                  ========  =========   =========  ===========
Supplemental disclosures of cash
 flow information:
Cash paid during the year for:
  Interest......................  $     --  $   1,011   $      --  $       758


   The accompanying notes are an integral part of these financial statements.

               INTERNET UNDERGROUND MUSIC ARCHIVE, INC. ("IUMA")
                       NOTES TO THE FINANCIAL STATEMENTS

1. Nature of Business and Significant Accounting Policies

Organization and Business

Internet Underground Music Archive Inc. ("IUMA" or the "Company"), a California corporation, was incorporated on July 1, 1995 to promote, distribute and sell music from unsigned and independent musicians. The Company operates within one business segment, operates only in the United States, and sells primarily to customers in the United States.

Significant Accounting Policies

 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Unaudited Interim Results

The accompanying interim financial statements as of April 30, 1999 and for the nine months ended April 30, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows as of April 30, 1999 and for the nine months ended April 30, 1998 and 1999. The results for the nine months ended April 30, 1999 are not necessarily indicative of the results to be expected for the year ending July 31, 1999.

 Revenue Recognition

Website hosting and related service revenues are generally recognized ratably over the term of the agreements, provided that the Company has no significant remaining obligations and collection of the resulting receivable is probable.

Advertising revenues are derived principally from short-term advertising agreements. These revenues are generally recognized ratably over the term of the agreements, provided that the Company has no significant remaining obligations and collection of the resulting receivable is probable.

Other revenue consists primarily of consulting revenue and commissions on music sales. Consulting revenue is recognized ratably over the term of the agreements. Commissions on music sales are derived from fulfillment of compact disc sales on behalf of artists listed on the IUMA websites, and are recognized upon shipment of the related product.

 Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. Cash balances are maintained with a major financial institution and have been maintained below federally insured limits. For the fiscal years ending July 31, 1997 and 1998 there were two different sets of customers, which accounted for 76% and 72% of revenues, respectively. Three customers accounted for 91% of revenues for the nine months ending 4/30/99.

               INTERNET UNDERGROUND MUSIC ARCHIVE, INC. ("IUMA")
                       NOTES TO THE FINANCIAL STATEMENTS


 Cash Equivalents and Fair Value of Financial Instruments

The Company considers all highly liquid, low risk debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of the Company's financial instruments, including cash, accounts receivable and accounts payable, approximate their fair value due to their relatively short-term maturities.

 Property and Equipment

Property and equipment is stated at historical cost. Depreciation is computed using the straight-line method over estimated useful lives, generally three years.

 Net Income or Loss per Common Share

Basic earnings per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed giving effect to all dilutive options in issuance.

 Comprehensive Income or Loss

There are no differences between the Company's net income or loss for the years ended July 31, 1997 and 1998 and for the nine months ended April 30, 1999 (unaudited) and the Company's comprehensive income or loss for the same periods.

 Product Development Costs

Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

 Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Stock-based compensation

The Company accounts for stock-based awards/options to employees using the intrinsic value method and has adopted the disclosure only provisions of Financial Accounting Standard No. 123.

 Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It also provides guidance for accounting for changes in the fair value of a derivative (i.e. gains and losses). SFAS 133 is effective for all fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of SFAS 133 will have a material effect on its financial statements.

               INTERNET UNDERGROUND MUSIC ARCHIVE, INC. ("IUMA")
                       NOTES TO THE FINANCIAL STATEMENTS


2. Property and Equipment

                                                           July 31,   April 30,
                                                             1998       1999
                                                           --------  -----------
                                                                     (unaudited)
   Computer and office equipment.......................... $48,601     $59,874
   Less accumulated depreciation.......................... (15,133)    (18,261)
                                                           -------     -------
                                                           $33,468     $41,613
                                                           =======     =======

Book value for assets under capital lease at July 31, 1998 and April 30, 1999 totaled approximately $5,000 and $4,000, respectively.

Depreciation expense for the periods ended July 31, 1997, July 31, 1998 and April 30, 1999 totaled approximately $5,000, $12,000 and $12,000, respectively.

The Company incurred rental expense of $17,000, $18,000, and $14,000 for the years ended July 31, 1997 and July 31, 1998 and for the nine months ended, respectively.

3. Related Party Transactions

Shares of Common Stock were issued to several employees in exchange for promissory notes. As of April 30, 1999, none of these promissory notes have been paid in full.

The Company had the following related party transactions during the periods presented.

  . On July 12, 1996 the Company entered into an agreement with two shareholders, under which it borrowed approximately $33,000. Under the terms of the agreement and in return for consulting services provided, the shareholders received stock equivalent to 18% of the outstanding capital of the Company. The note was interest free and is payable upon receipt by the Company of additional financing in excess of $250,000. As of July 31, 1998 and April 30, 1999 (unaudited), the total amount borrowed remained outstanding.

  . Pursuant to an agreement dated October 23, 1998 one shareholder loaned the Company $5,000 at 5% per annum. The loan was unsecured and payable when the Company received additional financing.

  . Two shareholders are due approximately $27,000, pursuant to a consulting agreement dated February 5, 1997.

  . During the year ended July 31, 1998 a shareholder advanced the Company approximately $12,000 repayable at $100 per month, interest at 5.73% per annum. As of July 31, 1998 and April 30, 1999 (unaudited), the total amount borrowed remained outstanding.

4. Commitments

IUMA entered into a capital lease for equipment during the year ended July 31, 1998 and will have payments due of approximately $2,000 for each of the years ended July 31, 1999, 2000 and 2001.

As of July 31, 1998, the Company had operating leases for equipment with commitments of approximately 13,000, $13,000, 8,000 and 1000 for the years ended July 31, 1999, 2000, 2001 and 2002, respectively.

As of July 31, 1998 the Company had a rental lease with minimum monthly payments of approximately $1,000 for a total commitment of approximately $12,000 for the year ended July 31, 1999.

               INTERNET UNDERGROUND MUSIC ARCHIVE, INC. ("IUMA")
                       NOTES TO THE FINANCIAL STATEMENTS


5. Income Taxes

The Company's deferred tax assets of approximately $79,000 at July 31, 1998 principally relate to its net operating loss. A full valuation allowance has been established because of the uncertainty of realization.

Utilization of the net operating losses and tax credit carryforwards may be subject to a substantial annual limitation due to ownership changes. The annual limitation may result in the expiration of net operating losses and credits before full utilization.

6. Preferred Stock

The Company was authorized to issue 20,000,000 shares of Preferred Stock, of which none were issued or outstanding at July 31, 1998 and April 30, 1999

7. Common Stock

The Company was authorized to issue 30,000,000 shares of Common Stock, of which 3,351,750 and 4,307,480 shares were issued and outstanding at July 31, 1998 and April 30, 1999 (unaudited), respectively. The value of such shares was determined based upon the value of the shares issued, as determined by cash proceeds to the company on sales of similar instruments, or the value of the goods or services received, whichever was more readily determinable.

8. Stock Options

 Option activity

Option activity during the year ended July 31, 1997 and 1998 is as follows:

                                                                       Average
                                                                       Weighted
                                                                       Exercise
                                                               Shares   Price
                                                               ------- --------
   Balance, July 31, 1996.....................................     --    $--
    Options granted........................................... 389,326    .01
                                                               -------
   Balance, July 31, 1997..................................... 389,326    .01
    Options granted........................................... 325,557    .01
                                                               -------
   Balance, July 31, 1998..................................... 714,883    .01
                                                               =======

At July 31, 1998, all outstanding options were exercisable of which 506,486 shares, at a weighted average exercise price of $0.01, are subject to the Company's right of repurchase upon exercise.

 Pro forma stock compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost been determined based on the minimum value at the grant date for the awards in 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss for 1997 and 1998, respectively, would have been as follows (in thousands, except per share amounts):

                                                           1997      1998
                                                          -------  ---------
   Net income (loss) attributable to common stock
    holders--as reported................................. $21,490  $(219,893)
   Net income (loss) attributable to common
    stockholders--pro forma.............................. $17,214  $(233,892)
   Net income (loss) per common share--basic and diluted
    as reported.......................................... $ (0.01) $   (0.07)
   Net income (loss) per common share--basic and diluted
    pro forma............................................ $ (0.01) $   (0.06)

               INTERNET UNDERGROUND MUSIC ARCHIVE, INC. ("IUMA")
                       NOTES TO THE FINANCIAL STATEMENTS


Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

The minimum value of each option grant is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants:

                                                                     1997  1998
                                                                     ----  ----
   Weighted average risk-free interest rate......................... 6.49% 5.47%
   Expected life (from vesting date)................................    5     5
   Expected dividends...............................................  --    --

Based on the above assumptions, the aggregate fair value and weighted average fair value per share of options granted in 1997 and 1998 were $18,501 and $0.048 and $329,665 and $1.013, respectively. All options were granted with exercise prices below the estimated market value at the date of grant.

The options outstanding (all of which are exercisable) by exercise price at July 31, 1998 are as follows:

                              Options Outstanding

                                                                                      Weighted
                                                                                       Average
                                                                                      Remaining
                                                                                     Contractual
     Exercise                        Number                                             Life
      Prices                       Outstanding                                         (years)
     --------                      -----------                                       -----------
      $0.01                          714,883                                            8.79

 Deferred stock compensation

During the years ended July 31, 1997 and 1998, the Company issued options to certain employees with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In addition, the Company allowed such options to be exercised in advance of full vesting, subject to repurchase rights with respect to unvested shares. In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the difference between the exercise price of the stock options and the fair market value of the Company's stock at the date of grant. Deferred compensation is being amortized over the vesting periods. At July 31, 1998, the Company recorded deferred compensation of $328,527 (net of cancellations), of which $4,158 and $13,662 had been amortized to expense during the years ended July 31, 1997 and 1998.

9. Subsequent Events

 Leases

During October 1999 the Company entered into a second rental lease with minimum monthly payments of approximately $1,000. This lease was cancelled in May 1999. In addition, during July 1999 the original rental lease was also cancelled.

 Merger

On June 30, 1999, EMusic.com Inc. (formerly GoodNoise Corporation) acquired all of the Company's outstanding shares of Common Stock, at which time the Company became a wholly owned subsidiary of EMusic.com Inc.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Group K Inc.
New York, New York

We have audited the accompanying balance sheets of Group K Inc. (a development stage company) (Note L[1]) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the period from June 16, 1997 (inception) through December 31, 1998, the year ended December 31, 1998 and the period June 16, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Group K Inc. (Note L[1]) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the period from June 16, 1997 (inception) through December 31, 1998, the year ended December 31, 1998 and the period June 16, 1997 (inception) through December 31, 1997 in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP

New York, New York
November 19, 1999

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                                 BALANCE SHEETS

                                                December 31,
                                            ---------------------  September 30,
                                               1998        1997        1999
                                            -----------  --------  -------------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...............  $   849,000  $ 36,000   $  888,000
  Subscription receivable (collected in
   1999)..................................      283,000       --           --
  Prepaid and other current assets........       25,000    21,000      256,000
                                            -----------  --------   ----------
    Total current assets..................    1,157,000    57,000    1,144,000
Property and equipment, net...............      169,000    45,000      219,000
Other assets..............................       42,000       --        73,000
                                            -----------  --------   ----------
                                            $ 1,368,000  $102,000   $1,436,000
                                            ===========  ========   ==========
LIABILITIES
Current liabilities:
  Accounts payable and accrued expenses...  $    75,000  $  2,000   $  300,000
  Loans payable...........................          --     50,000          --
Current portion of capital lease
 obligations..............................       60,000     9,000       69,000
Dividends payable--preferred stock........       38,000       --        92,000
                                            -----------  --------   ----------
    Total current liabilities.............      173,000    61,000      461,000
Capital lease obligations, less current
 portion..................................       92,000    29,000       60,000
                                            -----------  --------   ----------
                                                265,000    90,000      521,000
                                            -----------  --------   ----------
Redeemable Preferred Stock (liquidation
 preference $1,500,000)...................          --        --     1,217,000
                                            -----------  --------   ----------
Commitments and contingency
STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
Preferred stock--$.10 par value; 2,000,000
 shares authorized;
  Series B issued and outstanding 269,933
   shares (liquidation preference
   $810,000)..............................       27,000       --           --
Common stock--$.001 par value; 18,500,000
 shares authorized;
3,154,002, 2,499,999 and 3,440,602 shares
 issued and outstanding,
 respectively.............................        3,000     2,000        3,000
Additional paid-in capital................    1,766,000    58,000    2,008,000
Deficit accumulated during the development
 stage....................................     (693,000)  (48,000)  (2,313,000)
                                            -----------  --------   ----------
                                              1,103,000    12,000     (302,000)
                                            -----------  --------   ----------
                                             $1,368,000  $102,000   $1,436,000
                                            ===========  ========   ==========

                       See notes to financial statements

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                            STATEMENTS OF OPERATIONS

                           June 16,                  June 16,
                             1997                      1997                              June 16, 1997
                         (Inception)      Year     (Inception)    Nine months ended       (Inception)
                           Through       Ended       Through        September 30,           Through
                         December 31, December 31, December 31, -----------------------  September 30,
                             1998         1998         1997        1999         1998         1999
                         ------------ ------------ ------------ -----------  ----------  -------------
                                                                (unaudited)  (unaudited)  (unaudited)
Net sales...............  $  61,000    $  60,000     $  1,000   $    80,000  $  31,000    $   141,000
Cost of sales...........     55,000       55,000                    109,000     21,000        164,000
                          ---------    ---------     --------   -----------  ---------    -----------
Gross profit (loss).....      6,000        5,000        1,000       (29,000)    10,000        (23,000)
Expenses:
  Selling, general and
   administrative
   expenses (excluding
   equity
   compensation)........   (570,000)    (506,000)     (64,000)   (1,577,000)  (285,000)    (2,147,000)
  Noncash compensation
   charge...............   (150,000)    (150,000)         --        (11,000)       --         161,000
  Interest expense......    (13,000)     (12,000)      (1,000)      (16,000)    (6,000)       (29,000)
Interest income.........      6,000        6,000                     13,000      4,000         19,000
Other income............     28,000       12,000       16,000           --      12,000         28,000
                          ---------    ---------     --------   -----------  ---------    -----------
Net loss................  $(693,000)   $(645,000)    $(48,000)  $(1,620,000) $(265,000)   $(2,313,000)
                          =========    =========     ========   ===========  =========    ===========



                       See notes to financial statements

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

            STATEMENTS OF STOCKHOLDERS' EQUITY (Capital Deficiency)

                                                                             Deficit
                                                                           Accumulated
                           Preferred Stock      Common Stock   Additional  During the   Total Stockholders'
                          ------------------  ----------------  Paid-in    Development         Equity
                           Shares    Amount    Shares   Amount  Capital       Stage     (Capital Deficiency)
                          --------  --------  --------- ------ ----------  -----------  --------------------
Issuance of common stock
 at inception of the
 Company................                      2,499,999 $2,000 $   58,000                   $    60,000
Net loss................                                                   $   (48,000)         (48,000)
                          --------  --------  --------- ------ ----------  -----------      -----------
Balance--December 31,
 1997...................                      2,499,999  2,000     58,000      (48,000)          12,000
Conversion of loans
 payable into Series A
 convertible preferred
 stock at $0.90 per
 share in April 1998....    66,670  $  7,000                       53,000                        60,000
Issuance of Series A
 convertible preferred
 stock at $1.00 per
 share in April 1998....   504,000    50,000                      454,000                       504,000
Issuance of Series B
 convertible preferred
 stock at $3.00 per
 share in December
 1998...................   269,933    27,000                      783,000                       810,000
Issuance of common stock
 and 213,000 warrants in
 December 1998..........                         83,333           250,000                       250,000
Conversion of Series A
 preferred stock into
 common stock in
 December 1998..........  (570,670)  (57,000)   570,670  1,000     56,000                             0
Value of options
 granted................                                          150,000                       150,000
Dividends declared in
 December 1998..........                                          (38,000)                      (38,000)
Net loss................                                                      (645,000)        (645,000)
                          --------  --------  --------- ------ ----------  -----------      -----------
Balance--December 31,
 1998...................   269,933  $ 27,000  3,154,002 $3,000 $1,766,000  $  (693,000)     $ 1,103,000
                          ========  ========  ========= ====== ==========  ===========      ===========
Conversion of Series B
 preferred stock into
 common stock in August
 1999...................  (269,933)  (27,000)   269,933            27,000
Issuance of common stock
 through preferred stock
 financing..............                         16,667            75,000                        75,000
Issuance of common stock
 warrants through
 preferred stock
 financing..............                                          188,000                       188,000
Accretion of Series C
 preferred stock to
 redemption value.......                                           (5,000)                       (5,000)
Dividends declared in
 August 1999............                                          (54,000)                      (54,000)
Value of options granted
 to investors...........                                           11,000                        11,000
Net loss................                                                    (1,620,000)      (1,620,000)
                          --------  --------  --------- ------ ----------  -----------      -----------
Balance--September 30,
 1999 (unaudited).......       --   $    --   3,440,602 $3,000 $2,008,000  $(2,313,000)     $  (302,000)
                          ========  ========  ========= ====== ==========  ===========      ===========

                       See notes to financial statements

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                            STATEMENTS OF CASH FLOWS

                                                                                  Nine Months Ended
                                                                                    September 30,
                                                                                -----------------------
                                                       June 16,
                          June 16, 1997                  1997     June 16, 1997
                           (Inception)               (Inception)   (Inception)
                             Through     Year Ended    Through       Through
                          December 31,  December 31, December 31, September 30,
                              1998          1998         1997         1999         1999         1998
                          ------------- ------------ ------------ ------------- -----------  ----------
                                                                   (Unaudited)       (unaudited)
Cash flows from
 operating activities:
Net loss................   $ (693,000)   $ (645,000)   $(48,000)   $(2,313,000) $(1,620,000) $ (265,000)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
Depreciation and
 amortization...........       46,000        42,000       4,000        111,000       65,000      24,000
Compensation expense
 attributable to
 options................      150,000       150,000                    161,000       11,000
Changes in:
Other assets............      (67,000)      (46,000)    (21,000)      (329,000)    (262,000)    (30,000)
Accounts payable and
 accrued expenses.......       75,000        73,000       2,000        300,000      225,000       9,000
                           ----------    ----------    --------    -----------  -----------  ----------
Net cash used in
 operating activities...     (489,000)     (426,000)    (63,000)    (2,070,000)  (1,581,000)   (262,000)
                           ----------    ----------    --------    -----------  -----------  ----------
Cash flows from
 investing activities:
Additions to property
 and equipment..........      (34,000)      (24,000)    (10,000)      (122,000)     (88,000)    (46,000)
                           ----------    ----------    --------    -----------  -----------  ----------
Cash flows from
 financing activities:
Payment of capital lease
 obligations............      (29,000)      (28,000)     (1,000)       (79,000)     (50,000)    (15,000)
Loans payable...........       60,000        10,000      50,000         60,000                   10,000
Proceeds from sale of
 stock and warrants.....    1,341,000     1,281,000      60,000      3,099,000    1,758,000     504,000
                           ----------    ----------    --------    -----------  -----------  ----------
Net cash provided by
 financing activities...    1,372,000     1,263,000     109,000      3,080,000    1,708,000     499,000
                           ----------    ----------    --------    -----------  -----------  ----------
Net increase in cash and
 cash equivalents.......      849,000       813,000      36,000        888,000       39,000     191,000
Cash and cash
 equivalents at
 beginning of period....                     36,000                                 849,000      36,000
                           ----------    ----------    --------    -----------  -----------  ----------
Cash and cash
 equivalents at end of
 period.................   $  849,000    $  849,000    $ 36,000    $   888,000  $   888,000  $  227,000
                           ==========    ==========    ========    ===========  ===========  ==========
Cash paid for:
Interest................   $   12,000    $   11,000    $  1,000    $    28,000  $    16,000  $    6,000
Taxes...................   $    1,000    $    1,000                $     5,000  $     4,000  $    1,000

Supplemental disclosures
 of noncash financing
 activities:
Equipment purchased
 under capital leases...   $  181,000    $  142,000    $ 39,000    $   208,000  $    27,000  $   74,000
Dividends declared not
 yet paid...............   $   38,000    $   38,000                $    92,000  $    54,000
Conversion of loans into
 preferred stock........   $   60,000    $   60,000                $    60,000  $            $   60,000

                       See notes to financial statements

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

Note A--The Company

Group K Inc. (the "Company") (Note L[1]) incorporated on June 16, 1997 in the State of New York and is doing business as CDuctive. The Company is an online aggregator and distributor of independent label music. The Company offers its catalog in digital download and custom CD compilation formats from its web site www.cductive.com. The Company also provides distribution and e-commerce services to a number of online partners. In May 1999, the Company expanded into direct digital downloads with the launch of its MP3 digital download web site.

Since its inception the Company has been in the development stage devoting its efforts primarily to organizing itself, recruiting management and technical staff, developing its business, acquiring operating assets and raising capital.

Note B--Significant Accounting Policies

[1]Cash and cash equivalents:

  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

[2]Property and equipment:

  Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three years.

[3]Revenue recognition:

  The Company generates revenues from custom compact disc sales through affiliated partners and direct sales or from the Company's web site. Sales are recognized when compact disc are shipped or when music is downloaded.

[4]Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

[5]Stock-based compensation:

  The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

[6]Unaudited interim financial statements:

  The financial information presented as of September 30, 1999 and for the nine month periods ended September 30, 1999 and 1998 is unaudited, but in the opinion of management contains all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation of such financial information. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years.

Note C--Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. At December 31, 1998, the Company held its cash and cash equivalents at one bank primarily in money market accounts.

Note D--Property and Equipment

Property and equipment consists of:

                                                    December 31,
                                                  ---------------- September 30,
                                                    1998    1997       1999
                                                  -------- ------- -------------
                                                                    (unaudited)
     Computer hardware..........................  $201,000 $49,000   $314,000
     Furniture..................................     1,000              1,000
     Leasehold improvements.....................    13,000             15,000
                                                  -------- -------   --------
                                                   215,000  49,000    330,000
     Less accumulated depreciation..............    46,000   4,000    111,000
                                                  -------- -------   --------
                                                  $169,000 $45,000   $219,000
                                                  ======== =======   ========

Depreciation and amortization expense for the period June 16, 1997 (inception) through December 31, 1997 was $4,000 and for the year ended December 31, 1998 it was $42,000 and for the nine months ended September 30, 1999 and 1998 was $65,000 and $24,000, respectively.

Assets under capital leases with a net book value of approximately $127,000 and $118,000 are included in property and equipment at December 31, 1998 and September 30, 1999, respectively.

Note E--Income Taxes

The Company files its United States income tax returns on the cash basis of accounting. Deferred taxes represent the expected future tax consequences of the differences between (i) the carrying amounts of the assets and liabilities (principally accounts payable and accrued expenses which are stated for financial reporting purposes on the accrual basis) and (ii) their income tax basis.

At December 31, 1998, the Company had available net operating loss carryforwards of approximately $414,000 to reduce future taxable income. The net operating loss carryforwards expire in 2018.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

At December 31, 1998 and 1997, the Company had deferred tax assets of approximately $296,000 and $18,000, respectively, representing the benefits of its net operating loss carryforwards and certain expenses not currently deductible for tax purposes. The Company has not recorded a benefit for such items because realization of the benefit is uncertain and therefore a valuation allowance has been fully provided against the deferred tax assets.

The difference between the statutory federal rate of 34% and the Company's effective tax rate of 0% is due to an increase in valuation allowance of $278,000 and $18,000 in 1998 and 1997.

Note F--Commitments

[1]Capital leases:

  Certain equipment and computer software were acquired pursuant to capital leases expiring through 2002. Future minimum lease payments are as follows:

     Year Ending December 31,
     ------------------------
     1999.............................................................. $72,000
     2000..............................................................  62,000
     2001..............................................................  37,000
     2002..............................................................   1,000
                                                                        -------
     Total minimum lease payments...................................... 172,000
     Less deferred interest............................................ (20,000)
                                                                        -------
     Present value of net minimum lease payments....................... 152,000
     Current portion...................................................  60,000
                                                                        -------
     Noncurrent portion................................................ $92,000
                                                                        =======

The noncurrent portion of such leases is due as follows:

     Year Ending December 31,
     ------------------------
     2000............................................................. $56,000
     2001.............................................................  35,000
     2002.............................................................   1,000
                                                                       -------
     Noncurrent portion............................................... $92,000
                                                                       =======

  Certain of these leases are collateralized by personal guarantees and securities of the Company's principal stockholders.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)
Note F--Commitments (continued)

[2]Leases of office premises:

  Office space is leased through the year 2002 at the following minimum annual rentals.

     Year Ending December 31,
     ------------------------
     1999............................................................ $ 81,000
     2000............................................................  109,000
     2001............................................................   91,000
     2002............................................................   46,000
                                                                      --------
                                                                      $327,000
                                                                      ========

  Rent expense was approximately $13,000 and $21,000 for the period from June 16, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, respectively and for the nine months ended September 30, 1999 and 1998 was $51,000 and $14,000, respectively. The 1997 expense represents payments to three directors of the Company who provided office space during the initial stages (June through December 1997).

[3]Royalty and licensing agreements:

  The Company has entered into various license agreements which provide for the payment of royalties at various percentages of the selling price of each title sold. These royalty fees are accrued by the Company on a quarterly basis. Certain of these agreements included a provision for the Company to make nonrefundable advances. Royalty fees incurred under these agreements are first applied to the advance. Once the advance is liquidated, the Company pays fees as incurred.

  In addition, these agreements require the payment of mechanical royalties, $0.07 per track, to be paid to the party that has publishing rights to the title.

[4]Employment agreements:

  Effective January 1, 1999, the Company entered into employment and consulting agreements with several employees. The agreements continue at the will of the Company, are not for a specific period and provide for various levels of annual compensation. Certain of the employment agreements have guarantees upon termination. The Company issued 4,667 shares of common stock valued at approximately $14,000 to one stockholder in connection with a signing bonus offered at time of employment with the Company.

Note G--Related Party Transactions

  Other income includes consulting fees received for services provided by a director of the Company to his previous employer. See Notes F, I and L for additional related party transactions.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

Note H--Stockholders' Equity

[1]Series A preferred stock:

  The Company issued 504,000 shares of Series A perpetual convertible preferred stock, par value $.10, in April 1998 at $1.00 per share. In addition, loans of $60,000 were converted into 66,670 Series A convertible preferred stock. These shares automatically converted to common stock in December 1998 when the Company issued shares of Series B convertible preferred stock. Immediately prior to the automatic conversion, a 10% dividend was declared on Series A convertible preferred stock.

[2]Series B preferred stock:

  The Company issued 269,933 shares of Series B perpetual convertible preferred stock, par value $.10, in December 1998. The proceeds of this offering amounted to $810,000. The shares are automatically

Note H--Stockholders' Equity (continued)

  convertible into common stock at the option of the holder or by the corporation on the completion of an equity financing as defined. Series B shares are entitled to one vote per share, have a liquidated preference of $3.00 per share and entitled to a dividend of 10% per annum. In August 1999, the Series B preferred stock automatically converted into common stock upon the issuance of Series C preferred stock (see Note L[2]). In addition, a dividend of $.20 per share was declared to the holders of Series B preferred stock on August 18, 1999.

Note I--Warrants

In December 1998, in connection with the sale of 83,333 shares of common stock at $2.97 per share the Company sold 213,000 redeemable warrants to an investor for $2,130. The warrants are exerciseable into common stock at a price of $3.00 per share through December 2008.

During 1999, 145,918 warrants were issued (see Note L[2]).

Note J--Stock Options

In December 1998, the Board of Directors approved, subject to stockholders' approval, a stock option plan under which options to acquire up to 700,000 shares of common stock may be granted to employees and select board members. Options generally vest in eight quarterly installments commencing three months from the date of grant or as otherwise determined by the board. The exercise price for each option granted may not be less than 100% of the fair market value of the stock on the grant date or such other amount as determined by the board from time to time. No option granted under the plan may be exercised in whole or in part more than ten years after its grant date. The plan is to be administered by the board or a committee appointed by the board, comprised of not less than one member of the board. The shareholders ratified the plan at the annual meeting on August 31, 1999.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

Stock option activity under the plan including options granted to employees outside the plan is summarized as follows:

                                               June 16, 1997
                                                (Inception)
                                Year Ended        Through       Nine months
                               December 31,    December 31,   ended September
                                   1998            1997           30, 1999
                             ---------------- --------------- ----------------
                                     Weighted        Weighted         Weighted
                                     Average         Average          Average
                                     Exercise        Exercise         Exercise
                             Shares   Price   Shares  Price   Shares   Price
                             ------- -------- ------ -------- ------- --------
                                                                (unaudited)
Options outstanding at
 beginning of period........  27,000  $1.00                   165,533  $1.30
Granted..................... 138,533   1.36   27,000  $1.00   259,764  $3.04
                             -------          ------          -------
Options outstanding at end
 of period.................. 165,533   1.30   27,000   1.00   425,297  $1.30
                             =======          ======          =======
Options exercisable at end
 of period.................. 102,250   1.02        0          254,495
                             =======          ======          =======


Note J--Stock Options (continued)

At December 31, 1998 and September 30, 1999, there were 605,217 and 355,153 options, respectively, for the purchase of shares available for future grants under the plan.

In December 1998, the Company issued options to three stockholders to purchase 25,000 shares of stock each at an exercise price of $2.00 below fair value at date of grant. As a result, a noncash compensation charge of $150,000 was recorded in 1998.

The following table presents information relating to stock options outstanding at December 31, 1998:

                         Options Outstanding                    Options Exercisable
                   -----------------------------------------    -------------------------
                                                Weighted
                                 Weighted        Average                      Weighted
                                 Average        Remaining                     Average
     Exercise                    Exercise        Life in                      Exercise
      Price        Shares         Price           Years         Shares         Price
     --------      -------       --------       ---------       -------       --------
     $1.00         135,750        $1.00            9.62         100,583        $1.00
      2.00          10,000         2.00            9.67           1,667         2.00
      3.00          19,783         3.00           10.00
                   -------        -----           -----         -------        -----
                   165,533         1.30            9.67         102,250         1.02
                   =======        =====           =====         =======        =====

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)

The fair value of options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following assumptions:

                                                                   June 16, 1997
                                                                    (Inception)
                                                      Year Ended      Through
                                                     December 31,  December 31,
                                                         1998          1997
                                                    -------------- -------------
     Risk-free interest rates...................... 4.64% to 5.61%     5.71%
     Expected option life in years.................       5              5
     Expected stock price volatility...............       40%           40%
     Expected dividend yield.......................       0%             0%

Had the Company elected to recognize compensation cost based on the fair value of the options at the date of grant as prescribed by SFAS No. 123, the Company's net loss would have been as presented in the pro forma amounts indicated below:

                                         June 16,
                                           1997                  June 16, 1997
                                        (Inception)               (Inception)
                                          Through    Year Ended     Through
                                         December   December 31, December 31,
                                         31, 1998       1998         1997
                                        ----------- ------------ -------------
   Net loss:
     As reported.......................  $(693,000)  $(645,000)    $(48,000)
     Pro forma.........................   (698,000)   (650,000)     (48,000)

   Weighted average fair value of
    options granted....................     .52         .53           .44

Note K--Contingency

The Company has received cease and desist letters regarding the sale of certain songs recorded by a musical group. Such letters were sent on behalf of the group and the record label, asserting that two record labels do not hold the rights to the music licensed to the Company. The Company has signed agreements with the record labels which indemnify the Company from the accusations being levied against the Company in the aforementioned letters. However, one of the record labels is attempting to repudiate its agreement with the Company claiming lack of authority of its signator. The Company is currently attempting to resolve the matter with the parties involved, however, should it become necessary, the Company will vigorously defend its rights.

Note L--Subsequent Events

[1]Sale of company:

  In November 1999, the Company entered into an agreement with EMusic.com, Inc. ("EMusic") whereby EMusic would acquire the Company for stock. The agreement provides for shares of the Company to be exchanged for the right to receive an equivalent value of EMusic stock at a predetermined exchange ratio. At the closing of this agreement, the separate corporate existence of the Company would cease.

                                  GROUP K INC.
                         (A Development Stage Company)
                                  (Note L[1])

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                           December 31, 1998 and 1997
 (Unaudited with respect to the data as of September 30, 1999 and for the nine-
                month periods ended September 30, 1999 and 1998)
Note L--Subsequent Events (continued)

[2]Series C convertible preferred stock:

  From August to November 1999, the Company sold an aggregate of 477,005 shares of Series C convertible preferred stock for aggregate proceeds of $2,146,550. In conjunction therewith, the Company issued warrants to purchase 119,251 shares of common stock, exercisable at a price of $5.40 per share from August through November 2009.

  The Series C convertible preferred stock is convertible into common stock on a one for one basis and is entitled to one vote per share. Such shares have preferential liquidation rights of $4.50 per share. This series of shares may be converted at the option of the holder in its entirety at any time after issuance, unless otherwise subject to mandatory conversion by the Company. The preferred stock automatically convert into common stock upon the completion of an initial public offering as defined. The shares have no dividend rights. The shares are redeemable at $4.50 per share upon the earlier of a change in control as defined or their fifth anniversary date and have a liquidation preference of $4.50 per share. In connection with this series of preferred stock, the Company paid the placement agent $25,000 and issued 16,667 shares of common stock and warrants to purchase 26,667 shares of common stock at an exercise price of $5.40.

  At September 30, 1999 the Company valued the warrants and common stock issued in connection with the Series C at a fair value of $263,000. Accordingly, the preferred stock has been recorded at its fair value including the value of the common stock, warrants and expenses related to the preferred stock offering as a preferred stock discount, which is to be accreted against the preferred stock until the fifth anniversary date.

[3]Stock options:

  In January 1999, the Company granted stock options under the plan to purchase 40,000 shares of common stock at an exercise price of $3.00 per share to a director of the Company.

  In February 1999, the Company granted stock options to purchase 4,667 shares of common stock at an exercise price of $3.60 per share to an employee as a signing bonus under the plan.

  In July 1999, the Company granted the three founding stockholders 14,000 options each to purchase shares of common stock in consideration for guaranties of 1999 capital leases. The Company also issued each of the founding stockholders 13,167 options to purchase shares of common stock as deferred compensation from December 1, 1998 to June 30, 1999. Both grants were at an exercise price of $3.00.

  The Company granted an additional 196,496 stock options authorized under the Company's stock option plan during 1999.

  At various times during 1999, the Company granted options outside of the plan to purchase 13,866 shares of common stock at exercise prices ranging from $3.60 to $4.50 to fourteen various music labels in connection with the licensing of electronic download rights.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tunes.com Inc.

  We have audited the accompanying consolidated balance sheets of Tunes.com Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from July 2, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tunes.com Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1998 and for the period from July 2, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
January 26, 1999

                                 TUNES.COM INC.

                          CONSOLIDATED BALANCE SHEETS

                                              December 31,
                                        -------------------------   Sept. 30,
                                           1997          1998          1999
                                        -----------  ------------  ------------
                                                                   (Unaudited)
Assets
Current assets:
  Cash and cash equivalents...........  $ 2,674,236  $  4,251,082  $  7,527,896
  Accounts receivable, net of
   allowance of $17,000 in 1998 and
   $12,000 in 1999....................      130,016       368,720       881,462
  Prepaid expenses and other current
   assets.............................       88,156       374,195     2,527,387
  Restricted investment...............    1,000,000     1,000,000       250,000
                                        -----------  ------------  ------------
    Total current assets..............    3,892,408     5,993,997    11,186,745
Equipment and leasehold improvements..      840,430     1,712,802     2,379,327
Less: Accumulated depreciation........     (131,185)     (498,636)     (786,371)
                                        -----------  ------------  ------------
                                            709,245     1,214,166     1,592,956
Restricted investment, less current
 portion..............................    1,000,000           --            --
Goodwill, net.........................          --      3,488,570     1,744,280
Other intangibles, net................          --        682,498       299,990
License agreement, net................          --            --      1,423,077
Other.................................          --         33,941        51,587
                                        -----------  ------------  ------------
    Total assets......................  $ 5,601,653  $ 11,413,172  $ 16,298,635
                                        ===========  ============  ============
Liabilities and Stockholders' Deficit
Liabilities:
  Accounts payable....................  $   186,084  $    743,344  $  1,327,267
  Accrued compensation................       34,690       410,331       536,958
  Acquisition liability...............          --        404,000           --
  Deferred revenue....................      110,831       541,246        95,969
  Other accrued expenses and current
   liabilities........................      181,895       655,271     1,783,008
                                        -----------  ------------  ------------
    Total current liabilities.........      513,500     2,754,192     3,743,202
Long-term obligations.................          --        160,507        82,182
Redeemable convertible preferred
 stock................................    8,430,108    22,116,439    43,134,794
Stockholders' deficit:
  Common stock, par value $0.01;
   11,500,000 shares authorized;
   issued and outstanding: 1,469,782
   in 1999, 1,340,530 in 1998 and
   1,150,530 in 1997..................       11,505        13,405        14,698
  Additional paid-in capital..........      748,195     4,174,029    10,672,790
  Common stock to be issued...........          --      1,055,420        55,420
  Accumulated deficit.................   (4,101,655)  (18,860,820)  (41,404,451)
                                        -----------  ------------  ------------
    Total stockholders' deficit.......   (3,341,955)  (13,617,966)  (30,661,543)
                                        -----------  ------------  ------------
    Total liabilities and
     stockholders' deficit............  $ 5,601,653  $ 11,413,172  $ 16,298,635
                                        ===========  ============  ============

                            See accompanying notes.

                                 TUNES.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                           July 2, 1996                                Nine Months Ended
                          (Inception) to  Year Ended December 31          September 30
                           December 31,  -------------------------  -------------------------
                               1996         1997          1998         1998          1999
                          -------------- -----------  ------------  -----------  ------------
                                                                          (Unaudited)
Revenue:
  Advertising...........    $     --     $   283,807  $    970,189  $   502,439  $  2,456,151
  Other.................          --         280,887     1,514,466    1,212,793       846,876
                            ---------    -----------  ------------  -----------  ------------
    Total revenue.......          --         564,694     2,484,655    1,715,232     3,303,027
Cost of revenue.........          --       1,267,521     4,045,056    2,863,312     3,108,355
                            ---------    -----------  ------------  -----------  ------------
Gross margin (deficit)..          --        (702,827)   (1,560,401)  (1,148,080)      194,672
Operating expenses:
  Operations and
   development..........       32,003        458,381     1,880,480    1,058,809     2,778,321
  Sales and marketing...       36,769      1,064,502     4,034,115    2,282,191     7,486,287
  General and
   administrative.......      152,859      1,244,676     2,836,678    1,935,134     2,990,253
  Depreciation and
   amortization.........        2,319        156,529     1,777,931      961,020     2,555,504
  Stock compensation....          --           9,700     1,527,734      413,373     4,526,844
                            ---------    -----------  ------------  -----------  ------------
    Total operating
     expenses...........      223,950      2,933,788    12,056,938    6,650,527    20,337,211
                            ---------    -----------  ------------  -----------  ------------
Loss from operations....     (223,950)    (3,636,615)  (13,617,339)  (7,798,607)  (20,142,539)
Other income (expense):
  Interest income.......        7,353         99,540       432,566      340,276       284,277
  Interest expense......          --             --         (9,438)      (5,121)      (76,812)
  Other income
   (expense)............          --          15,040         4,568        4,568       (35,451)
                            ---------    -----------  ------------  -----------  ------------
Net loss................    $(216,597)   $(3,522,035) $(13,189,643) $(7,458,884) $(19,970,525)
                            =========    ===========  ============  ===========  ============


                            See accompanying notes.

                                 TUNES.COM INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                            Members' Units        Common Stock                  Additional
                          -------------------  ------------------- Common Stock   Paid-in   Accumulated
                           Units     Amount     Shares   Par Value To Be Issued   Capital     Deficit        Total
                          --------  ---------  --------- --------- ------------ ----------- ------------  ------------
Initial capitalization,
 July 2, 1996...........   115,053  $ 750,000        --   $   --    $      --   $       --  $        --   $    750,000
Net loss for the period
 from July 2, 1996
 to December 31, 1996...       --         --         --       --           --           --      (216,597)     (216,597)
                          --------  ---------  ---------  -------   ----------  ----------- ------------  ------------
Balance at December 31,
 1996...................   115,053    750,000        --       --           --           --      (216,597)      533,403
Conversion of Members'
 units to shares of
 common stock...........  (115,053)  (750,000) 1,150,530   11,505          --       738,495          --            --
Stock compensation
 expense................       --         --         --       --           --         9,700          --          9,700
Accretion of redeemable
 convertible preferred
 stock..................       --         --         --       --           --           --      (363,023)     (363,023)
Net loss................       --         --         --       --           --           --    (3,522,035)   (3,522,035)
                          --------  ---------  ---------  -------   ----------  ----------- ------------  ------------
Balance at December 31,
 1997...................       --         --   1,150,530   11,505          --       748,195   (4,101,655)   (3,341,955)
Common stock to be
 issued.................       --         --         --       --     2,955,420          --           --      2,955,420
Common stock issued in
 connection with
 acquisition............       --         --     190,000    1,900   (1,900,000)   1,898,100          --            --
Stock compensation
 expense................       --         --         --       --           --     1,527,734          --      1,527,734
Accretion of redeemable
 convertible preferred
 stock..................       --         --         --       --           --           --    (1,569,522)   (1,569,522)
Net loss................       --         --         --       --           --           --   (13,189,643)  (13,189,643)
                          --------  ---------  ---------  -------   ----------  ----------- ------------  ------------
Balance at December 31,
 1998...................       --         --   1,340,530   13,405    1,055,420    4,174,029  (18,860,820)  (13,617,966)
Issuance of warrants
 (unaudited)............       --         --         --       --           --       713,011          --        713,011
Stock compensation
 expense (unaudited)....       --         --         --       --           --     4,526,845          --      4,526,845
Accretion of redeemable
 convertible preferred
 stock (unaudited)......       --         --         --       --           --           --    (2,573,106)   (2,573,106)
Exercise of stock
 options and warrants
 (unaudited)............       --         --      29,252      293          --       259,905          --        260,198
Common stock issued in
 connection with
 acquisition
 (unaudited)............       --         --     100,000    1,000   (1,000,000)     999,000          --            --
Net loss (unaudited)....       --         --         --       --           --           --   (19,970,525)  (19,970,525)
                          --------  ---------  ---------  -------   ----------  ----------- ------------  ------------
Balance at September 30,
 1999 (unaudited).......       --   $     --   1,469,782  $14,698   $   55,420  $10,672,790 $(41,404,451) $(30,661,543)
                          ========  =========  =========  =======   ==========  =========== ============  ============


                            See accompanying notes.

                                 TUNES.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          July 2, 1996
                          (inception)                                Nine Months Ended
                               to      Year Ended December 31,         September 30,
                          December 31, -------------------------  -------------------------
                              1996        1997          1998         1998          1999
                          ------------ -----------  ------------  -----------  ------------
                                                                        (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net loss................   $(216,597)  $(3,522,035) $(13,189,643) $(7,458,884) $(19,970,525)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Depreciation and
  amortization..........       2,319       156,529     1,777,931      961,020     2,632,427
 Stock compensation
  expense...............         --          9,700     1,527,734      413,373     4,526,845
 Other noncash items....         --        (82,500)      100,000      100,000        37,785
 Changes in operating
  assets and
  liabilities, excluding
  effects from
  acquisitions:
 Accounts receivable....         --       (130,016)     (234,864)    (384,805)     (512,742)
 Prepaid expenses and
  other current assets..     (17,458)      (70,698)     (292,486)    (266,848)     (870,580)
 Accounts payable.......      49,980       136,104       172,035      252,383       583,923
 Accrued compensation...       4,827        29,863        58,520      192,573       126,627
 Deferred revenue.......         --        110,831       430,415      558,398      (445,277)
 Other accrued expenses
  and current
  liabilities...........      45,856       136,039       353,598      150,942       676,377
                           ---------   -----------  ------------  -----------  ------------
Net cash used in
 operating activities...    (131,073)   (3,226,183)   (9,296,760)  (5,481,848)  (13,215,140)
CASH FLOWS FROM
 INVESTING ACTIVITIES
Purchase of equipment
 and leasehold
 improvements...........     (29,857)     (708,073)     (584,761)    (506,322)     (845,281)
Payment of license fee..         --            --            --           --     (1,500,000)
Decrease (increase) in
 restricted investment..         --     (2,000,000)    1,000,000      750,000       750,000
Acquisitions, net of
 cash acquired (Note
 4).....................     (27,663)          --       (507,783)    (507,783)     (404,000)
                           ---------   -----------  ------------  -----------  ------------
Net cash used in
 investing activities...     (57,520)   (2,708,073)      (92,544)    (264,105)   (1,999,281)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from notes
 payable................         --        500,000           --           --      3,995,000
Payments on notes
 payable and capital
 leases.................         --            --     (1,150,659)     (10,436)     (126,704)
Proceeds from issuance
 of members' units......     750,000           --            --           --            --
Proceeds from issuance
 of preferred stock, net
 of issue costs.........         --      7,547,085    12,116,809   12,116,809    15,103,000
Proceeds from exercise
 of stock options and
 warrants...............         --            --            --           --        260,198
Payment of deferred
 financing costs........         --            --            --           --       (740,259)
                           ---------   -----------  ------------  -----------  ------------
Net cash provided by
 financing activities...     750,000     8,047,085    10,966,150   12,106,373    18,491,235
                           ---------   -----------  ------------  -----------  ------------
Net increase in cash and
 cash equivalents.......     561,407     2,112,829     1,576,846    6,360,420     3,276,814
Cash and cash
 equivalents, beginning
 of period..............         --        561,407     2,674,236    2,674,236     4,251,082
                           ---------   -----------  ------------  -----------  ------------
Cash and cash
 equivalents, end of
 period.................   $ 561,407   $ 2,674,236  $  4,251,082  $ 9,034,656  $  7,527,896
                           ---------   -----------  ------------  -----------  ------------
SUPPLEMENTAL NONCASH
 INVESTING AND FINANCING
 ACTIVITIES
Common stock issued or
 to be issued in
 acquisition............   $     --    $       --   $  2,955,420  $ 2,955,420  $        --
Liabilities assumed in
 acquisition............   $     --    $       --   $  1,940,000  $ 1,940,000  $        --
Notes payable exchanged
 for shares of preferred
 stock..................   $     --    $   500,000  $         --  $       --   $  3,995,000
Capital leases for
 computer equipment.....   $     --    $       --   $    182,993  $    42,506  $        --

                            See accompanying notes.

                                 TUNES.COM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information with respect to the nine-month periods ended
                   September 30, 1998 and 1999 is unaudited)

1. NATURE OF OPERATIONS

  Tunes.com Inc. (the Company) is an Internet-based music media, marketing, and promotion company that provides interactive music content, live and archived music performances and interviews, current news and information, audio and video samples and other programming, as well as the opportunity for music fans worldwide to purchase music-related merchandise directly through the www.tunes.com, www.rollingstone.com, www.thesource.com, www.downbeatjazz.com and www.jamtv.com Web sites, and radio and Internet content affiliates.

  Effective February 26, 1999, the Company changed its name from JAMtv Corporation to Tunes.com Inc.

2. BASIS OF PRESENTATION

  The financial statements of the Company as of September 30, 1999 and for the nine-month periods ended September 30, 1998 and 1999 contain all adjustments and accruals (consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the financial position and operating results of the interim periods presented.

  As detailed in Note 6, on June 2, 1997, holders of members' units in Digital Entertainment Network, L.L.C. (DEN), a limited liability company, exchanged such units for shares of common stock of the Company, a newly formed Delaware corporation. All of the assets and liabilities of DEN were transferred to the Company at book value and DEN was dissolved. The accompanying financial statements reflect the operations of DEN for the period prior to June 2, 1997, and the Company thereafter.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

  The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Cash and Cash Equivalents

  Cash and cash equivalents include cash which is unrestricted as to use and highly liquid investments having a maturity of three months or less at the time of purchase.

Restricted Investment

  The restricted investment represents the future license payments held in escrow pursuant to a third-party agreement (see Note 9).

Equipment and Leasehold Improvements

  Equipment and leasehold improvements are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, generally three to five years. Assets under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives or the remaining lease terms, generally three years.

                                 TUNES.COM INC.

Intangible Assets

  Intangible assets represent the excess of cost over the fair market value of tangible net assets acquired and primarily consist of purchased technology and goodwill related to the acquisition of Tunes Network, Inc. (Tunes Network--see
Note 4). Intangible assets are amortized on a straight-line basis over the useful lives of the assets, currently two years. If there are indicators such assets may be impaired, the Company assesses recoverability from future operations using undiscounted cash flows of the related business as a measure. Under this approach, the carrying value of the intangible would be reduced to fair value if the Company's best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of the intangible over its remaining amortization period.

  Intangible assets consisted of the following at December 31, 1998:

   Goodwill........................................................ $ 4,651,430
   Developed technology............................................     800,000
   Assembled work force............................................     110,000
                                                                    -----------
                                                                      5,561,430
   Less: Accumulated amortization..................................  (1,390,362)
                                                                    -----------
                                                                    $ 4,171,068
                                                                    ===========

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

 Advertising Revenue

  Advertising revenue is derived from the sale of banner advertisements and sponsorships on the Company's Web sites as well as integrated marketing campaigns sold by the Company and the Company's share of revenue on co-branded Web sites of affiliates under certain agreements. Advertising revenue is recognized in the period the advertisement is displayed or campaign is run, provided no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of advertising impressions delivered or times that any advertisement is viewed by users of the Company's Web sites. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed levels are achieved.

  The Company also recognizes advertising revenue as a result of barter transactions with certain other internet-related companies. Such revenue is recognized based on the fair value of the consideration received or provided, whichever is more determinable. This primarily consists of advertising displayed on other companies' Web sites in exchange for advertising on the Company's Web site. Barter revenue and the corresponding expense is recognized in the period the advertising is displayed. Advertising revenue from barter transactions during 1997 and 1998 was $174,000 and $156,800, respectively. In the nine months ended September 30, 1999 the Company recorded barter revenue of $672,000.

                                 TUNES.COM INC.

 Other Revenue

  Other revenue is derived from content licensing, commerce and product development. Content license fee revenue is recognized over the period of the license agreement under which the Company delivers its content. Commerce revenue from the sale of CDs and other music-related merchandise is recognized when the products are shipped to customers, net of allowances for returns. Product development revenue is derived from the development of content for interactive CDs under third-party contracts and the development of other Web based services. Product development revenue is generally recognized when the product is delivered, except for services provided under longer-term contracts where the revenue is recognized on a percentage-of-completion basis over the life of the project. Two customers accounted for 52% of total revenue in 1998 and three customers accounted for 68% of total revenue in 1997.

Fair Value of Financial Instruments

  All financial instruments are held for purposes other than trading. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accruals are a reasonable estimate of their fair value due to the short-term nature of these instruments. The estimated fair value of long-term obligations at December 31, 1997 and 1998 was approximately equal to the carrying amounts at those dates.

Advertising Costs

  The Company expenses advertising and promotion costs when the advertising and promotion occurs. Advertising and promotion expense for 1996, 1997, and 1998, was $6,020, $460,132, and $2,454,366 respectively.

Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," established a fair value method of accounting for stock-based compensation. As permitted by SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options. No compensation expense is recognized under APB 25 if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the measurement date. As required by SFAS No. 123, the Company discloses the pro forma effect of the fair value method on operations in Note 7 to the financial statements. Stock options and warrants held by non-employees are accounted for under the fair value method of accounting.

Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has adopted the provisions of SOP 98-1 during the nine months ended September 30, 1999 with no material effect.

4. ACQUISITIONS

  Effective July 1, 1998, the Company acquired all of the capital stock of Tunes Network. The purchase consideration, including direct costs of acquisition of $315,000, was $5,815,000, consisting of 295,542 shares of common stock with a fair value of $10 per share, approximately $1,940,000 of assumed liabilities, and

                                 TUNES.COM INC.

$604,000 in cash of which $404,000 was paid subsequent to December 31, 1998. At September 30, 1999, 5,542 shares of common stock have not been issued; such shares will be issued in 1999. In addition up to an additional 100,000 shares of common stock may be issuable based upon reaching minimum equity market capitalization thresholds soon after the completion of an initial public offering by the Company. The current fair value of these contingent shares will be recorded as additional goodwill when the contingency is resolved and the shares become issuable and will be amortized over the remaining estimated useful life of the goodwill.

  The acquisition was accounted for as a purchase and, accordingly, the results of operations have been included in the consolidated financial statements from July 1, 1998, the effective date of the acquisition.

  Based on unaudited data, the following table presents selected financial information for the Company on a pro forma basis, assuming Tunes Network had been consolidated since January 1, 1997:

                                                      Year Ended December 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------  ------------
   Revenue........................................... $   863,810  $  2,725,641
   Net loss..........................................  (8,029,869)  (15,587,790)

  The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition been made as of January 1, 1997.

  The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

   Cash............................................................ $     7,217
   Accounts receivable and other assets............................      21,616
   Equipment.......................................................     124,737
   Developed technology............................................     800,000
   In-process research and development.............................     100,000
   Assembled work force............................................     110,000
   Goodwill........................................................   4,651,430
                                                                    -----------
                                                                      5,815,000
   Less: Liabilities assumed.......................................  (1,940,000)
                                                                    -----------
   Cash and common stock purchase consideration.................... $ 3,875,000
                                                                    ===========

  The acquired in-process research and development includes the value of products in the development stage not considered to have reached technological feasibility. In accordance with applicable accounting rules, the acquired in-process research and development was expensed in the third quarter of 1998. The capitalized intangible assets acquired in the acquisition of Tunes Network including developed technology, assembled work force, and goodwill are being amortized on a straight-line basis over the estimated useful life of two years.

  In November 1997, the Company formed a wholly owned subsidiary, JAMtv Interactive Services Corporation (JIS) and acquired certain assets from Imagination Pilots Entertainment Inc. (IPEI) and assumed certain IPEI liabilities (see Note 12).

                                 TUNES.COM INC.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Equipment and leasehold improvements consisted of the following:

                                                              December 31,
                                                          ---------------------
                                                            1997        1998
                                                          ---------  ----------
   Computer equipment.................................... $ 394,500  $1,014,741
   Software..............................................   341,187     379,828
   Furniture and equipment...............................    69,001     233,148
   Leasehold improvements................................    18,500      61,202
   Other.................................................    17,242      23,883
                                                          ---------  ----------
                                                            840,430   1,712,802
   Less: Accumulated depreciation........................  (131,185)   (498,636)
                                                          ---------  ----------
   Net equipment and leasehold improvements.............. $ 709,245  $1,214,166
                                                          =========  ==========

  Depreciation expense was approximately $2,319, $156,529 and $387,569, for the period from July 2, 1996 (inception) to December 31, 1996, and for the years ended December 31, 1997 and 1998, respectively.

6. CAPITALIZATION

  At September 30, 1999, the authorized capital stock of the Company consisted of 11,500,000 shares of common stock, $.01 par value per share, and 7,000,000 shares of preferred stock, $.01 par value per share. The Company is prohibited from declaring or paying dividends for as long as there remains any outstanding shares of preferred stock.

Reorganization

  On July 2, 1996, DEN was initially capitalized through the issuance of 115,053 Members' units for total proceeds of $750,000. In early 1997, the Company adopted a Unit Option Plan and an aggregate of 28,760 options to purchase Member units were granted at an option price of $10 per unit. In March 1997, the Company received $500,000 in bridge financing in the form of notes payable from various investors.

  On June 2, 1997, DEN was reorganized (Reorganization) into the Company, whereby all of the Members of DEN received 10 shares of the Company's common stock for each unit of DEN. Concurrent with the Reorganization, the $500,000 bridge financing notes payable were exchanged for 166,666 shares of Series A-I preferred stock and each option granted under the Unit Option Plan was exchanged for 10 stock options under the Company's 1997 Stock Option Plan.

Preferred Stock

  The Company's preferred stock is convertible at any time into common stock on a 1-for-1 basis, subject to certain anti-dilution adjustments, and has the same voting rights as common stock. On June 3, 2007, or the first date thereafter that redemption is permitted under Delaware law, the Company is required to redeem all of the outstanding shares of the preferred stock at the following amounts: Series A-I (1,666,666 shares) at $6.00 per share; Series A-II (200,000 shares) at $10.00 per share; Series A-III (150,000 shares) at $20.00 per share; Series A-IV (76,165 shares) at $20.00 per share; Series B (472,000 shares) at $10.00 per share; Series C (533,334 shares) at $15.00 per share; and Series D (666,136 shares) at $20.00 per share and Series E shares (1,955,661 shares) at $20.00 per share. All shares of the preferred stock automatically convert into shares of common stock in the event of a public offering of common stock, which generates gross proceeds of at least

                                 TUNES.COM INC.

$30,000,000 with a price per share of at least $20.00. The aggregate redemption amount is approximately $81,679,000.

  In May 1999, the Company issued 76,165 shares of Series A-IV and 1,955,661 shares of Series E redeemable convertible preferred stock for aggregate consideration of $20,318,260, including $3,995,000 of notes payable and related accrued interest of $60,260.

  The carrying amount of the preferred stock is being increased by periodic accretions to adjust the amount recorded in the balance sheet to the mandatory redemption amount at the redemption date.

  In March and April 1999, the Company issued convertible promissory notes in the amount of $3,995,000. The notes payable bear interest at 8% per annum and were due March 2001. The notes payable automatically converted to 405,526 shares of preferred stock upon the May 1999 issuance of preferred stock.

Warrants

  In connection with a third-party agreement (the Agreement--see Note 9), the Company issued a warrant to purchase the Company's common stock at an exercise price of $3.00 per share, the estimated fair value of the Company's common stock at the date of the Agreement. The number of shares subject to the warrant increases in the event of the occurrence of certain dilution criteria, as defined in the Agreement. At December 31, 1997 and 1998 and September 30, 1999, a warrant to purchase 419,224, 715,221 and 1,021,904 shares of the Company's common stock was outstanding. The estimated fair value of the warrant, as calculated using the Black-Scholes method at each date of issuance, totaled $2,290,099 at December 31, 1998 and $4,847,385 at September 30, 1999, and is
being amortized over the initial three-year term of the Agreement or earlier as the warrant becomes exercisable. During 1997 and 1998, $9,700 and $615,124 was included in stock compensation expense in the Company's statement of operations, respectively. The warrant may be exercised at any time on or after certain triggering events, including an initial public offering by the Company or the closing of a private round of equity financing at a minimum amount as defined in the Agreement, or upon the occurrence of certain change of control events. As a result of the May 1999 issuance of redeemable convertible preferred stock, the warrants became fully exercisable and the remaining fair value of the warrant ($4,207,457) was recorded as stock compensation expense in May 1999.

  On January 1, 1999, in connection with an affiliation agreement, the Company issued a warrant to purchase up to 75,000 shares of common stock at an exercise price of $10.00 per share. As a result of the May 1999 issuance of redeemable convertible preferred stock, the warrant became fully exercisable. The estimated fair value at the date of issuance of $292,500, as calculated using the Black-Scholes method, was recorded as stock compensation expense in connection with this warrant during the nine months ended September 30, 1999. On November 12, 1999, this warrant was terminated in connection with the termination of the affiliate agreement.

  In connection with the convertible promissory notes issued in 1999, warrants to purchase 39,950 shares of common stock at an exercise price of $10.00 per share were issued. These warrants expire upon the earlier of an initial public offering or March 2001. The estimated fair value of the warrants, as calculated using the present value method, is $230,000 and has been recorded in 1999 as a reduction to the carrying value of the notes payable and an increase to additional paid-in capital.

  In May 1999, in connection with the issuance of the redeemable convertible preferred stock, a warrant to purchase 81,315 shares of common stock at an exercise price of $10.00 per share was issued. The estimated fair value of the warrant, as calculated using the Black-Scholes method at the date of issuance, was $483,011

                                 TUNES.COM INC.

and was recorded as a reduction to the redeemable convertible preferred stock and an increase to additional paid-in capital. The warrant is exercisable until May 2004.

  In applying the Black-Scholes method, the Company has used an expected dividend yield of zero, a risk-free interest rate of 5% and a volatility factor of 66%. The lives used to value each of the warrants was based on the term of each warrant as described above.

7. STOCK OPTION PLAN

  Under the Company's 1997 Stock Option Plan (the 1997 Plan), 1,550,000 shares of common stock are authorized for granting of options to employees, directors and consultants of the Company as determined by the Compensation Committee of the Board of Directors.

  At December 31, 1998, 224,220 shares were available for future grants. Options granted generally vest over four years. All options expire 10 years from date of grant. Vesting generally accelerates upon the Company's initial public offering or a change in control.

  The following table summarizes activity under the 1997 Plan during the years ended December 31, 1997 and 1998:

                                                  1997                 1998
                                                Weighted-            Weighted-
                                                 Average              Average
                                                Exercise             Exercise
                                        Shares    Price    Shares      Price
                                        ------- --------- ---------  ---------
   Outstanding, beginning of year......     --    $  --     863,660    $2.64
   Granted............................. 863,660   $2.64     480,020    $7.31
   Canceled............................     --    $  --     (17,900)   $6.25
                                        -------           ---------
   Outstanding, end of year............ 863,660   $2.64   1,325,780    $4.28
                                        =======           =========
   Exercisable, end of year............ 390,780   $1.53     819,063    $3.19
                                        =======           =========

  The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                                     Weighted-
                                                      Average
                                                     Remaining
     Exercise             Number                    Contractual                    Number
      Price             Outstanding                 Life (years)                 Exercisable
     --------           -----------                 ------------                 -----------
      $ 1.00               287,600                      8.4                        287,600
        3.00               445,410                      8.5                        252,673
        5.00               277,000                      8.9                        208,790
        7.50               197,420                      9.2                         70,000
       10.00               118,350                      9.8                            --
                         ---------                                                 -------
                         1,325,780                      8.8                        819,063
                         =========                                                 =======

  For the nine months ended September 30, 1999, 252,420 options were granted under the 1997 Plan.

  Pursuant to a severance agreement at December 31, 1998, 45,730 stock options were transferred to a company controlled by a former employee and are accounted for under the fair value method.

                                 TUNES.COM INC.

  The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options. During 1998 compensation expense of $912,610 for the accelerated vesting of stock options held by terminated employees was included in stock compensation expense. Had the provisions of SFAS 123 been used in accounting for employee stock options (calculated using the minimum value method for nonpublic companies), pro forma net loss attributable to common stockholders and pro forma net loss per common share (basic and dilutive) would have been approximately $4,132,000 and $3.58 and $14,339,000 and $12.12 for the years ended December 31, 1997 and 1998, respectively.

  The weighted-average fair value of options granted during 1997 and 1998 is estimated at $.61 and $1.66, respectively. The pro forma 1997 and 1998 net loss impact and the weighted-average fair value of options granted during 1997 and 1998 was estimated using the minimum value option pricing model with a risk-free interest rate of 6%, an expected life of 4.5 years (5 years in 1997), and assuming no dividends.

  In February 1999 the Company adopted the 1999 Stock Option Plan (the 1999
Plan). The number of shares of common stock subject to the 1999 Plan is 1,300,000 shares. As of September 30, 1999 there were 430,150 options outstanding under the 1999 Plan. In 1999 all options were granted with an exercise price of $10.00, the estimated fair value of the Company's common stock on each date of grant.

8. RETIREMENT PLAN

  Effective June 1, 1998, the Company established a defined contribution plan that includes an employee 401(k) contribution provision covering substantially all employees. The plan permits eligible employees to make voluntary contributions on a pretax basis up to a certain limit. The Company does not currently make contributions to the plan.

9. COMMITMENTS

Operating Leases

  The Company leases certain office facilities and equipment under various operating leases. The future minimum lease payments under noncancelable operating leases having an initial term longer than one year at December 31, 1998, are as follows:

   1999................................................................ $281,233
   2000................................................................  223,582
   2001................................................................  227,131
   2002................................................................   96,035
   2003................................................................      --
   Thereafter..........................................................      --
                                                                        --------
                                                                        $827,981
                                                                        ========

  Rent expense for the period July 2, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, was approximately $5,000, $121,469, and $245,904, respectively.

License Agreement

  In 1997, the Company entered into an agreement with a third party (the Agreement) pursuant to which the Company was granted certain rights with respect to brand name, trademarks, URL, historical, current and future content, advertising and promotion services, and other services. Under the terms of the Agreement, the

                                 TUNES.COM INC.

Company granted warrants (see Note 6) and is required to pay an annual license fee of $1,000,000 (paid quarterly in equal installments) for a period of three years. Upon a first and second renewal term as defined in the Agreement, the Company would have to pay an annual license fee of $1,250,000 and $1,500,000, respectively. In addition to the license fee, the Company was also required to pay a $1,500,000 Trigger License Fee as a result of the May 1999 issuance of redeemable convertible preferred stock.

  The rights granted to the Company under the terms of the Agreement extend for an additional five years upon the successful completion of either a public or private offering of the Company's securities (trigger events) in which the amount raised is no less than $15,000,000. The Agreement extends for a further period of five years based on the Company or its acquirer having publicly traded securities with a market capitalization of no less than $150,000,000. The ultimate number of shares issued pursuant to the warrant (see Note 6) will be determined by: (a) the extent of intervening equity financings prior to either of the trigger events, and (b) the mutual further agreement of the parties.

Other

  The Company has entered into various Web site tenancy agreements that provide for the Company to make payments of at least $1,500,000 during 1999, of which $1,200,000 has been paid through September 30, 1999.

10. CAPITAL LEASES

  Total office and computer equipment under capital leases was $240,193, less accumulated amortization of $36,731, at December 31, 1998. Amortization is included with depreciation expense. Future minimum lease payments for the assets under capital leases are as follows:

   1999............................................................... $115,806
   2000...............................................................   96,999
   2001...............................................................   63,455
   2002...............................................................   13,379
   2003...............................................................    4,445
   Thereafter.........................................................      --
                                                                       --------
   Total minimum lease payments.......................................  294,084
   Less: Amount representing interest.................................  (39,912)
                                                                       --------
   Present value of net minimum lease payments........................ $254,172
   Current portion, included in other accrued expenses................  (93,665)
                                                                       --------
   Long-term obligations at December 31, 1998......................... $160,507
                                                                       ========

11. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance has been provided for the net deferred tax asset because of uncertainty regarding the Company's ability to generate taxable income prior to the expiration of the carryforward period.

                                 TUNES.COM INC.

  Significant components of the Company's deferred income tax assets and liabilities are as follows at December 31:

                                                            1998        1997
                                                         -----------  ---------
   Deferred tax assets:
     Net operating loss carryforwards................... $ 5,734,927  $ 941,300
     Stock compensation expense.........................     539,853        --
     Research and development credit carryforward.......      80,000        --
     Accrued compensation...............................      28,863      8,000
     Other..............................................      38,740     45,700
                                                         -----------  ---------
     Gross deferred tax assets..........................   6,422,383    995,000
   Deferred tax liability:
     Intangible amortization............................    (266,174)       --
                                                         -----------  ---------
     Net deferred tax assets............................   6,156,209    995,000
                                                         -----------  ---------
     Less: Valuation allowance..........................  (6,156,209)  (995,000)
                                                         -----------  ---------
                                                         $       --   $     --
                                                         ===========  =========

  The valuation allowance for net deferred tax assets increased $5,161,209 as a result of the net changes in temporary differences including a $529,554 increase related to the acquisition of Tunes Network.

  At December 31, 1998, the Company had net operating loss carryforwards totaling approximately $14,705,000, which expire beginning in 2011. Based on the Internal Revenue Code regulations relating to changes in the ownership of the Company, utilization of the net operating loss carryforwards may be subject to annual limitations. Because the Company operated as a limited liabilty company until June 2, 1997, no income taxes were provided for as of December 31, 1996.

12. RELATED PARTY TRANSACTIONS

  The Company incurred various operating expenses through JAM Productions Ltd.
(JPL). The Company reimbursed JPL for these expenses, which totaled approximately $24,000, $90,000, and $75,000 in 1996, 1997 and 1998,
respectively. A stockholder of JPL was the Company's Chairman of the Board through January 1999.

  The Company leases office space from an entity in which the Company's chief executive officer has an ownership interest. The monthly lease payments are approximately $18,000 and increase approximately 3% per year.

  Prior to 1998, the Company was charged for various services by Imagination Pilots Entertainment Inc. (IPEI), whose majority stockholder is the Company's chief executive officer. These services included rent of office facilities, use of personnel, and other various operating activities. Expenses related to these services were approximately $75,000 and $95,000 in 1996 and 1997, respectively.

  During 1997, the Company purchased certain assets, primarily computer and other equipment, software, certain intellectual property, and the rights to a contract for the development of CD-ROM titles, from IPEI and Imagination Pilots, Inc. (IPI), whose majority stockholder is the Company's chief executive officer, and

                                 TUNES.COM INC.

assumed certain IPEI and IPI liabilities, for a total cash purchase price of $370,000. The purchase price was allocated as follows:

   Computer and other equipment and software.......................... $309,000
   In process research and development................................   95,000
                                                                       --------
                                                                        404,000
   Less: Liabilities assumed..........................................  (34,000)
                                                                       --------
   Cash............................................................... $370,000
                                                                       ========

13. SUBSEQUENT EVENTS

  In June 1999, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to a proposed initial public offering. In August 1999, the Company postponed its initial public offering due to adverse market conditions, and approximately $1,300,000 in related costs were charged to general and administrative expenses in October 1999.

  In November 1999, the Company entered into a lease facility that allows for borrowings of up to $1.0 million for equipment purchases made on or prior to July 31, 2000. Borrowings made under this lease facility are payable over a 36-month term. At November 30, 1999, the Company had outstanding borrowings of approximately $400,000 under this facility.

  In connection with the amendment of a third-party license agreement (see Note
9), the Company issued a warrant to purchase 2,652,717 shares of the Company's common stock at an exercise price of $3.00 per share in December 1999.

  In November 1999, the Company entered into a merger agreement with EMusic.com Inc. Under the terms of the agreement, each share of the Company's capital stock outstanding as of the effective date of the merger will be converted into that number of shares of the EMusic common stock equal to 10,600,000 divided by the number of shares of the Company's capital stock outstanding on a fully-diluted basis as of the effective date of the merger. EMusic.com Inc. will also assume all outstanding options and warrants to purchase shares of the Company's capital stock. The merger, subject to shareholder approval, is expected to close in the first quarter of 2000.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tunes Network, Inc.

We have audited the accompanying balance sheets of Tunes Network, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tunes Network, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

                                          Chicago, Illinois
                                          June 22, 1998

                              TUNES NETWORK, INC.
                                 BALANCE SHEETS

                                                December 31,
                                            ----------------------   June 30,
                                              1996        1997         1998
                                            ---------  -----------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash....................................  $     --   $       --   $     7,217
  Accounts receivable.....................        791       13,852        3,841
  Advances to shareholders................     10,220          --           --
  Prepaids and other current assets.......     12,474          --           922
                                            ---------  -----------  -----------
Total current assets......................     23,485       13,852       11,980
Property and equipment, net...............    186,240      172,365      124,737
Other assets..............................      5,243       13,615       16,853
                                            ---------  -----------  -----------
Total assets..............................  $ 214,968  $   199,832  $   153,570
                                            =========  ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Bank overdraft..........................  $   9,305  $     3,309  $       --
  Accounts payable........................    169,639      251,177      371,799
  Accrued compensation....................    222,383      536,557      317,121
  Other accrued expenses..................      6,586      119,969      129,158
  Payables to officers....................     97,816      271,376      275,146
  Current obligations under capital
   leases.................................     23,701       40,984       44,123
  Current obligations under revolving line
   of credit with a related party.........        --       185,000      185,000
  Convertible note payable to a related
   party..................................        --        50,000      505,000
  Notes payable to related parties........        --        33,465       33,465
  Note payable............................        --        15,000       31,726
  Advances from Tunes.com.................        --            --      260,366
                                            ---------  -----------  -----------
Total current liabilities.................    529,430    1,506,837    2,152,904

Obligations under capital leases, net of
 current portion..........................     91,895       78,803       63,005
Obligations under revolving line of credit
 with a related party.....................    135,000          --           --
Notes payable to related parties, net of
 current portion..........................     11,490          --           --
Bridge financing..........................        --       465,000          --

Commitments
Stockholders' equity (deficit):
  Common stock, no par value; 10,000,000
   shares authorized; 1,884,000, 5,940,500
   and 7,875,955 shares issued and
   outstanding at December 31, 1996 and
   1997 and June 30, 1998, respectively...     21,861      351,019    1,147,277
  Accumulated deficit.....................   (574,708)  (2,201,827)  (3,209,616)
                                            ---------  -----------  -----------
Total stockholders' equity (deficit)......   (552,847)  (1,850,808)  (2,062,339)
                                            ---------  -----------  -----------
Total liabilities and stockholders' equity
 (deficit)................................  $ 214,968  $   199,832  $   153,570
                                            =========  ===========  ===========

                             See accompanying notes

                              TUNES NETWORK, INC.

                            STATEMENTS OF OPERATIONS

                                                Year ended         Six months
                                               December 31,           ended
                                           ----------------------   June 30,
                                             1996        1997         1998
                                           ---------  -----------  -----------
                                                                   (unaudited)
Revenue................................... $  62,693  $   299,116  $   240,986
Cost of revenue...........................    12,048      247,798      229,122
                                           ---------  -----------  -----------
                                              50,645       51,318       11,864
Operating expenses:
  Operating and development...............   267,257      737,873      440,208
  Sales and marketing.....................   203,336      344,155        2,878
  General and administrative..............   190,966      597,033      499,894
                                           ---------  -----------  -----------
                                             661,559    1,679,061      942,980
                                           ---------  -----------  -----------
Loss from operations......................  (610,914)  (1,627,743)    (931,116)
Other income, net.........................       --        10,000       (3,591)
Interest expense..........................   (21,137)     (41,661)     (73,082)
                                           ---------  -----------  -----------
Loss from continuing operations...........  (632,051)  (1,659,404)  (1,007,789)
Income from discontinued operations
 (income from operations -- $213,773 and
 $5,464 in 1996 and 1997, respectively;
 income from disposal--$26,821 in 1997)...   213,773       32,285          --
                                           ---------  -----------  -----------
Net loss.................................. $(418,278) $(1,627,119) $(1,007,789)
                                           =========  ===========  ===========


                             See accompanying notes

                              TUNES NETWORK, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                      Total
                                     Common stock                  shareholders
                                 -------------------- Accumulated     equity
                                  Shares     Amount     deficit      (deficit)
                                 --------- ---------- -----------  ------------
Balance at December 31, 1995.... 1,771,000 $   18,788 $  (156,430) $  (137,642)
  Issuance of common stock to
   employees and third parties
   in exchange for services.....   113,000      3,073         --         3,073
  Net loss......................       --         --     (418,278)    (418,278)
                                 --------- ---------- -----------  -----------
Balance at December 31, 1996.... 1,884,000     21,861    (574,708)    (552,847)
  Issuance of common stock to
   employees and third parties
   in exchange for services..... 4,056,500    329,158         --       329,158
  Net loss......................       --         --   (1,627,119)  (1,627,119)
                                 --------- ---------- -----------  -----------
Balance at December 31, 1997.... 5,940,500    351,019  (2,201,827)  (1,850,808)
Issuance of common stock to
 employees and third parties in
 exchange for services
 (unaudited)....................   989,713    433,810         --       433,810
Exercise of stock options
 (unaudited)....................   660,092    237,448         --       237,448
Conversion of notes payable to
 common stock (unaudited).......   285,650    125,000                  125,000
Net loss (unaudited)............       --         --   (1,007,789)  (1,007,789)
                                 --------- ---------- -----------  -----------
Balance at June 30, 1998
 (unaudited).................... 7,875,955 $1,147,277 $(3,209,616) $(2,062,339)
                                 ========= ========== ===========  ===========


                             See accompanying notes

                              TUNES NETWORK, INC.

                            STATEMENTS OF CASH FLOWS

                                            Year ended December
                                                    31,            Six months
                                           ----------------------  ended June
                                             1996        1997       30, 1998
                                           ---------  -----------  -----------
                                                                   (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.................................. $(418,278) $(1,627,119) $(1,007,789)
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization...........    60,826      105,868       57,736
  Common stock issued to employees and
   third parties in exchange for
   services...............................     3,073      329,158      433,810
  Stock compensation expense..............        --           --      203,628
  Changes in operating assets and
   liabilities:
    Accounts receivable...................      (791)     (13,061)      10,011
    Advances to shareholders..............   (10,220)      10,220          --
    Prepaids and other current assets.....    (8,536)      12,474         (922)
    Other assets..........................    (9,586)      (8,372)      (3,238)
    Accounts payable......................   106,074       81,538      120,622
    Accrued compensation..................   139,472      314,174     (219,436)
    Other accrued expenses................     2,322      113,383        9,189
                                           ---------  -----------  -----------
Net cash used in operating activities.....  (135,644)    (681,737)    (396,389)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment........   (28,650)     (66,014)     (10,108)
                                           ---------  -----------  -----------
Net cash used in investing activities.....   (28,650)     (66,014)     (10,108)
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft............................     7,985       (5,996)      (3,309)
Proceeds from payables to officers........   145,385      316,700        3,770
Repayment of payables to officers.........   (47,569)    (143,140)         --
Proceeds from revolving line of credit
 with a related party.....................   135,000       50,000          --
Proceeds from convertible note payable to
 a related party..........................       --        50,000      115,000
Proceeds from notes payable to related
 parties..................................       --        25,000          --
Repayment of notes payable to related
 parties..................................    (7,260)      (3,025)      16,726
Proceeds from notes payable...............       --        15,000          --
Proceeds from bridge financing............       --       465,000          --
Repayment of lease obligations............   (69,247)     (21,788)     (12,659)
Proceeds from exercise of stock options...       --           --        33,820
Advances from Tunes.com...................       --           --       260,366
                                           ---------  -----------  -----------
Net cash provided by financing
 activities...............................   164,294      747,751      413,714
                                           ---------  -----------  -----------
Net increase in cash and cash
 equivalents..............................       --           --         7,217
Cash and cash equivalents at beginning of
 period...................................       --           --           --
                                           ---------  -----------  -----------
Cash and cash equivalents at end of
 period................................... $      --  $        --  $     7,217
                                           =========  ===========  ===========
SUPPLEMENTAL DISCLOSURE:
  Cash paid for interest.................. $  15,735  $    24,571  $    15,813
                                           =========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Purchase of property and equipment under
   capital lease obligations.............. $ 112,934  $    25,979  $       --
                                           =========  ===========  ===========
  Notes payable converted to shares of
   common stock........................... $     --   $       --   $   125,000
                                           =========  ===========  ===========

                             See accompanying notes

                              TUNES NETWORK, INC.

                         NOTES TO FINANCIAL STATEMENTS

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)

1. NATURE OF BUSINESS

Tunes Network, Inc. (the "Company"), a California corporation, formerly Surf Communications, Inc., was incorporated on April 19, 1994 as a provider of Internet access services. In 1996, the Company expanded its strategy to include music entertainment. The Company is currently a developer of music-related Web site technology and content and an online retailer of CDs. The Company contracts with outside warehouses for fulfillment services to deliver products to customers and, therefore, the Company maintains no inventories. The Company sells its products and services primarily to customers in the United States.

In December 1997, the Company discontinued its Internet access services business and sold this business. The operations of the Internet access services business have been accounted for as a discontinued operation.

2. BASIS OF PRESENTATION

The financial statements of the Company as of June 30, 1998 and for the six-month period ended June 30, 1998 contain all adjustments and accruals (consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the financial position and operating results of the interim period presented.

3. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, generally three years. Assets under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives or the remaining lease terms, generally three years.

REVENUE RECOGNITION

Revenue from CD sales, which consists primarily of recorded music sold via the Internet, includes outbound shipping and handling charges and are recognized when the products are shipped. Allowances for credit losses and for estimated returns are recorded upon recognition of revenue. Actual credit losses and returns have been insignificant to date. Revenue from services, including music encoding, and Web site development services is recognized after the services have been performed and collection of the related receivable is considered probable.

Revenue from one customer accounted for 80% of revenues for the year ended December 31, 1996. Revenue from a different customer accounted for 27% of revenues for the year ended December 31, 1997.

The Company does not perform credit evaluations and does not require collateral from customers.

                              TUNES NETWORK, INC.

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)


Operating and Development

Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which established accounting and reporting standards for research and development costs.

Operating and development expenses consist principally of payroll and related expenses for development, editorial, and network operations personnel and consultants and expenses for systems and telecommunications infrastructure.

Internally Developed Systems and Software

The costs to develop internal systems and software, primarily payroll and related expenses for development and design of software, are charged to expense as incurred.

Dependence on Suppliers

The Company's primary provider of order fulfillment for recorded music titles is Valley Record Distributors ("Valley"). The Company has no fulfillment operation or facility of its own and, accordingly, is dependent upon maintaining its existing relationship with Valley or establishing a new fulfillment relationship with one of the few other fulfillment operations. There can be no assurance that the Company will maintain its relationship with Valley beyond the term of its existing two-year agreement, which expires in September 1998, or that it will be able to find an alternative, comparable vendor capable of providing fulfillment services on terms satisfactory to the Company, should its relationship with Valley terminate. Valley accounted for 79% of the cost of sales for the years ended 1996 and 1997. The Company has the right to offset accounts receivable from and accounts payable to Valley. As a result, the accounts receivable were used to reduce the accounts payable in the accompanying balance sheet.

4. DISCONTINUED OPERATION

In September 1997, the Company decided to discontinue the Internet access services line of business and sold that line of business in December 1997 for $25,000. Income on disposal included the $25,000 cash proceeds and operating income from September 1997 through December 1997 of $1,821. Revenues from the Internet access services line of business were $450,000 and $156,618 in 1996 and 1997, respectively. No assets or liabilities were sold as a result of this disposition. The results of operations of the Internet access services line of business is shown as a discontinued operation for all periods presented.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                               December 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
     Computer software and equipment........................ $241,278  $324,172
     Furniture and fixtures.................................    8,915    18,014
                                                             --------  --------
                                                              250,193   342,186
     Less accumulated depreciation and amortization.........  (63,953) (169,821)
                                                             --------  --------
     Property and equipment, net............................ $186,240  $172,365
                                                             ========  ========

                              TUNES NETWORK, INC.

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)


Total property and equipment under capital leases was $186,877 and $212,856, less accumulated amortization of $42,268 and $98,616, at December 31, 1996 and 1997, respectively.

6. DEBT

Payables to Officers

Payables to officers represent amounts loaned to the Company by officers for purposes of sustaining the Company's operations. Payables for $61,664 and $218,474 at December 31, 1996 and 1997, respectively, bear interest at 15% per annum. The remaining payables do not bear interest. Payables are repaid as Company funds are available.

Revolving Line of Credit

In April 1996, the Company entered into a $50,000 revolving line-of-credit agreement (the "Agreement") with an officer of the Company. This line of credit was increased to $135,000 in October 1996, $185,000 in January 1997 and $200,000 in May 1997. The Agreement bears interest at 10.14% and 9.89% at December 31, 1996 and 1997, respectively, per annum. Interest is payable monthly. The Agreement expires on June 20, 1998, at which time all outstanding interest and principal under the Agreement will become due and payable. Additionally, should the Company receive funding or achieve a significant income event before June 20, 1998, the balance outstanding under this Agreement shall become due and payable. Borrowings outstanding under the Agreement are collateralized by substantially all of the Company's assets not otherwise encumbered and are personally guaranteed by an officer of the Company.

Convertible Note Payable to a Related Party

In November 1997, the Company entered into an agreement with an investor, who is an advisory board member of the Company, under which it borrowed $50,000 issued under a convertible promissory note, with interest at 12% per annum. Under the terms of the agreement, principal and interest are due and payable on the earlier of 12 months from the date of the agreement, or, in the event of a default, amounts are declared due and payable by the investor, unless such amounts are automatically converted into equity securities of the Company pursuant to the terms of the agreement.

The note will convert into equity upon the closing of the next equity financing, completed before September 30, 1998, in which the Company receives aggregate offering proceeds valued by the Company at more than $250,000. At such time, the investor shall receive, in full satisfaction of amounts owing under the note, a number of equity securities equal to the quotient of the amount of the loan divided by 72.5% of the price per equity security paid by participants in the next equity financing. The investor will be entitled to all rights granted to participants in the next equity financing.

Additionally, upon the closing of the next equity financing, the investor shall receive an option to purchase a certain number of shares of common stock of the Company based on the pre-money valuation of the next equity financing. In no event shall the number of shares of common stock under the option be less than 50,000. The option will be fully vested upon the closing of the next equity financing.

In the event of any liquidation, dissolution or winding up of the Company, prior and in preference to any distribution of any of the assets of the Company to any investor or to the holders of any equity security, the investors will be entitled to, at the investors' election, either a repayment of all amounts due under the loan, or

                              TUNES NETWORK, INC.

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)

to convert the principal amount into the most senior equity securities then authorized by the Articles of Incorporation of the Company at a price per share that would cause the Company to be valued at $3,500,000.

Notes Payable to Related Parties

In December 1995, the Company entered into a promissory note (the "Note") for $18,750 with the father of an officer of the Company. The Note bears interest at 10% per annum. Interest and principal are due monthly in equal monthly payments of $605 commencing on January 1, 1996. The balance of this Note, including accrued interest, shall be due and payable in full on or before December 1, 1998. Borrowings outstanding under the Note are collateralized by substantially all of the Company's assets not otherwise encumbered (see Note
11).

In December 1997, the Company entered into a promissory note (the "Note") for $25,000 with an investor. The Note bears interest at 6% per annum. Interest and principal are due on or before May 22, 1998 (see Note 11).

Notes Payable

In November 1997, the Company entered into a promissory note (the "Note") for $15,000 with a lender. The Note bears interest at the prime rate plus 2% (10.5% at December 31, 1997) per annum. Interest and principal are due and payable on the earlier of the date on which the lender shall purchase all or substantially all of the assets of the borrower or January 30, 1998 (see Note 11).

Bridge Financing

In 1997, the Company entered into bridge financing agreements with certain investors under which it borrowed $465,000. Under the terms of the agreements, upon the closing of the next equity financing as defined in the agreements, in which the Company receives aggregate offering proceeds valued by the Company at more than $1,000,000, the investors shall receive a number of equity securities equal to the quotient of the amount of the funds delivered by the investors divided by 50% of the price per equity security paid by participants in the next equity financing. The investors will be entitled to all rights granted to participants in the next equity financing.

In March 1998, the Company entered into bridge financing agreements with certain investors under which it borrowed $115,000 issued under convertible promissory notes, with interest at 6% per annum (see Note 11).

7. LEASE COMMITMENTS

If the investors have not received equity securities pursuant to this agreement before the closing of a corporate sale transaction, as defined in the agreement, the investors shall receive from the Company the most senior equity securities then authorized by the Articles of Incorporation of the Company valued at an amount equal to 200% of the amount of the funds delivered by the investors.

The Company leases certain office facilities under noncancelable operating leases. The Company leases equipment under capital leases. Interest rates on capital leases range from 12% to 21%.

                              TUNES NETWORK, INC.

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)


Future minimum lease payments under capital leases and noncancelable operating leases with initial terms of one year or more at December 31, 1997, are as follows:

                                                              Capital  Operating
                                                               Leases   Leases
                                                              -------- ---------
   1998......................................................  $53,565  $28,200
   1999......................................................   52,481      --
   2000......................................................   34,416      --
   2001......................................................    1,284      --
                                                              --------  -------
   Total minimum lease payments..............................  141,746  $28,200
                                                                        =======
   Less amount representing interest.........................   21,959
                                                              --------
   Present value of net minimum lease payments...............  119,787
   Less current portion......................................   40,984
                                                              --------
                                                              $ 78,803
                                                              ========

Rent expense for the years ended December 31, 1996 and 1997 was $22,953 and $56,468, respectively.

8. STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

Common stock represents the deemed fair value of services contributed to the Company by employees and third parties in 1996 and 1997. In November 1997, all employee stockholders of the Company entered into restricted common stock purchase agreements under which all common shares granted to such employee stockholders through October 1997 were vested 25% on October 20, 1997 and vest 1/48 per month thereafter. Additionally, such shares will vest immediately upon the sale of substantially all of the Company's assets. At December 31, 1997, 5,336,407 common shares were vested.

9. INCOME TAXES

The Company uses the liability method to account for income taxes as required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
     Net operating loss carryforwards........................... $   94    $530
     Research and development credit carryforwards..............    --       80
     Accrued compensation.......................................    --      215
                                                                 ------  ------
     Total deferred tax assets..................................     94     825
     Valuation allowance........................................    (94)   (825)
                                                                 ------  ------
     Net deferred tax assets.................................... $  --   $  --
                                                                 ======  ======

                              TUNES NETWORK, INC.

     (Information with respect to the six-month period ended June 30, 1998 is unaudited)


The valuation allowance increased by $94,000 and $731,000 in the years ended 1996 and 1997, respectively.

At December 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $1,300,000 which expire in the tax years 2011 through 2012. The Company has federal tax credit carryforwards of approximately $50,000 which expire in the year 2012.

Because of the "change in ownership" provisions of the Internal Revenue Code of 1986, a portion of the Company's net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

10. DISPUTE SETTLEMENT

In March 1998, a former consultant of the Company filed a suit against the Company. In May 1998, the Company entered into a settlement agreement with the former consultant. In connection with this settlement, the former consultant received $31,989 for wages earned during employment with the Company from January 1998 to March 1998, and an option, effective upon the time of the acquisition of the Company by JAMtv, to purchase 445,834 shares of common stock of the Company at $.10 per share which was, as required under the terms of the agreement, automatically exercised in full upon the effective time of the acquisition (see Note 11).

11. SUBSEQUENT EVENT

Effective July 1, 1998, substantially all of the Company's business was merged with and into Tunes Acquisition Corp., a wholly owned subsidiary of Tunes.com Inc, formerly JAMtv Corporation. In connection with this merger, all outstanding debt was assumed by Tunes.com Inc. and repaid in 1998.

12.  RISKS ASSOCIATED WITH THE YEAR 2000 (UNAUDITED)

Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which include third-party software and hardware technology.

                                                                    APPENDIX A



                      AGREEMENT AND PLAN OF REORGANIZATION

                             among EMUSIC.COM INC.,

                              GNB CORPORATION, and

                                 TUNES.COM INC.

                               November 29, 1999

                      AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is entered into this 29th day of November 1999, by and among EMusic.com Inc., a Delaware corporation ("Acquiror"), GNB Corporation, a Delaware corporation and wholly-owned subsidiary of Acquiror ("Sub"), and Tunes.com Inc., a Delaware corporation ("Target").

                                    RECITALS

  A. The parties intend that, subject to the terms and conditions hereinafter set forth, Sub shall be merged with and into Target, with Target the surviving corporation (the "Merger"), pursuant to Certificate of Merger substantially in the form attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the laws of the State of Delaware. Upon the Merger, the Target Stockholders shall be entitled to receive shares of Acquiror common stock, par value $0.001 per share, at the exchange ratio set forth herein.

  B. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

                                   AGREEMENT

  NOW, THEREFORE, in reliance on the foregoing recitals and in and for the consideration and mutual covenants set forth herein, the parties agree as follows:

  1. DEFINITIONS.

  1.1 "Acquiror Shares" shall mean 10,600,000 shares of Acquiror common stock, par value $0.001 per share.

  1.2 "Affiliate" shall have the meaning set forth in the rules and regulations promulgated by the Commission pursuant to the Securities Act.

  1.3 "Closing" and "Closing Date" shall have the meanings set forth in Section 2.4.

  1.4 "Code" shall mean the Internal Revenue Code of 1986, as amended.

  1.5 "Commission" shall mean the Securities and Exchange Commission.

  1.6 "Confidential Information" shall mean that information of a party ("Disclosing Party") which is disclosed to another party ("Receiving Party") pursuant to this Agreement, in written form and marked "Confidential." If Confidential Information is initially disclosed orally, the Disclosing Party shall send a written summary of such information to the Receiving Party within fifteen (15) days of disclosure and mark such summary "Confidential." Confidential Information shall include, but not be limited to, trade secrets, know-how, inventions, techniques, processes, algorithms, software programs, schematics, designs, contracts, customer lists, financial information, sales and marketing plans and business information.

  1.7 "Contaminant" shall mean, without limitation, any pollutants, residues, infectious materials, flammable, dangerous, toxic or hazardous substances, hazardous materials or waste of any description whatsoever, except for non-hazardous waste of the kind generated in the normal course of operations, including any of the foregoing as defined in or regulated under any Environmental Law, including but not limited to polychlorinated biphenyls, asbestos or asbestos containing materials, petroleum and petroleum containing materials.

  1.8 "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

  1.9 "Delaware Law" shall mean the Delaware General Corporation Law, as amended.

  1.10 "Dissenting Shares" shall mean any Target Shares held by Persons who have not voted such shares for approval of the Merger and with respect to which such Persons have become entitled to exercise dissenter's rights in accordance with the Delaware Law.

  1.11 "Effective Time" shall mean the time the Merger becomes effective as defined in Section 2.5.

  1.12 "Entity" shall mean a corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

  1.13 "Environmental Activity" shall mean, without limitation, any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, recycling, stabilization, disposition, handling or transportation or its affirmative or accidental release into the natural environment including movement through or in the air, soil, subsoil, surface water or groundwater or any other activity, event or circumstance which is subject to any of the Environmental Laws including but not limited to noise, vibration, odor or similar nuisance.

  1.14 "Environmental Laws" shall mean laws relating to the environment or any Environmental Activity.

  1.15 "Exchange Ratio" shall mean that ratio at which each outstanding Target Share will be converted into the right to receive shares of Acquiror Common Stock. The Exchange Ratio shall equal the number of Acquiror Shares divided by the number of Target Shares outstanding at the Effective Time on a fully-diluted basis (including all options, warrants or other rights to acquire Target Shares issued and outstanding at the Effective Date).

  1.16 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

  1.17 "GAAP" shall mean United States of America generally accepted accounting principles, consistently applied.

  1.18 "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, or Entity and any court or other tribunal).

  1.19 "Indemnification Period" shall mean the period commencing on the Closing Date and ending at the close of business on the first anniversary of the Closing Date.

  1.20 "Legal Proceeding" shall mean any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Body or any arbitrator or arbitration panel.

  1.21 "Material" when capitalized and used in reference to the business, products or financial situation of Target shall be construed, except as specifically provided, to qualify the matter referred to herein to matters with a value in excess of $50,000. For example, a "Material adverse effect" would be an adverse effect resulting in costs or expenses in excess of $50,000. When the word "material" is not capitalized it shall mean material with respect to the matter referenced. For example, a reference to a material breach of a particular agreement would mean a breach that is material with respect to the particular contract (and not necessarily with respect to the overall business of Target or Acquiror).

  1.22 "Merger" shall mean the merger of Sub with and into Target, on the terms and conditions described herein.

  1.23 "Music Rights" shall mean any rights (whether on an exclusive or nonexclusive basis) to music recording masters, musical arrangements, musical compositions, lyrics, sound recordings, or album artwork and graphics or other music-related Proprietary Assets, together with the associated copyrights.

  1.24 "Person" shall mean any individual, Entity or Governmental Body.

  1.25 "Proprietary Asset" shall mean: (a) any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right; and (b) any right to use or exploit any of the foregoing including rights granted by third parties under license agreements.

  1.26 "Proxy Statement" shall mean a joint proxy statement prepared by Target and Acquiror and distributed to the stockholders of Target and Acquiror as required pursuant to Section 7.5 hereof.

  1.27 "Registration Statement" shall mean a registration statement filed with the Commission covering the issuance of the Acquiror Shares to the Target stockholders and warrant holders.

  1.28 "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants and advisors.

  1.29 "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.

  1.30 "Target Stockholders" shall mean the holders of the Target Shares and those who have a right to acquire any Target Shares.

  1.31 "Target Shares" shall mean the shares of Target capital stock issued and outstanding at the Effective Time.

  1.32 "Target Transaction Costs" shall mean legal, investment banking and accounting fees and other out of the ordinary course expenses incurred by Target and the Target Stockholders in connection with the Merger, but shall not include (a) integration costs incurred following the Merger at the request of Acquiror, or (b) costs incurred by Acquiror in connection with any required premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

  1.33 "Tax" or "Taxes" shall mean all U.S. federal, territorial, state, municipal, local or other taxes, including without limitation income capital, sales and use taxes, value added and goods and services taxes, excise taxes, transfer and stamp taxes, custom duties and franchise taxes, real and personal property taxes and payroll taxes (including tax withholdings, employer health taxes, workers' compensation assessments and ERISA plans and unemployment insurance premiums, contributions and remittances and the U.S. equivalents thereof), and penalties, interest and surcharges in respect of any of the foregoing and all words derived from or including the word "Tax," such as "Taxing" and "Taxation" shall bear a corresponding meaning.

  1.34 "Transaction Documents" shall mean all documents or agreements required to be delivered by any party hereunder including the Certificate of Merger.

  2. Plan of Reorganization.

  2.1 The Merger. Subject to the terms and conditions of this Agreement, Sub shall be merged with and into Target in accordance with the applicable provisions of the laws of the State of Delaware and with the terms and conditions of this Agreement so that:

     (a) At the Effective Time, Sub shall be merged with and into Target. As a result of the Merger, the separate corporate existence of Sub shall cease and Target shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and shall succeed to and assume all of the rights and obligations of Sub in accordance with the laws of the State of Delaware.

     (b) The Certificate of Incorporation and the Bylaws of Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation after the Effective Time unless and until further amended as provided by law.

     (c) The directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation after the Effective Time. Such directors and officers shall hold their position until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of Surviving Corporation.

  2.2 Cancellation of Shares and Delivery of Consideration.

     (a) At the Effective Time, each share of Target capital stock, if any, that is owned directly or indirectly by Target shall be canceled and no cash or other consideration shall be delivered in exchange therefor.

     (b) Subject to Section 2.2(f) hereof, at the Effective Time, each Target Share (other than shares owned directly or indirectly by Target) shall, by virtue of the Merger, and without further action on the part of any holder thereof, be converted and exchanged for the right to receive that number of Acquiror Shares as is equal to the product of the Exchange Ratio and one.

     (c) At the Effective Time, each share of capital stock of Sub outstanding immediately prior to the Merger shall, by virtue of the Merger, and without further action on the part of any holder thereof, continue to be issued and shall be converted into one share of Target common stock.

     (d) The Exchange Ratio shall be adjusted to reflect the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Shares), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target capital stock occurring after the date hereof and prior to the Effective Time.

     (e) No fraction of a share of Acquiror Common Stock shall be issued, but in lieu thereof each holder of Target Shares who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average last sale price of a share of Acquiror Common Stock for the twenty most recent days that Acquiror Common Stock has traded ending on the trading day immediately prior to the Effective Time.

     (f) Any Dissenting Shares shall not be converted into Acquiror Common Stock but shall instead be converted into the right to Dissenting Shares pursuant to the Delaware Law. Target agrees that, except with the prior written consent of Acquiror, or as required under the Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares (a "Dissenting Stockholder") who, pursuant to the provisions of the Delaware Law, becomes entitled to payment for Target Shares shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such stockholder of a certificate or certificates representing Target Shares, the number of shares of Acquiror Common Stock to which such stockholder would otherwise be entitled under this Section 2.2 less the number of shares of Acquiror Common Stock allocable to such stockholder that have been deposited in the Indemnity Escrow.

  2.3 Exchange Procedures.

     (a) Following the Closing Date, Acquiror shall mail to each holder of record of certificate(s) or other documents which represent Target Shares (the "Certificates"), to be exchanged pursuant to Section 2.2 hereof (i) a letter of transmittal (which shall specify that, with respect to the Certificates, delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Acquiror and shall be in such form and have such other provisions as Acquiror shall reasonably require) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Acquiror Shares. Upon surrender of a Certificate for cancellation to Acquiror, together with such letter of transmittal, duly executed, the holder of such Certificates shall be entitled to receive in exchange therefor his allocation of the Acquiror Shares as to which such holder is entitled pursuant to Section 2.2 hereof. Certificates so surrendered pursuant to this Section 2.3 shall forthwith be canceled (if not otherwise canceled or terminated in accordance with their terms). In the event of a transfer of ownership of Target Shares which is not registered on the transfer records of Target, the appropriate number of Acquiror Shares may be delivered to a transferee if the Certificate representing such transferred security is presented to Acquiror and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent solely the right to receive upon such surrender that number of Acquiror Shares (without interest and subject to applicable withholding, escheat and other laws) to which such holder is entitled.

     (b) Notwithstanding anything to the contrary in this Section 2.3, none of Acquiror, the Surviving Corporation or any party hereto shall be liable to a holder of Target Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (c) The Acquiror Shares paid in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such Target Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Target Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in Section 2.2.

     (d) In the event any Certificates evidencing Target Shares shall have been lost, stolen or destroyed, Acquiror shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such holder's allocation of Acquiror Shares, as may be required pursuant to Section 2.2; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror with respect to the Certificates alleged to have been lost, stolen or destroyed.

  2.4 The Closing. Subject to termination of this Agreement as provided in
Section 11 below, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Gray Cary Ware & Freidenrich LLP at 10:00 a.m. local time on the date three (3) days following the satisfaction of all conditions to closing set forth herein, or such other place, time and date as Acquiror and Target may mutually select (the "Closing Date").

  2.5 Effective Time. Simultaneously with the Closing, the Certificate of Merger shall be filed in the offices of the Secretary of State of the State of Delaware. The Merger shall become effective immediately upon the filing of the Certificate of Merger with such office (the "Effective Time").

  2.6 Restrictions on Transfers. Notwithstanding anything to the contrary set forth herein, the holders of the Acquiror Shares, may not, during the six months following the Effective Time, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition") any shares of the Acquiror Shares except to the extent such Acquiror Shares are transferred as a gift or gifts, bequested or transferred to a family trust (provided that any such case the transferee agrees in writing to be bound by the terms hereof). The foregoing restriction is expressly agreed to preclude holders of the Acquiror Shares from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition during such period. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Acquiror Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Acquiror Shares. Acquiror shall have the right to impose a legend on the certificates representing the Acquiror Shares consistent with the foregoing and to enter stop transfer instructions with Acquiror's transfer agent against the transfer of the Acquiror Shares except in compliance with this restriction.

  3. Representations and Warranties of Target. Except as otherwise set forth in the "Target Disclosure Schedule," referencing the appropriate section and paragraph numbers, to be provided to Acquiror concurrent with the execution of this Agreement, Target represents and warrants to Acquiror as set forth below. No fact or circumstance disclosed to Acquiror by Target shall constitute an exception to these representations and warranties unless such fact or circumstance is set forth in the Target Disclosure Schedule.

  3.1 Organization. Target is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has corporate power and authority to carry on its business as it is now being conducted and as it is proposed to be conducted. Target is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or properties makes such qualification or licensing necessary. The Target Disclosure Schedule contains a true and complete listing of the locations of all sales offices, manufacturing facilities, and any other offices or facilities of Target and a true and complete list of all jurisdictions in which Target maintains any employees. The Target Disclosure Schedule contains a true and complete list of all jurisdictions in which Target is duly qualified to transact business as a foreign corporation. True and complete copies of Target's charter documents as in effect on the date hereof and as to be in effect immediately prior to the Closing, have been provided to Acquiror or its Representatives.

  3.2 Capitalization.

     (a) The authorized capital stock of Target consists of:

       (i) 11,500,000 shares of Target Common Stock, par value $0.01 per share, of which 1,450,530 shares are issued and outstanding and held of record by the Target Stockholders named in Section 3.2(a) of the Target Disclosure Schedule;

       (ii) (A) 2,500,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of which (1) 1,666,666 shares are designated as Series A-I Convertible Preferred Stock, 1,666,666 shares of which are issued and outstanding, (2) 200,000 shares are designated as Series A-II Convertible Preferred Stock, all of which are issued and outstanding, (3) 150,000 shares are designated as Series A-III Convertible Preferred Stock, all of which are issued and outstanding; and (4) 300,000 shares are designated as shares of Series A-IV Convertible Preferred Stock, 76,165 shares of which are issued and outstanding; (B) 500,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of which 472,000 shares are issued and outstanding; (C) 533,340 shares of

    Series C Convertible Preferred Stock, par value $0.01 per share, of which 533,334 shares are issued and outstanding; (D) 800,000 shares of Series D Convertible Preferred Stock, par value $0.01 per share, of which 666,136 shares are issued and outstanding; (E) 1,999,999 shares of Series E Stock, 1,955,661 of which are issued and outstanding; and
    (F) 666,661 shares of undesignated preferred stock, issuable in series, none of which are issued and outstanding. The shares of issued and outstanding Preferred Stock are held of record by the Target Stockholders named in Section 3.2(a) of the Target Disclosure Schedule. Each share of issued and outstanding Target Preferred Stock is currently convertible into one share of Target Common Stock.

     (b) Except as set forth in Section 3.2(b) of the Target Disclosure Schedule, there are no outstanding options, warrants, rights, commitments, conversion rights, rights of exchange, plans or other outstanding agreements of any character providing for the purchase, issuance or sale of any shares of the capital stock of Target other than as contemplated by this Agreement. Except as set forth in Section 3.2(b) of the Target Disclosure Schedule, there are no voting trust, buy-sell or other similar agreements in effect among the Target Stockholders or with Target. Section 3.2(b) of the Target Disclosure Schedule sets forth a description of all outstanding vesting restrictions or other rights of Target to re-acquire Target Shares.

     (c) All of the outstanding securities of Target have been duly authorized and are validly issued, fully paid and nonassessable. All securities of Target were issued in compliance with applicable securities laws. Except as set forth in Section 3.2(c) of the Target Disclosure Schedule, none of Target's outstanding securities were issued in consideration in whole or in part for any contribution, transfer or assignment of any Proprietary Assets.

  3.3 Power, Authority and Validity. Target has the corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of Target, and no other corporate proceedings are necessary to authorize this Agreement or the other Transaction Documents except for: (i) the approval of the Merger and the Transaction Documents by the stockholders of Target and (ii) the other approvals and consents by the stockholders of Target listed on
Schedule 3.3 or otherwise contemplated by the Proxy Statement. Except as set forth in Section 3.3 of the Target Disclosure Schedule, Target is not subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated by or in conflict with its executing and carrying out this Agreement and the transactions contemplated hereunder and under the other Transaction Documents. This Agreement is, and each of the other Transaction Documents to which Target will be a party, when executed and delivered by Target shall be, the valid and binding obligation of Target enforceable in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  3.4 Financial Statements.

       (a) Schedule 3.4(a) of the Target Disclosure Schedule sets forth the balance sheet and consolidated statements of operations and changes in financial condition for the two fiscal years ended December 31, 1998 and for the nine month period ended September 30, 1999 (collectively, the "Target Financial Statements"). The Target Financial Statements, including the notes thereto, were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto. The Target Financial statements fairly present the consolidated financial condition and operating results of Target and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Target accounting policies except as described in the notes to the Target Financial Statements.

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

     (b) Except and to the extent reflected or reserved against in the Target balance sheet as of September 30, 1999 (the "Target Balance Sheet"), Target does not have, as of the date of such balance sheet, any liabilities or obligations (absolute or contingent) of a nature required or customarily reflected in a balance sheet (or the notes thereto). The aggregate reserves, if any, reflected on the Target Financial Statements are adequate in light of the contingencies with respect to which they are made.

     (c) As of the respective dates of Target Financial Statements, the Target has no debt, liability, or obligation of any nature, whether accrued, absolute or contingent that is as not reflected or reserved against in the Target Financial Statements in accordance with GAAP. Except as set forth on Schedule 3.4(c) of the Target Disclosure Schedule, all debts, liabilities, and obligations incurred after the date of the Target Financial Statements, whether absolute or contingent, were incurred in the ordinary course of business and are usual and normal in amount both individually and in the aggregate.

  3.5 Tax Matters.

     (a) Except as set forth in Section 3.5 of the Target Schedule Disclosure, Target has fully and timely, properly and accurately filed all Tax returns and reports required to be filed by it (the "Target Returns"), including all federal, foreign, state and local returns and reports for all years and periods for which any such returns or reports were due. The Target Returns and all other Tax returns and reports filed by Target were prepared in the manner required by applicable law. Except for any goods and services income Tax due upon the filing of the Target Returns, all income, sales, use, occupation, property or other Taxes or assessments due from Target have been paid, and there are no pending assessments, asserted deficiencies or claims for additional Taxes that have not been paid. The reserves for Taxes, if any, reflected on the Target Financial Statements are adequate and there are no Tax liens on any property or assets of Target except in respect of Taxes which are not due and payable. There have been no audits or examinations of any Tax returns or reports by any applicable governmental agency. No state of facts exists or has existed which would constitute grounds for the assessment of any penalty or of any further Tax liability beyond that shown on the respective Tax reports or returns. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state or local income Tax return or report for any period.

     (b) All Taxes which Target has been required to collect or withhold have been duly withheld or collected and, to the extent required, have been paid to the proper taxing authority.

     (c) Target is not a party to any tax-sharing agreement or similar arrangement with any other party.

     (d) At no time has Target been included in the federal consolidated income Tax return of any affiliated group of corporations.

     (e) Except as set forth on Section 3.5(e) of the Target Disclosure Schedule, no payment which Target is obliged to pay to any director, officer, employee or independent contractor pursuant to the terms of an employment agreement, severance agreement or otherwise will constitute an excess parachute payment as defined in Section 280G of the Code.

     (f) Target will not be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481(c) of the Code or any comparable provision of the Tax laws of any jurisdiction requiring Tax adjustments as a result of a change in method of accounting implemented by Target prior to the Closing Date for any Tax period (or portion thereof) ending on or before the Closing Date or pursuant to the provisions of any agreement entered into by Target prior to the Closing Date with any taxing authority with regard to the Tax liability of Target for any Tax period (or portion thereof) ending on or before the Closing Date.

     (g) Target is not currently under any contractual obligation to pay to any Governmental Body any Tax obligations of, or with respect to any transaction relating to, any other Person or to indemnify any other Person with respect to any Tax.

  3.6 Absence of Certain Changes or Events. Except as set forth in Section 3.6 of the Target Disclosure Schedule, from September 30, 1999, Target has not:

     (a) suffered any Material adverse change in its financial condition or in the operations of its business, nor any Material adverse change in its balance sheet, including but not limited to cash distributions or decreases in the net assets of Target inconsistent with the projected results of operations shown in Target's fourth quarter fiscal year 1999 budget, a copy of which has been delivered to Acquiror;

     (b) suffered any physical damage, destruction or loss, whether or not covered by insurance, which is Material;

     (c) granted or agreed to make any increase in the compensation payable or to become payable by Target to its officers or employees;

     (d) declared, set aside or paid any dividend or made any other distribution on or in respect of the shares of the capital stock of Target or declared any direct or indirect redemption, retirement, purchase or other acquisition by Target of such shares;

     (e) issued any shares of capital stock of Target or any warrants, rights, options or entered into any commitment relating to the shares of Target;

     (f) made any change in the accounting methods or practices it followed, whether for general financial or Tax purposes, or any change in depreciation or amortization policies or rates adopted therein;

     (g) sold, leased, abandoned or otherwise disposed of any real property or any machinery, equipment or other operating property other than in the ordinary course of business;

     (h) sold, assigned, transferred, licensed or otherwise disposed of any patent, trademark, trade name, brand name, copyright (or pending application for any patent, trademark or copyright), invention, work of authorship, process, know-how, formula or trade secret or interest thereunder or other intangible asset except in the ordinary course of their business;

     (i) suffered any dispute involving any employee that could reasonably be expected to have a Material adverse effect on Target;

     (j) engaged in any activity or entered into any commitment or transaction (including without limitation any borrowing or capital expenditure), in either case, other than in the ordinary course of business;

     (k) incurred any liabilities, absolute or contingent except for (i) liabilities identified as such in the "liabilities" column of the Target Financial Statements; (ii) accounts payable or accrued salaries that have been incurred by Target since September 30, 1999, in the ordinary course of business and consistent with Target's past practices; and (iii) liabilities in Section 3.6(k) of the Target Disclosure Schedule;

     (l) permitted or allowed any of its property or assets to be subjected to any mortgage, deed of trust, pledge, lien, security interest or other encumbrance of any kind, other than any purchase money security interests incurred in the ordinary course of business;

     (m) made any capital expenditure or commitment for additions to property, plant or equipment, in the aggregate, in excess of Twenty Five Thousand Dollars ($25,000);

     (n) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets to, or entered into any agreement or arrangement with any of its Affiliates, officers, directors or stockholders or any Affiliate or associate of any of the foregoing;

     (o) made any amendment to or terminated any agreement which, if not so amended or terminated, would be required to be disclosed in the Target Disclosure Schedule; or

     (p) agreed to take any action described in this Section 3.6 or outside of its ordinary course of business or which would constitute a breach of any of the representations contained in this Agreement.

  3.7 Title and Related Matters. Except as set forth in Section 3.7 of the Target Disclosure Schedule, Target has good and marketable title to all the properties, interests in properties and assets, real and personal, reflected in the Target Financial Statements or acquired after the date of the Target Financial Statements (except properties, interests in properties and assets sold or otherwise disposed of since the date of the Target Financial Statements in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except as set forth in Section 3.7 of the Target Disclosure Schedule. Except as noted in Section
3.7 of the Target Disclosure Schedule, the equipment of Target used in and material to the operation of its business taken as a whole is in reasonable operating condition and repair, subject to normal wear and tear. All real or personal property leases to which Target is a party are valid, binding, enforceable and effective in accordance with their respective terms, subject to
(i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. To the knowledge of Target, there is not under any of such leases any existing default by Target or, any other event of default or event which, with notice or lapse of time or both, would constitute a default by any other party to such leases. Section 3.7 of the Target Disclosure Schedule contains a description of all real property leased or owned by Target, describing its interest in said property, including a summary description of each parcel and the buildings, structures and improvements thereon. Section 3.7 of the Target Disclosure Schedule contains a description of all Material tangible personal property leased or owned by Target, describing its interest in said property. True and correct copies of Target's real property and such Material personal property leases have been provided or made available to Acquiror or its Representatives.

  3.8 Music Rights.

     (a) Section 3.8(a)(i) of the Target Disclosure Schedule sets forth a true and complete list or summary of all Music Rights owned by Target.
  Section 3.8(a)(ii) of the Target Disclosure Schedule sets forth a true and complete list or summary of all Music Rights licensed by or to Target, including a description of whether such rights are exclusive or non-exclusive, whether the rights include the right to distribute tangible copies, custom compilations or digital downloads of the music in question, the expiration date of such rights and any territorial limitations of such rights. Except as set forth in Section 3.8 of the Target Disclosure Schedule, Target has written contracts (each of which are listed or summarized in the Target Disclosure Schedule) for all Music Rights owned, licensed, used, marketed, and sold by it, and those licensed to it, Target has not received any notice from any party to such a contract or any third party challenging the enforceability or validity of such a contract, and all such contracts are enforceable in accordance with their terms. Except as set forth in Section 3.8 of the Target Disclosure Schedule, the Merger will not constitute or be deemed to constitute an assignment of any such Music Rights, require the consent of any third party or otherwise result in the termination or modification of any such Music Rights. Except as set forth in Section 3.8 of the Target Disclosure Schedule, all Music Rights owned by Target were recorded and otherwise prepared in all respects in accordance with the rules and regulations of any unions, guilds and similar associations having jurisdiction. Except as set forth in Section 3.8 of the Target Disclosure Schedule, each Person who has rendered any service or provided any materials in connection with, or has contributed in any way, to the making of the Music Rights owned by Target has the right to grant such rights, render such services or furnish such materials. Except as set forth in Section 3.8 of the Target Disclosure Schedule, all fees and other payments applicable to or resulting from the creation, recording, manufacture, duplication, and distribution of the Music Rights, including, but not limited to, payments to performers, producers, engineers and others, have been fully and completely paid by Target.

     (b) Except as set forth in Section 3.8 of the Target Disclosure Schedule, there are no amounts owed or that will become owing to any holder of rights for royalties arising as a result of the Music Rights, nor has the Target paid an advance in respect of such royalties.

     (c) Except as described in Section 3.8 of the Target Disclosure Schedule, Target does not know of or have any reason to believe that any customers of the Target, or any holder of Music Rights, (i) has any complaint or objection with respect to the service or any business practices of the Target or the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect, or (ii) will cease to do business, or significantly reduce the business conducted, with Target as a result of the Merger.

  3.9 Proprietary Rights and Warranty Claims.

     (a) Section 3.9(a)(i) of the Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by Target (each a "Target Proprietary Asset" and collectively, the "Target Proprietary Assets") registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Target Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Section 3.9(a)(ii) of the Target Disclosure Schedule identifies and provides a brief description of all other Target Proprietary Assets owned by Target. Section 3.9(a)(iii) of the Target Disclosure Schedule identifies and provides a brief description of each Proprietary Asset licensed to Target by any Person (except for any Proprietary Asset that is licensed to Target under any third party software license generally available to the public at a per unit cost of less than One Thousand Dollars ($1,000)), and identifies the license agreement under which such Proprietary Asset is being licensed to Target. Except as set forth in Section 3.9(a)(iv) of the Target Disclosure Schedule, Target has good, valid and marketable title to all Target Proprietary Assets identified in Sections 3.9(a)(i) and 3.9(a)(ii) of the Target Disclosure Schedule, free and clear of all liens and other encumbrances, and, except as disclosed in Section 3.9 of the Target Disclosure Schedule, Target has a valid right to use all Proprietary Assets identified in Section 3.9(a)(iii) of the Target Disclosure Schedule in its business as it is currently conducted. Except as set forth in Section 3.9(a)(v) of the Target Disclosure Schedule, Target is not obligated to make any payment to any Person for the use of any Proprietary Asset. Except as set forth in Section 3.9(a)(vi) of the Target Disclosure Schedule, Target has not developed jointly with any other Person any Proprietary Asset with respect to which such other Person has any rights.

     (b) Except as set forth in Section 3.9(b) of the Target Disclosure Schedule, Target has taken reasonable and customary measures and precautions necessary to protect and maintain the confidentiality and secrecy of all Target Proprietary Assets (except Target Proprietary Assets whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the value of all Target Proprietary Assets. Except as set forth in the Target Disclosure Schedule, Target has not disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person of any of the Target Proprietary Assets used in or necessary for the conduct of business by Target as currently conducted by Target (except Target Proprietary Assets whose value would be unimpaired by public disclosure).

     (c) Except as set forth in Section 3.9(c) of the Target Disclosure Schedule, Target is not infringing, misappropriating or making any unlawful use of, and Target has not at any time infringed, misappropriated or made any unlawful use of, or received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Proprietary Asset owned or used by any other Person ("Third Party Proprietary Asset"). Except as set forth in Section 3.9(c) of the Target Disclosure Schedule, no other Person is infringing, misappropriating or making any unlawful use of, and no Third Party Proprietary Asset owned or used by any other Person infringes or conflicts with, any Target Proprietary Asset.

     (d) Except as set forth in Section 3.9(d) of the Target Disclosure
  Schedule: (i) each Target Proprietary Asset conforms with any specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of Target; and (ii) there has not been any claim made against Target by any customer or other person alleging that any Target Proprietary Asset (including each version thereof that has ever been licensed or otherwise made available by Target to any person) does not conform with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of Target, and there is no basis for any such claim.

     (e) Except as set forth in Section 3.9(e) of the Target Disclosure Schedule, Target's Proprietary Assets constitute all the proprietary assets necessary to enable Target to conduct its business in the manner in which such business has been and is being conducted. Except as set forth in
  Section 3.9(e) of the Target Disclosure Schedule, (i) Target has not licensed any of the Target Proprietary Assets to any Person and (ii) Target has not entered into any covenant not to compete or contract limiting its ability to exploit fully any of the Target Proprietary Assets or to transact business in any market or geographical area or with any Person.

  3.10 Employee Benefit Plans. Target does not maintain, nor is it obligated to contribute to, any defined benefit pension plan or any employee benefit plan that is subject to either Title IV of the Employee Retirement Income Security Act of 1974 ("ERISA") or the minimum funding standards of ERISA or the Code. Except as set forth in Section 3.10 of the Target Disclosure Schedule, each bonus, incentive, deferred compensation, pension, profit-sharing, retirement, vacation, severance pay, stock purchase, stock option, group insurance and other employee benefit or fringe benefit plans, whether formal or informal (whether written or not), maintained by Target conforms to all applicable requirements, if any, of ERISA. Section 3.10 of the Target Disclosure Schedule lists and describes all such plans.

  3.11 Bank Accounts and Receivables. Section 3.11 of the Target Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations, and other financial institutions at which Target maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom. Section 3.11 of the Target Disclosure Schedule sets forth an accurate and complete breakdown and aging of all accounts receivable, notes receivable, and other receivables of Target as of the date of the Target Balance Sheet. Except as set forth on the Target Disclosure Schedule, all existing accounts receivable of Target (including those accounts receivable reflected on the Target Financial Statements that have not yet been collected and those accounts receivable that have arisen since December 31, 1998 and have not yet been collected) (i) represent valid obligations of customers of Target arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and to Target's knowledge are collectible when due, net of allowances therefor, without any counterclaim or setoff.

  3.12 Contracts.

     (a) Section 3.12(a) of the Target Disclosure Schedule identifies each Material document or instrument that is still in effect, to which Target is a party and that relates to the acquisition, transfer, use, development, sharing or licensing of any Music Right or Proprietary Asset.

     (b) Except as set forth in Section 3.12(b) of the Target Disclosure
  Schedule:

       (i) Target has no outstanding agreements, contracts or commitments that call for fixed and/or contingent payments or expenditures by or to Target which are Material over the life of any such agreement, contract or commitment;

       (ii) Target has no outstanding purchase agreement, contract or commitment that calls for fixed and/or contingent payments by Target that are in excess of the normal, ordinary and usual requirements of Target's business;

       (iii) There is no outstanding sales contract, commitment or proposal (including, without limitation, development projects) of Target that Target currently expects (or reasonably should expect) to result in any loss to Target upon completion or performance thereof;

       (iv) Target has no outstanding agreements, contracts or commitments with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than thirty (30) days and without liability, penalty or premium;

       (v) Target has no outstanding agreements, contracts or commitments with sales representatives, OEM's, distributors or dealers;

       (vi) Target is not restricted by agreement from competing with any Person or from carrying on its business anywhere in the world;

       (vii) Target has not guaranteed any obligations of other Persons, or made any agreements to acquire or guarantee any obligations of other Persons, which guaranties or agreements are still in effect, other than agreements entered into in the ordinary course of Target's business pursuant to which Target has sublicensed certain Music Rights and may thereby be deemed to have warranted to its sublicensee the original licensor's performance of its license with Target;

       (viii) Target does not have any outstanding loan or advance to any Person; nor is it party to any line of credit, standby financing, revolving credit or other similar financing arrangement of any sort which would permit the borrowing by Target of any sum not reflected in the Target Financial Statements; and

       (ix) All contracts, agreements and instruments listed (including any incorporated by reference) in the Target Disclosure Schedule pursuant to Section 3.12 (a) and (b) (the "Target Material Contracts") are valid, binding, in full force and effect, and enforceable by Target in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. To the knowledge of Target, no party to any Target Material Contract intends to cancel, withdraw, modify or amend such contract.

     (c) Target has delivered or made available to Acquiror or its Representatives accurate and complete copies of all written Target Material Contracts, including all amendments thereto and any correspondence regarding any dispute with respect thereto. Target has not entered into any Material oral contracts.

     (d) Except as set forth in Section 3.12(d) of the Target Disclosure
  Schedule:

       (i) Target has not violated or breached, or committed any default under, any Target Material Contract, and to the knowledge of Target, no other Person has violated or breached, or committed any default under, any Target Material Contract;

       (ii) No event has occurred, and no circumstance or condition exists, that with respect to Target, or, to the knowledge of Target, with respect to any other party (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Target Material Contract, (B) give any Person the right to declare default or exercise any remedy under any Target Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Target Material Contract; or (D) give any Person the right to cancel, terminate or modify any Target Material Contract;

       (iii) There are no unresolved claims between Target and any of its material licensors, vendors, suppliers, distributors, representatives or customers and none of such Persons has advised Target of its intention to cease doing business with Target, or with Acquiror following the Closing Date, whether as a result of the transactions contemplated hereunder or otherwise.

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

  3.13 Compliance With Law. Except as set forth in Section 3.13 of the Target Disclosure Schedule, Target is in compliance in all material respects with all applicable laws and regulations. All licenses, franchises, permits and other governmental authorizations held by Target and which are required for its business are valid and sufficient in all respects for the businesses presently carried on by Target and as set forth in the Target Disclosure Schedule.

  3.14 Labor Difficulties; No Discrimination.

     (a) Target is not engaged in any unfair labor practice or in violation of any applicable laws respecting employment and employment practices, health and safety, human rights, terms and conditions of employment, and wages and hours.

     (b) There is no unfair labor practice complaint against Target actually pending or threatened before a labor relations board.

     (c) Except as set forth on Section 3.14 of the Target Disclosure Schedule, there is not and has not been any claim made against Target based on actual or alleged wrongful termination or on actual or alleged race, age, sex, disability or other harassment or discrimination, or similar tortious conduct, nor is there any reasonable basis for any such claim.

     (d) Target is not aware of any key-Target employee who intends to terminate his or her employment with Target as a result of the Merger or otherwise.

  3.15 Insider Transactions. Except as set forth in Section 3.16 of the Target Disclosure Schedule, no Affiliate of Target has any interest in (i) any equipment or other property, real or personal, tangible or intangible, including, without limitation, any Target Music Right or Proprietary Asset, used in connection with or pertaining to the businesses of Target, or (ii) any creditor, supplier, customer, manufacturer, agent, representative, or distributor of products of Target; provided, however, that no such Affiliate or other Person shall be deemed to have such an interest solely by virtue of the ownership of less than one percent (1%) of the outstanding stock or debt securities of any publicly-held company whose stock or debt securities are traded on a recognized U.S. stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System.

  3.16 Employees, Independent Contractors and Consultants. Section 3.16 of the Target Disclosure Schedule lists all currently effective written and describes all oral consulting, independent contractor and/or employment agreements and other agreements concluded with individual employees, independent contractors or consultants to which Target is a party and which are Material. True and correct copies of all such written agreements have been provided or made available to Acquiror or its Representatives. All salaries and wages paid by Target are in compliance in all respects with applicable federal, state and local laws. Section 3.16 of the Target Disclosure Schedule lists the names of all Persons currently employed by Target as well as the salaries and other compensation arrangements (bonus, deferred compensation, etc.) and the accrued vacation time for each such Person.

  3.17 Insurance. Section 3.17 of the Target Disclosure Schedule contains a list of the policies of fire, liability and other forms of insurance held by Target. Target has done nothing, either by way of action or inaction, that could reasonably be expected to invalidate such insurance policies in whole or in part.

  3.18 Litigation. Except as set forth in Section 3.18 of the Target Disclosure Schedule, there is no suit, action or proceeding which has been served upon or, to the knowledge of Target, threatened against Target (nor is there any reasonable basis therefor), in each case other than immaterial matters, or which questions or challenges the validity of this Agreement or the Transaction Documents. Except as set forth in Section 3.18 of the Target Disclosure Schedule, there is no judgment, decree, injunction, or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Target.

  3.19 Subsidiaries. Except as set forth in Section 3.19 of the Target Disclosure Schedule, Target has no subsidiaries. Except as set forth in Section
3.19 of the Target Disclosure Schedule, Target does not own or control (directly or indirectly) any capital stock, bonds or other securities of, and does not have any proprietary interest in, any other corporation, general or limited partnership, joint venture, firm, association or business organization, entity or enterprise, and Target does not control (directly or indirectly) the management or policies of any other corporation, partnership, firm, association or business organization, entity or enterprise.

  3.20 Compliance with Environmental Requirements. Target has obtained all permits, licenses and other authorizations which are required under federal, state and local laws applicable to Target and relating to pollution or protection of the environment, including laws or provisions relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials, substances, or wastes into air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials, substances, or wastes. Except as set forth in Section 3.20 of the Target Disclosure Schedule, Target is in compliance with all terms and conditions of the required permits, licenses and authorizations. Except as set forth in
Section 3.20 of the Target Disclosure Schedule, Target is not aware of, nor has Target received written notice of, any conditions, circumstances, activities, practices, incidents, or actions which may form the basis of any claim, action, suit, proceeding, hearing, or investigation of, by, against or relating to Target, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic substance, material or waste.

  Except as disclosed in Section 3.20 of the Target Disclosure Schedule,

     (a) No Environmental Activity has occurred in the business of Target or on or in relation to any premises currently or formerly used by Target which may cause Target to incur expenses or costs for the elimination, neutralization or amelioration of the results of the Environmental Activity or become liable for compensation to any third party.

     (b) Target has held its assets, occupied its respective premises, operated its respective businesses and conducted all other activities in compliance with all Environmental Laws. Target has not received any notice of non-compliance with Environmental Laws from any Person or governmental authority and Target does not know of any facts which could reasonably be expected to give rise to any such notice.

     (c) There are no underground storage tanks or surface impoundments at, on, or under premises formerly or currently used by Target.

     (d) Target has maintained all environmental and operating documents and records substantially in the manner and for the time periods required by any Environmental Laws. Section 3.20 of the Target Disclosure Schedule lists each environmental permit and each Environmental Audit conducted with respect to Target or its premises while occupied by either of them. An "Environmental Audit" shall mean any evaluation, inspection, assessment, study or test performed at the request of or on behalf of a governmental authority, including but not limited to, a public liaison committee, as well as a self-evaluation, whether or not required by Environmental Law.

  3.21 Corporate Documents. Target has furnished or made available to Acquiror or its Representatives for their examination all documents requested by Acquiror, including, but not limited to: (i) copies of its charter documents;
(ii) its minute book containing all records required to be set forth of all proceedings, consents, actions, and meetings of the stockholders, the board of directors and any committees thereof; (iii) all permits, orders, and consents issued by any regulatory agency with respect to Target, or any securities of Target, and all applications for such permits, orders, and consents; and (iv) the stock transfer books of Target setting forth all transfers of any capital stock. The corporate minute books, stock certificate books, stock registers and other corporate records of Target are complete and the signatures appearing on all documents contained therein are the true signatures of the Persons purporting to have signed the same. All actions reflected in such books and records were duly and validly taken in compliance with the laws of the applicable jurisdiction.

  3.22 Accuracy of Information In Proxy Statement. The information furnished by Target to the Target Stockholders to be included in the Proxy Statement to be sent to the Target Stockholders in connection with the solicitation of stockholder consent or proxies for the approval and adoption of this Agreement and the approval and adoption of the Merger shall not, on the date the Proxy Statement is first mailed to the Target stockholders, on any date subsequent thereto and prior to the Effective Time or at the Effective Time, contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of consent or proxies which has become false or misleading.

  3.23 No Brokers. Except as set forth in Section 3.23 of the Target Disclosure Schedule, neither Target nor any stockholder, officer or director of Target is obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby.

  3.24 Accuracy of Documents and Information. The copies of all instruments, agreements, other documents and written information set forth as, or referenced in, the schedules or exhibits to this Agreement or specifically required to be furnished pursuant to this Agreement to Acquiror by Target are complete and correct. No representations or warranties made by Target in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit furnished directly to Acquiror pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein not misleading. There is no fact which materially and adversely affects Target known to Target which has not been expressly and fully set forth in this Agreement or the schedules and exhibits hereto.

  4. Representations and Warranties of Acquiror and Sub. Except as otherwise set forth in the "Acquiror Disclosure Schedule," referencing the appropriate section and paragraph numbers, to be provided to Target concurrent with the execution of this Agreement, Acquiror represents and warrants to Target as set forth below. No fact or circumstance disclosed to Target by Acquiror shall constitute an exception to these representations and warranties unless such fact or circumstance is set forth in the Acquiror Disclosure Schedule.

  4.1 Organization. Acquiror and Sub are corporations duly organized, validly existing and in good standing under the laws of their jurisdictions of incorporation and have corporate power and authority to carry on their businesses as they are now being conducted and as they are proposed to be conducted. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or properties makes such qualification or licensing necessary.

  4.2 Power, Authority and Validity. Acquiror and Sub have the corporate power and authority to enter into this Agreement and other Transaction Documents to which they are a party and to carry out their obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents to which they are a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of Acquiror and Sub, and no other corporate proceedings are necessary to authorize this Agreement or the other Transaction Documents. Acquiror and Sub are not subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit or subject to any order or decree, which would be breached or violated in a material manner by or in material conflict with its executing and carrying out this Agreement and the transactions contemplated hereunder and under the Transaction Documents. This Agreement is, and the other Transaction Documents to which Acquiror and Sub are or will be a party, when executed and delivered by Acquiror and Sub shall be, the valid and binding obligations of Acquiror and Sub, enforceable in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  4.3 Capitalization.

     (a) The authorized capital stock of Acquiror as of the date of this Agreement consists of: (i) Two Hundred Million (200,000,000) shares of common stock, not more than Thirty Five Million (35,000,000) shares of which are currently outstanding and (ii) Twenty Million (20,000,000) shares of preferred stock, none of which are issued and outstanding.

     (b) All of the outstanding securities of Acquiror have been duly authorized and are validly issued, fully paid and nonassessable. All securities of Acquiror were issued in compliance with applicable securities laws. Except as otherwise set forth in the Acquiror Disclosure Schedule or in the Acquiror Commission Documents (as defined in Section 4.6 below), Acquiror does not have any other shares of its capital stock issued or outstanding and does not have any other outstanding subscriptions, options, warrants, rights or other agreements or commitments obligating Acquiror to issue shares of its capital stock or other securities.

     (c) Acquiror owns all of the outstanding stock of Sub.

  4.4 Valid Issuance of Acquiror Common Stock. The shares of Acquiror's Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable and issued in compliance with all applicable federal or state securities laws, free and clear of all liens and preemptive rights.

  4.5 Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

  4.6 Commission Documents; Financial Statements. Acquiror has made available to Target a true and complete copy of its Annual Report on Form 10-K for the year ended June 30, 1999 as filed with the Commission by Acquiror; and, prior to the Effective Time, Acquiror will have made available to Target any additional documents filed with the Commission by Acquiror prior to the Effective Time (collectively, the "Acquiror Commission Documents"). As of their respective filing dates, the Acquiror Commission Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror Commission Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror Commission Document prior to the date hereof. The financial statements of Acquiror, including the notes thereto, included in the Acquiror Commission Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the Commission). The Acquiror Financial statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Acquiror accounting policies except as described in the notes to the Acquiror Financial Statements.

  4.7 Accuracy of Information In Proxy Statement. The information furnished by Acquiror to be included in the Proxy Statement to be sent to the Target Stockholders in connection with the solicitation of stockholder consent or proxies for the approval and adoption of this Agreement and the approval and adoption of the Merger shall not, on the date the Proxy Statement is first mailed to the Target stockholders, on any date subsequent thereto and prior to the Effective Time or at the Effective Time, contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of consent or proxies which has become false or misleading.

  4.8 Accuracy of Documents and Information. No representations or warranties made by Acquiror or Sub in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit furnished directly to Target pursuant to this Agreement, taken as a whole, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein not misleading.

  4.9 No Brokers. Except for fees payable to CIBC World Markets Corp., Acquiror is not obligated to pay fees or expenses to any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby.

  5. Covenants of Target

  5.1 Advice of Changes. Target will promptly advise Acquiror in writing (i) of any event occurring subsequent to the date of this Agreement which would render any representation or warranty of Target contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (ii) of any Material adverse change in Target's business, taken as a whole.

  5.2 Conduct of Business. Until the Closing, Target will continue to conduct its business and maintain its business relationships in the ordinary and usual course and will not, without the prior written consent of Acquiror or as otherwise provided in Section 5.2 of the Target Disclosure Schedule:

     (a) borrow any money which borrowings exceed in the aggregate Twenty Five Thousand Dollars ($25,000);

     (b) incur any liability other than in the ordinary and usual course of business or in connection with the performance or consummation of this Agreement;

     (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business;

     (d) dispose of any of its assets, except inventory in the regular and ordinary course of business;

     (e) enter into any lease or contract for the purchase or sale of any property, real or personal except for inventory purchased in the ordinary course of business or other leases or contracts for less than $25,000;

     (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained up to the date of this Agreement, subject only to ordinary wear and tear;

     (g) pay or authorize any bonus, increased salary, or special remuneration to any officer or employee, including any amounts for accrued but unpaid salary or bonuses;

     (h) enter into any agreement for the acquisition or license of any Music Rights with advances or minimum future commitments in excess of $25,000.

     (i) adopt or change any accounting methods;

     (j) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital, or redeem or otherwise acquire any of its capital stock;

     (k) amend or terminate any contract, agreement or license to which it is a party except non-Material agreements in the ordinary course of business or other agreements with an annual value of less than $25,000;

     (l) enter into any other Material contract;

     (m) loan any amount to any Person or entity, or guaranty or act as a surety for any obligation;

     (n) waive or release any right or claim;

     (o) issue or sell any shares of its capital stock of any class or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of capital stock or amend the terms of any agreement regarding the foregoing;

     (p) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

     (q) merge, consolidate or reorganize with any entity;

     (r) license all or a significant portion of its assets, including, but not limited to, any license of a significant portion of Target's catalog of Music Rights;

     (s) amend its Articles of Incorporation or Bylaws;

     (t) make or change (except as required by applicable tax law) any election, change any annual accounting period, file any tax return or amended tax return (other than sales and use tax returns), enter into any closing agreement, settle any tax claim or assessment relating to Target, surrender any right to claim refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Target, or take any other action or omit to take any action, if any such election, adoption, change, filing, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the tax liability of Target or Acquiror; or

     (u) agree to do any of the things described in the preceding clauses of this Section.

  5.3 Risk of Loss. Until the Closing and subject to the confidentiality and nonuse provisions hereof, all risk of loss, damage or destruction to Target's assets shall be borne by Target, and the Merger terms described in Section 2 shall, in case of any such loss, damage or destruction, be revised as the parties may agree, or this Agreement shall be terminated in accordance with
Section 11.

  5.4 Access to Information. Until the Closing and subject to the confidentiality and nonuse provisions hereof, Target shall allow Acquiror and its Representatives free access upon reasonable notice and during normal working hours to its files, books, records, and offices, including, without limitation, any and all information relating to taxes, commitments, contracts, leases, licenses, and personal property and financial condition. Until the Closing, Target shall cause its accountants to cooperate with Acquiror and its Representatives in making available all financial information requested, including without limitation the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

  5.5 Regulatory Approvals. Prior to the Closing, Target shall execute and file, or join in the execution and filing, of any application or other document which may be necessary in order to obtain the authorization, approval or consent of any Governmental Body, federal, state or local, which may be reasonably required, or which Acquiror may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Target shall use its best efforts to obtain all such authorizations, approvals and consents.

  5.6 Satisfaction of Conditions Precedent. Target will use its best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 10, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

  5.7 Equity Compensation Arrangements. Prior to the Closing, any obligation of Target to issue stock, warrants or options which have been offered or promised to the employees of Target shall have been fulfilled or been terminated to the satisfaction of Acquiror.

  5.8 Stockholder Consent. Prior to the Closing, Target will submit this Agreement, the Certificate of Merger and related matters to its stockholders for consideration and approval and the Board of Directors of Target will recommend such approval to the Target Stockholders.

  6. Covenants of Acquiror and Sub.

  6.1 Advice of Changes. Acquiror will promptly advise Target in writing (i) of any event occurring subsequent to the date of this Agreement which would render any representation or warranty of Acquiror contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, and (ii) of any material adverse change in Acquiror's business, taken as a whole.

  6.2 Regulatory Approvals. Prior to the Closing, Acquiror and Sub shall execute and file, or join in the execution and filing, of any application or other document which may be necessary in order to obtain the authorization, approval or consent of any Governmental Body, federal, state or local, which may be reasonably required, or which Target may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Such Persons and entities shall use their best efforts to obtain all such authorizations, approvals and consents.

  6.3 Satisfaction of Conditions Precedent. Acquiror will use its best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 9, and Acquiror will use its best efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

  6.4 Stock Options and Warrants.

     (a) At the Effective Time, each outstanding option to purchase Target Stock (a "Target Option") under the Target 1997 and 1999 Stock Option Plans (the "Target Option Plan"), whether vested or unvested, shall be assumed by Acquiror and deemed to constitute an option (an "Acquiror Option") to acquire, on the same terms and conditions as were applicable under the Target Option, the same number of shares of Acquiror Common Stock as the holder of such Target Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Target Common Stock otherwise purchasable pursuant to such Target Option divided by (ii) the number of full shares of Acquiror Common Stock deemed purchasable pursuant to such Acquiror Option in accordance with the foregoing; provided, however, that, in the case of any Target Option to which Section 422 of the Code applies ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (b) Within a reasonable time after the Effective Time, Acquiror shall deliver to the participants in the Target Option Plan appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Target Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Merger). Acquiror shall comply with the terms of the Target Option Plan and use reasonable commercial efforts to ensure, to the extent required by, and subject to the provisions of, such Target Option Plan and Sections 422 and 424(a) of the Code, that Target Options which qualified as incentive stock options prior the Effective Time continue to qualify as incentive stock options after the Effective Time.

     (c) Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of Target Options assumed in accordance with this Section.

     (d) Each Target Warrant, to the extent outstanding at the Effective Time, whether or not exercisable and whether or not vested at the Effective Time, shall remain outstanding at the Effective Time. At the Effective Time, Target Warrants shall, by virtue of the Merger and without any further action on the part of Target or the holder of any of Target Warrants (unless further action may be required by the terms of any of Target Warrants), be assumed by Acquiror and each Target Warrant assumed by Acquiror shall be exercisable upon the same terms and conditions as under the applicable warrant agreements with respect to such Target Warrants, except that (A) each such Target Warrant shall be exercisable for that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) into which the number of shares of Target Common Stock subject to such Target Warrant would be converted under Section 2.2(b), and
  (B) the exercise price per share of Acquiror Common Stock shall be an amount equal to the exercise price per share of Target Common Stock subject to such Target Warrant in effect immediately prior to the Effective Time divided by the applicable Exchange Ratio (the exercise price per share, so determined, being rounded to the nearest full cent). From and after the Effective Time, all references to Target in the warrant agreements underlying Target Warrants shall be deemed to refer to Acquiror. Acquiror shall (i) on or prior to the Effective Time, reserve for issuance the number of shares of Acquiror Common Stock that will become subject to warrants to purchase Acquiror Common Stock ("Acquiror Warrants") pursuant to this Section 7.4(d), (ii) from and after the Effective Time, upon exercise of the Acquiror Warrants in accordance with the terms thereof, make available for issuance all shares of Acquiror Common Stock covered thereby and (iii) promptly following the Effective Time, issue to each holder of an outstanding Target Warrant a document evidencing the foregoing assumption by Acquiror.

     (e) In addition to any options and warrants assumed pursuant to the terms hereof, Acquiror shall grant to employees of Target designated by Acquiror after consultation with Target options to purchase not less than 500,000 shares of Acquiror Common Stock. Such options shall be granted effective as of the Effective Time and shall be in accordance with the standard terms and conditions of options granted to employees of Acquiror pursuant to its stock option plans.

     (f) Acquiror shall file a registration statement on Form S-8 for the shares of Acquiror Common Stock issuable with respect to assumed Target Stock Options so that such registration statement will become effective on or before the 180th day following the Closing Date, and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding. Notwithstanding the registration of such Acquiror Common Stock, no Person may sell or otherwise transfer any shares of Acquiror Common Stock issued with respect to assumed Target Stock Options within the 180-day period commencing on the Closing Date.

  6.5 Employees, Employee Benefits.

     (a) Acquiror agrees that individuals who are employed by the Target as of the Effective Time shall become employees of the Surviving Corporation following the Effective Time (each such employee, an

  "Affected Employee"); provided, however, that nothing contained in this
  Section 7.8 shall require the Surviving Corporation to continue the employment of any Affected Employee for any period of time following the Effective Time.

     (b) To the extent permitted under any applicable Acquiror employee benefit plans or arrangements, Acquiror shall, or shall cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any employee benefit plans or arrangements maintained by the Acquiror, the Surviving Corporation or any Subsidiary of the Acquiror for such Affected Employees' service with the Target or any Subsidiary of the Target to the same extent recognized by the Target immediately prior to the Effective Time.

     (c) Acquiror shall use reasonable efforts to the extent permitted by such welfare benefit plans, to, or to cause the Surviving Corporation to
  (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such Affected Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employees are eligible to participate in after the Effective Time.

     (d) Following the Effective Date, Acquiror agrees to indemnify Target's officers and members of Target's board of directors to the extent that Target is currently obligated, by any statute, bylaw, or agreement, to indemnify such officers and directors with respect to actions taken by such officers and directors prior to the Effective Date.

  6.6 Observation Rights; Board Representation. For the twelve (12) months following the Effective Date, Acquiror shall permit one Person designated by the holders of a majority of the Target Shares (the "Observer") to attend all meetings of Acquiror's Board of Directors, in a non-voting observer capacity, and, in this respect, Acquiror shall, at its expense, give the Observer copies of all notices, minutes, consents and other materials that it provides to its directors in connection with such Board of Director meetings at the same time as such notices are given to Board members; provided, however, that the Observer shall agree to hold in confidence and trust all information so provided to the same extent as if he was a member of Acquiror's Board of Directors. The foregoing provisions shall not be interpreted to preclude meetings to be held by telephone conference and actions to be taken by written consent. Upon the Effective Date, Acquiror shall take all actions necessary to appoint and elect a mutually agreeable representative of Target to Acquiror's Board of Directors.

  6.7 Loan. In the event the Merger is not consummated prior to January 10, 2000, Acquiror shall lend Target $3,000,000 within five business days of a request for such loan made by Target. The loan amount, including principal and interest at 2% above prime, will be due in full at the earlier of the consummation of the Merger or one year following the date of this Agreement. The loan shall be secured by the accounts receivable of Target.

  7. Mutual Covenants.

  7.1 Confidentiality. Each party acknowledges that in the course of the performance of this Agreement, it may obtain the Confidential Information of the other party. The Receiving Party shall, at all times, both during the term of this Agreement and thereafter, keep in confidence and trust all of the Disclosing Party's Confidential Information received by it. The Receiving Party shall not use the Confidential Information of the Disclosing Party other than as expressly permitted under the terms of this Agreement or by a separate written agreement. The Receiving Party shall take all reasonable steps to prevent unauthorized disclosure or use of the

Disclosing Party's Confidential Information and to prevent it from falling into the public domain or into the possession of unauthorized Persons. The Receiving Party shall not disclose Confidential Information of the Disclosing Party to any Person or entity other than its Representatives who need access to such Confidential Information in order to effect the intent of this Agreement and who have entered into confidentiality agreements with such Person's employer which protects the Confidential Information of the Disclosing Party. The Receiving Party shall promptly give notice to the Disclosing Party of any unauthorized use or disclosure of Disclosing Party's Confidential Information. The Receiving Party agrees to assist the Disclosing Party to remedy such unauthorized use or disclosure of its Confidential Information, which remedies shall include injunctive relief without the necessity of posting a bond or proving damages. These obligations shall not apply to the extent that Confidential Information includes information which:

     (a) is already known to the Receiving Party at the time of disclosure, which knowledge the Receiving Party shall have the burden of proving;

     (b) is, or, through no act or failure to act of the Receiving Party, becomes publicly known;

     (c) is received by the Receiving Party from a third party without restriction on disclosure;

     (d) is independently developed by the Receiving Party without reference to the Confidential Information of the Disclosing Party, which independent development the Receiving Party will have the burden of proving;

     (e) is approved for release by written authorization of the Disclosing Party; or

     (f) is required to be disclosed by a government agency to further the objectives of this Agreement or by a proper order of a court of competent jurisdiction; provided, however that the Receiving Party will use its best efforts to minimize such disclosure and will consult with and assist the Disclosing Party in obtaining a protective order prior to such disclosure.

  7.2 Exclusivity. Until the earlier of the Closing Date or the termination of this Agreement, Target agrees that it will not (and that it will use best efforts to assure that its employees, agents and affiliates do not on its behalf) discuss or enter into any agreement concerning the sale or acquisition of Target, its stock (including by means of any public offering thereof, but excluding issuance of stock and options to employees in the ordinary course of business consistent with past practices) or a substantial part of its assets with any party other than Acquiror (any of the foregoing transactions, an "Acquisition Transaction"), and that any such discussions presently in progress will be terminated or suspended during that period. Target represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify Acquiror, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of the Merger. Target shall notify Acquiror no later than 24 hours after receipt by Target (or its advisors) of any proposal for any Acquisition Transaction or any request for nonpublic information in connection with an Acquisition Transaction or for access to the properties, books or records of Target by any person or entity that informs Target that it is considering making, or has made, a proposal with respect to an Acquisition Transaction. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact

  7.3 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

  7.4 Tax-Free Organization. Each party shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of
Section 368(a) of the Code.

  7.5 Proxy Statement; Registration Statement. As promptly as practicable after the execution of this Agreement, Acquiror and Target shall prepare and file with the Commission the Proxy Statement, and Acquiror shall prepare and file with the Commission the Registration Statement, in which the Proxy Statement will be included as a prospectus. Acquiror and Target shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of Target in favor of this Agreement and the Merger and the recommendation of the Board of Directors of Acquiror in favor of the issuance of shares of Acquiror Common Stock pursuant to the Merger. Acquiror and Target shall make all necessary filings with respect to the Merger under the Securities Act and the Exchange Act and applicable state blue sky laws and the rules and regulations thereunder. To the extent the issuance of Acquiror Shares pursuant to the Merger to any stockholder of the Target agreeing to vote in favor of the Merger pursuant to Section 5.8 are not permitted by the rules and regulations of the SEC to be registered on the Registration Statement, Acquiror will use its best efforts to register such issuance of Acquiror Shares to such stockholders of the Company on a Form S-3 or other appropriate form.

  7.6 Stockholder Meetings. Acquiror and Target each shall call a meeting of its respective stockholders, subject to the provisions of applicable law, to be held as promptly as reasonably practicable for the purpose of voting upon, in the case of Target, the adoption of this Agreement and the approval of the Merger and, in the case of Acquiror, the issuance of shares of Acquiror Common Stock pursuant to the Merger. Acquiror and Target will, through their respective Board of Directors, recommend to their respective stockholders approval of such matters and will coordinate and cooperate with respect to the timing of such meetings and shall use all reasonable efforts to hold such meetings as soon as reasonably practicable after the date hereof; provided, however, that the parties shall notice such meetings for the same day, with Acquiror's meeting to be held before Target's meeting. Subject to applicable law, each party shall use its reasonable efforts to solicit from its stockholders proxies in favor of such matters.

  8. The Closing.

  8.1 Merger. On the date of the Closing, but not prior to the Closing, the Certificate of Merger shall be filed with the office of the Secretary of State of the State of Delaware and the merger of Sub with and into Target shall be consummated.

  8.2 Additional Documents.

     (a) At any time and from time to time at or after the Closing, the parties shall at the request of the other party execute and deliver or cause to be executed and delivered all such assignments, consents and other documents and take or cause to be taken all such other actions as either party may reasonably deem necessary or desirable, in order to more fully and effectively carry out the intents and purposes of this Agreement.

     (b) Target shall execute and deliver to Acquiror a statement meeting the requirements of Treasury Regulation Section 1.897-2(h)(2) stating that interests in Target are not United States real property interests.

  9. CONDITIONS TO TARGET'S OBLIGATIONS.

  Target's obligations to effect the Merger are subject to the fulfillment or satisfaction on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Target, but only in a writing signed by Target):

  9.1 Accuracy of Representations and Warranties. The representations and warranties of Acquiror and Sub set forth in Section 4 shall be true on and as of the Closing with the same force and effect as if they had been made at the Closing and the conditions to Target's obligations set forth under Sections 9.1, 9.2, 9.3 and 9.4 shall have been satisfied. Target shall receive a certificate to such effect from an executive officer of Acquiror.

  9.2 Covenants. Acquiror and Sub shall have performed and complied with all of their covenants contained in this Agreement to be performed on or before the Closing, and Acquiror shall deliver to Target a certificate executed by an executive officer of Acquiror at Closing stating that such condition has been satisfied.

  9.3 No Litigation. On and as of the Closing, no litigation or proceeding shall be threatened or pending against Acquiror for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement or which would have a material adverse effect on the business, liabilities, income, property, operations or prospects of Acquiror subsequent to the Closing.

  9.4 Authorizations. Target shall have received from Acquiror and Sub written evidence that the execution, delivery and performance of Acquiror and Sub's obligations under this Agreement and the Certificate of Merger have been duly and validly approved and authorized by the Board of Directors and stockholders, respectively, of Acquiror and Sub.

  9.5 No Adverse Development. There shall be no order, decree, or ruling by any court or Governmental Body or threat thereof or any other fact or circumstance, which could reasonably be expected to prohibit or render illegal or have a material adverse effect on the business, prospects, liabilities, income, property, assets or operations of Acquiror subsequent to the Closing. Acquiror shall not have sustained a loss, whether or not insured, by reason of physical damage caused by fire, flood or earthquake, accident or other calamity which materially affects the Acquiror's financial position or its ability to carry on its business as proposed to be conducted. There shall have been no other event which has a material and adverse effect on Acquiror's assets, business, liabilities, income, property, assets, prospects or operations subsequent to the Closing.

  9.6 Government Consents. There shall have been obtained at or prior to the date of Closing such permits or authorizations, and there shall have been taken such other action, as may be required by any regulatory authority having jurisdiction over the parties and the subject matter and the actions herein proposed to be taken, including, but not limited to, compliance with applicable state and federal securities laws.

  9.7 Opinion of Acquiror's Counsel. Target shall have received from counsel to Acquiror, an opinion substantially in the form attached hereto as Exhibit E

  9. Stockholder Approvals. This issuance of shares of Acquiror Common Stock in the Merger shall have been approved by the minimum vote required under the rules of the National Association of Securities Dealers, Inc.

  9.9 Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

  10. CONDITIONS TO ACQUIROR AND SUB'S OBLIGATIONS.

  Acquiror's and Sub's obligations to effect the Merger are subject to the fulfillment or satisfaction on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Acquiror, but only in a writing signed by Acquiror):

  10.1 Accuracy of Representations and Warranties. The representations and warranties of Target contained in Section 3 and of certain Target Stockholders in certain Shareholder Voting Agreements of even date herewith shall be true in all material respects on and as of the Closing with the same force and effect as if they had been made at the Closing and the conditions to Acquiror's and Sub's obligations set forth under Sections 10.1, 10.2, 10.3 and 10.4 shall have been satisfied. Acquiror shall receive a certificate to such effect from an executive officer of Target.

  10.2 Covenants. Target shall have performed and complied with all of its covenants set forth in this Agreement on or before the Closing.

  10.3 No Litigation. On and as of the Closing, no litigation or proceeding shall be threatened or pending against Target for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement, or which would have a material adverse effect on the business, liabilities, income, property, operations or prospects of Target subsequent to the Closing.

  10.4 Authorizations. Acquiror shall have received from Target written evidence that (i) the execution, delivery and performance of this Agreement and the Certificate of Merger have been duly and validly approved and authorized by its Board of Directors and (ii) not less than ninety-five percent (95%) of Target Shares held by the Target Stockholders have approved this Agreement, the Merger and the transactions contemplated hereby and thereby.

  10.5 No Adverse Development. There shall be no order, decree, or ruling by any court or Governmental Body or threat thereof or any other fact or circumstance, which could reasonably be expected to prohibit or render illegal or have a material adverse effect on the business, prospects, liabilities, income, property, assets or operations of Target subsequent to the Closing. Target shall not have sustained a loss, whether or not insured, by reason of physical damage caused by fire, flood or earthquake, accident or other calamity which materially affects the Target Balance Sheet or its ability to carry on its business as proposed to be conducted. There shall have been no other event which has a material and adverse effect on Target's assets, business, liabilities, income, property, assets, prospects or operations subsequent to the Closing.

  10.6 Required Consents.

     (a) Acquiror shall have received all written consents, assignments, waivers, authorizations or other certificates reasonably deemed necessary by Acquiror's legal counsel to provide for the continuation in full force and effect of any and all contracts and leases of Target, except where the failure to obtain such consent, assignment, waiver, authorization or other certificate would not have a material adverse effect on Target's business.

     (b) Target shall have obtained and provided Acquiror with certified copies of all approvals and consents by the stockholders of Target listed on Schedule 3.3 or otherwise contemplated by the Proxy Statement.

  10.7 Opinion of Target's Counsel. Acquiror shall have received from counsel to Target, an opinion substantially in the form attached hereto as Exhibit F.

  10.8 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations and there shall have been taken such other action, as may be required by any regulatory authority having jurisdiction over the parties and the subject matter and the actions herein proposed to be taken, including, but not limited to, compliance with applicable state and federal securities laws. All waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated.

  10.9 Employment Offers and Other Agreements. Each of the officers and key employees of Target shall have entered into non-compete agreements with Acquiror in substantially the same form as attached hereto as Exhibit C and employment letters in form and substance agreeable to Acquiror; substantially all other employees and consultants of Target as of the Closing shall have accepted employment (or consultant positions, as appropriate) with Acquiror or Target on terms satisfactory to Acquiror; such employees and consultants shall have entered into confidentiality and inventions agreements in Acquiror's standard form.

  10.10 Transaction Costs. Target shall have a delivered a certificate confirming all Transaction Costs (as hereinafter defined) payable by Target or the Target Shareholders.

  10.11 Stockholder Approvals. This Agreement shall have been adopted and the Merger shall have been approved by the affirmative vote of the holders of a majority of the shares of Target Common Stock outstanding as of the record date for the Target Stockholders Meeting, and the issuance of shares of Acquiror Common Stock in the Merger shall have been approved by the minimum vote required under the rules of the National Association of Securities Dealers, Inc.

  10.12 Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

  11. Termination of Agreement.

  11.1 Mutual Agreement. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of each of the parties hereto.

  11.2 Failure to Fulfill Conditions. Either Acquiror or Target may terminate this Agreement if the Merger has not been consummated within one hundred and twenty (120) days of the date of this Agreement or such shorter period as may be reasonable in the event of breach by one party which is not cured within thirty (30) days of the date of such breach (provided that the right to terminate this Agreement under this Section shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date). Any termination of this Agreement under this Section shall be effective by the delivery of notice of the terminating party to the other parties hereto.

  11.3 No Liability. Any termination of this Agreement pursuant to this Section shall be without further obligation or liability upon any party in favor of any other party hereto.

  11.4 Effect of Termination. The termination of the Agreement pursuant to this Section shall terminate all sections hereof other than Section 7.1.

  12. Indemnification.

  12.1 Survival of Representations.

     (a) The representations and warranties made by Target under Section 3 hereof, the representations and warranties of certain Target Stockholders in the Shareholder Voting Agreement, and the representations and warranties set forth in any certificate delivered by Target in connection with this Agreement shall survive the Closing and shall remain in full force and effect and shall survive until the end of the Indemnification Period and shall survive thereafter only with respect to any claims made prior to the end of the Indemnification Period.

     (b) The representations, warranties, covenants and obligations of Target, and the rights and remedies that may be exercised by the Indemnitees (as defined herein), shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

     (c) For purposes of this Agreement, each statement or other item of information set forth in the Target Disclosure Schedule shall be deemed to be a representation and warranty made by Target in this Agreement.

  12.2 Indemnification by Target Stockholders.

     (a) From and after the Closing Date, the Target Stockholders shall be jointly and severally liable for and shall hold harmless and indemnify Acquiror and the Surviving Corporation (each an "Indemnitee") from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty set forth in Section 3 hereunder or in any certificate delivered by Target in connection with this Agreement; (ii) any breach of any covenant or obligation of Target or the Target Stockholders hereunder or pursuant to any agreement delivered in connection herewith; or (iii) any Legal Proceeding relating to any inaccuracy, breach or expense of the type referred to in clause "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section if such Indemnitee is the prevailing party in any such Legal Proceeding).

     (b) If the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Acquiror shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

     (c) No Indemnitee shall have the right to be indemnified pursuant to this Section unless and until the Indemnitees together shall have incurred on a cumulative basis from and after the Closing Date aggregate Damages in an amount not less than $250,000 whereupon the Target Stockholders shall be obligated to indemnify against all Damages.

     (d) Notwithstanding anything to the contrary set forth herein, except with respect to breaches of Section 7.1 hereof or claims for fraud or intentional misrepresentation, the indemnity provisions set forth in this Section shall be Acquiror's sole and exclusive remedy related to claims following the closing of the acquisition transaction described herein and the maximum liability of each of the Target Stockholders shall be limited to the Acquiror Shares issuable to such stockholder which are deposited into escrow pursuant to the terms hereof.

     (e) In the event of any withdrawal from the Indemnity Escrow to satisfy any claim for damages or to pay any Excess Target Transaction Costs, the Acquiror Shares shall be valued based upon the average closing price for Acquiror Common Stock for the twenty trading days prior to the Closing.

  12.3 No Contribution. The Target Stockholders shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation which they have in their capacity as stockholders in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement or any certificate delivered by Target in connection with this Agreement.

  12.4 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Acquiror or against any other Person) with respect to which the Target Stockholders may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section, the procedure set forth below shall be followed.

     (a) Notice. Acquiror shall give prompt written notice of the commencement of any such Legal Proceeding against Acquiror or the Surviving Corporation for which indemnity may be sought; provided, however, that any failure on the part of Acquiror to so notify Target shall not limit any of the obligations of Target under this Section unless the ability to defend such claim is materially prejudiced by such failure or delay. The Indemnification Period shall be tolled solely with respect to a particular claim for the period beginning on the date the Target Stockholders receive written notice of that claim until the final resolution of such claim so long as such claim is made within the Indemnification Period.

     (b) Defense of Claim. The Indemnitee shall have the right to be represented by counsel of its choice and to defend or otherwise control the handling of any claim, or Legal Proceeding for which indemnity is sought. If the Indemnitee so proceeds with the defense of any such claim or Legal
  Proceeding:

       (i) all expenses relating to the defense of such claim or Legal Proceeding (whether or not incurred by the Indemnitee) shall be borne and paid exclusively by the Target Stockholders;

       (ii) the Target Stockholders shall make available to the Indemnitee any non-privileged documents and materials in the possession or control of the Target Stockholders that may be necessary to the defense of such claim or Legal Proceeding except for documents or materials which are sealed by a court order or are subject to a nondisclosure agreement prohibiting disclosure by the Target Stockholders;

       (iii) the Indemnitee shall keep the Target Stockholders informed of all material developments and events relating to such claim or Legal Proceeding; and

       (iv) the Target Stockholders shall have the right to participate in the defense of such claim or legal proceeding at their sole cost and expense; and

       (v) the Indemnitee shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the written consent of the Target Stockholders; provided, however, that the Target
    Stockholders shall not unreasonably withhold such consent.

  12.5 Indemnity Escrow. At the Effective Time, Acquiror shall not distribute to Target Stockholders, but shall retain as the "Indemnity Escrow", ten percent (10%) of the Acquiror Shares (the "Indemnity Escrow Holdback"). The Indemnity Escrow Holdback shall be withheld on a pro rata basis from the Target Stockholders who otherwise are entitled to such amounts at the Effective Time and shall be governed by the terms set forth herein and in an escrow agreement (the "Indemnity Escrow Agreement") in substantially the form attached hereto as Exhibit B. The Indemnity Escrow shall be available to pay any Excess Target Transaction Costs, compensate the Indemnitees for any loss, to the extent of the amount of Damages that such Indemnitee has incurred and which are subject to indemnification hereunder.

  12.6 Stockholder Representative.

     (a) By virtue of their approval of this Agreement, the Target Stockholders will be deemed to have irrevocably constituted and appointed, effective as of the Effective Time, Howard A. Tullman (the "Stockholder Representative"), as their true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement or the Indemnity Escrow Agreement, to exercise all or any of the powers, authority and discretion conferred on him under any such agreement, to waive any terms and conditions of any such agreement, to give and receive notices and communications, to authorize delivery to Acquiror of the Indemnity Escrow Holdback or other property from the Indemnity Escrow in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Indemnity Escrow from time to time upon not less than ten (10) days' prior written notice to Acquiror. The Stockholder Representative shall receive no compensation for his services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Target Stockholders. This power of attorney is coupled with an interest and is irrevocable.

     (b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target Stockholders shall severally indemnify the Stockholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of such Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

  13. Miscellaneous.

  13.1 Governing Laws. It is the intention of the parties hereto that the internal laws of the State of Delaware (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

  13.2 Binding upon Successors and Assigns. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties hereto.

  13.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other Persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

  13.4 Entire Agreement. This Agreement, the exhibits and schedules hereto, the documents referenced herein, and the exhibits and schedules thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

  13.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

  13.6 Expenses. Except as provided to the contrary herein, each party shall pay all of its own costs and expenses incurred with respect to the negotiation, execution and delivery of this Agreement and the exhibits hereto. In the event the Merger is consummated, all Target Transaction Costs in excess of $1,500,000 ("Excess Transaction Costs") shall be deemed to be expenses of the Target Stockholders, shall be borne by the Target Stockholders, but shall be paid by Acquiror. Target shall present a good faith estimate of such Target Transaction Costs prior to the closing of the Acquisition. Any Excess Target Transaction Costs may be deducted as a claim against the Indemnity Escrow.

  13.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

  13.8 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof for default in payment of any amount due hereunder or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.

  13.9 Survival of Agreements. All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby notwithstanding any investigation of the parties hereto.

  13.10 No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

  13.11 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal). The prevailing party shall be the party entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment. A party not entitled to recover its costs shall not be entitled to recover attorneys' fees. No sum for attorneys' fees shall be counted in calculating the amount of a judgment for purposes of determining if a party is entitled to recover costs or attorneys' fees.

  13.12 Notices. Any notice provided for or permitted under this Agreement will be treated as having been received (a) when delivered personally, (b) when sent by confirmed telex or telecopy, (c) one (1) day following when sent by commercial overnight courier with written verification of receipt, or (d) three
(3) days following when mailed postage prepaid by certified or registered mail, return receipt requested, to the party to be notified, at the address set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section:

  Target or the Stockholder Representative:
                                  Tunes.com Inc.
                                  640 North LaSalle Street Suite 560
                                  Chicago, IL 60610
                                  Facsimile: (312) 654-1099
                                  Attention: President

     With copy to:                Freeborn & Peters
                                  311 South Wacker Drive
                                  Chicago, IL 60606
                                  Facsimile: (312) 360-6575
                                  Attention: Richard R. Dennerline

     Acquiror or Sub:             Emusic.com Inc.
                                  1991 Broadway, 2nd Floor
                                  Redwood City, CA 94036
                                  Facsimile: (650) 216-1610
                                  Attention: President

     With copy to:                Gray Cary Ware & Freidenrich LLP
                                  400 Hamilton Avenue
                                  Palo Alto, CA 94301
                                  Facsimile: (650) 327-3699
                                  Attention: Andrew Zeif

  13.13 Time. Time is of the essence of this Agreement.

  13.14 Construction of Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof shall not be construed for or against any party. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole.

  13.15 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other. No party shall hold itself out as having any authority or relationship in contravention of this Section.

  13.16 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

  13.17 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

  13.18 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement.



               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

EMUSIC.COM INC.                           TUNES.COM INC.

By: /s/ Gene Hoffman, Jr.                 By: /s/ Howard A. Tullman
  -----------------------------             -----------------------------
Name: Gene Hoffman, Jr.                   Name: Howard A. Tullman
Title: President and Chief Executive Officer
                                          Title: Chairman and CEO

GNB CORPORATION

By: /s/ Gene Hoffman, Jr.
  -----------------------------
Name: Gene Hoffman, Jr.
Title: President and Chief Executive Officer

           [SIGNATURE PAGE FOR AGREEMENT AND PLAN OF REORGANIZATION]

                                                                    APPENDIX B

                           INDEMNITY ESCROW AGREEMENT

  This Indemnity Escrow Agreement (this "Agreement") is entered into as of November 29, 1999, by and among EMusic.com Inc., a Delaware corporation ("Acquiror" and "Indemnity Escrow Agent"), and Howard A. Tullman (the "Stockholder Representative"), acting on behalf of the former shareholders of Target (as defined below).

                                    RECITALS

  A. Acquiror, GNB Corporation, a Delaware corporation and wholly-owned subsidiary of Acquiror ("Sub"), and Tunes.com Inc. a Delaware corporation ("Target") have entered into an Agreement and Plan of Reorganization dated as of November 29, 1999 (the "Reorganization Agreement") pursuant to which Sub will merge with and into Target (the "Merger"), with Target surviving the Merger. Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Reorganization Agreement.

  B. Section 12.5 of the Reorganization Agreement provides that at and after the Closing of the Merger, Acquiror shall not distribute to the Target Stockholders, but shall retain as the "Indemnity Escrow," ten percent (10%) of the Acquiror Shares issuable upon the Closing with respect to Target Shares that are issued and outstanding at the Effective Time (not including options, warrants or other rights to acquire Target Shares) (the "Indemnity Escrow Holdback"). The Indemnity Escrow Holdback shall be withheld on a pro rata basis from the Target Stockholders who otherwise would have been entitled to receive such consideration under the Reorganization Agreement at the Effective Time and shall be governed by the terms set forth herein and in the Reorganization Agreement. The Indemnity Escrow shall be available, subject to the limitations set forth below and in the Reorganization Agreement, to compensate Acquiror for any loss, to the extent of the amount of Damages for which Acquiror is entitled to indemnification under Section 12.2 of the Reorganization Agreement.

  C. The parties to this Agreement desire to establish the terms and conditions pursuant to which the Indemnity Escrow Holdback will be deposited into, held in, and disbursed from, the Indemnity Escrow.

  D. Acquiror is sometimes referred to herein as "the Indemnity Escrow Agent" in connection with its rights and obligations with respect to the holding and distribution of the Indemnity Escrow Holdback

                                   AGREEMENT

  NOW, THEREFORE, the parties to this Agreement agree as follows:

  1. Escrow and Indemnification.

     (a) Indemnity Escrow. The Indemnity Escrow Agent agrees to hold the Indemnity Escrow Holdback subject to the terms and conditions of this Agreement and Section 12 of the Reorganization Agreement (collectively, the "Escrow Provisions") until the Indemnity Escrow Agent is required to release such Indemnity Escrow Holdback pursuant to the terms of this Agreement.

     (b) Indemnification. The Target Stockholders by their appointment of the Stockholder Representative have agreed in Section 12 of the Reorganization Agreement to indemnify and hold harmless each of the Indemnitees (as defined therein) from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees subject to the limitations set forth in the Reorganization Agreement; provided, however, that the liability of a Target Stockholder for any Damages under this agreement shall be limited to and shall not exceed his pro rata portion of the Indemnity Escrow Holdback then held by the Indemnity Escrow Agent.. Promptly after the receipt by Acquiror of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification rights under the Reorganization Agreement, Acquiror will give the Stockholder Representative written notice of such claim, damage, legal action or proceeding (a "Claim") in accordance with Section 3 hereof. Acquiror shall notify the Stockholder Representative of the progress of any such Claim and shall permit the Stockholder Representative to participate in such defense in accordance with Section 12.4 of the Reorganization Agreement, and Acquiror shall not compromise or settle any such Claim without the written consent of the Stockholder Representative, which consent will not be unreasonably withheld.

  2. Release from Escrow.

     (a) Final Distribution to Target Stockholders. Within ten (10) business days after the date the Indemnification Period ends (the "Release Date"), the Indemnity Escrow Agent shall release from escrow to the Target Stockholders their respective portions of the Indemnity Escrow Holdback less (A) any amount delivered to Acquiror in accordance with Section 4 hereof in satisfaction of Claims by Acquiror and (B) any amount subject to delivery to Acquiror in accordance with Section 4 hereof with respect to any pending but unresolved Claims of Acquiror. Any Indemnity Escrow Holdback held as a result of clause (B) shall be released to the Target Stockholders or Acquiror (as appropriate) promptly upon resolution of each specific Claim in accordance with Section 4 hereof.

       (b) Release of Indemnity Escrow Holdback. The Indemnity Escrow Holdback will be held by the Indemnity Escrow Agent until required to be released pursuant to this Section 2. The Indemnity Escrow Agent will deliver to each Target Stockholder the requisite portion of the Indemnity Escrow Holdback to be released as instructed by the Stockholder Representative in writing in accordance with such Target Stockholder's instructions delivered by the Stockholder Representative to the Indemnity Escrow Agent at least five (5) business days prior to such Release Date.

  3. Notice of Claim.

     (a) Each notice of a Claim by Acquiror (the "Notice of Claim") shall be delivered in writing to the Stockholder Representative, and shall contain the following information to the extent it is reasonably available to
  Acquiror:

       (i) Acquiror's good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages; and

       (ii) A brief description in reasonable detail of the facts, circumstances or events giving rise to the alleged Damages based on Acquiror's good faith belief thereof.

     (b) Upon resolution of a Claim for which a Notice of Claim has been previously submitted, Acquiror shall submit to the Stockholder
  Representative an Invoice of Claim (the "Invoice of Claim") setting forth the amount of the Damages actually incurred.

     (c) The Indemnity Escrow Agent will not release more than the amount of the Indemnity Escrow Holdback identified as being needed to satisfy a Claim pursuant to a Notice of Claim until such Notice of Claim has been resolved in accordance with Section 4 below and an Invoice of Claim has been received with respect to such Notice of Claim.

  4. Resolution of Notice of Claim and Transfer of Indemnity Escrow
Holdback. Any Notice of Claim and Invoice of Claim received by the Stockholder Representative pursuant to Section 3 above will be resolved as follows:

     (a) Uncontested Claims. In the event that the Stockholder Representative does not contest a Notice of Claim (or contests only a portion of the Claim), in writing to Acquiror within 30 days after such notice is deemed delivered pursuant to Section 11 below, Acquiror shall be entitled to remove from the Indemnity Escrow Holdback an amount of Acquiror Shares necessary to satisfy the amount of Damages specified in the Notice of Claim (that is not contested), until such time as Acquiror, without unreasonable delay, either (i) determines that no liability will result on the Claim, in which case such amount will be added back to the Indemnity Escrow Holdback, or (ii) submits to the Stockholder Representative an Invoice of Claim. Upon receiving an Invoice of Claim, the Stockholder Representative may contest the Invoice of Claim (or contest only a portion of the Claim), by delivering a writing to Acquiror within 30 days of the date such notice is deemed delivered pursuant to Section 11 below. In the event the Stockholder Representative does not contest the Invoice of Claim (or contests only a portion of the Claim) Acquiror shall be entitled to that portion of Indemnity Escrow Holdback equal to the amount specified in the Invoice of Claim (that is not contested) and notify the Stockholder Representative of such transfer.

     (b) Contested Claims. In the event that the Stockholder Representative gives written notice contesting all, or a portion of, a Notice of Claim or Invoice of Claim (collectively referred to in this Section 4(b) as a "Notice of Claim") to Acquiror (a "Contested Claim") within the 30-day period provided above, the matter will be settled by binding arbitration. Any portion of the Notice of Claim which is not contested shall be disbursed in accordance with Section 4(a). The final decision of the arbitrator shall be furnished to the Stockholder Representative and Acquiror in writing and will constitute a conclusive determination of the issue in question, binding upon the Target Stockholders, the Stockholder Representative and Acquiror and shall not be contested or appealed by any of them. After notice that the Notice of Claim is contested by the Stockholder Representative, Acquiror will continue to hold in the Indemnity Escrow a portion of the Indemnity Escrow Holdback equal to the contested amount to cover such Claim (notwithstanding the expiration of the Release
  Date) until the earlier of receipt by it of (i) execution of a settlement agreement by Acquiror and the Stockholder Representative setting forth a resolution of the Notice of Claim, or (ii) a copy of the final award of the arbitrator.

     (c) Arbitration. Any Contested Claim shall be settled by (i) Agreement of the Stockholder Representative and Acquiror or (ii) arbitration in one of Santa Clara, San Mateo, and San Francisco Counties, State of California and, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA Rules") then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the AAA Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Contested Claim.

       (i) Compensation of Arbitrator. Any such arbitration shall be conducted before a single arbitrator who shall be compensated for his or her services at a rate to be determined by the parties or by the American Arbitration Association, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

       (ii) Selection of Arbitrator. The AAA Rules for the selection of the arbitrator shall be followed by Acquiror and the Stockholder
    Representative.

       (iii) Payment of Costs. Acquiror shall advance the initial compensation to be paid to the arbitrator in any such arbitration and the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that the prevailing party in any arbitration shall be entitled to an award of attorneys' fees and costs, and all costs of arbitration will be paid by the losing party.

       (iv) Discovery. The parties shall be entitled to conduct discovery proceedings in accordance with the provisions of the Federal Rules of Civil Procedure, only to the extent the arbitrator considers necessary to a full and fair exploration of the issues in dispute.

       (v) Burden of Proof. For any Claim submitted to arbitration, the burden of proof shall be as it would be if the Claim were litigated in a judicial proceedings.

       (vi) Judgment. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator shall render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached by him and shall deliver such documents to each party to this Agreement along with a signed copy of the award.

       (vii) Terms of Arbitration. The arbitrator chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement or the Reorganization Agreement.

       (viii) Exclusive Remedy. Except as specifically provided in this Agreement or the Reorganization Agreement, arbitration shall be the sole and exclusive remedy of the parties for any Contested Claim arising out of such agreement.

     (d) Determination of Amount of Claims. Any amount owed to Acquiror hereunder determined pursuant to Section 4(a) or (b) above, will be payable to Acquiror from the Indemnity Escrow Holdback in accordance with Section 12 of the Reorganization Agreement and will be paid promptly. The Acquiror Shares in the Indemnity Escrow Holdback shall be valued based upon the average closing price for Acquiror Common Stock for the twenty trading days prior to the Closing.

     (e) No Exhaustion of Remedies. Acquiror shall institute Claims, if any, against the Indemnity Escrow Holdback and in satisfaction thereof shall recover Indemnity Escrow Holdback, if at all, in accordance with the terms of this Agreement. The assertion of any single Claim for indemnification hereunder will not bar Acquiror from asserting other claims hereunder. Notwithstanding the foregoing, if Acquiror elects to make a Claim against the Indemnity Escrow for an action against a third party, then the Stockholder Representative, on behalf of the Target Stockholders, shall be subrogated to the rights of Acquiror with respect to such a Claim, and Acquiror shall assign all of its rights in connection with such Claim necessary for the Stockholder Representative to assert such Claim against such third party.

     (f) Payment of Costs. the Indemnity Escrow Agent is authorized and directed to disburse pro rata any payments due the Target Stockholders under this Agreement out of the Indemnity Escrow in accordance with their interest and as identified by the Stockholder Representative, after (i) payment of any attorney's and accountants' and other fees and expenses incurred on behalf of the Target Stockholders as contemplated by this Agreement and (ii) withholding such amounts to pay costs and expenses relating to potential disputes arising with respect to indemnification or other obligations of other Target Stockholders under the Escrow Provisions.

  5. Limitation of the Indemnity Escrow Agent's Liability. For purposes of this
Section 5, references to the Indemnity Escrow Agent shall be deemed to apply to it in its capacity as Indemnity Escrow Agent, and not in its capacity as Acquiror.

     (a) The parties acknowledge and agree that Acquiror has agreed to act as the Indemnity Escrow Agent for the convenience of the parties, and that Acquiror's liability hereunder shall not be increased by reason of Acquiror agreeing to so act. Acquiror, when acting as the Indemnity Escrow Agent pursuant to this Agreement, will incur no liability with respect to any action taken or suffered by it pursuant to this Agreement in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the proper person other than on its own behalf (and shall have no responsibility to determine the authenticity or accuracy thereof), nor for any other action or inaction, except its own willful misconduct, bad faith or gross negligence. In no event shall the Indemnity Escrow Agent be liable for indirect consequential damages. The Indemnity Escrow Agent will not be responsible for the validity or sufficiency of the Escrow Provisions, including the amount of Indemnity Escrow Holdback. In all questions arising under the Escrow Provisions, the Indemnity Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Indemnity Escrow Agent based on such advice, the Indemnity Escrow Agent will not be liable to anyone.

     (b) In the event conflicting demands are made or notices are served upon the Indemnity Escrow Agent with respect to the Indemnity Escrow or should a third party make a Claim on such Escrow, the Indemnity Escrow Agent will have the absolute right, at the Indemnity Escrow Agent's election, to do any of the following: (i) resign so a successor can be appointed pursuant to Section 7, (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves; or
  (iii) retain all or any of the Indemnity Escrow in its possession, without liability to anyone, until such dispute shall have been settled as contemplated in Section 4. In the event such interpleader suit is brought, the Indemnity Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under the Escrow Provisions, and Acquiror will pay the Indemnity Escrow Agent (subject to reimbursement from the Target Stockholders pursuant to Section 4) all reasonable costs, expenses and reasonable attorney's fees expended or incurred by the Indemnity Escrow Agent pursuant to the exercise of the Indemnity Escrow Agent's rights under this Section 5 (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 6). The resignation of the Indemnity Escrow Agent under this section shall not affect the right of the Indemnity Escrow Agent to be paid any amount due to Indemnity Escrow Agent hereunder.

  6. Expenses.

     (a) Indemnity Escrow Agent. Acquiror will pay all fees and expenses including attorney's fees incurred in the ordinary course of performing its responsibilities as Indemnity Escrow Agent hereunder. Any extraordinary fees and expenses including attorney's fees, including without limitation any fees or expenses incurred by the Indemnity Escrow Agent in connection with a dispute over the distribution of Indemnity Escrow Holdback or the validity of a Claim or Claims by Acquiror will be advanced by Acquiror and subject to reimbursement by the Target Stockholders (it being understood that such obligation shall be joint and several) subject to Section 4(f) in the event that Acquiror is the prevailing party with respect to such dispute or Claim. The Target Stockholder's liability for the extraordinary fees and expenses of the Indemnity Escrow Agent may be paid by Acquiror after giving at least five (5) days written notice to the Target Stockholder Representative and may be recovered as a Claim hereunder out of the Indemnity Escrow. If Acquiror is entitled to reimbursement by the Target Stockholders of a portion of such fees and expenses as permitted under this Section 6(a) then the Indemnity Escrow Agent may release to Acquiror a portion of the Indemnity Escrow Holdback equal to such portion of fees and expenses. Notwithstanding the foregoing, the liability of a shareholder of Target under this paragraph shall be limited to and shall not exceed his pro rata portion of the Indemnity Escrow Holdback then held by the Indemnity Escrow Agent.

  Acquiror and the Target Stockholders, jointly and severally, agree to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the distribution of Indemnity Escrow Holdback under this Agreement, including without limitation any taxes, additions of late payment, interest, penalties and other expenses, that may be assessed against the Indemnity Escrow Agent on any such payment or other activities under this Agreement. Acquiror and the Stockholders Representative shall mutually determine in writing with respect to the Indemnity Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Indemnity Escrow Agent under this Agreement. Acquiror and the Target Stockholders, jointly and severally, agree to assume any and all liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Indemnity Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable legal fees), interest and penalties. Notwithstanding the foregoing, the liability of a shareholder of Target under this paragraph shall be limited to and shall not exceed his pro rata portion of the Indemnity Escrow Holdback then held by the Indemnity Escrow Agent.

     (b) Stockholder Representative. The Stockholder Representative will not be entitled to receive any compensation from Acquiror or the Target Stockholders in connection with this Agreement. Any fees and expenses incurred by the Stockholder Representative in connection with actions taken pursuant to the terms of the Escrow Provisions will be paid by the Target Stockholders to the Stockholder Representative.

  7. Successor Indemnity Escrow Agent. In the event the Indemnity Escrow Agent becomes unavailable or unwilling to continue in its capacity as such, the Indemnity Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving not less than thirty (30) days' prior written notice of such a date when such resignation will take effect. Acquiror will designate a successor Indemnity Escrow Agent prior to the expiration of such 30-day period by giving written notice to the Indemnity Escrow Agent and the Stockholder Representative. Acquiror may appoint a successor Indemnity Escrow Agent with the consent of the Stockholder Representative, which consent will not be unreasonably withheld. The Indemnity Escrow Agent will promptly transfer the Indemnity Escrow Holdback to such designated successor. In the event no successor Indemnity Escrow Agent is appointed as described in this Section 7, the Indemnity Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Indemnity Escrow Agent.

  8. Limitation of Responsibility; Notices. The Indemnity Escrow Agent's duties are limited to those set forth in the Escrow Provisions, and no implied duties or obligations shall be implied; and the Indemnity Escrow Agent may rely upon the written notices delivered to the Indemnity Escrow Agent hereunder by the Stockholder Representative and under the Escrow Provisions.

  9. Incorporation by Reference of Section 12. The parties agree that the terms of Section 12 of the Reorganization Agreement shall be deemed to be incorporated by reference in this Agreement as if such Section had been set forth in its entirety herein except that only the provisions of this Agreement shall control the responsibilities and obligations of the Indemnity Escrow Agent.

  10. Stockholder Representative. By virtue of their approval of the Reorganization Agreement, the Target Stockholders will be deemed to have irrevocably constituted and appointed, effective as of the Effective Time, the Stockholder Representative, together with his permitted successors, as their true and lawful agent and attorney-in-fact to enter into any agreement in connection with the transactions contemplated by this Agreement or the Reorganization Agreement, including, without limitation, the exercise of all or any of the powers, authority and discretion conferred on them under any such agreement, to waive any terms and conditions of any such agreement, to give and receive notices and communications, to authorize delivery to Acquiror of the Indemnity Escrow Holdback or other property from the Indemnity Escrow in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing. Such agency may be changed by the Target Stockholders of a majority in interest of the Indemnity Escrow from time to time upon not less than ten (10) days' prior written notice to Acquiror and the Indemnity Escrow Agent. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Target Stockholders. This power of attorney is coupled with an interest and is irrevocable. The Target Stockholders will be bound by all actions taken by the Stockholder Representative in connection with this Agreement and Acquiror shall be entitled to rely on any action or decision of the Stockholder Representative. In performing their functions hereunder, the Stockholder Representative will not be liable to the Target Stockholders in the absence of gross negligence or willful misconduct.

  11. Notices. Any notice provided for or permitted under the Escrow Provisions will be treated as having been received (a) when delivered personally, (b) when sent by confirmed telex or telecopy, (c) one (1) day following when sent by commercial overnight courier with written verification of receipt, or (d) three
(3) days following when mailed postage prepaid by certified or registered mail, return receipt requested, to the party to be notified, at the address set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section 11.

     Acquiror:                    Emusic.com Inc.
                                  1991 Broadway, 2nd Floor
                                  Redwood City, CA 94036
                                  Facsimile: (650) 216-1610
                                  Attention: President

     With copy to:                Gray Cary Ware & Freidenrich LLP
                                  400 Hamilton Avenue
                                  Palo Alto, CA 94301
                                  Facsimile: (650) 327-3699
                                  Attention: Andrew Zeif

     Stockholder Representative:  Mr. Howard A. Tullman
                                  Tunes.com Inc.
                                  640 North LaSalle Street
                                  Suite 560
                                  Chicago, IL 60610
                                  Facsimile: (312) 654-1099

     With copy to:

     Indemnity Escrow Agent:      Emusic.com Inc.
                                  1991 Broadway, 2nd Floor
                                  Redwood City, CA 94036
                                  Facsimile: (650) 216-1610
                                  Attention: President

     With copy to:                Gray Cary Ware & Freidenrich LLP
                                  400 Hamilton Avenue
                                  Palo Alto, CA 94301
                                  Facsimile: (650) 327-3699
                                  Attention: Andrew Zeif

  12. Voting Rights. The right to vote the Acquiror Shares shall rest with the Target Stockholders.

  13. General.

     (a) Governing Laws. It is the intention of the parties hereto that the internal laws of the State of Delaware (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties to this Agreement.

     (b) Binding upon Successors and Assigns. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties to this Agreement.

     (c) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears on such counterpart and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected in this Agreement as signatories.

     (d) Entire Agreement. Except as set forth in the Reorganization Agreement, this Agreement, the documents referenced in this Agreement and the exhibits to such documents, constitute the entire understanding and agreement of the parties to this Agreement with respect to the subject matter of this Agreement and of such documents and exhibits and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to this Agreement, provided that with respect to the Indemnity Escrow Agent, this Agreement (without reference to any other agreements) sets forth the entire understanding of the parties. The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms of this Agreement.

     (e) Waivers. No waiver by any party to this Agreement of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

     (f) Amendment. This Agreement may be amended with the written consent of Acquiror, the Indemnity Escrow Agent and the Stockholder Representative, provided that if the Indemnity Escrow Agent does not agree to an amendment agreed upon by Acquiror and the Stockholder Representative (except an amendment which may adversely affect the rights or interests of the Indemnity Escrow Agent), Acquiror will appoint a successor Indemnity Escrow Agent in accordance with Section 7.

     (g) Acts of God. Neither Acquiror nor the Target Stockholders nor the Indemnity Escrow Agent nor the Stockholder Representative shall be responsible for delays or failures in performance resulting from acts beyond their control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire communication line failures, power failures, earthquakes or other disasters.

  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written and will be effective as to all the Target Stockholders when executed by Acquiror, the Indemnity Escrow Agent and the Stockholder Representative.

                                          EMUSIC.COM INC., as Acquiror and
                                          Indemnity Escrow Agent:

                                          By:
                                            -----------------------------------

                                          Its:
                                            -----------------------------------

                                          SHAREHOLDER REPRESENTATIVE:

                                          -------------------------------------
                                          Howard A. Tullman

                [SIGNATURE PAGE FOR INDEMNITY ESCROW AGREEMENT]

                                                                    APPENDIX C

                          SHAREHOLDER VOTING AGREEMENT

  This Shareholder Voting Agreement (the "Agreement") is made and entered into as of November 29 , 1999 by and among Tunes.com Inc., a Delaware corporation ("Target"), Emusic.com Inc., a Delaware corporation ("Acquiror"), and the undersigned shareholder (the "Shareholder") of Target.

  WHEREAS, concurrently with the execution of this Agreement, Acquiror, GNB Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Sub"), and Target have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which provides for the merger (the "Merger") of Sub with and into Target. Pursuant to the Merger, Acquiror will acquire Target in exchange for shares of Acquiror Common Stock;

  WHEREAS, Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding capital stock of Target and shares subject to outstanding options as is indicated on the signature page of this Agreement (the "Shares"); and

  WHEREAS, in consideration of the execution of the Reorganization Agreement by Acquiror, Shareholder agrees to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of Target acquired by Shareholder hereafter and prior to the Expiration Date (as defined in Section
1.1 below), agrees to vote the Shares and any other such shares of capital stock of Target so as to facilitate consummation of the Merger, and agrees to grant Acquiror an irrevocable proxy to vote the Shares and any other shares of capital stock of Target upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, the parties agree as follows:

  1. Agreement to Retain Shares.

     1.1 Transfer and Encumbrance. Shareholder agrees, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "Transfer") any of the Shares or any New Shares (as defined in Section 1.2 below) or to discuss, negotiate or make any offer or agreement relating thereto. Shareholder acknowledges that the intent of the foregoing sentence is to ensure that Acquiror retains the right under the Proxy (as defined in Section 5 below) to vote the Shares and any New Shares in accordance with the terms of the Proxy. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time as defined in the Reorganization Agreement, or (ii) the termination of the Reorganization Agreement in accordance with its terms.

     1.2 New Shares. Shareholder agrees that any shares of capital stock of Target that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

  2. Agreement to Vote Shares. At every meeting of shareholders of Target called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of shareholders of Target with respect to any of the following, Shareholder shall vote the Shares and any New Shares, unless otherwise directed in writing by Acquiror:

       (i) in favor of approval of the Merger, the execution and delivery by Target of the Reorganization Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof, including without limitation, the amendment of Target's Restated

    Certificate of Incorporation as described in Schedule 3.3 of the Reorganization Agreement and any other action requiring shareholder approval as described in Schedule 3.3 of the Reorganization Agreement;

       (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Target in the Reorganization Agreement; and

       (iii) against the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (A) any merger, consolidation or other business combination involving Target with any party other than Acquiror or its affiliates; (B) any sale, lease or transfer of more than a significant part of the assets of Target to any party other than Acquiror or its respective affiliates (except in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of Target; (D) any change in a majority of the Board of Directors of Target; (E) any amendment to the Certificate of Incorporation of Target; (F) any material change in the capitalization of Target or Target's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

  Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section.

  3. Waiver of Dissenters' Rights. Each Shareholder hereby waives any rights of appraisal and any dissenters' rights that such Shareholder may have in connection with the Merger.

  4. Non-Solicitation Agreement. Until the Expiration Date, Shareholder will not (nor will Shareholder permit any of Shareholder's officers, directors, agents, representatives or affiliates to) directly or indirectly, take any of the following actions with any party other than Acquiror and its designees: (a) solicit, initiate, entertain, encourage any proposals or offers from, or conduct discussions with or engage in negotiations with any person, relating to any possible acquisition of Target (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its capital stock or assets or any equity interest in Target (an "Opposing Acquisition"),
(b) provide information with respect to Target to any person, other than Acquiror and its affiliates or representatives or otherwise cooperate with, facilitate or encourage any effort or attempt by any such person with regard to any possible Opposing Acquisition or potential Opposing Acquisition, (c) enter into an agreement with any person, other than Acquiror, providing for an Opposing Acquisition or (d) make or authorize any statement, recommendation or solicitation in support of any possible Opposing Acquisition other than by Acquiror. In addition to the foregoing, if Shareholder receives prior to the Expiration Date any offer, proposal or request, directly or indirectly, relating to any of the above, Shareholder shall immediately notify Acquiror thereof.

  5. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Acquiror a proxy in the form attached as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permitted by law, covering the total number of Shares and New Shares of capital stock of Target beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

  6. Transferee of Shares and New Shares to be Bound by this Agreement. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not cause or permit any sale, exchange, pledge, transfer, assignment, conveyance or other disposition of any Shares or New shares to be effected unless each person to which any Shares or New Shares, or any interest in any of such shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement; and (b) agreed to hold such Shares and New Shares (or interest in such shares) subject to all of the terms and provisions of this Agreement.

  7. Representations, Warranties and Covenants of Shareholder. Shareholder represents, warrants and covenants to Acquiror as follows: except to the extent otherwise disclosed in the Reorganization Agreement (or the Schedules thereto), Shareholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date constitutes Shareholder's entire interest in the outstanding capital stock of Target, and will be free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances, (ii) does not beneficially own or have sole or shared voting or investment power of any shares of capital stock or other securities (including all rights, options and warrants to acquire shares of capital stock and other securities) of Target other than the Shares, (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy, and (iv) is not a party to any voting trusts, buy sell or other similar agreements with respect to the voting stock of Target, and the Shares are not subject to or bound by any voting trusts, buy sell or other similar agreements.

  8. Covenants of Target. Target hereby agrees and covenants that:

       (i) Target will not, and will cause its stock transfer agent not to, register the transfer of any of the Shares or New Shares on the stock transfer ledger of Target at any time prior to the Expiration Date; and

       (ii) Target agrees that any shares of capital stock of Target that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date shall be considered "New Shares" and subject to each of the terms and conditions of this Agreement.

  9. Additional Documents. Shareholder and Target hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement.

  10. Consent and Waivers. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

  11. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force and effect as of the Expiration Date.

  12. Legending of Shares. If so requested by Acquiror, Shareholder agrees that the Shares and any New Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Shareholder agrees that she/he shall not Transfer the Shares or any New Shares without first having the aforementioned legend affixed to the certificates representing the Shares or any New Shares.

  13. Miscellaneous.

     13.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     13.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

     13.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     13.4 Waiver. No failure on the part of Acquiror to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Acquiror in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Acquiror shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Acquiror, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     13.5 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to Acquiror upon such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity.

     13.6 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by first-class mail, postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     If to Acquiror:

     With a copy to:           Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                               Facsimile: (650) 327-3699
                               Attention: Andrew Zeif, Esq.

     If to Shareholder:        To the address for notice set forth on the
                               signature page hereof

     If to Target:

     With a copy to:           Freeborn & Peters
                               311 South Wacker Drive
                               Chicago, IL 60606
                               Facsimile: (312) 360-6575
                               Attention: Richard R. Dennerline, Esq.

     13.7 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

     13.8 Attorneys' Fees and Expenses. If any legal action or other legal proceeding relating to the enforcement of any provision of this Agreement is brought against Shareholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     13.9 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     13.10 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     13.11 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

ACQUIROR                                  SHAREHOLDER

By:
  -----------------------------           -----------------------------
 Name:                                    Signature
 Title:

TARGET                                    -----------------------------
                                          Print Name

By:
  -----------------------------           Shareholder's Address for Notice:
 Name:
 Title:                                   -----------------------------

                                          -----------------------------

                                          -----------------------------

                                          Shares beneficially owned:

                                              shares of Target Common Stock

                                              shares of Target Preferred Stock

                [SIGNATURE PAGE TO SHAREHOLDER VOTING AGREEMENT]

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

  The undersigned shareholder of              , a Delaware , corporation
("Target"), hereby irrevocably (to the fullest extent permitted by law)
appoints             and             of            , a Delaware corporation
("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Target that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Target issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of Target as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

  This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Shareholder
Voting Agreement dated as of November   , 1999 by and among Acquiror, Target
and the undersigned shareholder (the "Voting Agreement"), and is granted in consideration of Acquiror entering into that certain Agreement and Plan of
Reorganization dated as of November   , 1999 (the "Reorganization Agreement"),
by and among Acquiror, GNA Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Sub") and Target. The Reorganization Agreement provides for the merger of Target with and into Sub in accordance with its terms (the "Merger") and Shareholder is receiving a portion of the proceeds of the Merger. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time as defined in the Reorganization Agreement or (ii) the termination of the Reorganization Agreement in accordance with its terms.

  The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of shareholders of Target and in every written consent in lieu of such a meeting:

     (i) in favor of approval of the Merger, the execution and delivery by Target of the Reorganization Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof;

     (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Target in the Reorganization Agreement; and

     (iii) against the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (A) any merger, consolidation or other business combination involving Target with any party other than Acquiror or its respective affiliates; (B) any sale, lease or transfer of more than a significant part of the assets of Target to any party other than Acquiror or its respective affiliates (except in the ordinary course of business);
  (C) any reorganization, recapitalization, dissolution or liquidation of Target; (D) any change in a majority of the board of directors of Target;
  (E) any amendment to the Certificate of Incorporation of Target; (F) any material change in the capitalization of Target or Target's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

  Prior to the Expiration Date, at any meeting of the shareholders of Target, and in every written consent in lieu of such meeting, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares in opposition to (i) any Opposing Acquisition (as such term is defined in the Voting Agreement) and any related transaction or agreement and (ii) any action which is intended, or could reasonably be expected, to facilitate the consummation of any Opposition Acquisition.

  The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

  Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

  This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:        , 1999                      Signature of
                                           Shareholder:

                                          Print Name of Shareholder:

                                          Shares beneficially owned:

                                              shares of Target Common Stock

                                              shares of Target Preferred Stock

                                                                     APPENDIX D

                   [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                               November 29, 1999

The Board of Directors
EMusic.com Inc.
1991 Broadway, 2nd Floor
Redwood City, California 94063

Members of the Board:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness to EMusic.com Inc. ("EMusic"), from a financial point of view, of the Exchange Ratio (defined below) provided for in the Agreement and Plan of Reorganization, dated as of November 29, 1999 (the "Reorganization Agreement"), by and among EMusic, GNB Corporation, a wholly owned subsidiary of EMusic ("Sub"), Tunes.com, Inc. ("Tunes"), and certain principal stockholders of Tunes (the "Principal Stockholders"). The Reorganization Agreement provides for, among other things, the merger of Sub with and into Tunes (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Tunes ("Tunes Common Stock") will be converted into the right to receive that number of shares of the common stock, par value $0.001 per share, of EMusic ("EMusic Common Stock") determined by dividing (i) 10,600,000 shares of EMusic Common Stock by (ii) the number of shares of Tunes Common Stock outstanding at the effective time of the Merger on a fully diluted basis (the number of shares of EMusic Common Stock into which shares of Tunes Common Stock will be so converted in the Merger, the "Exchange Ratio"). The Reorganization Agreement further provides that 10% of the EMusic Common Stock issuable in the Merger will be subject to an escrow arrangement as more fully described in the Reorganization Agreement and related escrow agreement.

In arriving at our Opinion, we:

    (a) reviewed the Reorganization Agreement and certain related documents;

    (b) reviewed audited financial statements of Tunes for the fiscal years ended December 31, 1997 and December 31, 1998, and audited financial statements of EMusic for the fiscal years ended June 30, 1998 and June 30, 1999;

    (c) reviewed unaudited financial statements of Tunes for the nine months ended September 30, 1999 and unaudited financial statements of EMusic for the three months ended September 30, 1999;

      (d) reviewed financial projections prepared by the managements of EMusic and Tunes;

      (e) reviewed the historical market prices and trading volume for EMusic Common Stock;

    (f) held discussions with the senior managements of EMusic and Tunes with respect to the businesses and prospects for future growth of EMusic and Tunes;

    (g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to EMusic and Tunes;

    (h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Merger;

The Board of Directors
EMusic.com Inc.
November 29, 1999
Page 2

    (i) performed a discounted cash flow analysis of Tunes using certain assumptions of future performance provided to us by the management of Tunes;

      (j) reviewed public information concerning EMusic; and

      (k) performed such other analyses and reviewed such other information as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by EMusic, Tunes and their respective employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of EMusic and Tunes provided to or discussed with us, we assumed, at the direction of the managements of EMusic and Tunes, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of EMusic and Tunes. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities of EMusic, Tunes or affiliated entities. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of EMusic or Tunes, or the price at which the EMusic Common Stock will trade subsequent to announcement or consummation of the Merger. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to EMusic in connection with the Merger and to the Board of Directors of EMusic in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We also will receive a fee upon the delivery of this Opinion. We have in the past provided financial services to EMusic unrelated to the proposed Merger, including having acted as lead managing underwriter for a secondary offering of Emusic Common Stock, for which services we have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of EMusic for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to EMusic from a financial point of view. This Opinion is for the use of the Board of Directors of EMusic in its evaluation of the Merger and does not constitute a recommendation as to how any stockholder should vote with respect to any matters relating to the Merger.

                                         Very truly yours,

                                         /s/ CIBC World Markets Corp.

                                         CIBC WORLD MARKETS CORP.

                                                                      APPENDIX E

November 29, 1999

Board of Directors
Tunes.com, Inc.
640 N. LaSalle Street, Suite 560
Chicago, IL 60610

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Tunes.com, Inc. ("Tunes"), taken as a whole, of the Conversion Ratio (as defined hereafter) pursuant to the terms of that certain Agreement and Plan of Reorganization, to be dated as of November 29, 1999 (the "Agreement"), by and among Tunes, EMusic.com, Inc. ("EMusic") and GNB Corporation ("GNB").

As more specifically set forth in the Agreement, and subject to the terms and conditions thereof, the Agreement provides for the acquisition of Tunes by EMusic through the merger (the "Merger") of GNB with and into Tunes, with Tunes as the surviving company as a wholly-owned subsidiary of EMusic. In the Merger, among other things, each share of common stock of Tunes, par value $0.01 per share ("Tunes Common Stock"), outstanding as of the effective time of the Merger, other than shares held by Tunes, EMusic or affiliates of EMusic, will be converted into the right to receive a number of shares of EMusic common stock, par value $0.001 per share ("EMusic Common Stock"), determined by dividing 10.6 million by the number of shares of Tunes Common Stock outstanding as of the effective time of the Merger determined on a fully-diluted basis (including all options, warrants or other rights to acquire Tunes Common Stock issued and outstanding at the effective time of the Merger) (the "Conversion Ratio"). Subsequent to the Merger, the EMusic Common Stock will be subject to certain restrictions on transfer. Additional terms and conditions of the Merger are more fully set forth in the Agreement.

SG Cowen Securities Corporation ("SG Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the equity securities of EMusic for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We also hold a warrant to purchase shares of Tunes Common Stock.

We have been engaged to act as exclusive financial advisor to Tunes in connection with the Merger and to render to the Board of Directors of Tunes in connection with the Merger an opinion as to the fairness, from a financial point of view, to the stockholders of Tunes, taken as a whole, other than EMusic and its affiliates, of the Conversion Ratio. We will receive a fee from Tunes for providing these services, including this opinion, pursuant to the terms of our engagement letter with Tunes, dated as of November 16, 1999. A significant portion of our fee is contingent upon the consummation of the Merger. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to Tunes.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

        (i) a draft of the Agreement, dated as of November 22, 1999;

         (ii) audited financial statements of EMusic for the fiscal years ended June 30, 1997, 1998, and 1999, unaudited financial statements of EMusic for the first fiscal quarter ended September 30, 1999 and certain other relevant financial and operating data prepared by EMusic;

       (iii) audited financial statements of Tunes for the fiscal years ended December 31, 1997 and 1998, unaudited financial statements of Tunes for the third fiscal quarter ended September 30, 1999 and certain other relevant financial and operating data prepared by Tunes;

         (iv) certain publicly available information for EMusic, including EMusic's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

        (v) certain publicly available information for Tunes, including the Registration Statement on Form S-1, dated June 14, 1999, and all amendments thereto;

         (vi) financial projections (the "Analyst Projections") provided in currently available analyst reports for EMusic;

       (vii) certain internal financial analyses, financial forecasts, reports and other information concerning each of EMusic and Tunes prepared by the management of EMusic and Tunes, respectively (the "EMusic Forecasts" and "Tunes Forecasts," respectively);

       (viii) discussions we have had with certain members of the management of each of EMusic and Tunes concerning the historical and current business operations, financial conditions and prospects of EMusic and Tunes, respectively, and such other matters we deemed relevant;

         (ix) the reported price and trading histories of the shares of EMusic Common Stock;

        (x) the respective financial conditions of Tunes and EMusic as compared to the financial conditions of certain other companies we deemed relevant;

         (xi) certain financial terms of the Merger as compared to the financial terms of certain selected business combinations we deemed relevant;

       (xii) based on the Tunes Forecasts, the cash flows generated by Tunes on a stand-alone basis to determine the present value of the discounted cash flows;

       (xiii) based on the EMusic Forecasts and Tunes Forecasts, the potential pro forma financial effects of the Merger; and

       (xiv) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

  In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Tunes and EMusic, respectively, or which is publicly available, and we have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently verified, such information. In addition, we have not conducted any physical inspection of the properties or facilities of Tunes or EMusic. We have further relied upon the assurance of management of Tunes that it is unaware of any facts that would make the information provided to us or which is publicly available incomplete or misleading in any respect. We have, with your consent, assumed that the Tunes Forecasts and EMusic Forecasts were reasonably prepared by the management of Tunes and EMusic, respectively, and reflect the best currently available estimates and good faith judgments of such management as to the future performance of Tunes and EMusic, respectively. Management of Tunes and EMusic, respectively, have confirmed to us and we have assumed, with your consent, that the Tunes Forecasts, EMusic Forecasts and Analyst Projections provide a reasonable basis for our Opinion. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Tunes or EMusic, nor have we been furnished with such materials. With respect to all legal matters relating to Tunes and EMusic, we have relied on the advice of legal counsel of Tunes. We have assumed, with your consent, that each share of preferred stock of Tunes shall be converted into Tunes Common Stock immediately prior to the effective time of the Merger. We do not express any opinion as to the terms of such conversion or the effects of any preference. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion, and we expressly disclaim any responsibility to do so.

  For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. You have informed us, and we have assumed, that the Merger (i) will be recorded as a purchase under generally accepted accounting principles and (ii) will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

  It is understood that this letter is intended for the benefit and use of the Board of Directors of Tunes in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. We are not expressing an opinion as to what the value of EMusic Common Stock will be when issued to Tunes' stockholders pursuant to the Merger nor as to the fairness of the Conversion Ratio as it relates to any individual stockholder or class of stockholders. Furthermore, we are not expressing any opinion as to what the future price, trading range or value of EMusic Common Stock will be following the Merger or as to the effects, financial or otherwise, if any, of the restrictions on transfer imposed on the EMusic Common Stock pursuant to the Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, Tunes' underlying business decision to effect the Merger.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Conversion Ratio is fair, from a financial point of view, to the stockholders of Tunes, taken as a whole, other than EMusic and its affiliates.

                               Very truly yours,

                               SG COWEN SECURITIES CORPORATION

                                                                    APPENDIX F

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
   (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
   (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L. '98, eff. 7-1-98.)

                                                                      APPENDIX G

                                EMUSIC.COM INC.

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                      FOR SPECIAL MEETING OF STOCKHOLDERS

                               FEBRUARY 14, 2000

  The undersigned stockholder of EMusic.com Inc. acknowledges receipt of the Notice of Special Meeting of Stockholders and Joint Proxy Statement/Prospectus relating to EMusic's acquisition of Tunes.com Inc. through the merger of GNB Corporation with and into Tunes pursuant to an Agreement and Plan of Reorganization, dated as of November 29, 1999, and the transactions contemplated thereby, and the undersigned revokes all other proxies and appoints Gene Hoffman, Jr., Joseph Howell and Peter M. Astiz, and each of them, the attorneys and proxies for the undersigned, each with full power of substitution, to attend and act for the undersigned at EMusic's special meeting of stockholders to be held in the offices of Gray Cary Ware & Freidenrich LLP, 400 Hamilton Avenue, Palo Alto, California, on Monday, February 14, 2000, at 9:00 a.m., local time, and at any adjournments or postponements thereof in connection therewith to vote and represent all of the shares of EMusic's common stock that the undersigned would be entitled to vote.

  This card provides voting instructions as applicable to the appointed proxies for shares held of record by the undersigned. If registrations are not identical, you may receive more than one set of proxy materials. Please sign, date and return all cards you receive.

  THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IN THE ABSENCE OF ANY DIRECTION THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

                                SEE REVERSE SIDE

[X]  Please mark your
   votes as in this
   example

The Board of Directors recommends a vote FOR adoption of the merger agreement and approval of the transactions contemplated by the merger agreement.

1. Adoption of the merger agreement and approval of the transactions contemplated by the merger agreement.

                    [_] FOR     [_] AGAINST     [_] ABSTAIN

2. Approval of the adjournment or postponement of the special meeting.

                    [_] FOR     [_] AGAINST     [_] ABSTAIN


Signature(s)                       Date

NOTE: Please sign exactly as name appears above. Joint owners should each sign. Fiduciaries should add their full title to their signature. Corporations should sign in full corporate name by an authorized officer. Partnerships should sign in partnership name by an authorized person.

                                                                      APPENDIX H

                                 TUNES.COM INC.

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                      FOR SPECIAL MEETING OF STOCKHOLDERS

                               FEBRUARY 14, 2000

  The undersigned stockholder of Tunes.com Inc. acknowledges receipt of the Notice of Special Meeting of Stockholders and Joint Proxy Statement/Prospectus relating to the acquisition of Tunes by EMusic.com Inc. through the merger of GNB Corporation with and into Tunes pursuant to an Agreement and Plan of Reorganization, dated as of November 29, 1999, and the transactions contemplated thereby, and the undersigned revokes all other proxies and appoints Howard A. Tullman and Stuart B. Frankel, and each of them, the attorneys and proxies for the undersigned, each with full power of substitution, to attend and act for the undersigned at Tunes' special meeting of stockholders to be held at the offices of Freeborn & Peters, 311 South Wacker Drive, Suite 3000, Chicago, Illinois, on Monday, February 14, 2000, at 1:00 p.m., local time, and at any adjournments or postponements thereof in connection therewith to vote and represent all of the shares of Tunes' common stock and convertible preferred stock that the undersigned would be entitled to vote.

  This card provides voting instructions as applicable to the appointed proxies for shares held of record by the undersigned. If registrations are not identical, you may receive more than one set of proxy materials. Please sign, date and return all cards you receive.

  THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IN THE ABSENCE OF ANY DIRECTION THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

                                SEE REVERSE SIDE

[X]  Please mark your
   votes as in this
   example

The Board of Directors recommends a vote FOR adoption of the merger agreement and approval of the transactions contemplated by the merger agreement.

1. Adoption of the merger agreement and approval of the transactions contemplated by the merger agreement.

                    [_] FOR     [_] AGAINST     [_] ABSTAIN

2. Approval of the adjournment or postponement of the special meeting.

                    [_] FOR     [_] AGAINST     [_] ABSTAIN


Signature(s)                       Date

NOTE: Please sign exactly as name appears above. Joint owners should each sign. Fiduciaries should add their full title to their signature. Corporations should sign in full corporate name by an authorized officer. Partnerships should sign in partnership name by an authorized person.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to continue to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules

   Exhibit
   Number                         Description of Document
   -------                        -----------------------
    2.1    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, Atlantis Ventures Corp., GN Acquisition Corp. and
           certain other parties dated as of May 11, 1998 (1)
    2.2    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, Creative Fulfillment, Inc., GN Acquisition Corporation
           and certain other parties dated as of October 8, 1998 (2)
    2.3    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, GNA Corporation, Internet Underground Music Archive,
           Inc. and certain shareholders of Internet Underground Music Archive,
           Inc. dated as of May 16, 1999 (4)
    2.4    Agreement and Plan of Merger by and between EMusic.com Inc., a
           Florida corporation, and EMusic.com Inc., a Delaware corporation, dated as of July 21, 1999 (3)
    2.5    Agreement and Plan of Reorganization by and among EMusic.com Inc.,
           GNA Corporation, Group K Inc. d.b.a. Cductive and the principal shareholders of Cductive, dated as of November 15, 1999 (6)
    2.6    Agreement and Plan of Reorganization, dated as of November 29, 1999, among EMusic.com Inc., GNB Corporation and Tunes.com Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus that is a part of this Registration Statement)
    3.1    Amended and Restated Certificate of Incorporation (5)
    3.2    Amended and Restated Bylaws (4)
    5.1    Opinion of Gray Cary Ware & Freidenrich LLP
   10.1    Form of Indemnity Agreement (4)
   10.2    Common Stock Purchase Agreement dated as of March 30, 1998 with Gary
           Culpepper (2)
   10.3    1998 Stock Option Plan (2)
   10.4    1998 Nonstatutory Stock Option Plan (4)
   10.5    1999 Employee Stock Purchase Plan (4)
   10.6    Form of Amendment to Investor Rights Agreement dated July 19, 1999
           (4)
   10.7    Indemnity Escrow Agreement, dated as of November 29, 1999, between
           EMusic.com Inc. and Howard A. Tullman, as representative of the former stockholders of Tunes.com Inc. (included as Appendix B to the
           Joint Proxy Statement/Prospectus that is a part of this Registration
           Statement)

   Exhibit
   Number                       Description of Document
   -------                      -----------------------
   21.1    Subsidiaries
   23.1    Consent of PricewaterhouseCoopers LLP
   23.2    Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
           5.1)
   23.3    Consent of Ernst & Young LLP
   23.4    Consent of Richard A. Eisner & Company LLP
   24.1    Power of Attorney (included on the signature page of this
           Registration Statement)
   99.1    Consent of CIBC World Markets Corp.
   99.2    Consent of SG Cowen Securities Corporation

------------------
(1) Incorporated by reference to the Registrant's Form 10-SB filed on July 22, 1998
(2) Incorporated by reference to the Registrant's Form 10-SB/A filed on December 24, 1998
(3) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on July 23, 1999
(4) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-83685) filed on July 23, 1999
(5) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-83685) filed on September 17, 1999
(6) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on November 22, 1999

Item 22. Undertakings

The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of this Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) That, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (e) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to such reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

     (f) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (g) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

     (h) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (i) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on January 10, 2000.

                                          EMUSIC.COM INC.

                                                   /s/ Gene Hoffman, Jr.
                                          By: _________________________________
                                                 Gene Hoffman, Jr. Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert H. Kohn, Gene Hoffman, Jr, Joseph
H. Howell and Peter M. Astiz, each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----
          /s/ Robert H. Kohn           Chairman of the Board and   January 10, 2000
______________________________________  Assistant Secretary
            Robert H. Kohn
         /s/ Gene Hoffman, Jr          President, Chief Executive  January 10, 2000
______________________________________  Officer and Director
          Gene Hoffman, Jr.             (Principal Executive
                                        Officer)
         /s/ Joseph H. Howell          Executive Vice President    January 10, 2000
______________________________________  and Chief Financial
           Joseph H. Howell             Officer (Principal
                                        Financial and Accounting
                                        Officer)
          /s/ Ralph Peer, II           Director                    January 10, 2000
______________________________________
            Ralph Peer, II
                                       Director
______________________________________
              Tor Braham
                                       Director
______________________________________
            Ed Rosenblatt

                               INDEX TO EXHIBITS

   Exhibit
   Number                         Description of Document
   -------                        -----------------------
    2.1    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, Atlantis Ventures Corp., GN Acquisition Corp. and
           certain other parties dated as of May 11, 1998 (1)
    2.2    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, Creative Fulfillment, Inc., GN Acquisition Corporation
           and certain other parties dated as of October 8, 1998 (2)
    2.3    Agreement and Plan of Reorganization by and among GoodNoise
           Corporation, GNA Corporation, Internet Underground Music Archive,
           Inc. and certain shareholders of Internet Underground Music Archive,
           Inc. dated as of May 16, 1999 (4)
    2.4    Agreement and Plan of Merger by and between EMusic.com Inc., a
           Florida corporation, and EMusic.com Inc., a Delaware corporation, dated as of July 21, 1999 (3)
    2.5    Agreement and Plan of Reorganization by and among EMusic.com Inc.,
           GNA Corporation, Group K Inc. d.b.a. Cductive and the principal shareholders of Cductive, dated as of November 15, 1999 (6)
    2.6    Agreement and Plan of Reorganization, dated as of November 29, 1999, among EMusic.com Inc., GNB Corporation and Tunes.com Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus that is a part of this Registration Statement)
    3.1    Amended and Restated Certificate of Incorporation (5)
    3.2    Amended and Restated Bylaws (4)
    5.1    Opinion of Gray Cary Ware & Freidenrich LLP
   10.1    Form of Indemnity Agreement (4)
   10.2    Common Stock Purchase Agreement dated as of March 30, 1998 with Gary
           Culpepper (2)
   10.3    1998 Stock Option Plan (2)
   10.4    1998 Nonstatutory Stock Option Plan (4)
   10.5    1999 Employee Stock Purchase Plan (4)
   10.6    Form of Amendment to Investor Rights Agreement dated July 19, 1999
           (4)
   10.7    Indemnity Escrow Agreement, dated as of November 29, 1999, between
           EMusic.com Inc. and Howard A. Tullman, as representative of the former stockholders of Tunes.com Inc. (included as Appendix B to the
           Joint Proxy Statement/Prospectus that is a part of this Registration
           Statement)
   21.1    Subsidiaries
   23.1    Consent of PricewaterhouseCoopers LLP
   23.2    Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
           5.1)
   23.3    Consent of Ernst & Young LLP
   23.4    Consent of Richard A. Eisner & Company LLP
   24.1    Power of Attorney (included on the signature page of this
           Registration Statement)
   99.1    Consent of CIBC World Markets Corp.
   99.2    Consent of SG Cowen Securities Corporation

------------------
(1) Incorporated by reference to the Registrant's Form 10-SB filed on July 22, 1998
(2) Incorporated by reference to the Registrant's Form 10-SB/A filed on December 24, 1998
(3) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on July 23, 1999
(4) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-83685) filed on July 23, 1999
(5) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-83685) filed on September 17, 1999
(6) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on November 22, 1999